As filed with the Securities and Exchange Commission on May 28, 2010

Registration No. 333-166282

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Corsair Components, Inc.

(Exact name of registrant as specified in its charter)

Delaware	3577	27-1735357
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

46221 Landing Parkway

Fremont, California 94538

(510) 657-8747

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Nicholas B. Hawkins

46221 Landing Parkway

Fremont, California 94538

(510) 657-8747

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Thomas C. DeFilipps Eric S. Haueter Sharon R. Flanagan Sidley Austin LLP 1801 Page Mill Road, Suite 110 Palo Alto, California 94304 Telephone: (650) 565-7000 Telecopy: (650) 565-7100	Tad J. Freese Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025 Telephone: (650) 328-4600 Telecopy: (650) 463-2600

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐		Accelerated filer	☐
Non-accelerated filer	☒	(Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee
Common stock, par value $0.0001 per share	$86,250,000	$6,150(3)

(1)	Includes offering price of shares that the underwriters have the option to purchase.
(2)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
(3)	Paid previously.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

Subject to Completion dated May 28, 2010

PRELIMINARY PROSPECTUS

Shares

Corsair Components, Inc.

Common Stock

This is the initial public offering of the common stock of Corsair Components, Inc. We are offering                              shares of our common stock and the selling stockholders identified in this prospectus are offering                              shares of our common stock. We will not receive any proceeds from the sale of shares by the selling stockholders. We estimate that the initial public offering price will be between $             and $             per share.

We intend to apply to list our common stock on the Nasdaq Global Market under the symbol “CRSR.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 13 of this prospectus.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to Corsair, before expenses	$	$
Proceeds to selling stockholders, before expenses	$	$

We and all but one of the selling stockholders have granted the underwriters a 30 day option to purchase a total of up to an additional                      shares of common stock on the same terms and conditions set forth above if the underwriters sell more than                      shares of common stock in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on                     , 2010.

Barclays Capital	Jefferies & Company

Oppenheimer & Co.	RBC Capital Markets

The date of this prospectus is                     , 2010

CORSAIR®
DOMINATOR® GT
DRAM MODULE
FORCE SERIES 256
SOLID-STATE DRIVE
FLASH VOYAGER®
GTR 128GB
USB FLASH DRIVE
OBSIDIAN SERIES™
800D CASE
HX1000 MODULAR
POWER SUPPLY UNIT
HYDRO SERIES H50
CPU COOLER

You should rely only on the information contained in this prospectus and in any free writing prospectus that we may provide to you in connection with this offering. Neither we nor any of the selling stockholders or underwriters has authorized anyone to provide you with information different from, or in addition to, that contained in this prospectus or any such free writing prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor any of the selling stockholders or underwriters is making an offer to sell or seeking offers to buy these securities in any jurisdiction where or to any person to whom the offer or sale is not permitted. The information in this prospectus is accurate only as of the date on the front cover of this prospectus and the information in any free writing prospectus that we may provide you in connection with this offering is accurate only as of the date of that free writing prospectus. Our business, financial condition, results of operations and prospects may have changed since those dates.

Until                     , 2010 (the 25th day after the date of this prospectus), all dealers effecting transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

For investors outside the United States: Neither we nor any of the selling stockholders or underwriters has done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus and any such free writing prospectus outside of the United States.

i

PROSPECTUS SUMMARY

This summary highlights some of the information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before investing in our common stock. You should read this entire prospectus carefully, including “Risk Factors” and our consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment decision. Unless otherwise expressly stated or the context otherwise requires, the terms “Corsair,” “our company,” “we,” “us” and “our” and similar references in this prospectus refer to Corsair Components, Inc. and its predecessors (including Corsair Memory, Inc.) and their respective consolidated subsidiaries.

Corsair Components, Inc.

Company Overview

We are a leading designer and supplier of high-performance components to the personal computer, or PC, gaming hardware market. Our products are purchased primarily by PC gaming enthusiasts who build their own high-performance desktop computer systems or buy pre-assembled customized systems in order to achieve the processing speeds and graphics capabilities necessary to fully experience leading edge computer games. According to a report that we commissioned from Jon Peddie Research, a market research firm, sales in the do-it-yourself, or DIY, portion of the worldwide PC gaming hardware market are forecasted to be approximately $10.4 billion in 2010. We believe, based on our management’s estimates, that our current product portfolio addresses approximately one-third of this DIY market segment. We believe that we have a leading brand among PC gaming enthusiasts, reflecting our superior product performance, design and reliability. Over the last four years we have introduced new, higher value added PC gaming components, both leveraging and reinforcing our brand image within our target market. Through our 16 years of operation, we have developed a global, scalable operations infrastructure with extensive marketing and distribution channel relationships with distributors and retailers in Europe, the Americas and the Asia Pacific region.

We have established a strong brand that we believe is widely recognized and respected in the PC gaming hardware market. We believe that our reputation, reinforced by favorable reviews of our products within the PC gaming community, is instrumental to building and maintaining our market leadership, particularly in light of the technical sophistication of many of our end-users. Our products have won numerous awards from computer enthusiast websites, such as hexus.net, hardocp.com, xbitlabs.com, driverheaven.net (now known as hardwareheaven.net) and legitreviews.com. Our products have also been recognized by a variety of publications, such as Maximum PC, a leading PC enthusiast magazine in the United States, which included our high-performance dynamic random access memory, or DRAM, modules in their “Dream Machine” PC in 2007, 2008 and 2009, and Custom PC, a widely distributed computer enthusiast magazine in the United Kingdom, whose readers voted us as the Computer Power Supply Manufacturer of the Year in each of the last three years.

Our products are sold to end-users in more than 60 countries through our customers, which are primarily retailers and distributors. End-users purchase our products primarily from online and brick-and-mortar retailers, including major retailers such as Newegg.com, TigerDirect.com, Amazon.com and Best Buy in the United States, Media Markt in Germany, PC World in the United Kingdom and Surcouf in France. For the year ended December 31, 2009, despite challenging market conditions, we generated net revenues of $325.6 million, gross profit of $46.7 million, a net loss of $8.7 million and adjusted net income of $7.0 million. For the three months ended March 31, 2010, we generated net revenues of $103.5 million, gross profit of $14.8 million, net loss of $11.4 million and adjusted net income of $2.4 million. Adjusted net income (loss), which is not a financial measure under U.S. generally accepted accounting principles, or GAAP, is equal to net income (loss) plus tax-adjusted stock-based compensation (benefit) expense (which was an expense of $15.7 million in 2009 and $13.8 million for the three months ended March 31, 2010) and is included in this prospectus to provide investors with a supplemental measure of our operating performance. See “Summary Consolidated Financial Data” and

“Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Measures” below for an explanation of how we compute adjusted net income (loss) and for a reconciliation to net income (loss), the most directly comparable GAAP financial measure.

Industry Overview

Consumers desire increasing realism in videogames and game publishers have responded with games that incorporate enhanced live-action, movie-like graphics, sophisticated game play and multi-player interactivity. Although videogames can be played on consoles, smartphones and dedicated handheld gaming devices, the most advanced games require the processing and graphics power of a high-performance gaming PC for optimal performance. The emergence of advanced, multiplayer online videogames, such as World of Warcraft, Need for Speed and Crysis, has also placed increased demands on processing speed and power by giving an inherent competitive performance advantage to players with faster systems. Moreover, gaming enthusiasts often utilize multiple large format video displays and game specific controllers, such as steering wheels and joysticks, for a more immersive experience. This increased complexity of games, along with the use of multiple displays and interface devices, require increased memory, faster processing speeds and superior graphics for optimal performance, which we believe drives the purchase of high-performance PC gaming systems and components.

The worldwide installed base of consumer PCs that could be used to play games was estimated to be approximately 228 million in 2008 and is projected to increase to more than 600 million by 2013, according to the PC Gaming Alliance, a computer gaming industry trade association. According to an independent research report by Jon Peddie Research, the worldwide PC gaming hardware market (including systems, accessories and upgrades) was estimated to be approximately $20.8 billion in sales in 2009 and is projected to grow to approximately $35.2 billion in sales in 2013, reflecting a compound annual growth rate of approximately 14.0%. In the separate report that we commissioned, Jon Peddie Research forecasts that sales in the DIY segment of the worldwide PC gaming hardware market will be approximately $10.4 billion in 2010.

Our Competitive Strengths

We are a leading provider of high-performance PC gaming hardware. We believe that we have a strong position in our target market as a result of the following competitive strengths:

•

Strong Brand Recognition and Customer Loyalty. We have been shipping high-performance DRAM modules for over 10 years and believe that we have established ourselves as a leading brand among computer gaming enthusiasts. We deliver high-performance and reliable products that have consistently met our targeted and advertised product specifications. This has helped us create a strong brand that we believe is widely recognized and respected in the PC gaming hardware market, as well as a loyal customer base among gaming enthusiasts.

•

Broad and Expanding Product Portfolio. We have demonstrated the ability to grow our business by successfully expanding our product portfolio. In late 2006, we launched our first line of non-memory components by introducing high-performance power supply units and in 2009 we launched three additional product categories: solid-state drives, cooling systems and computer cases. As of March 31, 2010, these four new product categories constituted our gaming components and peripherals segment, which experienced growth in net revenues from approximately $17.3 million in 2007 to approximately $82.5 million in 2009, reflecting a compound annual growth rate of approximately 118%.

•

Rapid and Effective Product Development. We leverage the active online community of gaming enthusiasts to understand better the needs of our end-users, with whom we continuously communicate through forums, blogs, customer surveys, social networking websites and other media. Our website, corsair.com, which includes forums, blogs and on-line tutorials, had a monthly average of over 750,000 visits in the first quarter of 2010. We believe that our proactive efforts to solicit and integrate end-user feedback into our product designs enhance our ability to deliver new products within a relatively short time frame and provide us with significant competitive advantages.

•

Global Sales and Distribution Network. In over 16 years of operation, we have developed a comprehensive global marketing and distribution network with representation in major markets worldwide. We currently ship to more than 60 countries and to major retailers including Newegg.com, TigerDirect.com, Amazon.com and Best Buy in the United States, Media Markt in Germany, PC World in the United Kingdom and Surcouf in France.

•

Scalable and Efficient Operating Model. We maintain a highly scalable and efficient operating model designed to manage the global supply chain of an increasingly diverse mix of products. As we have expanded our product portfolio, we have developed increasingly sophisticated tools for forecasting and managing our supply chain, freight costs and inventory in a variety of economic environments.

Our Growth Strategy

We intend to maintain and extend our position as a leading provider of high-performance PC gaming hardware by pursuing the following growth strategies:

•

Increase Product Sales to our Core Gaming Enthusiast Market. Our goal is to be the leading provider of high-performance components for the PC gaming enthusiast. Our strategy is to maintain and strengthen our position as a leading provider of DRAM modules to the PC gaming market, while growing the market share of our newer product categories.

•

Expand our Served Market. We seek to expand our end-user base and end markets by introducing new peripheral products intended to appeal to consumers in the significantly larger mainstream PC gaming market. We intend to leverage our brand and apply our expertise with existing technologies, our product development capabilities and our knowledge of customer requirements in order to enter product categories such as audio products, which we are currently developing, and input/output devices that are designed to appeal to both mainstream and enthusiast PC gamers.

•

Leverage our Scalable Operating and Business Model. We intend to continue to leverage our flexible operating model, which has allowed us to limit our operating expenses and deploy our capital efficiently, despite sometimes challenging market conditions. We believe that our global and scalable operations infrastructure and outsourced manufacturing model can support meaningful growth with modest incremental capital investment.

•

Build on our Existing Infrastructure to Address Growing Opportunities in the Asia Pacific Region. Sales to the Asia Pacific markets generated 12.7% of our net revenues for the year ended December 31, 2009 and the three months ended March 31, 2010, with most of our sales in that region coming from Australia and Japan. We believe that there are significant opportunities in China, India and other Asian markets with substantial populations as consumer spending on PC gaming hardware increases with growth in disposable income.

•

Pursue Selective Complementary Acquisitions. The markets for some of our products are highly fragmented, with a number of relatively small suppliers, some of which may lack the necessary resources to market and distribute their products effectively. We plan to evaluate, and may pursue, acquisitions that diversify our product offerings and broaden our end-user base or expand our geographic presence.

Risks Affecting Us

Our business is subject to numerous risks, including those described in the section entitled “Risk Factors” immediately following this prospectus summary. These risks represent challenges to the implementation of our strategy and to the success of our business. These risks include the following:

•

integrated circuits account for most of the cost of producing our DRAM modules, USB flash drives and solid-state drives and fluctuations in the market price of integrated circuits may have a material impact on our net revenues and gross profit;

•

the majority of our net revenues is generated by sales of DRAM modules and any significant decrease in the average selling prices of our DRAM modules would have a material adverse effect on our business, results of operations and financial condition;

•	our gross profit can vary significantly depending on fluctuations in the market price of DRAM modules, product mix and other factors, many of which are beyond our control;

•	our competitive position depends to a significant degree upon our ability to maintain the strength of our brand among PC gaming enthusiasts;

•	our success and growth depend on our ability to continuously develop and successfully market new products and improvements;

•

we depend on the introduction and success of new high-performance computer hardware, particularly microprocessors and graphics cards, and sophisticated new computer games to drive sales of our products;

•	we face intense competition and the markets we serve are characterized by continuous and rapid technological developments and change;

•	our results of operations are subject to substantial quarterly and annual fluctuations, which may adversely affect the market price of our common stock;

•

we do not own any manufacturing facilities, we do not have any guaranteed sources of supply of products or components, and we depend upon a small number of manufacturers, some of which are single-source suppliers, to supply our products, which may result in product and component shortages, delayed deliveries and quality control problems; and

•

your ability to influence matters that require approval of our stockholders will be limited because a small group of our existing stockholders will own a substantial portion of our outstanding common stock immediately after this offering.

Corporate Information

We were founded in 1994 as a California corporation. We reincorporated in the State of Delaware in 2007. Our executive offices are located at 46221 Landing Parkway, Fremont, California 94538 and our telephone number is (510) 657-8747. Our website address is www.corsair.com. Information contained on, or accessible through, our website is not incorporated by reference into this prospectus and should not be considered to be part of this prospectus.

We use various trademarks and trade names in our business, including Corsair, Dominator, Dominator GT, Dominator GTX, XMS, Value Select, DHX, Flash Voyager, Flash Voyager GT, Flash Voyager GTR, Flash Voyager Mini, Flash Voyager Port, Flash Survivor, Flash Survivor GT, Flash Padlock, Corsair Professional Series, Corsair Enthusiast Series, Corsair Builder Series, Corsair Obsidian Series, Corsair Air Series, Corsair Hydro Series, Corsair Ice Series, Corsair Storage Solutions, Corsair Performance Series, Corsair Extreme Series, Corsair Reactor Series and Corsair Nova Series, some of which appear in this prospectus, as well as the sail logo appearing on the cover page of this prospectus. All other trademarks and trade names appearing in this prospectus are the property of their respective owners.

The Offering

Total common stock offered	shares

Common stock offered by us	shares

Common stock offered by the selling stockholders	shares

Total common stock to be outstanding immediately after this offering	shares

Use of proceeds	We estimate that the net proceeds we receive from the sale of common stock in this offering will be approximately $ million (or approximately $ million if the underwriters exercise their option to purchase additional shares of common stock in full), in each case assuming an initial public offering price of $ per share, the midpoint of the estimated price range set forth on the cover page of this preliminary prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds that we receive from the sale of shares of our common stock in this offering for general corporate purposes, which may include working capital, capital expenditures and possible acquisitions of other businesses, products, assets or technologies. Although one of our strategies is to grow through acquisitions, we have no present commitments or agreements to make any acquisitions. We will not receive any proceeds from the sale of shares by the selling stockholders. See “Use of Proceeds.”

Proposed Nasdaq Global Market symbol	We intend to apply to list our common stock on the Nasdaq Global Market under the symbol “CRSR.”

The total number of shares of our common stock to be outstanding immediately after this offering as set forth above is based on the number of shares outstanding as of March 31, 2010 (assuming that the Holding Company Formation referred to below had occurred as of that date) and excludes:

•	38,524,482 shares of our common stock issuable upon the exercise of options outstanding under our equity incentive plans as of March 31, 2010 at a weighted average exercise price of $0.38 per share;

•

             shares of our common stock that will be issuable upon exercise of options we intend to grant prior to the closing of this offering under our 2010 Equity Incentive Plan at an exercise price equal to $             per share;

•

             additional shares of our common stock that will be available for future awards under our 2010 Equity Incentive Plan, plus automatic annual increases in the number of shares of common stock available for future awards under that plan, as more fully described in “Executive Compensation—Equity Incentive Plans”;

•

             additional shares of our common stock that will be available for future awards under our 2010 Employee Stock Purchase Plan, as more fully described in “Executive Compensation—Equity Incentive Plans”; and

•

shares of our common stock issuable upon the exercise of outstanding warrants at an exercise price of $0.55 per share (subject to adjustment as provided in the warrants). The number of shares of our common stock issuable upon exercise of the warrants is equal to the sum of (a) 1,942,827 shares of common stock plus (b) the number of shares of common stock equal to 2% of the total number of shares of common stock of all classes issued by us (other than shares of common stock issued in this offering) during the period beginning on and including April 1, 2010 to but excluding the closing date of this offering, calculated on a fully-diluted basis after giving effect to the exercise of all other warrants, options and rights to acquire any shares of our common stock issued by us, and the conversion of any convertible securities issued by us, during the period beginning on and including April 1, 2010 to but excluding the closing date of this offering, subject to specified exceptions. We anticipate that, as of the closing date of this offering, a total of                  shares of common stock will be issuable upon exercise of the warrants.

Unless otherwise expressly stated or the context otherwise requires, the information in this prospectus gives effect to and assumes the following:

•	the completion of the Holding Company Formation described below, which will occur prior to the closing of this offering;

•	no exercise of outstanding options or warrants;

•

the effectiveness of our amended and restated certificate of incorporation, which we sometimes refer to as our certificate of incorporation, and of our amended and restated bylaws, which we sometimes refer to as our bylaws, which will occur prior to the closing of this offering;

•	the effectiveness of a for reverse split of our common stock, which will occur prior to the closing of this offering; and

•

no exercise by the underwriters of their option to purchase a total of                  additional shares of common stock on the terms and conditions set forth on the cover page of this prospectus if the underwriters sell more than                  shares of common stock in this offering, consisting of up to                  shares that may be purchased from us and a total of up to                  shares that may be purchased from all but one of the selling stockholders.

The Holding Company Formation and Repurchase Right Termination

Corsair Components, Inc., or Corsair Components, the issuer of the common stock to be sold in this offering, was incorporated in Delaware in January 2010. Our business was in the past conducted through Corsair Memory, Inc., or Corsair Memory, and its predecessors and their respective subsidiaries. Prior to the closing of this offering, Corsair Memory will effect a corporate reorganization, which we sometimes refer to as the Holding Company Formation, pursuant to which Corsair Memory will become a wholly-owned subsidiary, and all of our other subsidiaries will become direct or indirect subsidiaries, of Corsair Components. In connection with the Holding Company Formation, the outstanding shares of Corsair Memory’s common stock will be converted into shares of Corsair Components’ common stock and outstanding options and warrants to purchase Corsair Memory’s common stock will become options or warrants, as the case may be, to purchase shares of Corsair Components’ common stock. Accordingly, our consolidated financial statements and other financial information included in this prospectus as of dates and for periods prior to date of the Holding Company Formation reflect the results of operations and financial position of Corsair Memory and its consolidated subsidiaries, and our consolidated financial statements and other financial information, if any, as of dates and for periods from and after the date of the Holding Company Formation reflect the results of operations and financial condition of Corsair Components and its consolidated subsidiaries, in each case unless otherwise expressly stated or the context otherwise requires.

The terms of our employee stock ownership plan, or ESOP, currently provide that ESOP participants have the right, for a specified period of time, to require us to repurchase shares of our common stock that are distributed to them by the ESOP. As a result, the shares of common stock held by the ESOP are reflected in our consolidated balance sheet in a line item (called “redeemable ESOP shares”) below liabilities and above stockholders’ (deficit) equity and in an offsetting line item (also called “redeemable ESOP shares”) that is a component of stockholders (deficit) equity. We will terminate this repurchase right, which we sometimes refer to as the ESOP Repurchase Right Termination, upon or shortly after the closing of this offering, whereupon this accounting treatment for the ESOP shares will be discontinued.

The holders of our outstanding warrants to purchase shares of our common stock have the right to require us to repurchase those warrants or the shares of common stock issued on exercise of those warrants on June 18, 2012 and under other specified circumstances. As a result, the warrants are reflected as a liability on our consolidated balance sheet. This repurchase right will terminate, which we sometimes refer to as the Warrant Repurchase Right Termination, upon the closing of this offering, which means that the outstanding warrants will then be reflected in stockholders’ (deficit) equity on our consolidated balance sheet.

A significant number of our outstanding employee stock-based awards are subject to repurchase rights that, combined with our past practices of repurchasing shares, caused such awards to be reflected as a stock compensation liability on our consolidated balance sheet. These repurchase rights will be terminated in connection with this offering, which means the amount previously reflected as stock compensation liability will then be reflected in stockholders’ (deficit) equity in our consolidated balance sheet. We sometimes refer to this repurchase right termination, the ESOP Repurchase Right Termination and the Warrant Repurchase Right Termination, collectively, as the Repurchase Right Termination.

Summary Consolidated Financial Data

We derived the following summary consolidated statement of operations data and other financial and operating data (other than units sold) for the years ended December 31, 2007, 2008 and 2009 and the following summary historical consolidated balance sheet data as of December 31, 2009 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the following summary consolidated statement of operations data and other financial and operating data (other than units sold) for the year ended December 31, 2005 from our unaudited restated consolidated financial statements for that year and for the year ended December 31, 2006 from our audited consolidated financial statements for that year, which financial statements are not included in this prospectus. We derived the following summary consolidated statement of operations data and other financial and operating data (other than units sold) for the three months ended March 31, 2009 and 2010 and the following summary historical consolidated balance sheet data as of March 31, 2010 from our unaudited consolidated financial statements included elsewhere in this prospectus, which unaudited consolidated financial statements include all adjustments (consisting of only normal recurring adjustments) that our management believes are necessary to fairly present our results of operations for those periods. Our results of operations and financial condition presented below do not purport to be indicative of our results of operations or financial condition as of any future date or for any future period. You should read the following information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Consolidated Financial Data” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	Year Ended December 31,					Three Months Ended March 31,
	Restated 2005(3)	2006	2007	2008	2009	2009	2010
	(in thousands except per share amounts)
Consolidated Statement of Operations Data:
Net revenues	$275,950	$378,050	$379,718	$341,072	$325,633	$64,409	$103,538
Cost of revenue(1)	254,776	350,830	343,337	305,505	278,976	56,489	88,777

Gross profit	21,174	27,220	36,381	35,567	46,657	7,920	14,761
Operating expenses:
Product development(1)	6,704	8,748	1,736	87	13,514	968	6,009
Sales and marketing(1)	9,912	10,969	15,751	17,534	23,780	3,898	8,535
General and administrative(1)	15,724	12,734	11,039	4,668	20,201	1,933	8,947

Total operating expenses(2)	32,340	32,451	28,526	22,289	57,495	6,799	23,491

Income (loss) from operations	(11,166)	(5,231)	7,855	13,278	(10,838)	1,121	(8,730)
Interest expense, net	(1,019)	(2,388)	(3,267)	(2,543)	(1,730)	(496)	(500)
Loss on revaluation of common stock warrants	—	—	—	—	(1,722)	—	(1,014)
Other income (expense), net	21	154	70	(90)	310	13	(105)

Income (loss) before income taxes	(12,164)	(7,465)	4,658	10,645	(13,980)	638	(10,349)
Income tax expense (benefit)	702	1,296	67	(557)	(5,290)	385	1,024

Net income (loss)	$(12,866)	$(8,761)	$4,591	$11,202	$(8,690)	$253	$(11,373)

Net income (loss) per share:
Basic	$(0.23)	$(0.15)	$0.08	$0.19	$(0.14)	$0.00	$(0.19)

Diluted	$(0.23)	$(0.15)	$0.00	$(0.03)	$(0.14)	$0.00	$(0.19)

Weighted average shares used in computing net income (loss) per share:
Basic	55,464	57,976	58,494	59,643	61,251	61,180	61,278
Diluted	55,464	57,976	79,783	75,579	61,251	70,681	61,278

(Footnotes appear on next page)

(1)	Includes stock-based compensation (benefit) expense as follows:

	Year Ended December 31,					Three Months Ended March 31,
	Restated 2005(3)	2006	2007	2008	2009	2009	2010
	(in thousands)
Cost of revenue	$1,924	$1,033	$(476)	$(1,674)	$448	$(49)	$511
Product development	4,488	2,895	(1,672)	(4,353)	8,389	(54)	4,577
Sales and marketing	1,866	1,477	(398)	(1,389)	7,878	58	3,424
General and administrative	5,509	3,604	(1,984)	(5,407)	11,289	26	5,574

Total	$13,787	$9,009	$(4,530)	$(12,823)	$28,004	$(19)	$14,086

(2)	For years prior to 2007, we had a bonus plan under which the bonus payouts were significantly larger than under our current bonus plan. In 2005, our total bonus expense was approximately $3.6 million compared to adjusted earnings before interest and taxes, or EBIT, of approximately $2.6 million and adjusted EBIT before bonus expense of approximately $6.2 million. In 2006, our total bonus expense was approximately $7.3 million compared to adjusted EBIT of approximately $3.8 million and adjusted EBIT before bonus expense of approximately $11.1 million. Adjusted EBIT is a non-GAAP financial measure that we include in this prospectus to provide investors with a supplemental measure of our operating performance. For a definition of adjusted EBIT and reconciliation to net income (loss), the most directly comparable GAAP measure, see note (1) on the following page.
(3)	We restated our consolidated financial statements as of December 31, 2005, reducing net income by $14.4 million, of which $13.8 million was to correct the accounting treatment for stock options under variable accounting. The net effects of the restatement resulted in a net loss of $12.9 million instead of previously reported net income of $1.5 million for the year ended December 31, 2005 after adjusting for the stock-based compensation expense of $13.8 million and $0.6 million of other items.

	Year Ended December 31,					Three Months Ended March 31,
	Restated 2005(4)	2006	2007	2008	2009	2009	2010
	(dollars and units in thousands)
Other Financial and Operating Data:
Adjusted EBIT(1)	$2,621	$3,778	$3,325	$455	$17,166	$1,102	$5,356
Adjusted net income (loss)(1)	$921	$248	$61	$(1,621)	$7,022	$234	$2,449

Gross profit:(2)
High-performance memory components	$—	$—	$—	$—	$30,167	$5,426	$9,088
Gaming components and peripherals	$—	$—	$—	$—	$16,490	$2,494	$5,673

Total	$21,174	$27,220	$36,381	$35,567	$46,657	$7,920	$14,761

Gross margin:(2)(3)
High-performance memory components	— %	— %	— %	— %	12.4%	10.5%	12.1%
Gaming components and peripherals	— %	— %	— %	— %	20.0%	19.6%	19.9%
Total	7.7%	7.2%	9.6%	10.4%	14.3%	12.3%	14.3%
Total units sold	4,947	6,560	9,314	10,700	9,083	2,366	2,111

(1)	We present adjusted EBIT and adjusted net income (loss) in this prospectus to provide investors with supplemental measures of our operating performance. Adjusted EBIT and adjusted net income (loss) are non-GAAP financial measures. We define adjusted EBIT as net income (loss) less other income (expense), net, plus interest expense, net, loss on revaluation of common stock warrants, income tax expense (benefit) and stock-based compensation (benefit) expense. We define adjusted net income (loss) as net income (loss) plus tax-adjusted stock-based compensation (benefit) expense.

We believe that adjusted EBIT and adjusted net income (loss) assist our board of directors, management and investors in comparing our operating performance from period to period on a consistent basis because, in the case of adjusted EBIT, it removes the impact of stock- based compensation (benefit) expense (which is a non-cash item that can vary substantially from period to period), loss on revaluation of our outstanding common stock warrants (which is a non-cash item), other income (expense), net (which consists of items, such as foreign currency gain or loss and income from scrap sales, that we do not consider indicative of our operating performance) and variations in our capital structure (affecting interest expense, net) and tax position (such as the impact of changes in effective tax rates) and because, in the case of adjusted net income (loss), it removes the impact of tax-adjusted stock-based compensation (benefit) expense. We also use adjusted EBIT as a performance measure in determining management bonuses. The use of adjusted EBIT and adjusted net income (loss) have limitations and you should not consider these performance measures in isolation from or as an alternative to GAAP measures such as net income (loss). For further information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Measures.”

The following table provides a reconciliation of adjusted EBIT to net income (loss), the most directly comparable GAAP financial measure, for the following periods:

	Year Ended December 31,					Three Months Ended March 31,
	Restated 2005(4)	2006	2007	2008	2009	2009	2010
	(in thousands)
Net income (loss)	$(12,866)	$(8,761)	$4,591	$11,202	$(8,690)	$253	$(11,373)
Less: other income (expense), net	21	154	70	(90)	310	13	(105)
Plus:
Interest expense, net	1,019	2,388	3,267	2,543	1,730	496	500
Loss on revaluation of common stock warrants	—	—	—	—	1,722	—	1,014
Income tax expense (benefit)	702	1,296	67	(557)	(5,290)	385	1,024
Stock-based compensation (benefit) expense	13,787	9,009	(4,530)	(12,823)	28,004	(19)	14,086

Adjusted EBIT	$2,621	$3,778	$3,325	$455	$17,166	$1,102	$5,356

(Footnote	continued on next page)

(1)	(cont.) The following table provides a reconciliation of adjusted net income (loss) to net income (loss), the most directly comparable GAAP financial measure, for the following periods. The tax adjustment in the following table reflects the increase in income tax expense or decrease in income tax benefit, as the case may be, that would have been reflected in our consolidated statement of operations for the applicable period if stock-based compensation (benefit) expense was not deducted or added, as the case may be, in computing net income (loss).

	Year Ended December 31,					Three Months Ended March 31,
	Restated 2005(4)	2006	2007	2008	2009	2009	2010
	(in thousands)
Net income (loss)	$(12,866)	$(8,761)	$4,591	$11,202	$(8,690)	$253	$(11,373)
Plus stock-based compensation (benefit) expense	13,787	9,009	(4,530)	(12,823)	28,004	(19)	14,086
Less tax adjustment	—	—	—	—	12,292	—	264

Adjusted net income (loss)	$921	$248	$61	$(1,621)	$7,022	$234	$2,449

(2)	Our business has two operating segments: high-performance memory components and gaming components and peripherals. Prior to 2009, we evaluated the performance of our two operating segments based on net revenues; accordingly, information relating to cost of revenue and gross profit for each operating segment is not available for periods prior to 2009. Starting in 2009, we began evaluating the performance of our two operating segments based on cost of revenue and gross profit, in addition to net revenues.
(3)	Gross margin is gross profit as a percentage of net revenues.
(4)	We restated our consolidated financial statements as of December 31, 2005, reducing net income by $14.4 million, of which $13.8 million was to correct the accounting treatment for stock options under variable accounting. The net effects of the restatement resulted in a net loss of $12.9 million instead of previously reported net income of $1.5 million for the year ended December 31, 2005 after adjusting for the stock-based compensation expense of $13.8 million and $0.6 million of other items.

	As of March 31, 2010
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in thousands)
Consolidated Balance Sheet Data:
Cash	$693	$693	$
Total assets	100,255	100,255
Short-term debt and current portion of long-term debt and capital lease obligations	20,456	20,456		20,456
Long-term debt and capital lease obligations (less current portion)	—	—		—
Stock compensation liability	44,279	—		—
Common stock warrant liability	2,909	—		—
Redeemable ESOP shares	19,660	—		—
Total stockholders’ (deficit) equity	(40,934)	25,914

(1)	The pro forma balance sheet data in the table above gives effect to the Repurchase Right Termination and the pro forma as adjusted balance sheet data in the table above gives effect to the Repurchase Right Termination and the sale of shares of our common stock in this offering at an assumed initial public offering price of $ per share, the midpoint of the estimated price range set forth on the cover page of this preliminary prospectus, and our receipt of the estimated net proceeds from the sale of the shares sold by us, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, as if these transactions had occurred as of March 31, 2010. None of this data gives effect to our application of those net proceeds. A $1.00 increase (decrease) in the assumed initial public offering price of $ per share, the midpoint of the estimated price range set forth on the cover page of this preliminary prospectus, would increase (decrease) our pro forma as adjusted cash, total assets and total stockholders’ equity by approximately $ million, assuming that the number of shares of common stock sold by us, as set forth on the cover page of this preliminary prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. A 100,000 share increase (decrease) in the number of shares of common stock sold by us in this offering would increase (decrease) our pro forma as adjusted cash, total assets and total stockholders’ equity by approximately $ million, assuming an initial public offering price per share equal to the midpoint of the estimated price range set forth on the cover page of this preliminary prospectus and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information set forth above is provided for illustrative purposes only and our actual consolidated balance sheet data after this offering will be determined in part by the actual public offering price and number of shares sold by us and other terms of this offering.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with the risks and uncertainties described elsewhere in this prospectus, including in our consolidated financial statements and related notes, before deciding whether to purchase shares of our common stock. If any of the following risks is realized, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that event, the price of our common stock could decline and you could lose part or all of your investment.

Risks Related to Our Business

Integrated circuits account for most of the cost of producing our DRAM modules, USB flash drives and solid-state drives and fluctuations in the market price of integrated circuits may have a material impact on our net revenues and gross profit.

DRAM integrated circuits, or ICs, account for most of the cost of producing our DRAM modules and NAND flash memory ICs account for most of the cost of producing our USB flash drives and solid-state drives. The market for these ICs is highly competitive and cyclical. Prices of DRAM ICs and NAND flash memory ICs have been volatile and subject to significant fluctuations in the past over relatively short periods of time due to a number of factors, including excess supply of ICs due to manufacturing overcapacity and imbalances in supply and demand. Prices for DRAM ICs and NAND flash memory ICs may fluctuate substantially in the future over relatively short periods of time, which may materially affect our net revenues and gross profit.

A majority of our net revenues is generated by sales of DRAM modules and any significant decrease in the average selling prices of our DRAM modules would have a material adverse effect on our business, results of operations and financial condition.

A majority of our net revenues is generated by sales of DRAM modules. In particular, net revenues of our high-performance memory segment, most of which are generated by sales of DRAM modules, accounted for a total of 95.4%, 86.7%, 74.7% and 72.5% of our consolidated net revenues in 2007, 2008 and 2009 and the three months ended March 31, 2010, respectively. As a result, any significant decrease in average selling prices of our DRAM modules, whether as a result of declining market prices of DRAM ICs or for any other reason, would have a material adverse effect on our business, results of operations and financial condition. Selling prices for our DRAM modules tend to increase or decrease with increases or decreases, respectively, in market prices of DRAM ICs and average selling prices of DRAM modules declined substantially in 2008, which had a material adverse effect on our results of operations for that year. Furthermore, while sales of USB flash drives and solid-state drives generate substantially smaller percentages of our total net revenues than sales of DRAM modules, declines in average selling prices of our USB flash drives and solid-state drives, whether as a result of declining prices of NAND flash memory ICs or for other reasons, may adversely affect our business, results of operations and financial condition. Similarly, declines in average selling prices of DRAM modules and, to a lesser extent, USB flash drives and solid-state drives could affect the valuation of our inventory and may lead to inventory write-downs. Declines in average selling prices of DRAM modules could also allow original equipment manufacturers to pre-install higher capacity DRAM modules into new computers at existing price points, which could reduce the demand for our DRAM modules in the retail market.

Our gross profit and gross margin can vary significantly depending on changes in product mix, fluctuations in the market price of DRAM ICs and other factors, many of which are beyond our control.

Our gross profit, which we define as net revenues minus cost of revenue, can vary substantially due to consumer demand, competition, product life cycles, new product introductions, fluctuations in average selling prices for our products (including fluctuations resulting from changes in the market price of DRAM and NAND flash memory ICs), unit volumes and manufacturing, freight and distribution costs. In particular, if we are not able to introduce new products in a timely manner, if our product, freight or other costs exceed our expectations, if demand for our products is less than we anticipate, or if there are product pricing, marketing and other initiatives by our competitors to which we need to react by lowering our selling prices or increasing promotional and marketing expenditures, our gross profit may be materially adversely affected. In addition, because we carry inventories of both DRAM ICs and DRAM modules at our facility in Taiwan, as well as inventories of DRAM modules at our shipping hubs, fluctuations in the market price of DRAM ICs can also have an effect on our gross margins, which we define as gross profit as a percentage of net revenues. For example, if prices of DRAM ICs and DRAM modules decrease, this has in the past tended to have a negative short-term impact on gross margins of our DRAM modules (reflecting the relatively higher cost of DRAM modules held in our inventory). As a result, our gross profit and gross margin may vary materially from quarter to quarter due to changes in prices of DRAM ICs.

In addition, our gross margins may vary significantly by product line. For example, due to price competition in the market for DRAM modules and solid-state drives and, to a lesser extent, USB flash drives, these products generally have lower gross margins than our power supply units, cooling systems and computer cases. Should the mix of products sold shift from higher margin products to lower margin products, our overall gross margins may be adversely affected.

Our competitive position depends to a significant degree upon our ability to maintain the strength of our brand among PC gaming enthusiasts and any failure to maintain and build our brand could have a material adverse effect on our business and lead to a reduction in our net revenues.

We regard our brand as one of our most valuable assets and we consider it essential to both maintaining and strengthening our brand that we be perceived by the computer gaming market as a leading supplier of cutting-edge, high-performance products. This requires that we constantly innovate by introducing new and enhanced high-performance products that achieve high levels of acceptance among computer gamers. We also need to spend substantial amounts of money on, and devote substantial resources to, advertising, marketing and other efforts to create and maintain brand recognition and loyalty among end-users. Product development, marketing and other brand promotion activities may not yield increased revenues and, even if they do, any increased revenues may not offset the expenses incurred in building our brand. If we fail to maintain and build our brand, or if we incur substantial expenses in an unsuccessful attempt to maintain and build our brand, it may have a material adverse effect on our competitive position, business and revenues. Our brand may also be damaged by events such as product recalls, perceived declines in quality or reliability, product shortages and other events, some of which are beyond our control.

Our success and growth depend on our ability to continuously develop and successfully market new products and improvements and, if we are unable to do so, demand for our current products may decline and new products we introduce may not be successful.

The products we sell are characterized by short product life cycles, frequent new product introductions, rapidly changing technology and evolving industry standards. In addition, average selling prices of our products tend to decline as they mature. As a result, we must continually anticipate and respond to changing customer requirements, innovate in our current and emerging product categories, introduce new product lines and products and enhance existing products in order to remain competitive and execute our growth strategy.

We believe that the success of our products depends to a significant degree on our ability to identify new features or product opportunities, anticipate technological developments and market trends and distinguish our products from those of our competitors. In order to further grow our business, we also will need to quickly develop, manufacture and ship innovative and reliable new products and enhancements to our existing products in a cost-effective and timely manner to take advantage of developments in enabling technologies and the introduction of new computer hardware (such as new generations of microprocessors and more powerful graphics cards) and computer games, all of which drive demand for our products.

If we do not execute on these factors successfully, demand for our current products may decline and any new products that we may introduce may not gain widespread acceptance, adversely affecting our business and operating results. In addition, if we do not continue to distinguish our products through distinctive, technologically advanced features and designs, as well as continue to build and strengthen our brand recognition and our access to distribution channels, our business could be harmed.

We depend on the introduction and success of new high-performance computer hardware, particularly microprocessors and graphics cards, and sophisticated new computer games to drive sales of our products. If newly introduced microprocessors, graphics cards and sophisticated computer games are not successful, or if the rate at which those products are introduced declines, it would likely have a material adverse effect on our business.

We believe that the introduction of more powerful central processing units, or CPUs, graphics cards and similar computer hardware that place increased demands on other system components, such as memory, power supply or cooling, has a significant effect on the demand for our products. As a result, our operating results can be materially affected by the frequency with which new high-performance hardware products are introduced, whether these products achieve widespread consumer acceptance and whether additional memory, enhanced power supply units or cooling systems, solid-state drives, new computer cases or other peripheral devices are necessary to support those products. Although we believe that, historically, new generations of high-performance CPUs and graphics cards have positively affected the demand for our products, we cannot assure you that this will be the case in the future. For example, the introduction of a new generation of highly efficient CPUs and graphics cards that require less power or that generate less heat than prior generations may reduce the demand for both our power supply units and cooling systems. In the past, semiconductor and computer hardware companies have typically introduced new products annually, generally in the second calendar quarter, which has tended to drive our sales in the following two quarters. If computer hardware companies do not continue to regularly introduce new and enhanced CPUs, graphics cards and other products that place increasing demands on system memory and processing speed, require larger power supply units or cooling systems or that otherwise drive demand for computer cases, USB flash drives and other peripherals, or if consumers do not accept those products, it would likely have a material adverse effect on our business, results of operations and financial condition.

We also believe that sales of our products are driven by conditions in the computer gaming industry. In particular, we believe that our business depends on the introduction and success of computer games with sophisticated graphics that place greater demands on system processing speed and capacity and therefore require more powerful CPUs or graphics cards, which in turn drives demand for our high-performance DRAM modules, power supply units, cooling systems and other components and peripheral drives. Likewise, we believe that the continuing introduction and market acceptance of new or enhanced versions of computer games helps sustain consumer interest in computer gaming generally. The demand for our products would likely decline, perhaps substantially, if computer game companies and developers do not introduce and successfully market sophisticated new and improved games that require increasingly high levels of system and graphics processing power on an ongoing basis or if demand for computer games among computer gaming enthusiasts or conditions in the computer gaming industry deteriorate for any reason. As a result, our sales and other operating results fluctuate due to conditions in the market for computer games and downturns in this market would likely materially adversely affect our business, results of operations and financial condition.

We face intense competition and, if we do not compete effectively, we could lose market share, demand for our products could decline and our business and operating results could suffer.

We face intense competition in the markets for all of our products. We operate in markets that are characterized by rapid technological change, constant price pressure, rapid product obsolescence, evolving industry standards and new demands for features and performance. We experience aggressive price competition and other promotional activities by competitors, including in response to declines in consumer demand and excess product supply or as competitors seek to gain market share.

In recent years, we have added new product categories and we intend to introduce new product categories in the future. To the extent we are successful in adding new product categories, we will confront new competitors, many of which may have more experience, better known brands and greater distribution capabilities in the new product categories and markets than we do. In addition, because of the continuing convergence of the markets for computing devices and consumer electronics, we expect greater competition in the future from well-established consumer electronics companies. Many of our current and potential competitors, some of which are large, multi-national businesses, have substantially greater financial, technical, sales, marketing, personnel and other resources and greater brand recognition than we have. Our competitors may be in a stronger position to respond quickly to new technologies and may be able to design, develop, market and sell their products more effectively than we can. In addition, some of our competitors are small or mid-sized specialty companies, which may enable them to react to changes in industry trends or consumer preferences or to introduce new or innovative products more quickly than we can. As a result, our product development efforts may not be successful or result in market acceptance of our products.

Competitors in the DRAM module, USB flash drive and solid-state drive markets. Our primary competitors in the markets for DRAM modules and USB flash drives include Adata, GSkill, Kingston Technology, Micron Technology through its Crucial division, OCZ Technology and SanDisk. Our primary competitors in the market for solid-state drives include Intel, Micron Technology through its Crucial division, OCZ Technology, Patriot and Super Talent. In that regard, we face the risk that established semiconductor companies, such as Intel, Micron Technology, Samsung and SanDisk, which both manufacture DRAM or NAND flash memory ICs and incorporate them into the DRAM modules, USB flash drives or solid-state drives they sell, or established disk drive companies, such as Seagate or Western Digital, that sell solid-state drives, will use their lower cost structures, widely recognized brands and other resources to price their products substantially below ours and capture market share from us.

Competitors in the power supply unit, cooling system and computer case markets. Our primary competitors in the markets for power supply units, cooling systems and computer cases include Antec, Coolermaster and Thermaltake.

Competitors in new markets. We are developing audio products and are considering a number of other new computer hardware product categories and, to the extent we introduce products in new categories, we will likely experience substantial competition from additional companies, which may include large computer peripherals and consumer electronics companies with global brand recognition and significant resources.

Competition from video game consoles. Computer games may be subject to significant competition from dedicated video game consoles, such as Microsoft’s Xbox, Nintendo’s Wii and Sony’s PlayStation, to the extent that the processing and graphics power of those consoles increase substantially. Our products are not designed for use in video game consoles. As a result, our net revenues and other operating results may suffer to the extent that consumer spending on video game consoles and related games increases, whether as a result of the introduction of new games or improved gaming consoles or for other reasons.

Competitive factors in our markets. We believe that the principal competitive factors in our markets include performance, reliability, brand and associated style and image, price, time to market with new emerging technologies, early identification of emerging opportunities, interoperability of products and responsive customer support on a worldwide basis.

Our ability to compete successfully is fundamental to our success in existing and new markets. If we do not compete effectively, demand for our products could decline, our net revenues and gross margin could decrease and we could lose market share, which could harm our business, results of operations and financial condition.

If we lose or are unable to attract and retain key management, our ability to compete could be harmed and our financial performance could suffer.

Our performance depends to a significant degree upon the continued individual and collective contributions of our management team, particularly Andrew J. Paul, our Chief Executive Officer and President and one of our co-founders. If we lose the services of one or more of our key executives, we may not be able to successfully manage our business, meet competitive challenges or achieve our growth objectives. To the extent that our business grows, we will need to attract and retain additional qualified management personnel in a timely manner and we may not be able to do so.

We rely on highly-skilled personnel and if we are unable to attract, retain or motivate key personnel or hire qualified personnel, we may not be able to grow or our business may contract, which would have a material adverse effect on our results of operations and financial condition.

Our performance is largely dependent on the talents and efforts of highly-skilled individuals, particularly our electrical engineers, mechanical engineers and computer professionals. Our future success depends on our continuing ability to identify, hire, develop, motivate and retain highly-skilled personnel and, if we are unable to hire and train a sufficient number of qualified employees for any reason, we may not be able to implement our current initiatives or grow, or our business may contract and we may lose market share. Moreover, certain of our competitors or other technology businesses may seek to hire our employees. Although we have granted stock-based incentives to employees in the past and intend to continue doing so, there is no assurance that stock-based compensation will provide adequate incentives to attract, retain and motivate employees in the future, particularly if the market price of our common stock does not increase or declines. If we do not succeed in attracting, retaining and motivating highly qualified personnel, our business will suffer.

Our results of operations are subject to substantial quarterly and annual fluctuations, which may adversely affect the market price of our common stock.

Our results of operations have in the past fluctuated, sometimes substantially, from period to period, and we expect that these fluctuations will continue. A number of factors, many of which are outside our control, may cause or contribute to significant fluctuations in our quarterly and annual net revenues and other operating results. These fluctuations may make financial planning and forecasting more difficult. In addition, these fluctuations may result in unanticipated decreases in our available cash, which could negatively impact our business and prospects. These fluctuations also could both increase the volatility and adversely affect the market price of our common stock. There are numerous factors that may cause or contribute to fluctuations in our operating results. As discussed below, these factors may relate directly to our business or may relate to technological developments and economic conditions generally.

Factors affecting our business and markets. Our result of operations may be materially adversely affected by factors that directly affect our business and the competitive conditions in our markets, including the following:

•

changes in the frequency with which new high-performance computer hardware, particularly CPUs and graphics cards, and sophisticated new computer games that drive demand for additional DRAM modules, larger power supplies, enhanced cooling systems and other peripherals are introduced;

•	fluctuations in average selling prices of and demand for our products, particularly DRAM modules;

•	changes in demand for our lower margin products relative to demand for our higher margin products;

•	loss of significant customers, cancellations or reductions of orders and product returns;

•	a delay, reduction or cessation of deliveries from one or more of the third parties that manufacture our products;

•	increased costs or shortages of our products or components used in our products;

•	cost and adverse outcomes of litigation, governmental proceedings or any proceedings to protect our brand or other intellectual property;

•	introduction or enhancement of products by us and our competitors, and market acceptance of these new or enhanced products;

•	delays or problems in our introduction of new products or in the delivery of products;

•	changes in freight costs;

•	changes in purchasing patterns by the distributors and retailers to which we sell our products;

•	seasonal electronics product purchasing patterns by our customers and consumers;

•	discounts and price reductions offered by our competitors; and

•	competitive pressures resulting in, among other things, lower selling prices or loss of market share.

General economic conditions. Our business may be materially adversely affected by factors relating to global, national and regional economies, including:

•	uncertainty in economic conditions, either globally or in specific countries or regions;

•	fluctuations in currency exchange rates;

•	the impact of political instability, natural disasters, war and/or events of terrorism;

•	changes in business cycles that affect the markets in which we sell our products; and

•	the effect of fluctuations in interest rates on consumer disposable income.

Technological factors. In addition to technological developments directly relating to our products, more generalized changes in technology may have a significant effect on our operating results. For example, our business could be materially adversely impacted by rapid, wholesale changes in technology in or affecting the markets in which we compete or widespread adoption of cloud computing.

One or more of the foregoing or other factors may cause our expenses to be disproportionately higher or lower or may cause our net revenues and other operating results to fluctuate significantly in any particular quarterly or annual period. Our results of operations in one or more future quarters or years may fail to meet the expectations of investment research analysts or investors, which could cause an immediate and significant decline in the market price of our common stock.

Conditions in the retail and consumer electronics markets may significantly affect our business, and the global economic downturn has harmed and could continue to harm our operating results and financial condition.

We derive most of our revenue from higher-priced products sold through online and brick-and-mortar retailers to end-users, and we are vulnerable to declines in consumer spending due to, among other things, depressed economic conditions, reductions in disposable income and other factors that affect the retail and consumer electronics markets generally. In addition, most of our revenues are attributable to sales of high-performance DRAM modules, USB flash drives, power supply units, solid-state drives, cooling systems and computer cases, all of which are products that are geared to the computer gaming market which, like other consumer electronic markets, is susceptible to the adverse effects of poor economic conditions.

The downturn in worldwide economic conditions, particularly in retail markets, has had a negative effect on our business. To the extent that these adverse economic conditions continue or worsen, they will likely continue to have a number of negative effects on our business, operating results and financial condition. We believe the most significant of these negative effects could include downward pressure on our product prices and limited growth or reductions in our unit sales, reflecting both lower consumer demand for our products as well as a shift in consumer buying patterns toward lower-priced products and away from the relatively higher-priced products that we sell. Other significant negative effects could include limited growth or reductions in worldwide sales of products that incorporate DRAM modules, such as PCs, resulting in excess supply in the worldwide DRAM market and reduced demand for our products from our customers as they limit or lower their spending and inventory levels. Adverse economic conditions may also reduce our cash flow due to delays in customer payments, increase the risk of customer bankruptcy or business failures and result in increases in bad debt write-offs and receivables reserves.

Other adverse effects on our business of a continuation of, or further deterioration in, adverse economic conditions worldwide may include:

•	higher costs for promotions, customer incentive programs and other initiatives used to stimulate demand;

•	increased risk of excess and obsolete inventories, which may require write-downs or impairment charges; and

•	financial distress or bankruptcy of key suppliers or third-party manufacturers, resulting in insufficient product quantities to meet demand or increases in the cost of producing our products.

A continuation or worsening of depressed global economic conditions, or the occurrence of similar conditions in the future, could result in a decline in both product prices and the demand for our products, which would have a material adverse effect on our results of operations and financial condition.

We do not own any manufacturing facilities, we have no guaranteed sources of supply of products or components, and we depend upon a small number of manufacturers, many of which are single-source suppliers, to supply our products, which may result in product or component shortages, delayed deliveries and quality control problems.

We do not have any manufacturing facilities and we depend entirely on third parties to manufacture and supply the products we sell and the components used in our products. Our products are generally produced by only one or a limited number of manufacturers. For example, each model of our computer cases, power supply units, cooling systems and solid-state drives is produced by a single manufacturer, and our USB flash drives are produced by two manufacturers. Likewise, there are a limited number of companies capable of producing the advanced DRAM ICs required for our high-performance DRAM modules and NAND flash memory ICs required for our USB flash drives and solid-state drives. We do not have any long-term supply agreements with any of our manufacturers or suppliers. In addition, we carry very limited inventories of our products and the loss of one or more of these manufacturers or suppliers, or a significant decline in production or deliveries by any of them, could significantly limit our shipments of the product in question or prevent us from shipping that product entirely.

Our reliance on a limited number of manufacturers and suppliers exposes us to numerous risks, including those described below.

Risks relating to production and manufacturing. Our business and operating results could be materially adversely affected if our manufacturers or suppliers ceased or reduced production or deliveries, raised prices, lengthened production or delivery times or changed other terms of sale. In particular, price increases by our manufacturers or suppliers could have a material adverse effect on our financial condition and operating results if we are unable to pass those price increases along to our customers. Furthermore, the supply of products from manufacturers and suppliers to us could be interrupted and delayed and we may be unable to obtain sufficient quantities of our products because of factors outside of our control. For example, our manufacturers and suppliers may experience financial difficulties, be affected by natural disasters, have limited production facilities or manufacturing capacity or may experience labor shortages. In addition, we may be slower than our competitors in introducing new products or reacting to changes in our markets due to production or delivery delays by our third-party manufacturers or suppliers. Likewise, lead times for the delivery of products being manufactured for us can vary significantly and depend on many factors outside of our control, such as demand for manufacturing capacity and availability of components. In addition, if one of our single source manufacturers were to stop production, we may be unable to locate a suitable replacement on terms we consider acceptable and, in any event, there would likely be significant delays before we were able to transition production to a new manufacturer and potential significant costs associated with that transition.

Risks relating to product quality. We are exposed to a risk that our manufacturers or suppliers may provide us with products or components that do not perform reliably, do not meet our quality standards or performance specifications, are susceptible to early failure or contain other defects. This may harm our reputation, increase our warranty and other costs or lead to product returns and recalls, any of which could materially adversely affect our results of operations.

Risks relating to product and component shortages. From time to time we have experienced product shortages due to both disruptions in supply from the third parties that manufacture or supply our products and our inability or the inability of these third-party manufacturers to obtain necessary components, and we may experience similar shortages in the future. For example, from time to time our industry experiences shortages in DRAM ICs and NAND flash memory ICs which have resulted in placing companies, including us, on component allocation. Because sales of DRAM modules account for a majority of our net revenues, a shortage of DRAM ICs, particularly high-speed DRAM ICs, could have a material adverse effect on our net revenues and cash flow. Moreover, procurement of the other components used in our products is generally the responsibility of the third parties that manufacture our products and we therefore have limited or no ability to control or influence the procurement process or to monitor the quality of components.

Any disruption in or termination of our relationship with any of our manufacturers or suppliers or our inability to develop relationships with new manufacturers or suppliers as and when required would cause delays, disruptions or reductions in product shipment and may require product redesigns, all of which could damage relationships with our customers, harm our brand, increase our costs and otherwise materially adversely affect our business. Likewise, shortages or interruptions in the supply of products or components, or any inability to procure these products or components from alternate sources at acceptable prices in a timely manner, could delay shipments to our customers and increase our costs, any of which could materially adversely affect our business and operating results.

We rely on manufacturers in Taiwan to supply a significant portion of our DRAM modules, most of our USB flash drives and some of our solid-state drives, we rely on manufacturers in China to produce all of our power supply units, cooling systems and computer cases, and the facility where we perform testing and packaging of most of our DRAM modules is located in Taiwan, which exposes us to risks and could harm our business.

We purchase a significant portion of our DRAM modules, most of our USB flash drives and some of our solid-state drives from manufacturers and suppliers in Taiwan. All of our power supply units, cooling systems and computer cases are produced at factories located in Southeast China and we perform testing and packaging of most of our DRAM modules at our facility in Taiwan. The fact that all of these manufacturers, suppliers and factories and our facility are concentrated in Taiwan and China exposes us to numerous risks.

We believe one of the most significant risks associated with this concentration in Taiwan and China is that production may be interrupted or limited because of labor shortages in southern China by strains on the local infrastructure. In addition, production at facilities located in China or Taiwan, including our own testing and packaging facility in Taiwan, and deliveries from those facilities, may be adversely affected by tensions, hostilities or trade disputes involving China, Taiwan, the United States or other countries. There is considerable political instability in Taiwan related to its disputes with China and in South Korea related to its disputes with North Korea. Although we do not derive any revenue from, nor sell any products in, North Korea, any future increase in tensions between South Korea and North Korea, such as an outbreak of military hostilities, or between Taiwan and China could materially adversely affect our operations in Asia or the global economy, which in turn could have a material adverse effect on our business, financial condition and results of operations.

Other risks resulting from this concentration of manufacturers, suppliers, factories and our facility in Taiwan and China include the following:

•	the interpretation and enforcement of China’s laws continues to evolve, which may make it more difficult for us to obtain a reliable supply of our products at predictable costs;

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these facilities are located in regions that may be affected by earthquakes, typhoons, other natural disasters, political instability, power outages or other conditions that may cause a disruption in supply;

•	our costs may be increased and deliveries of our products may be decreased or delayed by trade restrictions, such as increased tariffs or quotas; and

•

our reliance on foreign manufacturers and suppliers exposes us to other risks of doing business internationally, some of which are described below under “We conduct our operations and sell our products internationally and the effect of business, legal and political risks associated with international operations could significantly harm us.”

The occurrence of any one or more of these risks could materially adversely affect the supply of our products and our business, results of operations and financial condition.

If we do not successfully coordinate the worldwide manufacturing and distribution of our products, we could lose sales.

Our business requires that we coordinate the manufacture and distribution of our products over a significant portion of the world. We rely on third parties to manufacture our products and to transport and distribute our products to our customers. If we do not successfully coordinate the timely and efficient manufacturing and distribution of our products, our costs may increase, we may experience a build-up in inventory, we may not be able to deliver sufficient quantities of products to meet customer demand, and we could lose sales.

Our operating results are particularly sensitive to freight costs, and our costs may increase significantly if we are unable to ship and transport finished products efficiently and economically across long distances and international borders, which could materially adversely affect our business and financial condition.

All of our products are manufactured in Asia and we transport significant volumes of finished products across long distances and international borders. As a result, our operating results can be significantly affected by changes in transportation costs. In that regard, although we ship our DRAM modules, USB flash drives and solid-state drives (all of which have selling prices that are relatively high compared to their size and weight) by air, we use ocean freight to ship our other products because of their relatively low selling prices compared to their size and weight. If we underestimate the demand for any of the products we ship by ocean freight, or if deliveries of those products to us by our manufacturers are delayed or interrupted, we may be required to ship those products by air in order to fill orders on a timely basis. Shipping items like power supply units, cooling systems and computer cases by air is significantly more expensive than using ocean freight. As a result, any requirement that we ship these products by air, whether because we underestimate demand or because of an interruption in supply from the manufacturers who produce these products or for any other reason, could materially increase our costs. In addition, freight rates can vary significantly due to large number of factors beyond our control, including changes in fuel prices or general economic conditions or the threat of terrorist activities or acts of piracy. If demand for air or ocean freight should increase substantially, it could make it difficult for us to procure sufficient cargo transportation space at prices we consider acceptable, or at all. Increases in our freight expenses, or any inability to ship our products as and when required, could harm our business substantially.

Because our products must cross international borders, we are subject to risk of delay due to customs inspections, if our documentation does not comply with customs rules and regulations or for similar reasons. In addition, any increases in customs duties or tariffs, as a result of changes to existing trade agreements between countries or otherwise, could increase our costs or the final cost of our products to our customers or end-users or decrease our margins. The laws governing customs and tariffs in many countries are complex, subject to many interpretations and often include substantial penalties for non-compliance.

Our effective tax rates may increase in the future and we are subject to ongoing tax audits in various jurisdictions, which could adversely affect our results of operations.

We operate in multiple jurisdictions and we are taxed pursuant to the tax laws of these jurisdictions. Our effective tax rate may be affected by changes in or interpretations of tax laws in any given jurisdiction, utilization of, or limitations on our ability to utilize any tax credit carry-forwards, changes in geographical allocation of revenue and expense, and changes in management’s assessment of matters such as the realizability of deferred tax assets. In the past, we have experienced fluctuations in our effective income tax rate. Our effective income tax rate in a given year reflects a variety of factors that may not be present in any prior or succeeding year. There is no assurance that our effective income tax rate will not change in future periods. We are currently subject to tax audits in various jurisdictions and expect that we will be subject to similar tax audits on an ongoing basis. Because we have operations in a number of locations worldwide, tax authorities in various jurisdictions may raise questions concerning matters such as transfer pricing, whether revenues or expenses should be attributed to particular countries, the presence or absence of permanent establishments in particular countries and similar matters. A material assessment by a tax authority in any jurisdiction could require that we make significant cash payments. Accordingly, if this were to occur, or if our effective tax rate were to increase, our results of operations could be adversely affected, perhaps materially.

Our markets are characterized by constant and rapid change and are subject to significant downturns from time to time, which could materially adversely affect our business, results of operations and financial condition.

The markets in which we compete are characterized by constant and rapid technological developments and change, rapid product obsolescence, evolving industry standards, short product life cycles, constant pricing pressure, new demands for features and performance and wide fluctuations in product supply and demand. In particular, the markets for our DRAM modules are, and the markets for USB flash drives and solid-state drives may be, subject to significant variations in average selling prices. The markets in which we compete have in the past experienced significant downturns from time to time and will likely do so again in the future. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of selling prices. The timing of new product development and introduction by us and our competitors, the level of acceptance of new products and the life-cycle of existing products can also affect demand for our products. Downturns in the markets we serve can have a material adverse effect on our results of operations and financial condition.

Our customers do not enter into long-term purchase agreements with us and may stop purchasing our products at any time, which makes it difficult for us to accurately forecast product demand and may result in unexpected declines in revenue.

We sell our products primarily to distributors and brick-and-mortar and online retailers. These customers generally order our products on an as-needed basis and typically do not enter into long-term purchase commitments or agreements with us or provide us with any significant advance notice of their orders. As a result, we have minimal backlog, which means that our forecasts of product demand are highly subjective and depend to a large degree on our ability to predict the amount and timing of new orders. Because customers who have purchased our products in the past may in the future reduce the quantities of products that they purchase from us or stop purchasing from us altogether with little or no advance notice, and generally may also cancel, reduce or postpone orders with little or no penalty, our ability to forecast our future orders, and therefore our future revenue, is extremely limited and we may experience unexpected revenue declines, which could be substantial, due to loss of one or more customers or cancellations or reductions of orders, any of which could have a material adverse effect on our results of operations. Likewise, our revenues in any quarter depend on orders booked and shipped in that quarter. We have experienced cancellations of orders and substantial fluctuations in order levels from period to period, and we expect this to continue in the future.

We order our products from third-party manufacturers based on our forecasts of future demand and targeted inventory position, which exposes us to the risk of both product shortages, which may result in lost sales and higher expenses, and excess inventory, which may require us to sell products at substantial discounts and lead to write-offs.

We depend upon our forecasts of product demand to make decisions regarding investments of our resources and production levels of our products. Because of the lead time necessary to manufacture our products and the fact that we usually have little or no advance notice of customer orders, we must order our products from third-party manufacturers and therefore commit to substantial purchases prior to obtaining orders for those products from our customers. This makes it difficult for us to adjust our costs if orders fall below our expectations. Our failure to predict low demand for product can result in excess inventory, as well as lower cash flows and lower margins if we are unable to sell a product or if we are required to lower product prices in order to reduce inventories, and may also result in inventory write-downs. In addition, the cancellation or reduction of orders by our customers may also result in an oversupply of our products and excess inventory. On the other hand, if actual orders exceed our expectations, we may need to incur additional costs, such as higher shipping costs for air freight or other expedited delivery or higher product costs for expedited manufacturing, in order to deliver sufficient quantities of products to meet customer orders on a timely basis or we may be unable to fill some orders altogether. In addition, many of our products have short product life cycles, so a failure to accurately predict and meet demand for product can result in lost sales that we may be unable to recover in subsequent periods. These short life cycles also make it more likely that slow moving or excess inventory may become obsolete, requiring us to sell it at significant discounts or write it off entirely. Any failure to deliver products in quantities sufficient to satisfy demand can also harm our reputation with both our customers and end-users.

Over the past few years, we have expanded the number and types of products we sell, and the geographic markets in which we sell them, and we will endeavor to further expand our product portfolio and sales reach. The growth of our product portfolio and the markets in which we sell our products has increased the difficulty of accurately forecasting product demand. We have in the past experienced significant differences between our forecasts and actual demand for our products and expect similar differences in the future. If we do not accurately predict product demand, our business and operating results could be materially adversely affected.

Order cancellations, product returns, price erosion, product obsolescence and customer and end-user incentive programs may result in substantial inventory and/or receivables write-downs.

The products we sell are characterized by rapid technological change and short product life cycles. As a result, products that we hold in inventory may be subject to significant price erosion or may become obsolete, requiring inventory write-downs. We may experience excess or unsold inventory for a number of reasons, including demand for our products being lower than our forecasts, order cancellations by our customers and product returns.

In that regard, rights to return products vary by customer and range from the right to return defective products to stock rotation rights allowing the exchange of a limited percentage of the customer’s previous quarter purchases. If the estimated market values of products held in our finished goods and work in process inventories at the end of any fiscal quarter are below our cost of these products, we will recognize charges to write down the carrying value of our inventories to market value. For example, in 2008, 2009 and the three months ended March 31, 2010, our inventory write-downs were approximately $0.4 million, $0.3 million and $0.1 million, respectively.

In addition, we provide a variety of rebates to both customers and end-users of our products, including instant, volume incentive and mail-in rebates. We also have contractual agreements and cooperative marketing, promotional and other arrangements that provide rebates and other financial incentives to our customers. To a limited extent, we also offer financial incentives related to customer inventory of specific products. The aggregate amount of charges incurred as a result of all of these rebates and other incentives was $14.6 million,

$27.6 million, $18.1 million and $3.7 million in 2007, 2008, 2009 and the three months ended March 31, 2010, respectively. These charges are offsets to our gross revenues and may result in a write-down in accounts receivable. In the future, we also may be required to write down inventory or receivables due to product obsolescence or because of declines in market prices of our products. Any write-downs could have a material adverse effect on our results of operations.

The need to continuously develop new products and product improvements increases the risk that our products will contain defects or fail to meet specifications, which may increase our warranty costs, lead to product recalls, damage our reputation and harm our business.

Products that do not meet specifications or that contain, or are perceived by our customers or end-users to contain, defects could impose significant costs on us or otherwise materially adversely affect our business, results of operations or financial condition. Our products may suffer from design flaws, quality control problems in the manufacturing process or components that are defective or do not meet our quality standards. Moreover, the markets we serve are characterized by rapidly changing technology and intense competition and the pressure to continuously develop new products and improvements and bring those products and improvements to market quickly heightens the risks that our products will be subject to both quality control and design problems. Because we rely on third parties to manufacture our products and the components that are used in our products, our ability to control the quality of the manufacturing process and the components that are used to manufacture our products is limited. Product quality issues, whether as a result of design or manufacturing flaws or the use of components that are not of the requisite quality or do not meet our specifications, could result in product recalls, product redesign efforts, lost revenue, loss of reputation, and significant warranty and other expenses. In that regard, we have been required to institute product recalls in the past. Product recalls can be costly, cause damage to our reputation and result in increased expenses, lost revenue and production delays. We may also be required to compensate customers for costs incurred or damages caused by defective products. If we incur warranty or product redesign costs, product recalls or damage to our reputation as a result of defective products, our business, results of operations and financial condition could be substantially harmed.

Our indemnification obligations to our customers and suppliers for product defects could require us to pay substantial amounts and significantly harm our business.

In the ordinary course of our business, we enter into agreements with a limited number of our customers and suppliers providing that we will indemnify them for damages and costs which may arise from product warranty claims or claims for personal injury or property damage resulting from the use of our products and we may enter into similar agreements in the future. We maintain insurance to protect against these claims, but our insurance coverage may not be adequate to cover all or any part of the claims asserted against us or may not cover those claims at all. A successful claim brought against us that is in excess of, or excluded from, our insurance coverage could substantially harm our business, financial condition and results of operations.

If we are unable to integrate our products with third-party hardware, operating system software and other products, the functionality of our products would be adversely affected, which would likely have a material adverse affect on our net revenues.

The functionality of our products depends on our ability to integrate our products with the hardware, operating system software and related products of providers such as Intel, AMD, NVIDIA and Asus, among others. We rely to a great extent on the relationships we have with those companies in developing our products and resolving issues. We cannot assure you that those relationships will be maintained or that those companies will continue to provide the necessary information and support to allow us to develop products that integrate with their products. If integration with the products of those or other companies becomes more difficult, our products would likely be more difficult to use or may not be compatible with key hardware, operating systems or other products, which would harm our reputation and the utility and desirability of our products, and, as a result, would likely have a material adverse effect on our net revenues.

One of our strategies is to grow through acquisitions, which could result in operating difficulties, dilution to our stockholders and other harmful consequences.

One of our strategies is to grow through acquisitions and we may also seek to grow through other strategic transactions such as alliances and joint ventures. In particular, we believe that our future growth depends in part on our ability to enhance our existing product lines and introduce new products and product categories through acquisitions and other strategic transactions. There is substantial competition for attractive acquisitions and other strategic transactions and we may not be successful in completing any such acquisitions or other strategic transactions in the future. If we are successful in making any acquisition or strategic transaction, it could nonetheless have a material adverse effect on our financial condition or results of operations. Among other things, acquisitions and strategic transactions can involve a wide variety of risks depending upon, among other things, the specific business or assets being acquired or the specific terms of any transaction. These risks may include the following:

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difficulties in integrating the operations, products, technologies, employees, management information systems, human resources and other administrative systems of acquired or newly formed entities or of strategic partners with our existing business and systems, particularly as we have not previously made any acquisitions or entered into any joint ventures or other strategic transactions;

•	unanticipated capital expenditures or investments in order to maintain, improve or sustain the operations of any business we acquire or strategic partnership or alliance we enter into;

•	difficulties in managing larger or more complex operations and facilities and employees in separate geographic areas;

•	diversion of management time and focus from operating our business due to challenges of integrating acquired businesses;

•	cultural challenges associated with integrating employees from acquired businesses into our organization;

•	difficulties in retaining employees from businesses we acquire;

•	the need to implement or improve internal controls, procedures and policies appropriate for a public company at businesses that prior to the acquisition lacked these controls, procedures and policies;

•	possible write-offs, impairment charges or amortization charges resulting from acquisitions; and

•	unanticipated or unknown liabilities relating to acquired businesses.

In addition, we may finance acquisitions or investments, strategic partnerships or joint ventures by issuing common stock, which may be dilutive to our stockholders, or by incurring indebtedness, which could increase our interest expense, perhaps substantially. Acquisitions and other investments may also result in charges for the impairment of goodwill or other acquired assets. Acquisitions of, or alliances with, technology companies are inherently risky, and any acquisitions or investments we make, or alliances we enter into, may not perform in accordance with our expectations. Accordingly, any of these transactions, if completed, may not be successful and may materially adversely affect our business, results of operations or financial condition.

In addition, foreign acquisitions or strategic transactions with foreign partners involve additional risks, including those related to integration of operations across different geographies, cultures and languages, currency risks and risks associated with the particular economic, political and regulatory environment in specific countries.

We need substantial working capital to operate our business and we rely to a significant degree on credit extended by our manufacturers and suppliers and borrowings under our revolving credit facility to meet our working capital needs. If we are unable to meet our working capital needs, we may be required to reduce expenses or delay the development, commercialization and marketing of our products, which would adversely affect our prospects for growth.

We need substantial working capital to operate our business and, as of March 31, 2010, we had cash totaling only $0.7 million. We rely to a significant degree on credit extended by many of our manufacturers and suppliers in order to meet our working capital needs. Credit terms vary from vendor to vendor but typically allow us from 10 to 40 days to pay for DRAM modules and USB flash drives and from 30 to 90 days to pay for other products they manufacture for us. We also utilize borrowings under our revolving credit facility to provide working capital, and access to external debt financing has historically been and will likely continue to be very important to us. As a result of the downturn in general economic conditions, the adverse conditions in the credit markets or other factors, manufacturers and suppliers may be reluctant to provide us with the same credit that they have in the past, which would require that we increase the level of borrowing under our revolving credit facility or obtain other external financing to provide for our substantial working capital needs. Additional financing may not be available on terms acceptable to us, or at all. To the extent we are required to use additional borrowings under our revolving credit facility or from other sources (if available) to provide working capital, it could increase our interest expense and expose us to other risks of leverage. Any inability to meet our working capital or other cash needs as and when required would likely have a material adverse effect on our business, results of operations and financial condition and adversely affect our growth prospects and stock price and could require, among other things, that we reduce expenses, which might require us to reduce shipments of our products or our inventory levels substantially or to delay or curtail the development, commercialization and marketing of our products.

Indebtedness and the terms of our revolving credit facility may impair our ability to respond to changing business and economic conditions and harm our operating results.

We had $19.8 million of outstanding debt as of March 31, 2010. We regularly make borrowings under our revolving credit facility to fund working capital and other cash needs and we may incur additional indebtedness in the future, particularly if we use borrowings or other debt financing to finance all or a portion of any future acquisitions. In addition, the terms of our revolving credit facility require, and any debt instruments we enter into in the future may require, that we comply with a number of significant restrictions and covenants. These covenants and restrictions, as well as any significant increase in our indebtedness, could adversely impact us for a number of reasons, including the following:

Cash flow required to pay debt service. We may be required to dedicate a substantial portion of our available cash flow to debt service. This risk is increased by the fact that borrowings under our existing credit facility bear interest at a variable rate, and we expect that the borrowings under the proposed new revolving credit facility described below will also bear interest at a variable rate. This exposes us to the risk that the amount of cash required to pay interest under our credit facility will increase to the extent that market interest rates increase. Our indebtedness and debt service obligations may also increase our vulnerability to economic downturns and adverse competitive and industry conditions.

Adverse effect of financial and other covenants. The covenants and other restrictions in our revolving credit facility and any debt instruments we enter into in the future may limit our ability to raise funds for working capital, capital expenditures, acquisitions, product development and other general corporate requirements, which may adversely affect our ability to finance our operations, any acquisitions or investments or other capital needs or engage in other business activities that would be in our interests. Restrictive covenants may also limit our ability to plan for or react to market conditions or otherwise limit our activities or business plans and place us at a disadvantage compared to our competitors.

Risks of default. If we breach or are unable to comply with a covenant or other agreement contained in a debt instrument, the lenders generally have the right to declare all borrowings outstanding under that debt instrument, together with accrued interest, to be immediately due and payable and may have the right to raise the interest rate. As a result, any breach or failure to comply with covenants contained in our debt instruments could have a material adverse effect on us. Moreover, if we are unable to pay indebtedness secured by collateral when due, whether at maturity or if declared due and payable by the lender following a default, the lender generally has the right to seize and sell the collateral securing that indebtedness. In the first quarter of 2009 and other times, in the past, we have been required to obtain amendments and waivers under our revolving credit facility because of our failure to comply with covenants, and we may in the future need to obtain waivers or amendments under our revolving credit facility or other debt instruments in order to avoid a breach or default, particularly if our business deteriorates or does not perform in accordance with our expectations. There can be no assurance that we will not breach the covenants or other terms of our revolving credit facility or any other debt instruments in the future and, if a breach occurs, there can be no assurance that we will be able to obtain necessary waivers or amendments from the lenders or to refinance the related indebtedness on terms we find acceptable, or at all. As a result, any breach or default of this nature could have a material effect on our results of operations, financial condition and business.

Restrictions under proposed new credit facility. In connection with this offering, we expect to enter into a new revolving credit facility, which we sometimes refer to as the new credit facility, which will replace our current revolving credit facility. We anticipate that the new credit facility will be secured by a lien on substantially all of our assets, except assets of our foreign subsidiaries and shares of our foreign subsidiaries in excess of 65% owned by us and our domestic subsidiaries. We also anticipate that the new credit facility will include financial and other covenants that will limit or restrict our ability to, among other things, incur liens on our properties, make acquisitions and other investments, sell assets and incur indebtedness, subject to specified exceptions. The new credit facility may also restrict or prohibit the payment of dividends on our common stock and repurchases or redemptions of our common stock. We also expect that the new credit facility will require us to maintain the ratio of:

(1)	(a) the sum of our net income (adjusted as provided in the new credit agreement) plus depreciation, amortization, taxes and interest expense, minus (b) unfinanced capital expenditures, to

(2)	current maturities of our long term debt plus interest expense,

at 1.10 to 1 or better. We expect that the new credit facility will contain customary events of default, including an event of default triggered by specified changes in control of our company, and to provide that, upon the occurrence of any event of default, the lender may require us to repay all outstanding borrowings and accrued interest and seize and sell the collateral securing the new credit facility, which would likely have a material adverse effect on our business, results of operations and financial condition. In addition, during the continuance of specified events of default under the new credit facility (subject to a cure period for some events of default), we expect that interest will accrue at a rate that is 200 basis points above the otherwise applicable rate.

We do not have patents or other intellectual property that would prevent third parties from selling products similar to ours, which may allow competitors to capture market share from us.

As of March 31, 2010, our patent portfolio consisted of two utility patents issued in the United States and six utility patent applications pending (five in the United States and one in a foreign country). Neither of our issued patents nor, if granted, any of the patents that we have applied for would prevent third parties from selling products similar to ours. In addition, we do not have any confidential or proprietary processes or procedures that would make it difficult for a competitor to produce products like ours. This lack of intellectual property protection permits competitors to design and sell products that compete directly with ours, which may allow them to capture market share from us and therefore adversely affect our results of operations.

Our future success depends to a large degree on our ability to defend the Corsair brand from infringement and, if we are unable to protect our brand and other intellectual property, our business could be materially adversely affected.

We consider the Corsair brand to be one of our most valuable assets. Our future success depends to a large degree upon our ability to defend the Corsair brand from infringement and, to a limited extent, to protect our other intellectual property. We rely on a combination of copyright, trademark, patent and other intellectual property laws and confidentiality procedures and contractual provisions such as nondisclosure terms to protect our intellectual property. Although we hold a trademark on the Corsair name in the United States and a number of other countries, the Corsair name does not have trademark protection in other parts of the world, including some major markets, and we may be unable to register the Corsair name as a trademark in some countries. If third parties misappropriate or infringe on our brand or we are unable to protect our brand, or if third parties use the Corsair name to sell their products in countries where we do not have trademark protection, it could have a material adverse affect on our reputation and results of operations.

We hold a limited number of patents and pending patent applications. It is possible that any patent owned by us will be invalidated, deemed unenforceable, circumvented or challenged or that any of our pending or any future patent applications will not be granted. In addition, other intellectual property laws or our confidentiality procedures and contractual provisions may not adequately protect our intellectual property. Also, others may independently develop similar technology, duplicate our products, or design around any intellectual property rights we may have. Any of these events could harm our business, financial condition and operating results.

Certain of our licenses can be terminated at any time by us or the other party. If we are unable to negotiate and maintain licenses on acceptable terms, we will be required to develop alternative technology internally or license it from other third parties, which may be difficult and costly or impossible.

The expansion of our business will require us to protect our trademarks, domain names, copyrights, patents and other intellectual property in an increasing number of jurisdictions, a process that is expensive and sometimes requires litigation. If we are unable to protect our trademarks, domain names, copyrights, patents and other intellectual property rights, or prevent third parties from infringing upon them, our business may be materially adversely affected.

We have taken steps in the past to enforce our intellectual property rights and expect to continue to do so in the future. However, it may not be practicable or cost-effective for us to enforce our rights with respect to certain items of intellectual property fully, or at all, particularly in developing countries where the enforcement of intellectual property rights may be more difficult than in the United States. It is also possible that, given the costs of obtaining patent protection, we may choose not to seek patent protection for certain items of intellectual property that may later turn out to be important.

We have in the past been, are currently, and may in the future be, subject to intellectual property infringement claims, which are costly to defend, could require us to pay damages or royalties and could limit our ability to use certain technologies in the future.

Companies in the technology industry are frequently subject to litigation or disputes based on allegations of infringement or other violations of intellectual property rights. We have faced claims that we have infringed intellectual property rights of others in the past, we face these claims currently and we expect to face similar claims in the future.

On March 24, 2010, Ring Technology Enterprises of Texas, LLC, or Ring Technology, filed a complaint in the U.S. District Court for the Eastern District of Texas Marshall Division, or the Texas District Court, against us and 42 other companies. Ring Technology claims that certain server memory modules that we sold and continue to sell infringe U.S. Patent No. 6,879,526, or the ‘526 patent. Ring Technology’s complaint requested, among other things, that the Texas District Court grant a permanent injunction to enjoin us from infringing the ‘526 patent. In the event that Ring Technology prevails in this action, we will be precluded from selling certain server memory modules in the United States without obtaining a license from Ring Technology, which would likely require that we pay Ring Technology royalties, which could be substantial. In addition, to settle this matter we might be required to make a payment, which could be substantial, to Ring Technology. Although we have at times in the past sold significant quantities of the server memory modules that are the subject of Ring

Technology’s complaint, the server market has not been one of our core markets for a number of years and our net revenues from the sale of server memory modules were less than $1.0 million in both 2008 and 2009 and less than $0.1 million for the three months ended March 31, 2010. Accordingly, we do not believe that this action, if decided adversely to us, would have a material adverse effect on our net revenues, although there can be no assurance in that regard. However, this action will result in legal and other costs, which could be substantial, and may divert the attention of our management from running our business. For additional information, see “Business—Legal Proceedings.”

On February 19, 2010, Infineon Technologies AG and Infineon Technologies North America Corp., which we refer to, collectively, as Infineon, filed a complaint under the Tariff Act of 1930 in the U.S. International Trade Commission, or the ITC, against us, our subsidiary Corsair Memory (Taiwan), and 18 other companies, including Elpida Memory Inc. and Elpida Memory (USA) Inc., which we refer to, collectively, as Elpida. Infineon claims that some DRAM ICs manufactured by Elpida and included in some products that we and the other respondents sold and continue to sell infringe claims of some U.S. patents held by Infineon. On May 20, 2010, Infineon announced that it had settled its patent infringement claim against Elpida and that both Infineon and Elpida had agreed to seek dismissal of all pending patent infringement cases, including the ITC action. A dismissal of the ITC action will involve all respondents, including us. Infineon and Elpida have also entered into a patent cross license. Since our involvement in the ITC action was only because some of our products include certain DRAM ICs manufactured by Elpida, we believe that resolution of the dispute between Infineon and Elpida resolves all pending claims Infineon has against us. However, until the ITC action is dismissed, this action will result in legal and other costs and may divert the attention of our management from running our business. For additional information, see “Business—Legal Proceedings.”

Any intellectual property claims, with or without merit, can be time-consuming, expensive to litigate or settle and can divert management resources and attention. For example, in the past we have settled claims relating to infringement allegations and agreed to make royalty or license payments in connection with such settlements. An adverse determination could require that we pay damages, which could be substantial, or stop using technologies found to be in violation of a third-party’s rights and could prevent us from selling some of our products. In order to avoid these restrictions, we may have to seek a license for the technology. Any such license may not be available on reasonable terms or at all, could require us to pay significant royalties and may significantly increase our operating expenses. As a result, we may be required to develop alternative non-infringing technologies, which could require significant effort and expense and might not be successful or, if alternative non-infringing technologies already exist, we may be required to license those technologies from third parties, which may be expensive or impossible. If we cannot license or develop technologies for any infringing aspects of our business, we may be forced to halt sales of products incorporating the infringing technologies and may be unable to compete effectively. Any of these results could materially harm our brand, our operating results and our financial condition.

Our products are designed to appeal to the high-performance computer gaming market, which represents a relatively small portion of the overall personal computing market, and we will need to develop and successfully market additional products and new categories of products to this market, as well as develop and successfully market products that appeal to broader markets, in order to grow. If we are unsuccessful in marketing additional products and new categories of products to these markets, we may suffer a decline in our competitive position, which could materially adversely affect our business, results of operations and financial condition.

Most of our DRAM modules are higher priced, high-performance products intended to appeal primarily to computer gaming enthusiasts focused on building and customizing their own PCs to enhance their processing power and speed. Likewise, our power supplies, solid-state drives, cooling systems and computer cases are marketed primarily to these same consumers for use in building or customizing high-performance PCs. Similarly, our USB flash drives feature high capacity, high levels of performance or enhanced shock-proofing or water resistance and are therefore sold at prices that are unlikely to appeal to mainstream consumers.

As a result, the market for our products is limited primarily to the high-performance computer gaming market. Moreover, some of our current products are suitable for use only with desktop PCs and not with laptops, netbooks or other portable computing devices and none of our current products is suitable for use with video game consoles or with smart phones or other mobile communications devices, which further limits the potential markets for our products. The relatively small size of the market for our current products will limit our ability to grow which could adversely affect our ability to grow net revenues.

Accordingly, our growth depends in large part on our ability to develop and successfully produce and market, or to acquire other companies or businesses that sell, additional products and product categories targeted to the high-performance computer gaming market, as well as new categories of products that appeal to broader computer gaming markets. We plan to introduce audio products and in the future may introduce computer peripherals and other products designed to appeal to broader markets. To the extent we do so, we will likely encounter competition from large, well-known consumer electronics and peripherals companies. These companies have significantly greater financial, manufacturing, marketing and other resources than we do and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale and support of their products. We cannot predict whether we will be successful in developing or marketing new products and product categories and, if we fail to do so, it may have a material adverse effect on our business, results of operations and financial condition.

Many consumers purchase our products using the Internet, which exposes us to the risk of disruptions in Internet communications that could harm our sales.

We generate substantial revenue from sales to online retailers such as Newegg.com, Amazon.com and TigerDirect.com. Because consumers use the Internet to purchase our products from online retailers, a disruption or outage in internet communication, even if confined to a relatively small geographic area, could have a negative effect on our sales. Likewise, a reduction in the speed of internet communications, whether as a result of inadequate bandwidth or otherwise, could make it less convenient for end-users to buy our products over the internet and therefore harm our sales.

Sales to a limited number of customers represent a significant portion of our revenue, and the loss of one or more of our key customers could adversely affect our operating results.

In 2007, 2008 and 2009 and the three months ended March 31, 2010, sales to Newegg.com accounted for approximately 11.8%, 10.8%, 11.1% and 11.2%, respectively, of our net revenues and sales to our ten largest customers accounted for approximately 45.6%, 45.3%, 42.7% and 43.2%, respectively, of our net revenues. Our customers typically do not enter into long-term agreements to purchase our products but instead enter into purchase orders with us from time to time. These purchase orders may generally be cancelled and orders can be reduced or postponed by the customer. In addition, our customers are under no obligation to continue purchasing from us and may purchase similar products from our competitors. A decision by one or more of our key customers to reduce or terminate their purchases from us, or their failure or inability to pay amounts owed to us in a timely manner, or at all, could have a material adverse effect on our operating results. In addition, because of our reliance on key customers, the bankruptcy or liquidation of any of these customers, and the resulting loss of sales, could have a material adverse effect on our operating results.

Currency exchange rate fluctuations could result in our products becoming relatively more expensive to our overseas customers or increase our manufacturing costs, each of which could adversely affect our operating results.

Our international sales and our operations in foreign countries subject us to risks associated with fluctuating currency exchange rates. Because sales of our products are denominated primarily in U.S. dollars, an increase in the value of the U.S. dollar relative to the currency used in the countries where our products are sold may result in an increase in the price of our products in those countries, which may lead to a reduction in sales. Likewise, because we pay our suppliers and third-party manufacturers, most of which are located outside of the United States, primarily in U.S. dollars, any decline in the value of the U.S. dollar relative to the applicable local currency may cause our suppliers and manufacturers to raise the prices they charge us. In addition, we generally pay our employees located outside the United States in the local currency and, as a result of our foreign sales and operations, we have other expenses, assets and liabilities that are denominated in foreign currencies and changes in the value of the U.S. dollar could result in significant increases in our expenses that could have a material adverse effect on our business and results of operations.

Unit sales of our products tend to be higher during the third and fourth quarters of the year. As a result, our sales are subject to seasonal fluctuations, which could adversely affect our results of operations and the market price of our common stock.

We have experienced and expect to continue to experience seasonal fluctuations in sales due to the spending patterns of our customers. Our unit sales volumes have generally been lowest in the first and second calendar quarters due to a drop off in sales following the fourth quarter holiday season and because of the decline in sales that typically occurs in anticipation of the introduction of new or enhanced CPUs, graphics cards and other computer hardware products, which usually takes place in the second calendar quarter and which tends to drive sales in the following two quarters. As a consequence of seasonality, our total unit shipments for the second calendar quarter are generally the lowest of the year, followed by unit shipments for the first calendar quarter, although the effect of these lower quarterly unit volumes on our consolidated net revenues may be masked by changes in average selling prices of our products. We expect these seasonality trends to continue. As a result, our unit sales are subject to seasonal fluctuations, which could adversely affect our results of operations and the market price of our common stock.

We conduct our operations and sell our products internationally and the effect of business, legal and political risks associated with international operations could significantly harm us.

Sales to customers outside the United States accounted for approximately 64.4% of our consolidated net revenues for the three months ended March 31, 2010, approximately 70.4% of our consolidated net revenues for 2009, approximately 71.6% of our consolidated net revenues for 2008 and approximately 68.4% of our consolidated net revenues for 2007. In addition, substantially all of the products that we sell are manufactured at facilities in Asia. Our international sales and operations are subject to a wide range of risks, which may vary from country to country or region to region. These risks include the following:

•	export and import duties, changes to import and export regulations, and restrictions on the transfer of funds;

•	political and economic instability;

•	problems with the transportation or delivery of our products;

•	issues arising from cultural or language differences and labor unrest;

•	longer payment cycles and greater difficulty in collecting accounts receivable;

•	compliance with trade and technical standards in a variety of jurisdictions;

•	difficulties in staffing and managing international operations;

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compliance with laws and regulations, including environmental, employment and tax laws, which vary from country to country and over time, increasing the costs of compliance and potential risks of non-compliance;

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difficulties enforcing our contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as the United States and European countries;

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the risk that trade to or from some foreign countries, or companies in foreign countries that manufacture our products or supply components that are used in our products, may be affected by political tensions, trade disputes and similar matters, particularly between China and Taiwan or between China and the United States;

•	U.S. and foreign trade restrictions, including those that may limit the importation of technology or components to or from various countries or impose tariffs or quotas;

•	difficulties or increased costs in establishing sales and distribution channels in unfamiliar markets, with their own market characteristics and competition; and

•	imposition of currency exchange controls or taxes that make it impracticable or costly to repatriate funds from foreign countries.

To the extent we successfully execute our strategy of expanding into new geographic areas, these and similar risks will increase. We cannot assure you that risks relating to our international operations will not have a material adverse effect on our business or operating results.

Our Chief Executive Officer and two of our other co-founders have significant influence over, and acting collectively will be able to control, our management and affairs and may therefore take actions with which you do not agree or that could cause the market price of our common stock to decline.

Immediately after completion of this offering, Andrew J. Paul, our Chief Executive Officer, President and one of our co-founders, and two of our other co-founders will own a total of approximately                 % of our outstanding common stock. Specifically, Mr. Paul will own approximately                 % of our outstanding common stock and these two other co-founders will own a total of approximately                 % of our outstanding common stock.

As a result, Mr. Paul and these two other co-founders will have significant influence over our management and affairs and, acting together, will be able to control virtually all matters requiring stockholder approval, including the election of directors and significant corporate transactions such as mergers, consolidations, sales of assets, recapitalizations and amendments to our certificate of incorporation.

In addition, our employee stock ownership plan, or ESOP, will own approximately             % of our outstanding common stock, immediately after this offering. The shares held by the ESOP are voted by Andrew J. Paul, our Chief Executive Officer and President, Nicholas B. Hawkins, our Chief Financial Officer and Treasurer, and John E. Green, our Corporate Secretary, in their capacity as ESOP trustees and in accordance with instructions from our board of directors or a committee of our board of directors.

These holders of our common stock may use their voting power to take actions with which you do not agree, including actions that could delay, defer or prevent a change of control of our company, make the approval of certain transactions difficult or impossible without the support of these stockholders or that could cause the market price of our common stock to decline.

Cloud computing may harm our business.

Cloud computing refers to a computing environment in which software is run on third-party servers and accessed by end-users over the Internet. In a cloud computing environment a user’s computer may be a so-called “dumb terminal” with minimal processing power and limited need for high-performance components. As a result, widespread adoption of cloud computing, either generally or by the computer gaming community, may harm our business, perhaps substantially.

We may recognize restructuring and impairment charges in future periods, which will adversely affect our operating results and could harm our reputation with securities analysts, investors and others.

Depending on market and economic conditions in future periods, we may implement restructuring initiatives. As a result of these initiatives, we could incur restructuring charges, lose key personnel and experience disruptions in our operations and difficulties in delivering products.

We are required to test long-lived assets and goodwill for recoverability and may be required to record charges if there are indicators of impairment and we have in the past recognized impairment charges. As of March 31, 2010, we had approximately $2.8 million of long-lived assets and no goodwill. One of our strategies is to grow through acquisitions of other businesses or technologies and, if we are successful in doing so, these acquisitions may result in goodwill and other long-lived assets. The risk that we will be required to recognize impairment charges is also heightened by the fact that the life cycles of many of our products are relatively short, which increases the possibility that we may be required to recognize impairment charges for obsolete inventory. Impairment charges will adversely affect our operating results and could harm our reputation with securities analysts, investors and others.

We will incur significant expenses as a result of being a public company, which will negatively impact our financial performance.

We will incur significant legal, accounting, insurance and other expenses as a result of being a public company. The Sarbanes-Oxley Act of 2002, as well as related rules implemented by the Securities and Exchange Commission, or SEC, and Nasdaq Global Market, have required changes in corporate governance practices of public companies. We expect that compliance with these laws, rules and regulations, including compliance with Section 404 of the Sarbanes-Oxley Act as discussed below, will substantially increase our expenses, including our legal and accounting costs, and make some activities more time-consuming and costly. We also expect these laws, rules and regulations to make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage, which may make it more difficult for us to attract and retain qualified persons to serve on our board of directors or as officers. As a result of the foregoing, we expect a substantial increase in legal, accounting, insurance and certain other expenses in the future, which will negatively impact our results of operations and financial condition.

As a public reporting company, we will be subject to additional rules and regulations established from time to time by the Securities and Exchange Commission and the Nasdaq Global Market. We may not complete needed improvements to our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our common stock and your investment.

Upon completion of this offering, we will become a public reporting company subject to the rules and regulations established from time to time by the SEC and the Nasdaq Global Market. These rules and regulations will require, among other things, that we establish and periodically evaluate procedures with respect to our internal controls over financial reporting. Reporting obligations as a public company are likely to place a considerable strain on our financial and management systems, processes and controls, as well as on our personnel. In addition, as a public company we will be required to document and test our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 so that our management can certify as to the effectiveness of our internal controls and our independent registered public accounting firm can render an opinion on the effectiveness of our internal controls over financial reporting by the time our annual report for the year ending December 31, 2011 is due and thereafter, which will require us to document and make significant changes to our internal controls over financial reporting. As a result, we will be required to improve our financial and managerial controls, reporting systems and procedures, to incur substantial expenses to test our systems and to make such improvements and to hire additional personnel. The costs and extent of the changes necessary to make these improvements will likely be heightened as a result of the material weaknesses in our internal control over financial reporting discussed below. If our management is unable to certify the effectiveness of our internal controls or if our independent registered public accounting firm cannot render an opinion on the effectiveness of our internal control over financial reporting, or if we identify or fail to remediate material weaknesses in our internal controls, we could be subject to regulatory scrutiny and a loss of public confidence, which could harm our reputation and the market price of our common stock. In addition, if we do not maintain adequate financial and management personnel, processes and controls, we may not be able to manage our business effectively or accurately report our financial performance on a timely basis, which could cause a decline in our common stock price and adversely affect our results of operations and financial condition.

We have identified material weaknesses in our internal control over financial reporting. Failure to maintain adequate financial and management processes and controls could lead to errors in our financial reporting, damage our reputation and harm our ability to manage our business.

Our independent registered public accounting firm identified two material weaknesses in connection with its audit of our consolidated financial statements for the year ended December 31, 2009, as well as one significant deficiency. Under rules of the SEC, a material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. SEC rules define a significant deficiency as a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of a company’s financial reporting.

The first material weakness related to our lack of effective controls over the use of outside consultants that we engaged to assist with accounting for stock-based compensation and income taxes. Among other things, our auditors noted that we did not identify several errors and the misapplication of accounting rules in the worksheets prepared by these consultants, resulting in adjustments to related items in our financial statements. The second material weakness related to our lack of effective controls over the administration of option and stock transactions with employees and our lack of expertise regarding the appropriate accounting for these transactions. Among other things, our auditors noted that documentation for stock-based transactions was either missing or incorrect and that we did not have controls to ensure the proper accounting for these transactions, resulting in adjustments to our financial statements for outstanding shares of common stock, stock-based compensation expense and notes receivable from stockholders. The significant deficiency related to our lack of effective controls for the timely preparation of GAAP financial statements and related footnote disclosures. Our auditors noted, among other things, that our financial reporting process did not include procedures to verify all numbers and disclosures in the financial statements and that procedures intended to ensure that our financial statements complied with GAAP did not identify missing and inappropriate disclosures, resulting in changes to our financial statements. In connection with its audit of our consolidated financial statements for the years ended December 31, 2007 and 2008, our independent registered public accounting firm identified five material weaknesses and three material weaknesses, respectively. Through the date of this prospectus, we have taken steps intended to remediate our past material weaknesses and significant deficiencies, primarily through the hiring of additional personnel, and we intend to take additional steps to address further the material weaknesses and significant deficiency identified in connection with the audit of our 2009 financial statements by, among other things, hiring additional accounting personnel and a general counsel. Full remediation will also require significant improvements to our overall financial controls and procedures.

We cannot assure you that further material weaknesses will not be identified in the future. If we fail to remediate the material weaknesses and significant deficiency identified in connection with the audit of our 2009 financial statements, if other material weaknesses occur in the future or if we otherwise fail to maintain proper and effective internal controls over financial reporting, our ability to produce accurate and timely financial statements could be impaired, which could have a material adverse effect on our business and results of operations.

We may be adversely affected by seismic activity or other disasters and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Our corporate headquarters are located in the San Francisco Bay Area and the testing and packaging of most of our DRAM modules take place in our facility in Taiwan, which in the past have both experienced severe earthquakes. Most of the third-party facilities where our products and some of the components used in our products are manufactured are located in China, Japan, Taiwan and other areas that are known for seismic activity. We do not carry earthquake insurance. As a result, earthquakes or other natural disasters could severely disrupt our operations, either directly or as a result of their effect on third-party manufacturers and suppliers upon whom we rely, and have a material adverse effect on our business.

All of our enterprise data processing systems are located in our Fremont, California headquarters, and, as noted above, we have a DRAM module testing and packaging facility in Taiwan. If a disaster, power outage or other event occurred that prevented us from using all or a significant portion of either of these facilities, that damaged critical infrastructure, such as enterprise resources planning systems, or that otherwise disrupted operations at either location, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time. The disaster recovery and business continuity plans we have in place currently are limited and are unlikely to prove adequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans which, particularly when taken together with our lack of earthquake insurance, could have a material adverse effect on our business.

We are subject to various environmental laws and regulations that could impose substantial costs upon us and may adversely affect our business, operating results and financial condition.

Our operations and properties are subject to a variety of U.S. and foreign environmental laws and regulations governing, among other things, air emissions, wastewater discharges, management and disposal of hazardous and non-hazardous materials and waste, and remediation of releases of hazardous materials. Our failure to comply with present and future requirements under these laws and regulations, or environmental contamination or releases of hazardous materials, could cause us to incur substantial costs, including clean up costs, fines and penalties, investments to upgrade our facilities and legal costs, or to curtail our operations. Environmental contamination or releases of hazardous materials may also subject us to claims of property damage or personal injury, which could result in litigation and require us to make substantial payments to satisfy adverse judgments or pay settlements. Liability under environmental laws can be joint and several and without regard to comparative fault. We also expect that our operations will be affected by new environmental laws and regulations on an ongoing basis, which will likely result in additional costs. Environmental laws and regulations could also require that we redesign our products or change how our products are made, any of which could have a material adverse effect on our business.The costs of complying with environmental laws and regulations or the effect of any claims or liability concerning or resulting from noncompliance or environmental contamination could have a material adverse effect on our financial condition and results of operations.

Failure to comply with governmental laws and regulations could harm our business.

Our business is subject to regulation by various federal and state governmental agencies. Such regulation includes the consumer protection laws of the Federal Trade Commission, the import/export regulatory activities of the Department of Commerce, the product safety regulatory activities of the Consumer Products Safety Commission, the regulatory activities of the Occupational Safety and Health Administration, the environmental regulatory activities of the Environmental Protection Agency, the labor regulatory activities of the Equal Employment Opportunity Commission and tax and other regulations by a variety of regulatory authorities in each of the areas in which we conduct business. We are also subject to regulation in other countries where we conduct business. In certain jurisdictions, such regulatory requirements may be more stringent than in the United States. We are also subject to a variety of federal, state and foreign employment and labors laws and regulations, including the Americans with Disabilities Act, the Federal Fair Labors Standards Act and other laws and regulations related to working conditions, wage-hour pay, over-time pay, employee benefits, anti-discrimination and termination of employment.

Noncompliance with applicable regulations or requirements could subject us to investigations, sanctions, mandatory product recalls, enforcement actions, fines, damages, civil and criminal penalties, or injunctions. In addition from time to time we have received, and expect to continue to receive, correspondence from former employees terminated by us who threaten to bring claims against us alleging that we have violated one or more labor and employment regulations. In certain of these instances the former employee has brought claims against us and we expect that we will encounter similar actions against us in the future. An adverse outcome in any such litigation could require us to pay damages, which may include punitive damages, attorneys’ fees and costs.

As a result, noncompliance or any related enforcement or civil actions could result in governmental sanctions and possible civil or criminal litigation, which could have a material adverse effect on our business, financial condition, results of operations and cash flow and result in a significant diversion of management’s attention and resources.

We may not be able to manage successfully the challenges associated with our planned expansion in the Asia Pacific region, and our failure to grow our operations in this region would adversely affect our prospects for the future.

A component of our growth strategy involves expanding our presence in the Asia Pacific region. We may not be able to successfully manage the challenges associated with our current and planned operations in the Asia Pacific region due to risks such as:

•	disposable income and consumer spending on PC gaming hardware in the Asia Pacific region may grow more slowly than we anticipate or may decline;

•	we may not be able to achieve the same brand recognition in the Asia Pacific region as we have in some other parts of the world;

•	consumer expectations and purchasing behaviors that we may not adequately understand;

•	a dynamic competitive environment;

•	restrictions imposed by local labor practices and laws on our business and operations;

•	difficulties and costs of staffing and managing foreign operations;

•	exposure to foreign business practices and legal standards;

•	unexpected changes in regulatory requirements;

•	the imposition of governmental controls and restrictions;

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political, social and economic instability and the risk of war, terrorist activities or other international incidents including, without limitation, the considerable political instability in Taiwan related to its disputes with China and in South Korea related to its disputes with North Korea;

•	natural disasters and public health emergencies;

•	potentially adverse tax consequences; and

•	the failure of local laws to provide a sufficient degree of protection against infringement of our intellectual property.

We may not be able to grow our operations in the Asia Pacific region at the rate or with the level of success we anticipate, or at all, which would adversely impact our future results and prospects.

Risks Related to This Offering

The market price of our common stock may be volatile and may decline.

Prior to this offering, our common stock has not been sold in a public market. We cannot predict the extent to which a trading market will develop or how liquid that market might become. An active trading market for our common stock may never develop or may not be sustained, which could adversely affect your ability to sell your common stock and the market price for the common stock. The initial public offering price for our common stock was determined by negotiations between us and the underwriters and does not purport to be indicative of prices at which our common stock will trade upon completion of this offering.

The stock market in general, and the market for stocks of technology companies in particular, has been highly volatile. In our case, this volatility may be increased by the volatility in market prices for, and the fact that we derive a majority of our net revenues from sales of, DRAM modules. As a result, the market price of our common stock is likely to be similarly volatile, and investors in our common stock may experience a decrease, which could be substantial, in the value of their common stock or the loss of their entire investment for a number of reasons, including reasons unrelated to our operating performance or prospects. The market price of our common stock could be subject to wide fluctuations in response to a broad and diverse range of factors, including those described elsewhere in this “Risk Factors” section and this prospectus, and the following:

•	variations in our operating performance and the performance of our competitors;

•	actual or anticipated fluctuations in our quarterly or annual operating results;

•	changes in estimates or recommendations by securities analysts concerning us or our competitors;

•	publication of research reports by securities analysts about us or our competitors or our industry;

•	our failure or the failure of our competitors to meet analysts’ estimates or guidance that we or our competitors may give to the market;

•	additions and departures of key personnel;

•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	developments of new technologies or other innovations;

•	the passage of legislation or other regulatory developments affecting us or our industry;

•	speculation in the press or investment community;

•	changes in accounting principles;

•	natural disasters, terrorist acts, acts of war or periods of widespread civil unrest; and

•	changes in general market and economic conditions.

In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management’s attention and resources, and could also require us to make substantial payments to satisfy judgments or to settle litigation.

We may invest or spend the proceeds of this offering in ways you may not agree with or in ways which may not yield a return.

We will have broad discretion over how we use the net proceeds from this offering received by us. We intend to use the net proceeds we receive from our sale of stock in this offering for general corporate purposes and we have not reserved specific amounts for any particular purposes and cannot specify with certainty how we will use these funds. Accordingly, our management will have considerable discretion in the application of these funds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. These funds may be used for purposes that do not improve our operating results or the market value of our common stock. Until these funds are used, they may be placed in investments that produce only limited income or do not produce income at all or that lose value.

Future sales of our common stock in the public market could cause our stock price to fall.

Sales of our common stock in the public market after this offering, or the perception that such sales might occur, could cause the market price of our common stock to decline. Immediately after completion of this offering, we will have a total of                      shares of common stock outstanding, including                      shares of common stock owned by Andrew J. Paul, our Chief Executive Officer, President and one of the our co-founders,                      shares of common stock owned by our ESOP and a total of                      shares of common stock owned by two of our other co-founders. In general, the shares of common stock sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. In addition, the                      remaining shares of our common stock that will be outstanding immediately after completion of this offering will be available for sale in the public markets, pursuant to Rule 144 or Rule 701 under the Securities Act, subject, in some cases, to the lock-up agreements described under “Underwriting.” Any or all of the shares subject to the lock-up agreements may be released for sale in the public market prior to expiration of the lock-up period at the discretion of Barclays Capital Inc. and Jefferies & Company, Inc. Sales of our common stock in the public market, or the perception that those sales may occur, could cause the market price of our common stock to decline. For additional information, see “Shares Eligible for Future Sale” and “Underwriting.”

Purchasers in this offering will immediately experience substantial dilution in the net tangible book value of their shares.

Assuming that the initial public offering price of our common stock is $             per share (which is the midpoint of the estimated price range appearing on the cover page of this preliminary prospectus), the initial public offering price of our common stock will be substantially higher than as adjusted net tangible book value per share of our common stock, calculated as described below under “Dilution,” immediately after this offering. Therefore, if you purchase our common stock in this offering, you will suffer an immediate dilution of $             in as adjusted net tangible book value per share from the assumed initial public offering price. For more information, see “Dilution” below.

We have outstanding options and warrants that have the potential to dilute stockholder value and cause the market price of our common stock to decline.

In the past, we have issued, and we expect to continue to issue, stock options or other forms of stock-based compensation to our directors, officers and employees. In addition, we have outstanding warrants that we issued to a former lender. Stock options issued in the past have per share exercise prices below the assumed initial public offering price of $             per share of common stock (which is the midpoint of the estimated price range appearing on the cover page of this preliminary prospectus). As of March 31, 2010, we had options outstanding to purchase 38,524,482 shares of our common stock with a weighted average exercise price of $0.38 per share. Our outstanding warrants entitle the holders to purchase a number of shares of our common stock equal to the sum of (a) 1,942,827 shares of common stock plus (b) the number of shares of common stock equal to 2% of the total number of shares of common stock of all classes issued by us (other than shares of common stock issued in this offering) during the period beginning on and including April 1, 2010 to but excluding the closing date of this offering, calculated on a fully-diluted basis after giving effect to the exercise of all other warrants, options and rights to acquire any shares of our common stock issued by us, and the conversion of any convertible securities issued by us, during the period beginning on and including April 1, 2010 to but excluding the closing date of this offering, subject to specified exceptions, at an exercise price of $0.55 per share, which is also below the assumed initial public offering price per share in this offering. We intend to file a registration statement under the Securities Act covering all of the shares of our common stock issuable on exercise of our outstanding options or reserved for issuance under our equity incentive plans as soon as practicable after the closing of this offering, which would permit those shares to be sold in the public markets. In addition, the holders of our outstanding warrants are entitled, subject to specified conditions and exceptions, to include the shares of common stock issuable on exercise of those warrants in any future registration statement we file under the Securities Act and will also be entitled to sell those shares pursuant to Rule 144 under the Securities Act (upon satisfaction of the conditions of that rule and subject to the lock-up agreement entered into in connection with this offering), both of which would permit those shares to be sold in the public markets. If some or all of these options or warrants are exercised and the shares issued on exercise are sold into the public market, the market price of our common stock may decline.

Our certificate of incorporation and bylaws contain antitakeover provisions that could delay, deter or prevent takeover attempts that stockholders may consider favorable or attempts to replace or remove our management that would be beneficial to our stockholders.

Certain provisions of our certificate of incorporation and bylaws may delay, deter or prevent a change in control or other takeover of our company that our stockholders might consider to be in their best interests, including transactions that might result in a premium being paid over the market price of our common stock, and also may limit the price that investors are willing to pay in the future for our common stock. For example, our certificate of incorporation and bylaws include provisions that:

•

authorize our board of directors, without further action by the stockholders, to issue preferred stock in one or more series and, with respect to each series, to fix the number of shares constituting that series and to establish the rights and other terms of that series, which may include dividend and liquidation rights and preferences, conversion rights and voting rights;

•	require that actions to be taken by our stockholders may only be taken at an annual or special meeting of our stockholders and not by written consent;

•

specify that special meetings of our stockholders can be called only by our board of directors, the Chairman of our board of directors, our Chief Executive Officer or our President and not by our stockholders or any other persons;

•	establish advance notice procedures for stockholders to submit nominations of candidates for election to our board of directors and other proposals to be brought before a stockholders meeting;

•	provide that directors may be removed only for cause;

•

provide that vacancies on our board of directors or newly created directorships resulting from an increase in the number of our directors may be filled only by a majority of directors then in office, even though less than a quorum;

•	divide our board of directors into three classes, serving staggered terms of three years each;

•

do not give the holders of our common stock cumulative voting rights with respect to the election of directors, which means that the holders of a majority of our outstanding shares of common stock can elect all directors standing for election; and

•

require the affirmative vote by the holders of at least two-thirds of the combined voting power of all shares of our outstanding capital stock entitled to vote generally in the election of our directors (voting as a single class) in order to amend the provisions of our certificate of incorporation or by-laws described in the bullet points above or remove any directors.

In addition, although we are not subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, our certificate of incorporation contains provisions that prohibit, unless specified conditions are met and subject to exceptions, specified business combinations between us and any “interested stockholder” (as defined and which will exclude, in general,              and              and, subject to exceptions, their direct and indirect transferees and their respective affiliates and successors, as well as any “group” (within the meaning of Rule 13d-5 of the Securities Exchange Act of 1934, as amended, or Securities Exchange Act) that includes any of the foregoing persons or entities) in a manner similar to that of Section 203 of the Delaware General Corporation Law. These provisions may have the effect of delaying, deterring or preventing a third party from acquiring us. See “Description of Capital Stock.”

We do not expect to pay cash dividends on our common stock for the foreseeable future.

We currently intend to retain all available funds for use in our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future. In addition, we expect that financial and other covenants in our new credit facility will restrict or prohibit, and other instruments and agreements that we may enter into in the future may restrict or prohibit, the payment of dividends on our common stock. Investors seeking or expecting cash dividends should not purchase our common stock.

If securities or industry analysts do not publish or cease publishing research or reports about our business, if they adversely change their recommendations regarding our shares or if our operating results do not meet their expectations, the market price of our common stock could decline.

The market price of our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume of our common stock to decline. Moreover, if one or more of the analysts who cover our company downgrade our common stock or if our operating results or prospects do not meet their expectations, the market price of our common stock could decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND MARKET DATA

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements that are based on our management’s current beliefs, projections and assumptions and on information currently available to our management. All statements other than statements of historical fact contained in this prospectus, including statements regarding our future or expected results of operations and financial condition, business strategies, plans, competitive position, industry and market environment and potential growth opportunities, are forward-looking statements. Forward-looking statements can be identified by terms such as “anticipates,” “believes,” “could,” “seeks,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts, “projects,” “should,” “will,” “would” or similar expressions and the negatives of those terms.

Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors, including those described in “Risk Factors” and elsewhere in this prospectus, that may cause actual results, performance, conditions or achievements to be materially different from results, performance, conditions or achievements expressed or implied by the forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this prospectus. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Except as may be required by law, we do not intend to update these forward-looking statements.

This prospectus also contains estimates, projections and other information concerning our industry, markets and products, including estimated historical and projected market size and growth rates, that are based on data and projections by market research firms or trade associations and information we obtained from websites and magazines targeted to computer enthusiasts, as well as estimates and forecasts prepared by our management. This information involves a number of assumptions, estimates, uncertainties and limitations. Accordingly, you should not place undue reliance on this information. The industry in which we operate is subject to a high degree of uncertainty and risk due to variety of factors, including those described in “Risk Factors.” These and other factors could cause actual industry, market or other conditions to differ materially from those reflected in these estimates, projections and other information. In particular, data regarding the size of the DIY segment of the PC gaming hardware market, our belief that our current product portfolio addresses approximately one-third of this DIY market segment, the estimated size of the installed base of consumer PCs that could be used to play games and the projected growth in that installed base and the estimated size of the worldwide PC gaming hardware market and the projected growth in the size of that market are all subject to a high degree of uncertainty and these estimates, beliefs and projections may prove to have been incorrect and these markets and this installed base may not grow at the projected rates, or at all. The inaccuracy of any of this data or these beliefs, or the failure of these markets or installed base to grow at these projected rates, may have a material adverse effect on our business, financial condition and results of operations and the market price of our common stock.

USE OF PROCEEDS

We estimate that the net proceeds we receive from the sale of common stock in this offering will be approximately $             million (or approximately $             million if the underwriters exercise their option to purchase additional shares of common stock in full), in each case assuming an initial public offering price of $              per share, the midpoint of the estimated price range set forth on the cover page of this preliminary prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price per share would increase (decrease) the estimated net proceeds to us by approximately $             million (or by approximately $             million if the underwriters exercise their option to purchase additional shares of common stock in full), assuming that the number of shares of common stock sold by us, as set forth on the cover page of this preliminary prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. A 100,000 share increase (decrease) in the number of shares of common stock sold by us in this offering would increase (decrease) the net proceeds to us from this offering by approximately $             million, assuming an initial public offering price per share equal to the midpoint of the estimated price range set forth on the cover page of this preliminary prospectus and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

The principal purposes of this offering are to create a public market for our common stock, obtain additional capital, facilitate our future access to the public equity markets, position us to issue common stock to make acquisitions and generally increase awareness of our company.

We intend to use the net proceeds that we receive from the sale of shares of our common stock in this offering for general corporate purposes, which may include working capital, capital expenditures and possible acquisitions of other businesses, products, assets or technologies. Although one of our strategies is to grow through acquisitions, we have no present commitments or agreements to make any acquisitions. The manner in which we apply the net proceeds we receive from this offering and the timing of those expenditures will vary depending on a number of factors, including competitive and technological developments, our results of operations and whether or not we are able to consummate any acquisitions. Our management will have broad discretion in the application of the net proceeds we receive from this offering, and investors will be relying on the judgment of our management regarding the application of the proceeds.

Pending the application of the net proceeds we receive from this offering for the purposes described above, we may invest the net proceeds in short-term interest-bearing and similar investments, which may include interest-bearing bank accounts, money market funds, certificates of deposit and government securities, and we may also use the net proceeds to repay temporarily borrowings outstanding under our revolving credit facility. Borrowings we repay under our revolving credit facility may be re-borrowed, subject to compliance with conditions in the credit agreement. The revolving credit facility that we plan to enter into in connection with this offering and that will replace our existing revolving credit facility is expected to mature three years from its initial effective date and, as of March 31, 2010, borrowings under our existing revolving credit facility bore interest at a weighted average rate of 4.25% per annum. We use borrowings under our revolving credit facility primarily for working capital. For more information about our revolving credit facility, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

DIVIDEND POLICY

We currently intend to retain all available funds for use in our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future. Any future determination to pay cash dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements and other cash needs, general business conditions, relevant legal requirements and other factors that our board of directors may deem relevant. In addition, we expect that covenants in the new revolving credit facility that we plan to enter into in connection with this offering will restrict or prohibit, and other instruments and agreements that we may enter into in the future may restrict or prohibit, the payment of cash dividends on our common stock.

CAPITALIZATION

The following table sets forth our consolidated cash and capitalization as of March 31, 2010 on:

•	an actual basis;

•	a pro forma basis, assuming that the Repurchase Right Termination had occurred as of March 31, 2010; and

•

on a pro forma as adjusted basis to give effect to the Repurchase Right Termination, the amendment of our certificate of incorporation to, among other things, authorize the issuance of preferred stock and our sale of common stock in this offering at an assumed initial public offering price of $             per share, the midpoint of the estimated price range set forth on the cover page of this preliminary prospectus, and our receipt of the net proceeds from that sale, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, as if those transactions had occurred as of March 31, 2010. The pro forma as adjusted information does not give effect to our application of any of the net proceeds we receive from this offering as described under “Use of Proceeds.”

You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	As of March 31, 2010
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in thousands except share and per share amounts)
Cash	$693	$693	$

Stock compensation liability	$44,279	$—		$—
Common stock warrant liability	2,909	—		—
Long-term debt and capital leases, excluding current portion(2)	—	—		—
Redeemable ESOP shares	19,660	—		—
Stockholders’ (deficit) equity:
Preferred stock, $0.0001 par value: no shares authorized, issued, or outstanding, actual and pro forma; shares authorized, no shares issued and outstanding, pro forma as adjusted	—	—		—
Common stock, $0.0001 par value: 110,000,000 shares authorized, 61,299,526 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; and shares authorized, shares issued and outstanding, pro forma as adjusted	6	6
Additional paid-in capital	5,075	52,263
Notes receivable from stockholders	(1,151)	(1,151)		(1,151)
Redeemable ESOP shares	(19,660)	—		—
Accumulated deficit	(25,255)	(25,255)		(25,255)
Accumulated other comprehensive income (loss)	51	51		51

Total stockholders’ (deficit) equity	(40,934)	25,914

Total capitalization	$25,914	$25,914	$

(1)

Information in this column assumes an initial public offering price of $             per share, the midpoint of the estimated price range set forth on the cover page of this preliminary prospectus, and is calculated after deducting underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price per share would increase (decrease) our pro forma as adjusted cash, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $             million, assuming that the number of shares of common stock sold by us, as set forth on the cover page of this preliminary prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. A 100,000 share increase (decrease) in the number of shares of common stock sold by us in this offering would increase (decrease) our pro forma as adjusted cash, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ million, assuming an initial public offering price equal to the midpoint of the estimated price range set forth on the cover page of this preliminary prospectus and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information appearing above is provided for illustrative purposes only and our actual consolidated cash and consolidated capitalization following this offering will be determined in part by the actual initial public offering price and number of shares sold by us and other terms of this offering.
(2)	Excludes $19.8 million aggregate principal amount of borrowings under our revolving credit facility as of March 31, 2010, which were classified as short-term indebtedness.

Information in the foregoing table as to the number of shares issued and outstanding excludes:

•	38,524,482 shares of our common stock issuable upon the exercise of options outstanding under our equity incentive plans as of March 31, 2010 at a weighted average exercise price of $0.38 per share;

•

             shares of our common stock that will be issuable upon exercise of options we intend to grant prior to the closing of this offering under our 2010 Equity Incentive Plan at an exercise price equal to $             per share;

•

             additional shares of our common stock that will be available for future awards under our 2010 Equity Incentive Plan, plus automatic annual increases in the number of shares of common stock available for future awards under that plan, as more fully described in “Executive Compensation—Equity Incentive Plans”;

•

             additional shares of our common stock that will be available for future awards under our 2010 Employee Stock Purchase Plan, as more fully described in “Executive Compensation—Equity Incentive Plans”; and

•

shares of our common stock issuable upon the exercise of outstanding warrants at an exercise price of $0.55 per share (subject to adjustment as provided in the warrants). The number of shares of our common stock issuable upon exercise of the warrants is equal to the sum of (a) 1,942,827 shares of common stock plus (b) the number of shares of common stock equal to 2% of the total number of shares of common stock of all classes issued by us (other than shares of common stock issued in this offering) during the period beginning on and including April 1, 2010 to but excluding the closing date of this offering, calculated on a fully-diluted basis after giving effect to the exercise of all other warrants, options and rights to acquire any shares of our common stock issued by us, and the conversion of any convertible securities issued by us, during the period beginning on and including April 1, 2010 to but excluding the closing date of this offering, subject to specified exceptions. We anticipate that, as of the closing date of this offering, a total of              shares of common stock will be issuable upon exercise of the warrants.

DILUTION

Dilution represents the difference between the initial public offering price per share set forth on the cover page of this prospectus and the net tangible book value per share of our common stock immediately after this offering. Net tangible book value per share represents the amount of our tangible assets less our liabilities, divided by the shares of our common stock outstanding. As of March 31, 2010, our net tangible book value was approximately $(40.9) million, or approximately $(0.67) per share of our outstanding common stock.

After giving effect to Repurchase Right Termination, the sale of the shares of common stock in this offering at an assumed initial public offering price of $             per share, the midpoint of the estimated price range set forth on the cover page of this preliminary prospectus, and our receipt of the estimated net proceeds from the shares of common stock sold by us in this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, as if those transactions had occurred as of March 31, 2010, our pro forma as adjusted net tangible book value as of that date would have been approximately $             million, or approximately $             per share of our outstanding common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $             per share to existing stockholders and an immediate dilution of $             per share to new investors. The following table illustrates this dilution:

Assumed initial public offering price per share of common stock		$
Net tangible book value per share of common stock as of March 31, 2010	$
Increase in net tangible book value per share of common stock attributable to Repurchase Right Termination and new investors

Pro forma as adjusted net tangible book value per share of common stock after Repurchase Right Termination and this offering

Pro forma as adjusted dilution per share of common stock to new investors in this offering		$

If the underwriters exercise their option to purchase additional shares of common stock in full, the pro forma as adjusted net tangible book value per share of our common stock after this offering would be approximately $             per share of common stock and the pro forma as adjusted dilution per share to new investors in this offering would be approximately $             per share of common stock, in each case calculated as described above.

The information in the preceding table has been calculated using an assumed initial public offering price of $             per share, which is the midpoint of the estimated price range set forth on the cover page of this preliminary prospectus. A $1.00 increase (decrease) in the assumed initial public offering price per share would increase (decrease) the pro forma as adjusted net tangible book value per share of common stock after this offering by approximately $             per share and the pro forma as adjusted dilution per share of common stock to new investors in this offering by approximately $             per share, in each case calculated as described above and assuming that the number of shares sold by us and the selling stockholders, as set forth on the cover page of this preliminary prospectus, remains the same. Likewise, the information in the preceding table has been calculated assuming that we and the selling stockholders sell the respective numbers of shares of common stock in this offering equal to the numbers of shares appearing on the cover page of this preliminary prospectus. A 100,000 share increase (decrease) in the number of shares of common stock that we sell in this offering would increase (decrease) the pro forma as adjusted net tangible book value per share of common stock after this offering by approximately $             per share and increase (decrease) the pro forma as adjusted dilution per share of common stock to new investors in this offering by approximately $             per share, in each case calculated as described above and assuming an initial public offering price per share equal to the midpoint of the estimated price range set forth on the cover page of this preliminary prospectus. A 100,000 share increase (decrease) in the number of shares of common stock that the selling stockholders sell in this offering would increase (decrease) the pro forma as adjusted net tangible book value per share of common stock after this offering by approximately $             per share and increase (decrease) the pro forma as adjusted dilution per share of common stock to new

investors in this offering by approximately $             per share, in each case calculated as described above and assuming an initial public offering price per share equal to the midpoint of the estimated price range set forth on the cover page of this preliminary prospectus.

The following table summarizes, as of March 31, 2010, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid to us by existing stockholders and by new investors purchasing shares of common stock in this offering, after giving effect to the sale of the common stock in this offering at an assumed initial public offering price of $             per share, which is the midpoint of the estimated price range set forth on the cover page of this preliminary prospectus, as if those transactions had occurred as of March 31, 2010.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors			%	$		%

Total		100%			$100%

If the underwriters exercise their option to purchase additional shares of common stock in full, our existing stockholders would own     % and our new investors would own     % of the total number of shares of our common stock outstanding immediately after this offering, and our existing stockholders would have paid     % of the total consideration and new investors would have paid     % of the total consideration, in each case calculated as described above.

The information in the preceding table has been calculated using an assumed public offering price of $             per share, which is the midpoint of the estimated price range set forth on the cover page of this preliminary prospectus. A $1.00 increase or decrease in the assumed initial public offering price per share would increase or decrease, respectively, the consideration paid by new investors and in total by approximately $             million and the percentage of total consideration paid by new investors by approximately              basis points, and would decrease or increase, respectively, the percentage of total consideration paid by existing stockholders by approximately              basis points, in each case calculated as described above and assuming that the number of shares sold by us and the selling stockholders, as set forth on the cover page of this preliminary prospectus, remains the same. Likewise, the information in the preceding table has been calculated assuming that we and the selling stockholders sell the respective numbers of shares of common stock in this offering equal to the numbers of shares appearing on the cover page of this preliminary prospectus. A 100,000 share increase or decrease in the number of shares of common stock that we sell in this offering would increase or decrease, respectively, the percentage of shares purchased by new investors by approximately              basis points, the amount of consideration paid by new investors and in total by approximately $             million and the percentage of total consideration paid by new investors by approximately              basis points and would decrease or increase, respectively, the percentage of shares purchased by existing stockholders by approximately              basis points and the percentage of total consideration paid by existing stockholders by approximately              basis points, in each case calculated as described above and assuming an initial public offering price per share equal to the midpoint of the estimated price range set forth on the cover page of this preliminary prospectus. A 100,000 share increase or decrease in the number of shares of common stock that the selling stockholders sell in this offering would increase or decrease, respectively, the percentage of shares purchased by new investors by approximately              basis points, the amount of consideration paid by new investors and in total by approximately $             million and the percentage of total consideration paid by new investors by approximately              basis points, and would decrease or increase, respectively, the percentage of shares purchased by existing stockholders by approximately              basis points and the percentage of total consideration paid by existing stockholders by approximately              basis points, in each case calculated as described above and assuming an initial public offering price per share equal to the midpoint of the estimated price range set forth on the cover page of this preliminary prospectus.

The tables above exclude the following shares:

•	38,524,482 shares of our common stock issuable upon the exercise of options outstanding under our equity incentive plans as of March 31, 2010 at a weighted average exercise price of $0.38 per share;

•

             shares of our common stock that will be issuable upon exercise of options we intend to grant prior to the closing of this offering under our 2010 Equity Incentive Plan at an exercise price equal to $             per share;

•

             additional shares of our common stock that will be available for future awards under our 2010 Equity Incentive Plan, plus automatic annual increases in the number of shares of common stock available for future awards under that plan, as more fully described in “Executive Compensation—Equity Incentive Plans”;

•

             additional shares of our common stock that will be available for future awards under our 2010 Employee Stock Purchase Plan, as more fully described in “Executive Compensation—Equity Incentive Plans”; and

•

shares of our common stock issuable upon the exercise of outstanding warrants at an exercise price of $0.55 per share (subject to adjustment as provided in the warrants). The number of shares of our common stock issuable upon exercise of the warrants is equal to the sum of (a) 1,942,827 shares of common stock plus (b) the number of shares of common stock equal to 2% of the total number of shares of common stock of all classes issued by us (other than shares of common stock issued in this offering) during the period beginning on and including April 1, 2010 to but excluding the closing date of this offering, calculated on a fully-diluted basis after giving effect to the exercise of all other warrants, options and rights to acquire any shares of our common stock issued by us, and the conversion of any convertible securities issued by us, during the period beginning on and including April 1, 2010 to but excluding the closing date of this offering, subject to specified exceptions. We anticipate that, as of the closing date of this offering, a total of                  shares of common stock will be issuable upon exercise of the warrants.

To the extent that any of these options or warrants are exercised, new options are issued under our equity incentive plans or we issue additional shares of common stock or warrants or convertible securities in the future, there will be (in the case of options and warrants outstanding as of the date of this prospectus with an exercise price per share less than the initial public offering price per share set forth on the cover page of this prospectus) or may be further dilution to investors participating in this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

We derived the following selected consolidated statement of operations data and other financial and operating data (other than units sold) for the years ended December 31, 2007, 2008 and 2009 and the following selected consolidated balance sheet data as of December 31, 2008 and 2009 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the following selected consolidated statement of operations data and other financial and operating data (other than units sold) for the years ended December 31, 2005 and 2006 and the following selected consolidated balance sheet data as of December 31, 2005, 2006 and 2007 from our audited financial statements or, in the case of data as of and for the year ended December 31, 2005, our unaudited restated consolidated financial statements, which financial statements are not included in this prospectus. We derived the following summary consolidated statement of operations data and other financial and operating data (other than units sold) for the three months ended March 31, 2009 and 2010 and the following summary consolidated balance sheet data as of March 31, 2010 from our unaudited consolidated financial statements included elsewhere in this prospectus, which unaudited consolidated financial statements include all adjustments (consisting of only normal recurring adjustments) that our management believes are necessary to fairly present our results of operations for those periods. Our results of operations and financial condition presented below do not purport to be indicative of our results of operations or financial condition as of any future date or for any future period. You should read the following information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	Year Ended December 31,					Three Months Ended March 31,
	Restated 2005(3)	2006	2007	2008	2009	2009	2010
	(in thousands except per share amounts)
Consolidated Statement of Operations Data:
Net revenues	$275,950	$378,050	$379,718	$341,072	$325,633	$64,409	$103,538
Cost of revenue(1)	254,776	350,830	343,337	305,505	278,976	56,489	88,777

Gross profit	21,174	27,220	36,381	35,567	46,657	7,920	14,761
Operating expenses:
Product development(1)	6,704	8,748	1,736	87	13,514	968	6,009
Sales and marketing(1)	9,912	10,969	15,751	17,534	23,780	3,898	8,535
General and administrative(1)	15,724	12,734	11,039	4,668	20,201	1,933	8,947

Total operating expenses(2)	32,340	32,451	28,526	22,289	57,495	6,799	23,491

Income (loss) from operations	(11,166)	(5,231)	7,855	13,278	(10,838)	1,121	(8,730)
Interest expense, net	(1,019)	(2,388)	(3,267)	(2,543)	(1,730)	(496)	(500)
Loss on revaluation of common stock warrants	—	—	—	—	(1,722)	—	(1,014)
Other income (expense), net	21	154	70	(90)	310	13	(105)

Income (loss) before income taxes	(12,164)	(7,465)	4,658	10,645	(13,980)	638	(10,349)
Income tax expense (benefit)	702	1,296	67	(557)	(5,290)	385	1,024

Net income (loss)	$(12,866)	$(8,761)	$4,591	$11,202	$(8,690)	$253	$(11,373)

Net income (loss) per share:
Basic	$(0.23)	$(0.15)	$0.08	$0.19	$(0.14)	$0.00	$(0.19)

Diluted	$(0.23)	$(0.15)	$0.00	$(0.03)	$(0.14)	$0.00	$(0.19)

Weighted average shares used in computing net income (loss) per share:
Basic	55,464	57,976	58,494	59,643	61,251	61,180	61,278
Diluted	55,464	57,976	79,783	75,579	61,251	70,681	61,278

(Footnotes appear on next page)

(1)	Includes stock-based compensation (benefit) expense as follows:

	Year Ended December 31,					Three Months Ended March 31,
	Restated 2005(3)	2006	2007	2008	2009	2009	2010
	(in thousands)
Cost of revenue	$1,924	$1,033	$(476)	$(1,674)	$448	$(49)	$511
Product development	4,488	2,895	(1,672)	(4,353)	8,389	(54)	4,577
Sales and marketing	1,866	1,477	(398)	(1,389)	7,878	58	3,424
General and administrative	5,509	3,604	(1,984)	(5,407)	11,289	26	5,574

Total	$13,787	$9,009	$(4,530)	$(12,823)	$28,004	$(19)	$14,086

(2)	For years prior to 2007, we had a bonus plan under which the bonus payouts were significantly larger than under our current bonus plan. In 2005, our total bonus expense was approximately $3.6 million compared to adjusted EBIT of approximately $2.6 million and adjusted EBIT before bonus expense of approximately $6.2 million. In 2006, our total bonus expense was approximately $7.3 million compared to adjusted EBIT of approximately $3.8 million and adjusted EBIT before bonus expense of approximately $11.1 million. Adjusted EBIT is a non-GAAP financial measure that we include in this prospectus to provide investors with a supplemental measure of our operating performance. For a definition of adjusted EBIT and reconciliation to net income (loss), the most directly comparable GAAP measure, see note (1) on the following page.
(3)	We restated our consolidated financial statements as of December 31, 2005, reducing net income by $14.4 million, of which $13.8 million was to correct the accounting treatment for stock options under variable accounting. The net effects of the restatement resulted in a net loss of $12.9 million instead of previously reported net income of $1.5 million for the year ended December 31, 2005 after adjusting for the stock-based compensation expense of $13.8 million and $0.6 million of other items.

	Year Ended December 31,					Three Months Ended March 31,
	Restated 2005(4)	2006	2007	2008	2009	2009	2010
	(dollars and units in thousands)
Other Financial and Operating Data:
Adjusted EBIT(1)	$2,621	$3,778	$3,325	$455	$17,166	$1,102	$5,356
Adjusted net income (loss)(1)	$921	$248	$61	$(1,621)	$7,022	$234	$2,449
Gross profit:(2)
High-performance memory components	$—	$—	$—	$—	$30,167	$5,426	$9,088
Gaming components and peripherals	$—	$—	$—	$—	$16,490	$2,494	$5,673

Total	$21,174	$27,220	$36,381	$35,567	$46,657	$7,920	$14,761

Gross margin:(2)(3)
High-performance memory components	— %	— %	— %	— %	12.4%	10.5%	12.1%
Gaming components and peripherals	— %	— %	— %	— %	20.0%	19.6%	19.9%
Total	7.7%	7.2%	9.6%	10.4%	14.3%	12.3%	14.3%
Total units sold	4,947	6,560	9,314	10,700	9,083	2,366	2,111

(1)	We present adjusted EBIT and adjusted net income (loss) in this prospectus to provide investors with supplemental measures of our operating performance. Adjusted EBIT and adjusted net income (loss) are non-GAAP financial measures. We define adjusted EBIT as net income (loss) less other income (expense), net, plus interest expense, net, loss on revaluation of common stock warrants, income tax expense (benefit) and stock-based compensation (benefit) expense. We define adjusted net income (loss) as net income (loss) plus tax-adjusted stock-based compensation (benefit) expense.

We believe that adjusted EBIT and adjusted net income (loss) assist our board of directors, management and investors in comparing our operating performance from period to period on a consistent basis because, in the case of adjusted EBIT, it removes the impact of stock-based compensation (benefit) expense (which is a non-cash item that can vary substantially from period to period), loss on revaluation of our outstanding common stock warrants (which is a non-cash item), other income (expense), net (which consists of items, such as foreign currency gain or loss and income from scrap sales, that we do not consider indicative of our operating performance) and variations in our capital structure (affecting interest expense, net) and tax position (such as the impact of changes in effective tax rates) and because, in the case of adjusted net income (loss), it removes the impact of tax-adjusted stock-based compensation (benefit) expense. We also use adjusted EBIT as a performance measure in determining management bonuses. The use of adjusted EBIT and adjusted net income (loss) have limitations and you should not consider these performance measures in isolation from or as an alternative to GAAP measures such as net income (loss). For further information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Measures.”

The following table provides a reconciliation of adjusted EBIT to net income (loss), the most directly comparable GAAP financial measure, for the following periods:

	Year Ended December 31,					Three Months Ended March 31,
	Restated 2005(4)	2006	2007	2008	2009	2009	2010
	(in thousands)
Net income (loss)	$(12,866)	$(8,761)	$4,591	$11,202	$(8,690)	$253	$(11,373)
Less: other income (expense), net	21	154	70	(90)	310	13	(105)
Plus:
Interest expense, net	1,019	2,388	3,267	2,543	1,730	496	500
Loss on revaluation of common stock warrants	—	—	—	—	1,722	—	1,014
Income tax expense (benefit)	702	1,296	67	(557)	(5,290)	385	1,024
Stock-based compensation (benefit) expense	13,787	9,009	(4,530)	(12,823)	28,004	(19)	14,086

Adjusted EBIT	$2,621	$3,778	$3,325	$455	$17,166	$1,102	$5,356

(Footnote continued on next page)

(1)	(cont.) The following table provides a reconciliation of adjusted net income (loss) to net income (loss), the most directly comparable GAAP financial measure, for the following periods. The tax adjustment in the following table reflects the increase in income tax expense or decrease in income tax benefit, as the case may be, that would have been reflected in our consolidated statement of operations for the applicable period if stock-based compensation (benefit) expense was not deducted or added, as the case may be, in computing net income (loss).

	Year Ended December 31,					Three Months Ended March 31,
	Restated 2005(4)	2006	2007	2008	2009	2009	2010
	(in thousands)
Net income (loss)	$(12,866)	$(8,761)	$4,591	$11,202	$(8,690)	$253	$(11,373)
Plus stock-based compensation (benefit) expense	13,787	9,009	(4,530)	(12,823)	28,004	(19)	14,086
Less tax adjustment	—	—	—	—	12,292	—	264

Adjusted net income (loss)	$921	$248	$61	$(1,621)	$7,022	$234	$2,449

(2)	Our business has two operating segments: high-performance memory components and gaming components and peripherals. Prior to 2009, we evaluated the performance of our two operating segments based on net revenues; accordingly, information relating to cost of revenue and gross profit for each operating segment is not available for periods prior to 2009. Starting in 2009, we began evaluating the performance of our two operating segments based on cost of revenue and gross profit, in addition to net revenues.
(3)	Gross margin is gross profit as a percentage of net revenues.
(4)	We restated our consolidated financial statements as of December 31, 2005, reducing net income by $14.4 million, of which $13.8 million was to correct the accounting treatment for stock options under variable accounting. The net effects of the restatement resulted in a net loss of $12.9 million instead of previously reported net income of $1.5 million for the year ended December 31, 2005 after adjusting for the stock-based compensation expense of $13.8 million and $0.6 million of other items.

	As of December 31,					As of March 31,
	Restated 2005(1)	2006	2007	2008	2009	2010
	(in thousands)
Consolidated Balance Sheet Data:
Cash	$850	$872	$1,095	$648	$1,367	$ 693
Total assets	48,379	86,097	85,192	61,924	100,637	100,255
Short-term debt and current portion of long-term debt and capital lease obligations	393	34,471	34,038	23,421	25,986	20,456
Long-term debt and capital lease obligations (less current portion)	933	922	1,417	400	—	—
Redeemable ESOP shares	5,955	8,848	7,129	3,049	14,298	19,660
Total stockholders’ deficit	(17,091)	(28,582)	(21,562)	(5,616)	(25,106)	(40,934)

(1)	We restated our consolidated financial statements as of December 31, 2005, reducing net income by $14.4 million, of which $13.8 million was to correct the accounting treatment for stock options under variable accounting. The net effects of the restatement resulted in a net loss of $12.9 million instead of previously reported net income of $1.5 million for the year ended December 31, 2005 after adjusting for the stock-based compensation expense of $13.8 million and $0.6 million of other items.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of our operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those expressed or implied by those forward-looking statements. Factors that could cause or contribute to those differences include, but are not limited to, those identified below and those discussed in the section entitled “Risk Factors” included elsewhere in this prospectus.

Overview

We are a leading designer and supplier of high-performance components to the PC gaming hardware market. Our products are purchased primarily by PC gaming enthusiasts who build their own high-performance desktop computer systems or buy pre-assembled customized systems in order to achieve the processing speeds and graphics capabilities necessary to fully experience leading edge computer games. We believe that we have a leading brand among PC gaming enthusiasts, reflecting our superior product performance, design and reliability. Over the last four years we have introduced new, higher value added PC gaming components, both leveraging and reinforcing our brand image within our target market. Through our 16 years of operation, we have developed a global, scalable operations infrastructure with extensive marketing and distribution channel relationships with distributors and retailers in Europe, the Americas and the Asia Pacific region.

We have achieved five straight years of positive adjusted EBIT, which we define as net income (loss) less other income (expense), net, plus interest expense, net, loss on revaluation of common stock warrants, income tax expense (benefit) and stock-based compensation (benefit) expense. However, we had positive net income in only two of those five years. Our gross profit for the year ended December 31, 2007, 2008 and 2009 was $36.4 million, $35.6 million and $46.7 million, respectively and our net income (loss) for those years was $4.6 million, $11.2 million and $(8.7) million, respectively. Our gross profit for the three months ended March 31, 2009 and 2010 was $7.9 million and $14.8 million, respectively, and our net income (loss) for those periods was $0.3 million and $(11.4) million, respectively. In 2009, despite challenging market conditions, we generated net revenues of $325.6 million, gross profit of $46.7 million and adjusted EBIT of $17.2 million. For the three months ended March 31, 2010, we generated net revenues of $103.5 million, gross profit of $14.8 million and adjusted EBIT of $5.4 million. Adjusted EBIT is a non-GAAP financial measure that we include in this prospectus to provide investors with a supplemental measure of our operating performance. See “Selected Consolidated Financial Data” above and “—Key Performance Measures” below for an explanation of how we compute adjusted EBIT and for a reconciliation to net income (loss), the most directly comparable GAAP financial measure.

Our business has two operating segments:

•	high-performance memory components, which includes DRAM modules and USB flash drives; and

•	gaming components and peripherals, which includes power supply units, solid-state drives, cooling systems and computer cases.

Over the last few years, we have expanded our product portfolio beyond DRAM modules and leveraged our recognized brand in the markets for high-performance PC gaming components to help grow our business. We introduced power supply units in 2006, and launched solid-state drive, computer case and a new cooling system products in the second quarter of 2009. As a result, net revenues of our gaming components and peripherals segment grew from $17.3 million, or 4.6% of consolidated net revenues, in 2007 to $82.5 million, or 25.3% of consolidated net revenues, in 2009 and from $12.7 million, or 19.8% of consolidated net revenues, for the three months ended March 31, 2009 to $28.5 million, or 27.5% of consolidated net revenues, for the three months ended March 31, 2010.

Our net revenues by segment for the following periods, expressed both in dollars and as a percentage of total net revenues, are shown below:

	Year Ended December 31,						Three Months Ended March 31,
	2007		2008		2009		2009		2010
	(dollars in thousands)
High-performance memory components	$362,419	95.4%	$295,755	86.7%	$243,124	74.7%	$51,662	80.2%	$75,056	72.5%
Gaming components and peripherals	$17,299	4.6%	$45,317	13.3%	$82,509	25.3%	$12,747	19.8%	$28,482	27.5%

Total	$379,718	100.0%	$341,072	100.0%	$325,633	100.0%	$64,409	100.0%	$103,538	100.0%

Our gaming components and peripherals segment generally has a higher gross margin than our high-performance memory components segment. The continued growth in net revenues of our gaming components and peripherals segment was the primary driver for an increase in our gross profit from $36.4 million, or 9.6% of consolidated net revenues, in 2007 to $46.7 million, or 14.3% of consolidated net revenues, in 2009.

Our gross profit and gross margin, which we define as gross profit as a percentage of net revenues, by segment are shown below:

	Year Ended December 31,						Three Months Ended March 31,
	2007(1)		2008(1)		2009		2009		2010
	Gross Profit	Gross Margin	Gross Profit	Gross Margin	Gross Profit	Gross Margin	Gross Profit	Gross Margin	Gross Profit	Gross Margin
	(dollars in thousands)
High-performance memory components	$—	—%	$—	—%	$30,167	12.4%	$5,426	10.5%	$9,088	12.1%
Gaming components and peripherals	$—	—%	$—	—%	$16,490	20.0%	$2,494	19.6%	$5,673	19.9%

Total	$36,381	9.6%	$35,567	10.4%	$46,657	14.3%	$7,920	12.3%	$14,761	14.3%

(1)	Prior to 2009, we evaluated the performance of our two operating segments based on net revenues; accordingly, information relating to cost of revenue and gross profit for each operating segment is not available for periods prior to 2009. Starting in 2009, we began evaluating the performance of our two operating segments based on cost of revenue and gross profit, in addition to net revenues.

We are a global company with operations in Hong Kong, the Netherlands, Taiwan and the United States and sales employees in Canada, China, France, Germany, India, Italy, Poland, Russia, Switzerland and the United Kingdom. Our products are sold in more than 60 countries around the world, through online as well as brick-and-mortar retailers. Our net revenues by geographic area for the following periods, expressed both in dollars and as a percentage of total net revenues, are shown below:

	Year Ended December 31,						Three Months Ended March 31,
	2007		2008		2009		2009		2010
	(dollars in thousands)
Europe	$188,073	49.5%	$188,434	55.2%	$169,928	52.2%	$32,759	50.9%	$53,506	51.7%
Americas	141,267	37.2	117,181	34.4	114,265	35.1	23,801	36.9	36,825	35.6
Asia Pacific	50,378	13.3	35,457	10.4	41,440	12.7	7,849	12.2	13,207	12.7

Total	$379,718	100.0%	$341,072	100.0%	$325,633	100.0%	$64,409	100.0%	$103,538	100.0%

Factors Affecting Our Business

Our results of operations and financial condition are affected by numerous factors, including those described above under “Risk Factors” and elsewhere in this prospectus and those described below.

DRAM IC Pricing. DRAM ICs account for most of the cost of producing our DRAM modules and prices of DRAM ICs are volatile and subject to substantial fluctuations. Fluctuations in the market prices of DRAM ICs can have a material effect on both the selling prices of our DRAM modules and, because a majority of our net revenues is generated by sales of DRAM modules, our total net revenues. However, in the past fluctuations in market prices of DRAM ICs have generally had a less pronounced impact on our gross margin than on our net revenues, because selling prices of our DRAM modules have tended to rise or fall with the prices of DRAM ICs. Nonetheless, because we carry inventories of both DRAM ICs and DRAM modules at our facility in Taiwan, as well as inventories of DRAM modules at our shipping hubs, fluctuations in the market price of DRAM ICs can have an effect on our gross margins. For example, if prices of DRAM ICs and DRAM modules increase, this has in the past tended to have a positive short-term impact on gross margins of our DRAM modules (reflecting the relatively lower cost of DRAM modules held in our inventory), while declines in prices of DRAM ICs and DRAM modules have tended to have a negative short-term impact on gross margins of our DRAM modules (reflecting the relatively higher cost of DRAM modules held in our inventory). Likewise, selling prices of our DRAM modules and market prices of DRAM ICs may rise or fall at different rates, which may also affect our gross margins. As a result, our net revenues, gross profit and gross margin may vary materially from quarter to quarter due to changes in prices of DRAM ICs.

Impact of Product Mix. Our gaming components and peripherals segment generally has a higher gross margin than our high-performance memory components segment. As a result, our consolidated gross margin is affected by changes in product mix. One of our strategies is to increase the percentage of our net revenues generated by higher margin, higher value added components and peripherals.

Introduction of New High-Performance Computing Hardware and Sophisticated PC games. We believe that the introduction of more powerful CPUs, graphics cards and similar computer hardware that place increased demands on other system components, such as memory, power supply or cooling, has a significant effect on the demand for our products. In addition, we believe that our business depends on the introduction and success of computer games with sophisticated graphics that place increasing demands on system processing speed and capacity and therefore require more powerful CPUs or graphics cards, which in turn drives demand for our high performance DRAM modules, power supply units, cooling systems and other components and peripherals. As a result, our operating results may be materially affected by the rate at which computer hardware companies introduce new and enhanced CPUs, graphics cards and other products, the rate at which computer game companies and developers introduce sophisticated new and improved games that require increasingly high levels of system and graphics processing power and whether or these new products and games are accepted by consumers. In addition, we must continually introduce new products that are compatible with these new technologies and time those introductions to coincide with the release of new PC hardware and computer gaming software.

Seasonal Sales Trends. We have experienced and expect to continue to experience seasonal fluctuations in sales due to the spending patterns of our customers. Our unit sales volumes have generally been lowest in the first and second calendar quarters due to a drop off in sales following the fourth quarter holiday season and because of the decline in sales that typically occurs in anticipation of the introduction of new or enhanced CPUs, graphics cards and other computer hardware, which usually takes place in the second calendar quarter and which tends to drive sales in the following two quarters. As a consequence of seasonality, our total unit shipments for the second calendar quarter are generally the lowest of the year, followed by unit shipments for the first calendar quarter, although the effect of these lower quarterly unit volumes on our consolidated net revenues may be masked by changes in average selling prices of our products. We expect these seasonality trends to continue.

Stock-Based Compensation. Stock-based compensation (benefit) expense can have a material impact on our operating results. In particular, a significant number of our outstanding employee stock-based awards are subject to repurchase rights and, until those repurchase rights are terminated (which will occur in connection with this offering), the accounting treatment of those repurchase rights could result in material amounts of stock-based compensation, which could have a material impact on our results of operations.

Financial Operations Overview

Net Revenues

We generate substantially all of our revenues from sales of DRAM modules, USB flash drives, power supply units, solid-state drives, cooling systems and computer cases to distributors and retailers. Average selling prices of our products, particularly our DRAM modules, can fluctuate significantly independent of unit sales, which can lead to significant variations in our net revenues and gross profit. We present our net revenues as revenues less returns, rebates, discounts and other financial incentives to customers. Although we sell our products to a broad range of distributors and retailers, we have one customer, Newegg.com, that accounted for approximately 11.8%, 10.8%, 11.1%, 12.7% and 11.2% of our consolidated net revenues, and our top ten customers accounted for approximately 45.6%, 45.3%, 42.7%, 44.7% and 43.2% of our consolidated net revenues, in 2007, 2008 and 2009 and the three months ended March 31, 2009 and 2010, respectively.

We provide a variety of rebates to both our customers and end-users of our products, including instant, volume incentive and mail-in rebates. We treat these rebates, which can vary greatly depending on market and competitive conditions, as pricing mechanisms and larger rebates during some periods are not necessarily an indication of weaker markets and do not necessarily lead to lower gross margins. For example, the greater use of mail-in rebates as a pricing mechanism in 2008 compared with 2007 did not adversely impact our gross margin in 2008 compared to 2007. In addition, we also have contractual agreements and cooperative marketing, promotional and other arrangements that provide rebates and other financial incentives to our customers. To a limited extent, we also offer financial incentives related to customer inventory of specific products. The aggregate amount of charges incurred as a result of all of these rebates and other incentives was $14.6 million, $27.6 million, $18.1 million, $6.5 million and $3.7 million in 2007, 2008 and 2009 and the three months ended March 31, 2009 and 2010, respectively. These charges were offsets to our gross revenues.

Cost of Revenue

The most significant components of cost of revenue are materials (primarily amounts paid to third parties who manufacture and supply our DRAM modules and other products), inbound and internal freight, manufacturing, supply chain and warehousing personnel costs, including stock-based compensation (benefit) expense, and assembly and warehousing facility costs.

Gross Profit

In general, products in our high-performance memory components segment have lower gross margins than products in our gaming components and peripherals segment. In addition, rapidly changing IC prices can affect the average selling prices of our DRAM modules, USB flash drives and solid-state drives, which in turn affect our net revenues, gross profit and gross margin, primarily in our high-performance memory components segment. One of our strategies is to increase the percentage of our total net revenues generated by our higher margin gaming components and peripherals segment.

Operating Expenses

We classify our operating expenses into three categories: product development, sales and marketing, and general and administrative. Our operating expenses consist primarily of personnel costs and, to a lesser extent, professional fees and rent. Personnel costs for each category of operating expenses generally include salaries, bonuses, commissions, stock-based compensation (benefit) expense and employee benefit costs.

Product Development. Product development expenses consist primarily of the costs associated with the design and testing of new products and improvements to existing products. These costs relate primarily to compensation of personnel involved with product design, definition, compatibility testing and qualification. We believe that continued innovation is critical to attaining our strategic objectives and, as a result, we expect product development expenses to increase in future periods.

Sales and Marketing. Sales and marketing expenses consist primarily of personnel costs, including commissions and benefits, costs related to advertising and marketing, outgoing freight, travel, other support costs, including utilities, insurance, allocations for facilities and information technology services, and professional fees. We expect sales and marketing expenses to increase as we hire additional sales and marketing personnel to support our growth strategy.

General and Administrative. General and administrative expenses consist primarily of personnel costs of our executive, finance and administrative personnel, accounting, legal and professional services fees, allowances for bad debts, travel, allocations for facilities and information technology services and other corporate expenses. We expect general and administrative expenses to increase as we continue to invest in corporate infrastructure and incur additional expenses associated with being a public company, including increased legal and accounting costs, investor relations costs, insurance premiums and compliance costs associated with the Sarbanes-Oxley Act of 2002.

Interest Expense, Net

Interest expense, net consists of our payments on borrowings under our revolving credit facility, other indebtedness and capital leases, less interest received on our cash.

Other Income (Expense), Net

Other income (expense), net consists of foreign currency gain or loss and scrap sales.

Critical Accounting Policies

In presenting our consolidated financial statements in conformity with U.S. generally accepted accounting principles, we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses and related disclosures.

Some of the estimates and assumptions we are required to make relate to matters that are inherently uncertain as they pertain to future events. We base these estimates and assumptions on historical experience or on various other factors that we believe to be reasonable and appropriate under the circumstances. On an ongoing basis, we reconsider and evaluate our estimates and assumptions. Actual results may differ significantly from these estimates.

We believe that the critical accounting policies listed below involve our more significant judgments, assumptions and estimates and, therefore, could have the greatest potential impact on our consolidated financial statements. In addition, we believe that a discussion of these policies is necessary to understand and evaluate the consolidated financial statements contained in this prospectus.

For further information on our critical and other significant accounting policies, see note 2 to our audited consolidated financial statements, which are included elsewhere in this prospectus.

Revenue Recognition

Our products are sold through a network of distributors and retailers. We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, title has transferred, the price becomes fixed and determinable and collectability is reasonably assured. Evidence of an arrangement exists when there is a customer contract or a standard customer purchase order. We consider delivery complete when title and risk of loss transfer to the customer (defined as a retailer or distributor), which is generally upon shipment, but no later than physical receipt by the customer.

We record revenue net of estimated returns, customer incentive programs and other incentive offerings. These include special pricing arrangements, promotions, rebates and volume-based incentives. We recognize reserves for these arrangements, promotions, rebates and incentives as a reduction of revenue and determine estimates of required reserves based on negotiated terms and consideration of historical experience. We recognize revenue upon shipment to distributors and retailers and we use historical rates of return from the distributors and retailers to provide for estimated product returns. We grant limited rights of return, which vary by customer and range from the right to return defective products to limited stock rotation rights allowing the exchange of a percentage of the customer’s quarterly purchases. We estimate these allowances based on historical experience and record them as a reduction of revenues. We believe that our new product categories do not differ materially in terms of product returns from our older product categories.

Rebates, incentives and other pricing programs are generally product and customer specific and last for a short duration. Reserves for these programs are based on historical experience, including our experience with similar programs and customer history.

Estimates made by us may differ from actual returns and sales allowances. These differences may materially impact reported net revenues and amounts ultimately collected on accounts receivable. Historically, these differences have not been material. At January 1, 2007, 2008 and 2009, we had accruals of $4.1 million, $6.4 million and $7.3 million, respectively, for returns, rebates and allowances. These amounts were offset by $4.4 million, $5.3 million and $6.9 million for actual returns, rebates and allowances recorded during 2007, 2008 and 2009, respectively.

Accounts Receivable Allowance

We record an allowance for doubtful accounts for estimated losses resulting from the inability of customers to make payments. The allowance is recorded as a general and administrative expense in our consolidated financial statements. We base our allowance on periodic assessments of our customers’ liquidity and financial condition through analysis of information obtained from credit rating agencies, financial statement review and historical collection trends. Additional allowances may be required if the liquidity or financial condition of our customers deteriorate.

Stock-Based Compensation

Stock-based awards granted under our Non-Qualified Stock Option Plan, or NQSO Plan, and our 2006 Stock Purchase Plan and certain awards granted under our 2008 Stock Incentive Plan are liability-classified awards because shares of common stock issued under these awards are subject to these repurchase rights, as described in “Stock Repurchase Features” in note 15 to our audited consolidated financial statements, which are included elsewhere in this prospectus, and because of our past practices of repurchasing common stock related to those awards. We have elected the intrinsic value method to measure our liability-classified awards and amortize stock-based compensation expense for those awards expected to vest on a straight-line basis over the requisite service period. We re-measure the intrinsic value of the awards at the end of each reporting period until either the repurchase rights are exercised or the holders are exposed to the market value of the shares for a reasonable period of time (at least six months), or the awards are settled, cancelled or expire unexercised. These repurchase rights will be terminated in connection with this offering and, in light of the public market for our common stock that will exist following this offering, we do not plan to continue our past practice of repurchasing significant numbers of shares that were issued under our equity incentive plans. Following the termination of these repurchase rights, these awards will be reclassified to equity and no longer subject to remeasurement.

Other stock-based awards granted under our 2008 Stock Incentive Plan which were not subject to the repurchase rights described above were equity-classified. We adopted the Black-Scholes model to estimate the fair value of these equity-classified awards. We recognize the value of the portion of the award that we ultimately expect to vest as expense over the requisite service periods in our consolidated statements of operations.

We computed the fair value of the equity-classified awards on the date of grant using the Black-Scholes pricing model, with the following weighted average assumptions:

	Year Ended December 31,		Three Months Ended March 31,
	2008	2009	2009	2010
Fair value of underlying common stock per share	$0.29	$0.54	$0.29	$1.87
Expected term in years	6.25	6.25	6.25	6.25
Expected volatility	52%	52%	52%	52%
Expected dividend yield	— %	— %	— %	— %
Risk free interest rate	3.2%	2.6%	2.6%	2.8%

We determine expected volatility using average volatility of a peer group of publicly traded companies. We selected this peer group based on criteria including similar industry, life cycle, revenue and market capitalization. We determine the expected term of options granted utilizing the “simplified” method as prescribed by Staff Accounting Bulletin, or SAB, No. 107, Share-Based Payment, or SAB 107, of the SEC. We determine the risk free interest rate by using published zero coupon rates for U.S. treasury notes for each grant date given the expected term. The expected dividend yield is zero based on the fact that we have never paid, and do not intend to pay, cash dividends on our common stock.

We are also required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. Historical data was used to estimate pre-vesting forfeitures and record stock-based compensation expense only for those awards that we expect to vest.

The following table sets forth options granted since January 1, 2009 through March 31, 2010 that were classified as equity awards:

Date of Issuance	Number of Options Granted	Exercise Price Per Share	Estimated Fair Value Per Share	Intrinsic Value Per Share
March 12, 2009	1,792,501	$0.63	$0.29	$—
April 28, 2009	1,525,000	0.63	0.29	—
June 10, 2009	380,000	0.63	0.29	—
July 13, 2009	5,000	0.63	0.70	0.07
September 9, 2009	360,000	0.63	0.70	0.07
December 8, 2009	1,080,000	0.72	1.36	0.64
March 3, 2010	885,416	1.50	1.87	0.37

The following table sets forth options granted since January 1, 2009 through March 31, 2010 that were classified as liability awards:

Date of Issuance	Number of Options Granted	Exercise Price Per Share	Estimated Fair Value Per Share	Intrinsic Value Per Share
March 12, 2009	5,023,437	$0.63	$0.29	$—
April 28, 2009	525,834	0.63	0.29	—

We believe that the determinations of the fair value of our common stock were fair and reasonable at the times they were made. Our board of directors utilized methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the AICPA Practice Guide.

The methodology we utilized to arrive at the per share value uses estimates of the enterprise value using market, income or cost approaches, an analysis of possible future events, a lack of marketability discount and a risk-adjusted discount rate. The future events considered are initial public offering, strategic sale or merger, dissolution/no value to common stockholders or remaining a private company. We base the timing and probability of these events on discussions between our board of directors and management. The market- comparable approach estimates the fair value of a company by applying market multiples of publicly-traded companies in the same or similar lines of business to the results and projected results of the company being valued. When choosing the market-comparable companies to be used for the market-comparable approach, we focused on companies operating within our industry. The income approach involves applying an appropriate risk-adjusted discount rate to projected debt free cash flows, based on forecasted revenue and costs. The cost or asset-based approach could not be independently relied upon since certain intangible assets could not be valued without reference to the market-comparable or income approach and was thus not used in determining the final valuation.

We also prepared financial forecasts for each valuation report date used in the computation of our enterprise value for both the market-comparable approach and the income approach. We based the financial forecasts on assumed revenue growth rates that took into account our past experience and contemporaneous future expectations.

The fair value of our common stock increased significantly in the second half of 2009 and the first quarter of 2010, thereby reducing the difference between the estimated initial public offering price in this offering and the most recent valuation of the fair value of our common stock. The significant factors which contributed to this increase were an improvement in expected results of operations, greater weighting of the market approach (public company analysis) due to proximity to a potential initial public offering and reduction in the lack of marketability discount from 26.5% to 18.0%.

Valuation Method Weighting	Dec. 31, 2008	Sept. 30, 2009	Dec. 31, 2009	March 31, 2010
Income approach	40.0%	70.0%	60.0%	60.0%
Market approach—public company analysis	10.0%	20.0%	35.0%	35.0%
Market approach—merger and acquisition analysis	50.0%	10.0%	5.0%	5.0%

Estimated Fair Value
Common stock fair value per share	$0.29	$0.70	$1.36	$1.87

For the December 31, 2008 stock valuation we used a probability weighted expected return method and took the calculated enterprise value for each of the four future events considered, applied the probability of these future events, applied the marketability discount and divided by the fully-diluted stock count as of the date of valuation. For the December 31, 2009 and March 31, 2010 stock valuation we took the enterprise value and applied the Black-Scholes option pricing model to calculate the equity value and divided it by the fully-diluted stock count as of the date of valuation.

We performed detailed estimated valuations of our common stock at December 31, 2008, September 30, 2009, December 31, 2009 and March 31, 2010. These valuation dates were selected on the basis that significant factors in our business had changed, such as changes in our operating results. Where it was judged that no significant change had occurred since the previous valuation date, we continued to use the previous valuation. During the full year 2009 and the first quarter of 2010, the fair value of our common stock increased from $0.29 per share to $1.36 per share, and from $1.36 per share to $1.87 per share, respectively.

These valuations utilized the approach described above and considered the anticipated timing of an initial public offering and other qualitative factors, including the following:

•	operating results for the years ended December 31, 2007, 2008 and 2009 and three months ended March 31, 2010;

•	macroeconomic uncertainty in 2008 and the first half of 2009;

•	the absence of a significant initial public offering market throughout 2008 and continuing through the second quarter of 2009; and

•	other market developments that influence forecasted revenue.

On March 12, 2009, April 28, 2009, June 10, 2009 and June 18, 2009, our board of directors used the December 31, 2008 detailed estimated valuation of our common stock of $0.29 per share, based on the factors described above. Our weighting to income approach was 40%, market approach (public company analysis) was 10% and market approach (merger and acquisition analysis) was 50%. In addition, the Company’s operating results had not improved in the first half of 2009 from 2008 and there were no other significant factors in the business that had changed from December 31, 2008.

On July 13, 2009 and September 9, 2009, our board of directors used the September 30, 2009 detailed estimated valuation of our common stock of $0.70 per share, based on the factors described above. Our weighting to income approach was 70%, market approach (public company analysis) was 20% and market approach (merger and acquisition analysis) was 10%. The change in weighting was mainly due to the improvement in conditions in the public equity market.

On December 8, 2009, our board of directors used the December 31, 2009 detailed estimated valuation of our common stock of $1.36 per share, based on the factors described above due to the proximity of the grant date to the valuation date. Our weighting to income approach was 60%, market approach (public company analysis) was 35% and market approach (merger and acquisition analysis) was 5%. The change in weighting was mainly due to initiation of the initial public offering process.

On March 3, 2010, our board of directors used the March 31, 2010 fair value of our common stock of $1.87 per share, based on the factors described above due to the proximity of the grant date to the valuation date. Our weighting to income approach was 60%, market approach (public company analysis) was 35% and market approach (merger and acquisition) was 5%.

Valuations that we have performed require significant use of estimates and assumptions. If different estimates and assumptions had been used, our common stock valuations could be significantly different and related stock-based compensation (benefit) expense may be materially impacted. The actual market price of our common stock following this offering may be materially different from these valuations and investors should not rely on these valuations in deciding whether to purchase our common stock.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income (loss) in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period of enactment. We are subject to foreign income taxes on our foreign operations. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount more likely than not to be realized.

In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will be realized. We consider the scheduled reversal of deferred tax liabilities (including the impact of available carry-back and carry-forward periods), projected taxable income, and tax-planning strategies in making this assessment. The ultimate realization of deferred tax assets as of March 31, 2010 depends on the generation of future taxable income. As of March 31, 2010, given our actual and projected three-year cumulative results of operations as of that date and other positive and negative factors, it appeared more likely than not that we would be able to realize the deferred tax assets as of December 31, 2009, but that our projected cumulative operating results might not be sufficient to realize the additional deferred tax assets of $4.6 million generated during the three months ended March 31, 2010, which related to stock-based compensation charges. Accordingly, we recorded a valuation allowance of $4.6 million on our deferred tax assets for the quarter ended and as of March 31, 2010 as it was deemed more likely than not that those additional deferred assets would not be realized.

The accounting for uncertainty in income taxes recognized in an enterprise’s financial statements prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. We are required to recognize in our financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The accounting for uncertainty in income taxes also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. Our policy is to record interest and penalties related to unrecognized tax benefits as income tax expense.

Inventories

We periodically evaluate our ending inventories for excess quantities and obsolescence and write down our inventories to the lower of cost or market. We may be required to write down inventory below our costs for reasons such as obsolescence, excess quantities, product returns and declines in market value. This evaluation includes analysis of sales levels by products. Among other factors, we consider historical demand and forecasted demand in relation to the inventory on hand, product life cycles, product development plans and technology trends.

Common Stock Warrant Liability

In connection with a $5.0 million loan made to us in June 2009, we issued warrants to purchase our common stock to the lender. The fair value of the common stock warrants was allocated to common stock warrant liability and the residual amount of the loan proceeds was allocated to debt. We classify our common stock warrants as liabilities on our balance sheet due to the holder’s right to require us to repurchase the common stock warrants or the shares of common stock issued on exercise of the warrants for cash under specified circumstances. As a result, the common stock warrant liability is subject to re-measurement at each balance sheet date and we recognize the change in fair value, if any, as loss on revaluation of the common stock warrants. The common stock warrant liability as of March 31, 2010 is based on the estimated valuation of our common stock as of that date. Our estimate of the common stock valuation is further described under “—Critical Accounting Policies—Stock-Based Compensation.” This repurchase right will be terminated upon the closing of this offering, at which time the outstanding common stock warrants will then be reflected in stockholders’ (deficit) equity on our consolidated balance sheet. We will continue to adjust the liability for changes in fair value until the earlier of (i) exercise of the common stock warrants, (ii) conversion into common stock, (iii) expiration of the common stock warrants or (iv) the termination of this repurchase right.

Consolidated Results of Operations

The following table shows the line items that appear on our consolidated statement of operations, expressed in dollars and as a percentage of consolidated net revenues, for the periods presented.

	Year Ended December 31,						Three Months Ended March 31,
	2007		2008		2009		2009		2010
	(dollars in thousands)
Net revenues	$379,718	100.0%	$341,072	100.0%	$325,633	100.0%	$64,409	100.0%	$103,538	100.0%
Cost of revenue(1)	343,337	90.4	305,505	89.6	278,976	85.7	56,489	87.7	88,777	85.7

Gross profit	36,381	9.6	35,567	10.4	46,657	14.3	7,920	12.3	14,761	14.3
Operating expenses
Product development(1)	1,736	0.5	87	0.0	13,514	4.2	968	1.5	6,009	5.8
Sales and marketing(1)	15,751	4.1	17,534	5.1	23,780	7.3	3,898	6.1	8,535	8.2
General and administrative(1)	11,039	2.9	4,668	1.4	20,201	6.2	1,933	3.0	8,947	8.6

Total operating expenses	28,526	7.5	22,289	6.5	57,495	17.7	6,799	10.6	23,491	22.7

Income (loss) from operations	7,855	2.1	13,278	3.9	(10,838)	(3.3)	1,121	1.7	(8,730)	(8.4)

Interest expense, net	(3,267)	(0.9)	(2,543)	(0.7)	(1,730)	(0.5)	(496)	(0.8)	(500)	(0.5)
Loss on revaluation of common stock warrants	—	—	—	—	(1,722)	(0.5)	—	0.0	(1,014)	(1.0)
Other income (expense), net	70	0.0	(90)	0.0	310	0.1	13	0.0	(105)	(0.1)

Income before income taxes	4,658	1.2	10,645	3.1	(13,980)	(4.3)	638	1.0	(10,349)	(10.0)
Income tax expense (benefit)	67	0.0	(557)	(0.2)	(5,290)	(1.6)	385	0.6	1,024	1.0

Net income (loss)	$4,591	1.2%	$11,202	3.3%	$(8,690)	(2.7)%	$253	0.4%	$(11,373)	(11.0)%

(1) Includes stock-based compensation (benefit) expense, expressed in dollars and as a percentage of consolidated net revenues, as follows:

	Year Ended December 31,						Three Months Ended March 31,
	2007		2008		2009		2009		2010
	(dollars in thousands)
Cost of revenue	$(476)	(0.1)%	$(1,674)	(0.5)%	$448	0.1%	$(49)	(0.1)%	$511	0.5%
Product development	(1,672)	(0.4)	(4,353)	(1.3)	8,389	2.6	(54)	(0.1)	4,577	4.4
Sales and marketing	(398)	(0.1)	(1,389)	(0.4)	7,878	2.4	58	0.1	3,424	3.3
General and administrative	(1,984)	(0.5)	(5,407)	(1.6)	11,289	3.5	26	0.0	5,574	5.4

Total	$(4,530)	(1.2)%	$(12,823)	(3.8)%	$28,004	8.6%	$(19)	(0.1)%	$14,086	13.6%

Three Months Ended March 31, 2009 and 2010

Net Revenues

Net revenues increased $39.1 million, or 60.8%, from the three months ended March 31, 2009 to the three months ended March 31, 2010, reflecting a 45.3% increase in net revenues generated by our high-performance memory components segment and a 123.4% increase in net revenues generated by our gaming components and peripherals segment. The increase in net revenues of our high-performance memory components segment was due to an increase in the average selling price of our DRAM modules. The increase in net revenues of our gaming components and peripherals segment was due to an increase in sales of existing products and additional revenue in the first quarter of 2010 from the sales of new cooling system, solid-state drive and computer case products launched in the second quarter of 2009.

Cost of Revenue

Cost of revenue increased $32.3 million, or 57.2%, from $56.5 million for the three months ended March 31, 2009 to $88.8 million for the three months ended March 31, 2010, reflecting a 60.8% increase in net revenues.

Gross Profit

Gross profit increased $6.8 million, or 86.4%, from $7.9 million for the three months ended March 31, 2009 to $14.8 million for the three months ended March 31, 2010, reflecting a 60.8% increase in net revenues and a change in product mix, with our higher margin gaming components and peripherals segment accounting for 27.5% of our total net revenues for the three months ended March 31, 2010 compared to 19.8% for the three months ended March 31, 2009.

Operating Expenses

We have three categories of operating expenses: product development expense, sales and marketing expense and general and administrative expense. Stock-based compensation (benefit) expense, which is a non-cash item that can vary significantly from period to period for reasons unrelated to our operating results, is a component of each of these three categories of expenses. In the following sections, we include a discussion of each of these three categories of expenses before giving effect to the impact of stock-based compensation (benefit) expense in order to focus on other components included in these expenses.

Our stock-based compensation (benefit) expense, which is accounted predominantly under the liability method, changes primarily due to changes in the fair value of our common stock. The intrinsic value of awards to most of our employees is re-measured at the end of each reporting period until the award is exercised and the holder is exposed to the market value of the shares for a reasonable period of time (at least six months) or the award is settled, cancelled or expires unexercised. We incurred stock-based compensation expense of $14.1 million in the three months ended March 31, 2010, primarily due to an increase in the fair value of our common stock. We recorded a stock-based compensation benefit of approximately $19,000 in the three months ended March 31, 2009 due to a decline in the fair value of our common stock. We included these amounts in cost of revenue, product development expense, sales and marketing expense and general and administrative expense.

A significant number of our outstanding employee stock-based awards are subject to repurchase rights that, combined with our past practices of repurchasing shares, are reflected as a stock compensation liability on our consolidated balance sheet. These repurchase rights will be terminated in connection with this offering, at which time the stock compensation liability will be reclassified to equity and will no longer be subject to remeasurement each period.

Product Development Expense

	Three Months Ended March 31,		Change From Three Months Ended March 31, 2009 to 2010
	2009	2010
	(dollars in thousands)
Product development expense	$968	$6,009	$5,041	520.8%
Less stock-based compensation (benefit) expense included in product development expense	$(54)	$4,577	$4,631	N/M

Product development expense before stock based compensation (benefit) expense	$1,022	$1,432	$410	40.1%

N/M means not meaningful.

Product development expense increased $5.0 million, from $1.0 million for three months ended March 31, 2009 to $6.0 million for the three months ended March 31, 2010. Excluding stock-based compensation benefit of $0.1 million for three months ended March 31, 2009 and stock-based compensation expense of $4.6 million for the three months ended March 31, 2010, product development expense before stock-based compensation (benefit) expense increased $0.4 million, or 40.1%, from $1.0 million for three months ended March 31, 2009 to $1.4 million in 2009, primarily due to a $0.4 million increase in personnel costs due to increased headcount.

Sales and Marketing Expense

	Three Months Ended March 31,		Change From Three Months Ended March 31, 2009 to 2010
	2009	2010
	(dollars in thousands)
Sales and marketing expense	$3,898	$8,535	$4,637	119.0%
Less stock-based compensation (benefit) expense included in sales and marketing expense	58	3,424	3,366	N/M

Sales and marketing expense before stock-based compensation (benefit) expense	$3,840	$5,111	$1,271	33.1%

N/M means not meaningful.

Sales and marketing expense increased $4.6 million, or 119.0%, from $3.9 million for three months ended March 31, 2009 to $8.5 million for the three months ended March 31, 2010. Excluding stock-based compensation expense of $0.1 million and $3.4 million for three months ended March 31, 2009 and 2010, respectively, sales and marketing expense before stock-based compensation expense increased $1.3 million, or 33.1%, from $3.8 million for the three months ended March 31, 2009 to $5.1 million for the three months ended March 31, 2010, primarily due to a $0.8 million increase in personnel costs due to an increase in headcount, a $0.3 million increase in advertising, tradeshow and marketing expenses and a $0.1 million increase in consulting and external service expenses.

General and Administrative Expense

	Three Months Ended March 31,		Change From Three Months Ended March 31, 2009 to 2010
	2009	2010
	(dollars in thousands)
General and administrative expense	$1,933	$8,947	$7,014	362.9%
Less stock-based compensation (benefit) expense included in general and administrative expense	26	5,574	5,548	N/M

General and administrative expense before stock-based compensation (benefit) expense	$1,907	$3,373	$1,466	76.9%

N/M means not meaningful.

General and administrative expense increased $7.0 million, from $1.9 million for the three months ended March 31, 2009 to $8.9 million for the three months ended March 31, 2010. Excluding stock-based compensation expense of approximately $26,000 and $5.6 million for the three months ended March 31, 2009 and 2010, respectively, general and administrative expense before stock-based compensation expense increased $1.5 million, or 76.9%, from $1.9 million for the three months ended March 31, 2009 to $3.4 million for the three months ended March 31, 2010, primarily due to a $0.7 million increase in personnel costs, a $0.5 million increase in bank charges due to amortization costs of an interim funding facility and a $0.3 million increase in legal and professional fees.

Interest Expense, Net

Interest expense, net remained flat for the three months ended March 31, 2010 compared to the three months ended March 31, 2009, reflecting similar levels of average borrowings during both periods.

Loss on Revaluation of Common Stock Warrants

Loss on revaluation of common stock warrants was $1.0 million for the three months ended March 31, 2010 and was due to an increase in the fair value of our common stock issuable upon exercise of warrants that we issued in 2009 to a lender in connection with a loan made to us by that lender. There was no loss for the three months ended March 31, 2009 as no warrants were outstanding during that period.

Other Income (Expense), Net

Other income (expense), net decreased by $0.1 million from the three months ended March 31, 2009 to the three months ended March 31, 2010 due to foreign exchange losses.

Income Tax Expense (Benefit)

We recognized income tax expense of $0.4 million for the three months ended March 31, 2009 compared to $1.0 million for the three months ended March 31, 2010. The $0.6 million increase in income tax expense was due to an increase in net income excluding stock-based compensation. The negative effective tax rate for the three months ended March 31, 2009 was caused by not recognizing a tax benefit for stock-based compensation expense in the period.

Years Ended December 31, 2007, 2008 and 2009

Net Revenues

Net revenues declined in 2009 compared with 2008 due to the continuing global economic downturn and its adverse impact on consumer spending, with a resulting reduction of 15.1% in our unit sales. Net revenues decreased $15.4 million, or 4.5%, from 2008 to 2009, reflecting a 17.8% decrease in net revenues generated by our high-performance memory components segment, offset in part by an 82.1% increase in net revenues from our gaming components and peripherals segment. The decrease in net revenues of our high-performance memory components segment was due to a decrease in the number of unit shipments. The increase in net revenues of our gaming components and peripherals segment was due to an increase in sales of existing products and strong sales of new cooling system, solid-state drive and computer case products launched in the second quarter of 2009.

Net revenues declined in 2008 compared with 2007 due to substantially lower average selling prices of our DRAM modules. Net revenues decreased $38.6 million, or 10.2%, from 2007 to 2008, reflecting a 18.4% decrease in net revenues of our high-performance memory components segment, offset in part by a 162.0% increase in net revenues of our gaming components and peripherals segment. The decrease in net revenues of our high-performance memory segment was due to a significant decrease in the average selling price of our DRAM modules. The increase in net revenues of our gaming components and peripherals segment was primarily due to an increase in sales of power supply units, a product category that we launched in December 2006, which gained considerable momentum in 2007 and 2008.

Cost of Revenue

In 2009, cost of revenue decreased $26.5 million, or 8.7%, from $305.5 million in 2008 to $279.0 million in 2009, reflecting a 4.5% decrease in net revenues in 2009 compared to 2008.

In 2008, cost of revenue decreased $37.8 million, or 11.0%, from $343.3 million in 2007 to $305.5 million in 2008, reflecting a 10.2% decrease in net revenues in 2008 compared to 2007.

Gross Profit

In 2009, gross profit increased $11.1 million, or 31.2%, from $35.6 million in 2008 to $46.7 million in 2009, due to a change in product mix, with our higher margin gaming components and peripherals segment accounting for 25.3% of our net revenues in 2009 compared to 13.3% in 2008, as well as an increase in gross margin of our high-performance memory segment.

In 2008, gross profit decreased $0.8 million, or 2.2%, from $36.4 million in 2007 to $35.6 million in 2008, due to substantially lower average selling prices of our DRAM modules in 2008 compared to 2007, offset in part by changes in product mix, with net revenue of our higher margin gaming components and peripherals segment accounting for 13.3% of our total net revenues in 2008 compared to 4.6% in 2007.

Operating Expenses

We have three categories of operating expenses: product development expense, sales and marketing expense and general and administrative expense. Stock-based compensation (benefit) expense, which is a non-cash item that can vary significantly from period to period for reasons unrelated to our operating results, is a component of each of these three categories of expenses. In the following sections, we include a discussion of each of these three categories of expenses before giving effect to the impact of stock-based compensation (benefit) expense in order to focus on other components included in these expenses.

Our stock-based compensation (benefit) expense, which is accounted predominantly under the liability method, changes primarily due to changes in the fair value of our common stock. The intrinsic value of awards to most of our employees is re-measured at the end of each reporting period until the award is exercised and the holder is exposed to the market value of the shares for a reasonable period of time (at least six months) or the award is settled, cancelled or expires unexercised. We incurred stock-based compensation expense of $28.0 million in 2009 due to an increase in the fair value of our common stock, which accounted for $27.8 million of that expense. We recorded a stock-based compensation benefit of $4.5 million in 2007 and $12.8 million in 2008 due to a decline in the fair value of our common stock. We include these amounts in cost of revenue, product development expense, sales and marketing expense and general and administrative expense.

As noted above, the fair value of our common stock declined for the years ended December 31, 2007 and 2008. The decline in fair value of common stock for the year ended December 31, 2007 was due to a significant decline in the average selling price of our DRAM modules, which adversely affected our operating performance and financial condition. The decline in fair value of our common stock for the year ended December 31, 2008 was also due to a significant decline in average selling price of our DRAM modules, which adversely affected our operating performance, financial condition and expected results of operations. These factors all contributed to the stock-based compensation benefit that we recognized in both 2007 and 2008.

Product Development Expense

	Year Ended December 31,			Change From
	2007	2008	2009	2007 to 2008		2008 to 2009
	(dollars in thousands)
Product development expense	$1,736	$87	$13,514	$(1,649)	(95.0)%	$13,427	N/M
Less stock-based compensation (benefit) expense included in product development expense	$(1,672)	$(4,353)	$8,389	$(2,681)	160.3%	$12,742	N/M

Product development expense before stock-based compensation (benefit) expense	$3,408	$4,440	$5,125	$1,032	30.3%	$685	15.4%

N/M means not meaningful.

In 2009, product development expense increased $13.4 million, from $0.1 million in 2008 to $13.5 million in 2009. Excluding stock-based compensation benefit of $4.4 million in 2008 and stock-based compensation expense of $8.4 million in 2009, product development expense before stock-based compensation (benefit) expense increased $0.7 million, or 15.4%, from $4.4 million in 2008 to $5.1 million in 2009, primarily due to a $0.6 million increase in personnel costs due to increased headcount and a $0.1 million increase in costs for design and testing of new products launched in 2009.

In 2008, product development expense decreased $1.6 million, or 95.0%, from $1.7 million in 2007 to $0.1 million in 2008. Excluding stock-based compensation benefit of $1.7 million in 2007 and $4.4 million in 2008, product development expense before stock-based compensation (benefit) expense increased $1.0 million, or 30.3%, from $3.4 million in 2007 to $4.4 million in 2008, primarily due to a $0.9 million increase in facilities and related expenses associated with a production line which became dedicated to product development after the expansion of offshore manufacturing in 2007 and a $0.4 million increase in information technology-related expenses in support of new product development, offset in part by a $0.3 million decrease in expenses relating to the design and testing of new products.

Sales and Marketing Expense

	Year Ended December 31,			Change From
	2007	2008	2009	2007 to 2008		2008 to 2009
	(dollars in thousands)
Sales and marketing expense	$15,751	$17,534	$23,780	$1,783	11.3%	$6,246	35.6%
Less stock-based compensation (benefit) expense included in sales and marketing expense	$(398)	$(1,389)	$7,878	$(991)	249.0%	$9,267	N/M

Sales and marketing expense before stock-based compensation (benefit) expense	$16,149	$18,923	$15,902	$2,774	17.2%	$(3,021)	(16.0)%

N/M means not meaningful.

In 2009, sales and marketing expense increased $6.2 million, or 35.6%, from $17.5 million in 2008 to $23.8 million in 2009. Excluding stock-based compensation benefit of $1.4 million in 2008 and stock-based compensation expense of $7.9 million in 2009, sales and marketing expense before stock-based compensation (benefit) expense decreased $3.0 million, or 16.0%, from $18.9 million in 2008 to $15.9 million in 2009, primarily due to a $2.1 million decrease in freight expense primarily due to reduced shipments as a result of decreased sales, a $1.3 million decrease in advertising, tradeshow and marketing expenses as a result of cost cutting measures and a $0.5 million decrease in consulting and external services expenses, offset in part by a $0.9 million increase in personnel costs.

In 2008, sales and marketing expenses increased $1.8 million, or 11.3%, from $15.8 million in 2007 to $17.5 million in 2008. Excluding stock-based compensation benefit of $0.4 million in 2007 and $1.4 million in 2008, sales and marketing expense before stock-based compensation (benefit) expense increased $2.8 million, or 17.2%, from $16.1 million in 2007 to $18.9 million in 2008, primarily due to a $1.1 million increase in freight cost due to an increase in unit shipments, a $0.7 million increase in personnel expense due to an increase in headcount, a $0.6 million increase in information technology-related expenses in support of sales and marketing activities and a $0.4 million increase in consulting and external services.

General and Administrative Expense

	Year Ended December 31,			Change From
	2007	2008	2009	2007 to 2008		2008 to 2009
	(dollars in thousands)
General and administrative expense	$11,039	$4,668	$20,201	$(6,371)	(57.7)%	$15,533	332.8%
Less stock-based compensation (benefit) expense included in general and administrative expense	$(1,984)	$(5,407)	$11,289	$(3,423)	172.5%	$16,696	N/M

General and administrative expense before stock-based compensation (benefit) expense	$13,023	$10,075	$8,912	$(2,948)	(22.6)%	$(1,163)	(11.5)%

N/M means not meaningful.

In 2009, general and administrative expense increased $15.5 million, from $4.7 million in 2008 to $20.2 million in 2009. Excluding stock-based compensation benefit of $5.4 million in 2008 and stock-based compensation expense of $11.3 million in 2009, general and administrative expense before stock-based compensation (benefit) expense decreased $1.2 million, or 11.5%, from $10.1 million in 2008 to $8.9 million in 2009, primarily due to a $1.0 million decrease in legal and professional fees, a $0.7 million decrease in consulting fees and a $0.4 million decrease in other administrative expense, including travel and depreciation, due to cost cutting measures, offset in part by a $0.9 million increase in personnel expense.

In 2008, general and administrative expense decreased $6.4 million, or 57.7%, from $11.0 million in 2007 to $4.7 million in 2008. Excluding stock-based compensation benefit of $2.0 million in 2007 and $5.4 million in 2008, general and administrative expense before stock-based compensation (benefit) expense decreased $2.9 million, or 22.6%, from $13.0 million in 2007 to $10.1 million in 2008, reflecting a $1.6 million decrease in legal and professional fees, a $1.6 million decrease in information technology-related expenses primarily due to the additional costs incurred in 2007 associated with the installation of Oracle enterprise resource planning software and a $0.4 million decrease in other operating expense, offset in part by a $0.4 million increase in bad debt expense and a $0.3 million increase in personnel expense.

Interest Expense, Net

Interest expense, net declined $0.8 million from 2008 to 2009, reflecting a decrease in average borrowings under our revolving credit facility in 2009, offset in part by interest on a term loan made to us in June 2009. Interest expense, net declined $0.7 million from 2007 to 2008, reflecting lower average borrowings under our revolving credit facility in 2008.

Loss on Revaluation of Common Stock Warrants

Loss on revaluation of common stock warrants was $1.7 million in 2009 and was due to an increase in the fair value of our common stock issuable upon exercise of warrants that we issued in 2009 to a lender in connection with a loan made to us by that lender. There was no similar gain or loss in 2007 or 2008 as no warrants were outstanding during those years.

Other Income (Expense), Net

Other income (expense), net increased by $0.4 million from 2008 to 2009, due to $0.2 million we received from a litigation settlement and a $0.2 million decrease in foreign exchange losses. Other income (expense), net decreased by $0.2 million from 2007 to 2008, due to foreign exchange losses.

Income Tax Expense (Benefit)

We recognized income tax benefit of $0.6 million for 2008, compared to $5.3 million for 2009. The $4.7 million increase in income tax benefit was due to higher losses in 2009. Our effective tax rate for 2009 was significantly affected due to the reversal of the beginning of the year valuation allowance of $ 1.8 million.

We recognized income tax expense of $0.1 million for 2007, compared to a $0.6 million benefit for 2008.

Quarterly Results of Operations

The following table sets forth our unaudited quarterly consolidated statement of operations data and other financial data for 2009 and the first quarter of 2010, expressed in dollars and as a percentage of consolidated net revenues. We have prepared the statements of operations for each of these quarters on the same basis as the audited consolidated financial statements included elsewhere in this prospectus and, in the opinion of the management, each statement of operations includes all adjustments, consisting solely of normal recurring adjustments, necessary for the fair presentation of our results of operations for these periods. This information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. The quarterly statement of operations data and other financial data are not indicative of operating results for any future period.

	Three Months Ended
	Mar. 31, 2009		June 30, 2009		Sept. 30, 2009		Dec. 31, 2009		Mar. 31, 2010
	(dollars in thousands)
Consolidated Statement of Operations Data:
Net revenues	$64,409	100.0%	$61,374	100.0%	$86,711	100.0%	$113,139	100.0%	$103,538	100.0%
Cost of revenue(1)	56,489	87.7	55,645	90.7	72,691	83.8	94,151	83.2	88,777	85.7

Gross profit	7,920	12.3	5,729	9.3	14,020	16.2	18,988	16.8	14,761	14.3
Operating expenses:
Product development(1)	968	1.5	897	1.5	4,309	5.0	7,340	6.5	6,009	5.8
Sales and marketing(1)	3,898	6.1	3,263	5.3	6,604	7.6	10,015	8.9	8,535	8.2
General and administrative(1)	1,933	3.0	1,590	2.6	6,824	7.9	9,854	8.7	8,947	8.6

Total operating expenses	6,799	10.6	5,750	9.4	17,737	20.5	27,209	24.0	23,491	22.7

Income (loss) from operations	1,121	1.7	(21)	0.0	(3,717)	(4.3)	(8,221)	(7.3)	(8,730)	(8.4)
Interest expense, net	(496)	(0.8)	(223)	(0.4)	(448)	(0.5)	(563)	(0.5)	(500)	(0.5)
Loss on revaluation of common stock warrants	—	—	—	—	(625)	(0.7)	(1,097)	(1.0)	(1,014)	(1.0)
Other income (expense), net	13	0.0	63	0.1	69	0.1	165	0.1	(105)	(0.1)

Income (loss) before income taxes	638	1.0	(181)	(0.3)	(4,721)	(5.4)	(9,716)	(8.6)	(10,349)	(10.0)
Income tax expense (benefit)	385	0.6	(2)	0.0	(1,294)	(1.5)	(4,379)	(3.9)	1,024	1.0

Net income (loss)	$253	0.4%	$(179)	(0.3)%	$(3,427)	(4.0)%	$(5,337)	(4.7)%	$(11,373)	(11.0)%

Other Financial Data:
Adjusted EBIT(2)	$1,102	1.7%	$55	0.1%	$6,135	7.1%	$9,874	8.7%	$5,356	5.2%
Adjusted net income (loss)(2)	$234	0.4%	$(103)	(0.2)%	$6,425	7.4%	$466	0.4%	$2,449	2.4%

(1)	Includes stock-based compensation (benefit) expense for the following periods expressed in dollars and as a percentage of consolidated net revenues:

	Three Months Ended
	Mar. 31, 2009		June 30, 2009		Sept. 30, 2009		Dec. 31, 2009		Mar. 31, 2010
	(dollars in thousands)
Cost of revenue	$(49)	(0.1)%	$2	0.0%	$199	0.2%	$296	0.3%	$511	0.5%
Product development	(54)	(0.1)	4	0.0	3,037	3.5	5,402	4.8	4,577	4.4
Sales and marketing	58	0.1	62	0.1	2,578	3.0	5,180	4.6	3,424	3.3
General and administrative	26	0.0	8	0.0	4,038	4.7	7,217	6.4	5,574	5.4

Total	$(19)	(0.1)%	$76	0.1%	$9,852	11.4%	$18,095	16.1%	$14,086	13.6%

(2)	We present adjusted EBIT and adjusted net income (loss) in this prospectus to provide investors with supplemental measures of our operating performance. Adjusted EBIT and adjusted net income (loss) are non-GAAP financial measures. See “—Key Performance Measures” below for an explanation of how we compute adjusted EBIT and adjusted net income (loss) and for a reconciliation to net income (loss), the most directly comparable GAAP financial measure.

We have experienced and expect to continue to experience seasonal fluctuations in sales due to the spending patterns of our customers. Our unit sales volumes have generally been lowest in the first and second calendar quarters due to a drop off in sales following the fourth quarter holiday season and because of the decline in sales that typically occurs in anticipation of the introduction of new or enhanced CPUs, graphics cards and other computer hardware, which usually takes place in the second calendar quarter and which tends to drive sales in the following two quarters. As a consequence of seasonality, our total unit shipments for the second calendar quarter are generally the lowest of the year, followed by unit shipments for the first calendar quarter, although the effect of these lower quarterly unit volumes on our consolidated net revenues may be masked by changes in average selling prices of our products. We expect these seasonality trends to continue.

Our quarterly net revenues decreased $3.0 million, or 4.7%, from $64.4 million for the three months ended March 31, 2009 to $61.4 million for the three months ended June 30, 2009. Net revenues of our high-performance memory components segment decreased by $5.3 million in the second quarter compared to the first quarter of 2009. The decrease in net revenues of our high-performance memory components segment was partially offset by a $2.3 million increase in net revenues of our gaming components and peripherals segment in the second quarter compared to the first quarter of 2009. Net revenues in the first two quarters of 2009 were adversely affected by continuing weakness of the global economy and its adverse impact on consumer spending.

Our quarterly net revenues increased $25.3 million, or 41.3%, from $61.4 million for the three months ended June 30, 2009 to $86.7 million for the three months ended September 30, 2009. Net revenues of our high-performance memory components segment increased by $17.2 million in the third quarter compared to the second quarter of 2009. The remaining $8.1 million increase in third quarter over second quarter net revenues was attributable to an increase in net revenues of our gaming components and peripherals segment due to sales of new solid-state drive, computer case and cooling system products introduced in the second quarter of 2009, as well as an increase in sales of existing products in this segment.

Our quarterly net revenues increased $26.4 million, or 30.5%, from $86.7 million for the three months ended September 30, 2009 to $113.1 million for the three months ended December 31, 2009. Net revenues of our high-performance memory components segment increased by $18.0 million in the fourth quarter compared to the third quarter of 2009 primarily due to an increase in average selling prices of our DRAM modules. The remaining $8.4 million increase in fourth quarter over third quarter net revenues was attributable to an increase in net revenues of our gaming components and peripherals segment due to an increase in sales of new solid-state drive, computer case and cooling system products introduced in the second quarter of 2009, as well as an increase in sales of existing products in this segment.

Our quarterly net revenues decreased $9.6 million, or 8.5%, from $113.1 million for the three months ended December 31, 2009 to $103.5 million for the three months ended March 31, 2010. Net revenues of our high-performance memory components segment decreased by $6.6 million in the first quarter of 2010 compared to the fourth quarter of 2009 due to a decrease in the unit shipments of our DRAM modules. The remaining $3.0 million decrease in net revenues in the first quarter of 2010 over the fourth quarter of 2009 was attributable to a decrease in unit shipments of our gaming components and peripherals segment, offset in part by an increase in average selling price for that segment.

Our gross profit trended upward from the first half to the second half of 2009 due to increases in average selling prices of our DRAM modules and increases in net revenues of our higher margin gaming components and peripherals segment. Our gross profit in the first quarter of 2010 was lower than the fourth quarter of 2009, as a result of a decline in net revenues and a slight reduction in average selling price for both of our segments.

Key Performance Measures

In evaluating our business, our management considers adjusted EBIT and adjusted net income (loss) as key indicators of operating performance. We include adjusted EBIT and adjusted net income (loss) in this prospectus because:

•	each of them is a basis upon which our management assesses our operating performance; and

•	adjusted EBIT is a performance measure we use in determining management bonuses.

We define adjusted EBIT as net income (loss) less other income (expense), net, plus interest expense, net, loss on revaluation of common stock warrants, income tax expense (benefit) and stock-based compensation (benefit) expense. We define adjusted net income (loss) as net income (loss) plus tax-adjusted stock-based compensation (benefit) expense.

We use adjusted EBIT and adjusted net income (loss) as key performance measures because we believe they facilitate operating performance comparisons from period to period by removing, in the case of adjusted EBIT, the impact of stock-based compensation (benefit) expense (which is a non-cash item that can vary substantially from period), loss on revaluation of our outstanding common stock warrants (which is a non-cash item), other income (expense), net (which consists of items, such as foreign currency gain or loss and income from scrap sales, that we do not consider indicative of our operating performance) and variations in capital structure (affecting interest expense, net) and tax positions (such as the impact of changes in effective tax rates) and, in the case of adjusted net income (loss), by removing the impact of tax-adjusted stock-based compensation (benefit) expense. Because adjusted EBIT and adjusted net income facilitate comparisons of our historical operating performance on a more consistent basis, we also use adjusted EBIT and adjusted net income for business planning purposes and for measuring our performance relative to that of our competitors. We also use adjusted EBIT as a performance measure in determining management bonuses. In addition, we believe adjusted EBIT and adjusted net income (loss) and similar measures are widely used by investors and securities analysts as measures of financial performance.

Our use of adjusted EBIT and adjusted net income (loss) have limitations as an analytical tool, and you should not consider them in isolation or as a substitute for analysis of our results of operations as reported under GAAP. Some of these limitations are:

•	they do not reflect our cash expenditures for capital expenditures or other contractual commitments;

•	they do not reflect changes in, or cash requirements for, our working capital needs;

•	they do not consider the potentially dilutive impact of issuing equity-based compensation;

•	they do not reflect the cash requirements necessary to service principal payments on our indebtedness or, in the case of adjusted EBIT, to pay interest on our indebtedness; and

•

other companies, including companies in our industry, may calculate these measures differently, and as the number of differences in the way different companies calculate these measures increases, the degree of their usefulness as a comparative measure correspondingly decreases.

Because of these limitations, adjusted EBIT and adjusted net income (loss) should not be considered as a measure of discretionary cash available to us to invest in our business.

The following table provides a reconciliation of adjusted EBIT to net income (loss), the most directly comparable GAAP financial measure, for each of the periods indicated:

	Three Months Ended
	Mar. 31, 2009	June 30, 2009	Sept. 30, 2009	Dec. 31, 2009	Mar. 31, 2010
	(in thousands)
Net income (loss)	$253	$(179)	$(3,427)	$(5,337)	$(11,373)
Less: other income (expense), net	(13)	(63)	(69)	(165)	105
Plus:
Interest expense, net	496	223	448	563	500
Loss on revaluation of common stock warrants	—	—	625	1,097	1,014
Income tax expense (benefit)	385	(2)	(1,294)	(4,379)	1,024
Stock-based compensation (benefit) expense	(19)	76	9,852	18,095	14,086

Adjusted EBIT	$1,102	$55	$6,135	$9,874	$5,356

The following table provides a reconciliation of adjusted net income (loss) to net income (loss), the most directly comparable GAAP financial measure, for each of the periods indicated:

	Three Months Ended
	Mar. 31, 2009	June 30, 2009	Sept. 30, 2009	Dec. 31, 2009	Mar. 31, 2010
	(in thousands)
Net income (loss)	$253	$(179)	$(3,427)	$(5,337)	(11,373)
Plus stock-based compensation (benefit) expense	(19)	76	9,852	18,095	14,086
Less tax adjustment(1)	—	—	—	12,292	264

Adjusted net income (loss)	$234	$(103)	$6,425	$466	$2,449

(1)	The tax adjustment reflects the increase in income tax expense or decrease in income tax benefit, as the case may be, that would have been reflected in our consolidated statement of operations for the applicable period if stock-based compensation (benefit) expense was not deducted or added, as the case may be, in computing net income (loss). We revised our valuation allowance during the fourth quarter of 2009. Prior to that, there was no income tax impact associated with the stock-based compensation (benefit) expense as the related deferred tax assets were subject to a full valuation allowance.

Liquidity and Capital Resources

Our primary operating cash requirements are the cost of purchasing DRAM ICs, amounts paid to third parties who manufacture our products, personnel costs, freight costs, costs of information technology systems and facilities costs.

We finance our operations primarily through cash flow from operations, borrowing under our bank credit facility and credit extended by manufacturers and suppliers of our products and components. Credit terms vary from vendor to vendor but typically allow us from 10 to 40 days to pay for DRAM modules and USB flash drives and from 30 to 90 days to pay for the other products they manufacture for us. See “Risk Factors—We need substantial working capital to operate our business and we rely to a significant degree on credit extended by our manufacturers and suppliers and borrowings under our revolving credit facility to meet our working capital needs. If we are unable to meet our working capital needs, we may be required to reduce expenses or delay the development, commercialization and marketing of our products, which would adversely affect our prospects for growth.” In the past we have also financed our operations with the proceeds from loans made to us by some of our stockholders. We do not anticipate that any similar stockholder loans will be made in the future if this offering is completed.

arrangements that, in some cases, allow us up to approximately 90 days to make payments. In the past we have also financed our operations with the proceeds from loans made to us by some of our stockholders. We do not anticipate that any similar stockholder loans will be made in the future if this offering is completed.

Net Cash Provided by or Used in Operating Activities. Net cash provided by operating activities was $3.2 million and $13.2 million in 2007 and 2008, respectively. Net cash used in operating activities was $1.4 million in 2009. Net cash provided by operating activities was $5.0 million for the three months ended March 31, 2010 and approximately $35,000 for the three months ended March 31, 2009. Net cash provided by or used in operating activities is primarily a result of our net income (loss) adjusted by non-cash items, including stock-based compensation (benefit) expense, changes in working capital components and depreciation and amortization, and is influenced by, among other things, the timing of cash collections from our customers and cash payments for purchases of inventories and other expenses.

Net cash provided by operating activities for the three months ended March 31, 2010 was primarily due to stock-based compensation expenses of $14.1 million, a decrease in inventory of $1.5 million, an increase in accounts payable of $5.0 million, non-cash depreciation and amortization expense of $0.4 million, loss on revaluation of common stock warrants of $1.0 million and amortization of debt issuance cost of $0.5 million. Net cash provided by operating activities was offset by a net loss of $11.4 million, an increase in accounts receivable, net of provision for doubtful accounts and revenue return reserves, of $1.0 million, an increase in prepaid expenses and other current assets of $1.3 million, a decrease in income tax payable of $2.9 million and a decrease in other liabilities and accrued expenses of $1.0 million. The stock-based compensation expense was primarily due to an increase in the fair value of our common stock, which was accounted for under the liability method. The increase in accounts payable was primarily due to timing of payments. The decrease in income tax payable were primarily due to 2010 federal and state income tax prepayments of $4.0 million.

Net cash provided by operating activities for the three months ended March 31, 2009 was primarily due to net income of 0.3 million, a decrease in accounts receivable, net of provision for doubtful accounts and revenue return reserves, of $1.8 million, non-cash depreciation and amortization expense of $0.5 million, a decrease in inventory of $3.5 million and a decrease in prepaid expenses and other current assets of $0.4 million. Net cash provided by operating activities was offset by a decrease in accounts payable of $6.1 million and a decrease in other liabilities and accrued expenses of 0.4 million. The decrease in accounts payable and other liabilities and accrued expenses was primarily due to timing of payments. The decrease in accounts receivable was primarily due to timing of receipts. The decrease in inventory was primarily due to our efforts to improve our inventory management.

Net cash used in operating activities in 2009 was primarily due to a net loss of $8.7 million, an increase in inventories of $15.4 million, an increase in deferred tax benefit of $13.4 million and an increase in accounts receivable, net of provision for doubtful accounts and revenue return reserves, of $11.0 million. Net cash used in operating activities in 2009 was offset in part by stock-based compensation expense of $28.0 million, an increase in income taxes payable of $4.2 million, an increase in accounts payable of $7.0 million, non-cash depreciation and amortization expense of $1.9 million, loss on revaluation of common stock warrants of $1.7 million, an increase in other liabilities and accrued expenses of $2.7 million, loss on sale of property and equipment of $0.4 million and a decrease in prepaid expenses and other current assets of $1.2 million. The increase in inventory was primarily due to increased sales. The stock-based compensation expense was primarily due to an increase in the fair value of our common stock, which was predominantly accounted for under the liability method. The increase in accounts receivable was primarily due to increased revenue in the last quarter of 2009, as well as the timing of receipts. The increases in income taxes payable, accounts payable and other liabilities and accrued expenses was primarily due to the timing of payments.

Net cash provided by operating activities in 2008 was primarily due to net income of $11.2 million, decreases in inventories of $11.2 million, accounts receivable, including provision for doubtful accounts and revenue return reserves, of $10.4 million and prepaid expenses and other current assets of $1.5 million and non-cash depreciation and amortization expense of $1.8 million. Net cash provided by operating activities was offset in part by stock-based compensation benefit of $12.8 million, a decrease in accounts payable of $5.0 million, a decrease in other liabilities and accrued expenses of $4.6 million and an increase in deferred tax benefit of $0.4 million. The decrease in accounts receivable was primarily due to timing of receipts. The decrease in inventory was primarily due to our proactive inventory management program. The decrease in prepaid expenses and other current assets was due primarily to timing of payments. The stock-based compensation benefit was primarily due to a decrease in the fair value of our common stock, which was predominantly accounted for under the liability method. The decreases in accounts payable and other liabilities and accrued expenses were due primarily to the timing of payments.

Net cash provided by operating activities in 2007 was primarily due to net income of $4.6 million, a decrease in accounts receivable, including provision for doubtful accounts and revenue return reserves, of $3.7 million, a decrease in prepaid expenses and other current assets of $3.5 million, non-cash depreciation and amortization expense of $1.1 million and an increase in other liabilities and accrued expenses of $0.6 million. Net cash provided by operating activities was offset in part by stock-based compensation benefit of $4.5 million, an increase in inventories of $4.7 million, a decrease in income taxes payable of $0.6 million, and an increase in deferred tax benefits of $0.4 million. The decrease in accounts receivable was primarily due to the timing of receipts. The decrease in prepaid expenses and other current assets and the increase in other liabilities and accrued expenses was due to the timing of payments. The stock-based compensation benefit was primarily due to decrease in the fair value of our common stock, which was predominantly accounted for under the liability method. The increase in inventory was primarily due to an increase in in-transit inventory in connection with a ramp-up in shipments of power supply units.

Net Cash Used in Investing Activities. Net cash used in investing activities was $0.5 million for the three months ended March 31, 2010 and $0.2 million for the three months ended March 31, 2009. Net cash used in investing activities in each of these periods reflected purchases of property and equipment, which consisted primarily of manufacturing equipment and enterprise software. Net cash used in investing activities was $2.0 million, $1.5 million and $1.0 million for 2007, 2008 and 2009, respectively. Net cash used in investing activities in each of these periods reflected purchases of property and equipment, which consisted primarily of manufacturing equipment and enterprise software.

Net Cash Provided by or Used in Financing Activities. Net cash used in financing activities was $5.2 million for the three months ended March 31, 2010 and net cash provided by financing activity was $32,000 for the three months ended March 31, 2009. Net cash used in financing activities for the three months ended March 31, 2010 was primarily due to repayment of the entire $5.0 million of borrowings outstanding under our interim funding facility. Net cash provided by financing activities in 2009 was $3.1 million. Net cash used in financing activities was $1.0 million and $12.1 million in 2007 and 2008, respectively. Net cash provided by financing activities in 2009 was due to new borrowings, net of issuance costs of $4.4 million, offset in part by a repayment of borrowings under our revolving credit facility of $1.0 million and a reduction in other debt obligations of $0.3 million. Net cash used in financing activities in 2008 was primarily due to a repayment of borrowings under our revolving credit facility of $11.2 million and reductions of other debt obligations aggregating $0.9 million. Net cash used in financing activities in 2007 was primarily due to repayment of $1.0 million of borrowing under our revolving credit facility.

We need substantial working capital to operate our business and, as of March 31, 2010, we had cash totaling only $0.7 million. We rely to a significant degree on credit offered by many of our manufacturers and suppliers in order to meet our working capital needs. We also rely on borrowings under our revolving credit facility to provide working capital, and access to external debt financing has historically been and will likely continue to be very important to us.

We believe, based on our management’s assessment of our business and prospects (including the estimated costs associated with our reporting obligations as a public company and planned actions to remediate the material weaknesses in our internal control over financial reporting that were identified in connection with the audit of our 2009 financial statements) and prospective and current economic conditions, that our cash, funds generated by our operations, credit extended by many of the manufacturers and suppliers of our products and components and borrowings available under our credit facility, together with the net proceeds we receive from this offering, will be sufficient to meet our working capital and our currently budgeted, non-acquisition related capital expenditure requirements for at least the next 12 to 18 months. If these sources are insufficient to satisfy our liquidity requirements, we may seek to sell convertible or other debt securities or additional shares of common stock or obtain additional loans or credit facilities. In addition, one of our strategies is to grow through acquisitions and, if we are successful in identifying and entering into an agreement to make any acquisition, we may seek to finance all or a portion of the acquisition cost by issuing common stock or convertible or other debt securities or through additional borrowings. If we raise funds for operations or finance any acquisitions by issuing common stock or convertible debt securities, our stockholders may experience dilution. Debt financing, if available, may involve burdensome financial and other covenants, may require that we pledge collateral to secure the debt and will require us to use cash to pay interest, premium, if any, and principal. In addition, the manufacturers and suppliers of our products and components are under no obligation to continue to extend credit to us and, if one or more of them reduces or terminates this credit, whether as a result of the downturn in general economic conditions, adverse conditions in the credit markets or other factors, we would be required to finance our working capital needs by additional borrowings, if available, under our revolving credit facility or from other external sources. Additional debt or equity financing may not be available in amounts or on terms acceptable to us, or at all. If we are unable to obtain additional financing if and when needed on terms acceptable to us, or at all, it would likely have a material adverse effect on our business, results of operations and financial condition and could require, among other things, that we reduce expenses, which might require us to reduce shipments of our products or our inventory levels substantially or to delay or curtail the development, commercialization and marketing of our products.

Capital Expenditures. Our capital expenditures were $2.0 million in 2007, $1.5 million in 2008, $1.0 million in 2009, $0.2 million for the three months ended March 31, 2009 and $0.5 million for the three months ended March 31, 2010. We have currently budgeted $3.5 million for capital expenditures in 2010, excluding any acquisitions. The increase in our 2010 capital expenditure budget compared to our capital expenditures in 2009 includes $1.4 million of planned expenditures for tooling equipment used by third parties to manufacture our products as we continue to broaden our product portfolio and $0.7 million for planned enhancements to our software systems.

Revolving Credit Facility. We currently have a $40 million revolving credit facility, which we sometimes refer to as the existing credit facility, and a related equipment loan facility, which is discussed below, with Wells Fargo. The final maturity date of the existing credit agreement is June 30, 2012. The existing credit facility and related equipment loan facility are secured by substantially all of our assets, except assets of our foreign subsidiaries and shares of our foreign subsidiaries in excess of 65% owned by us and our domestic subsidiaries. The aggregate amount of all advances made under the existing credit agreement may not exceed the lesser of $40.0 million or the sum of 85% of our eligible accounts receivable, subject to not more than $24.0 million of availability from foreign accounts receivable, plus the lesser of 35% of our eligible raw materials and finished goods inventory, 75% of the net orderly liquidation value of eligible inventory and $2.0 million, subject to specified additional adjustments. Interest was payable on a monthly basis, computed at three-month LIBOR plus a 4.25% margin for the year ended December 31, 2009. We amended the existing credit agreement in January 2010. Pursuant to such amendment, interest is payable on a monthly basis, computed at three-month LIBOR plus a 4.0% margin, which was equal to approximately 4.25% per annum as of March 31, 2010. As of March 31, 2010, borrowings in an aggregate principal amount of $19.8 million and no letters of credit were outstanding under our existing credit facility. For more information about our existing credit facility, see note 9 to our consolidated financial statements, which are included elsewhere in this prospectus.

We must comply with four financial covenants under our existing credit facility (in addition to other covenants): a minimum debt service coverage ratio, which must not be less than 1.1 to 1.0 for any quarter, a minimum pro forma net income test, which must be not less than $0.5 million for any six month period, a limitation on capital expenditures, which must not exceed $2.0 million during the fiscal year ending December 31, 2010 and a minimum liquidity test, which requires the sum of availability under the revolving credit facility plus cash on hand to be not less than $3.0 million at any time during 2010. As of March 31, 2010, we were in compliance with these financial covenants. Specifically, as of March 31, 2010, our minimum debt service coverage ratio was 10.6 to 1.0 (compared to the required minimum ratio of 1.1 to 1.0), our pro forma net income for the six month period then ended was $24.8 million (compared to the required maximum of $500,000), our aggregate capital expenditures for the quarter then ended were $0.5 million (compared to the permitted maximum of $2.0 million for 2010), and the sum of the availability under the revolving credit facility plus cash on hand as of that date was $6.0 million (compared to the required minimum of $3.0 million).

In connection with this offering, we plan to enter into a new revolving credit facility, which we sometimes refer to as the new credit facility, which will replace the existing credit facility. The lender under the new credit facility will be Wells Fargo. We anticipate that the new credit facility will provide for extensions of credit (including letters of credit of up to $5.0 million and revolving loans) in an aggregate amount not to exceed the lesser of:

(a) $30 million, and

(b) the sum of 85% of our eligible domestic and foreign accounts receivable, subject to not more than 70% of availability from foreign accounts receivable, plus 35% of our eligible raw materials and finished goods inventory, subject to a $2 million maximum.

We will be permitted, subject to conditions, to make and repay borrowings under the new credit facility from time to time. We anticipate that the new credit facility will mature three years from its initial effective date.

We expect that borrowings under the new credit facility will bear interest at a per annum rate equal to, at our option:

(a) the 30-, 60- or 90- day London Interbank Offered Rate, or LIBOR, plus an interest rate margin, or

(b) a floating rate to be defined as three-month LIBOR plus an interest rate margin.

We expect the interest rate margin to be 250 basis points. In addition, we expect that, during the continuance of events of default (subject to a cure period for specified events of default) under the new credit facility, interest will accrue at a rate that is 200 basis points above the otherwise applicable rate. We expect letters of credit to accrue a fronting fee of 2.0% per annum of the face amount of all outstanding letters of credit. We expect that the unused portion of the new credit facility will accrue a fee equal to 0.50% per annum. We expect that, if we elect to terminate the new credit facility prior to its stated maturity, we will be required to pay a termination fee of 2.50% of the aggregate amount of the facility if such termination occurs on or prior to June 30, 2010 or 1.50% of the aggregate amount of the facility if such termination occurs after June 30, 2010 but on or prior to June 30, 2012.

We anticipate that the new credit facility will be secured by a lien on substantially all of our assets, except assets of our foreign subsidiaries and shares of our foreign subsidiaries in excess of 65% owned by us and our domestic subsidiaries. We also anticipate that the new credit facility will include financial and other covenants that will limit or restrict our ability to, among other things, incur liens on our properties, make acquisitions and other investments, sell assets and incur indebtedness, subject to specified exceptions. We expect that the new credit facility will restrict or prohibit the payment of dividends on our common stock and repurchases or redemptions of our common stock. We also expect that the new credit facility will require us to maintain the ratio of: (1) (a) the sum of our net income (adjusted as provided in the new credit agreement) plus depreciation, amortization, taxes and interest expense minus (b) unfinanced capital expenditures, to (2) current maturities of our long term debt plus interest expense, at 1.10 to 1 or better. We expect that the new credit facility will contain customary events of default, including an event of default triggered by specified changes in control of our company, and to provide that, upon the occurrence of any event of default, the lender may require us to repay all outstanding borrowings and accrued interest and seize and sell the collateral securing the new credit facility, which would likely have a material adverse effect on our business, results of operations and financial condition.

Equipment Loans. Pursuant to the terms of the equipment loan facility, the lender agreed to make three advances to us up to a total of $2.0 million to provide equipment financing. We cannot re-borrow an equipment loan after it is repaid. As of March 31, 2010, we had received two loans under the equipment loan facility. The outstanding principal balance of each equipment loan must be repaid in monthly installments. Interest is payable on a monthly basis computed at three month LIBOR plus 4.25%, which was equal to approximately 4.5% per annum as of March 31, 2010. The equipment loan facility is secured, together with the existing credit facility, by substantially all of our assets, except assets of our foreign subsidiaries and shares of our foreign subsidiaries in excess of 65% owned by us and our domestic subsidiaries. As of March 31, 2010, the total outstanding balance of the equipment loans was $0.1 million. The equipment loans mature on the earliest of June 30, 2012 (the termination date of the existing credit facility), the date we terminate the credit facility or the date on which the lender demands payment in full following an event of default. The entire unpaid principal balance of the equipment loans, plus accrued interest, is due and payable at maturity. However, we expect that the equipment loans will remain outstanding and continue to amortize under, and be secured by the same collateral as, the new credit facility.

Second Lien Credit Facility. On June 18, 2009, we entered into a financing facility with BHC Interim Funding III, L.P., which we sometimes refer to as second lien credit facility, and received a $5.0 million term loan under that facility. The maturity date of borrowings under the second lien credit facility was June 30, 2012 and loans under the facility bore interest at a per annum rate equal to 14.5%. Our obligations under the second lien credit facility were secured by a second-priority lien on some of our assets. As of December 31, 2009, the aggregate principal amount of borrowing outstanding under the second lien credit facility was $5.0 million. On February 2, 2010 we repaid all borrowings under, and terminated, the second lien credit facility and paid a $0.2 million termination fee. At the time we entered into the second lien credit facility, we granted the lender a warrant to purchase shares of our common stock. See “Description of Capital Stock—Warrants.”

Loans from Stockholders. We had outstanding loans from some of our stockholders in an aggregate principal amount of $0.5 million as of March 31, 2010. These loans bear interest at the rate of prime plus 4% per annum and mature in October 2010. We are required to make quarterly amortization repayments of these loans. We do not anticipate that any similar stockholder loans will be made in the future if this offering is completed. See “Certain Relationships and Related Party Transactions.”

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2009 that were fixed and determinable and the payments due under those obligations in the following periods:

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Operating lease obligations	$3,912	$957	$1,400	$1,033	$522
Purchase obligations—inventory	22,280	22,280	—	—	—
Purchase obligations—capital expenditures	168	168	—	—	—
Purchase obligations—operating expenses	869	869	—	—	—
Bank credit facilities	19,937	19,937	—	—	—
Interim funding facility	5,000	5,000	—	—	—

Total contractual obligations	$52,166	$49,211	$1,400	$1,033	$522

Our operating lease obligations relate solely to our facilities leases.

We have commitments for inventory purchases made in the normal course of business to manufacturers and suppliers. At December 31, 2009, purchase commitments for inventory amounted to $22.3 million, which were fulfilled by January 31, 2010. At December 31, 2009, we also had purchase commitments of $0.2 million for capital expenditures primarily related to commitments for leasehold improvements and purchase commitments of $0.9 million for operating expenses, including consulting, marketing arrangements, advertising and other services. The purchase obligations include all open purchase commitments, both cancellable and non-cancellable.

As of December 31, 2009, unrecognized tax benefits and potential interest and penalties resulted in accrued liabilities of $3.0 million, of which $1.0 million is classified as other current liabilities and accrued expenses, and $2.0 million is classified as other long-term liabilities on our consolidated balance sheets. As of December 31, 2009, the settlement period for the $2.0 million long-term income tax liabilities cannot be determined; however, the amounts are not expected to become due within the next twelve months.

Guarantees

In connection with this offering, we will enter into agreements whereby we agree to indemnify our officers and directors against certain liabilities that may arise as a result of serving in these capacities. The maximum potential amount of future payments we could be required to make under these indemnification agreements is unlimited; however, we have a director and officer insurance policy that limits our exposure and that we believe should enable us to recover all or a portion of any future amounts paid so long as the matters leading to the payment are covered by the policy. As a result of our insurance policy coverage, we believe the estimated fair value of these indemnification agreements is minimal. Accordingly, we have not recorded any liabilities for these agreements.

In the ordinary course of our business, we enter into agreements with a limited number of our customers and suppliers providing that we will indemnify them for damages and costs which may arise from product warranty claims or claims for personal injury or property damage resulting from the use of our products and we may enter into similar agreements in the future. We maintain insurance to protect against these claims, but our insurance coverage may not be adequate to cover all or any part of the claims asserted against us or may not cover those claims at all. We also have agreements with a limited number of customers and suppliers in which we have agreed to defend and indemnify them and hold them harmless from damages and costs which may arise if our products infringe third-party patents or other proprietary rights and we may enter into similar agreements or arrangements from time to time in the future. We may periodically have to respond to claims and litigate these types of indemnification obligations. Any such indemnification claims could require us to make substantial settlement, damages or royalty payments or result in our incurring substantial legal costs. Our insurance does not cover intellectual property infringement. The potential amount of future payments to defend lawsuits or settle indemnified claims under any of these indemnification provisions may be unlimited; however, we believe the estimated fair value of these indemnity provisions is minimal, and accordingly, we have not recorded any liabilities for these agreements.

Recent Accounting Pronouncements

In June 2008, the Financial Accounting Standards Board, or FASB, issued a new accounting standard for determining whether instruments granted in share-based payment transactions are considered participating securities for the purposes of calculating earnings per share. The standard clarified that all outstanding unvested stock-based payment awards that contain rights to nonforfeitable dividends participate in undistributed earnings with common stockholders, and therefore, are considered participating securities. The two-class method of computing basic and diluted earnings per share would have to be applied. This standard is effective for year beginning after December 31, 2008. The adoption of the accounting standard did not have a material impact on our consolidated financial statements, since our restricted stock awards do not provide for nonforfeitable dividends.

In August 2009, the FASB updated its accounting standard that measures the fair value of liabilities. The update provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value of such liability using one or more of the techniques prescribed by the update. The update of this standard did not have any impact on our consolidated financial statements.

In June 2009, the FASB issued a new accounting standard that provides for a codification of accounting standards to be the authoritative source of GAAP in the United States. Rules and interpretive releases of the SEC under federal securities laws are also sources of authoritative GAAP for SEC registrants. We adopted the provisions of the authoritative accounting guidance for the year ended December 31, 2009. The adoption of this standard did not have any impact on our consolidated financial statements.

In April 2010, the FASB updated its accounting standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This update clarifies existing guidance for disclosure of the date through which subsequent events have been evaluated in originally issued and revised financial statements. The update of this standard did not have any impact on our consolidated financial statements.

In April 2010, the FASB updated its accounting standards of disclosures for recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and 2 fair-value measurements and information about purchases, sales, issuance and settlements on a gross basis in the reconciliation of Level 3 fair- value measurements. This updates also clarifies existing fair-value measurement disclosure guidance about the level of disaggregation, input and valuation techniques. This update is effective for interim and annual reporting periods beginning after December 15, 2009. The update of this standard did not have any impact on our consolidated financial statements.

Off-Balance Sheet Arrangements

During the periods presented, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements.

Quantitative and Qualitative Disclosures about Market Risk

Market Risk

Market risk represents the potential for loss due to adverse changes in the fair value of financial instruments. As a global business, we face exposure to adverse movements in foreign currency exchange rates and interest rates. These exposures may change over time as our business evolves and could have a material adverse impact on our results of operations or financial condition.

Foreign Currency Exchange Risk

We are subject to inherent risks attributed to operating in a global economy. Our operations in foreign countries make us subject to risks associated with fluctuating currency values and exchange rates. Sales of our products are denominated primarily in U.S. dollars, which limits the risk that our receivables and net revenues will be adversely affected by changes in currency exchange rates. However, an increase in the value of the U.S. dollar relative to the currency used in the countries where our products are sold may result in an increase in the price of our products in those countries, which may lead to a reduction in sales. Likewise, because we pay our suppliers and third-party manufacturers, most of which are located outside of the United States, primarily in U.S. dollars, any decline in the value of the U.S. dollar relative to the applicable local currency may cause our suppliers and manufacturers to raise the prices they charge us. In addition, we generally pay our employees located outside of the United States in the local currency (with a significant portion of those payments in 2009 having been made in Taiwan dollars) and, as a result of our foreign sales and operations, we have other expenses, assets and liabilities that are denominated in foreign currencies. See “Risk Factors—Currency exchange rate fluctuations could result in our products becoming relatively more expensive to our oversees customers or increase our manufacturing costs, each of which could adversely effect our operating results.”

Interest Rate Risk

Interest on our current revolving credit facility is, and we expect that interest on the new credit facility we plan to enter into in connection with this offering will be, payable on a floating rate. A hypothetical increase or decrease of 1% in the interest rate on our existing credit facility would have led to higher or lower interest expense, net of $0.2 million to our consolidated results of operations based on typical levels of our revolving credit borrowings revolving during 2009.

BUSINESS

Company Overview

We are a leading designer and supplier of high-performance components to the personal computer, or PC, gaming hardware market. Our products are purchased primarily by PC gaming enthusiasts who build their own high-performance desktop computer systems or buy pre-assembled customized systems in order to achieve the processing speeds and graphics capabilities necessary to fully experience leading edge computer games. According to a report that we commissioned from Jon Peddie Research, a market research firm, sales in the do-it-yourself, or DIY, portion of the worldwide PC gaming hardware market are forecasted to be approximately $10.4 billion in 2010. We believe, based on our management’s estimates, that our current product portfolio addresses approximately one-third of this DIY market segment. We believe that we have a leading brand among PC gaming enthusiasts, reflecting our superior product performance, design and reliability. Over the last four years we have introduced new, higher value added PC gaming components, both leveraging and reinforcing our brand image within our target market. Through our 16 years of operation, we have developed a global, scalable operations infrastructure with extensive marketing and distribution channel relationships with distributors and retailers in Europe, the Americas and the Asia Pacific region. For additional information about our corporate history, see “Company History” below.

Our business has two operating segments:

•	high-performance memory components, which includes DRAM modules and high capacity USB flash drives; and

•	gaming components and peripherals, which includes power supply units, solid-state drives, cooling systems and computer cases.

We believe that we are a leader in the worldwide PC gaming hardware market for high-performance DRAM modules and that our Dominator product line includes some of the world’s fastest DRAM modules. We have also demonstrated the ability to expand our sales in the highly fragmented gaming components and peripherals market, with net revenues from this segment of our business growing 82.1% in 2009 compared to 2008 and 123.4% for the three months ended March 31, 2010 compared to the three months ended March 31, 2009, contributing 25.3% of our 2009 net revenues and 27.5% of our net revenues for the three months ended March 31, 2010. We will seek to expand our end-user base and end markets by introducing new peripheral products that are intended to appeal to consumers in the significantly larger mainstream PC gaming market.

We have established a strong brand that we believe is widely recognized and respected in the PC gaming hardware market. We believe that our reputation, reinforced by favorable reviews of our products within the PC gaming community, is instrumental to building and maintaining our market leadership, particularly in light of the technical sophistication of many of our end-users. Our products have won numerous awards from computer enthusiast websites, such as hexus.net, hardocp.com, xbitlabs.com, driverheaven.net (now known as hardwareheaven.net) and legitreviews.com. Our products have also been recognized by a variety of publications, such as Maximum PC, a leading PC enthusiast magazine in the United States, which included our high-performance DRAM modules in their “Dream Machine” PC in 2007, 2008 and 2009, and Custom PC, a widely distributed computer enthusiast magazine in the United Kingdom, whose readers voted us as the Computer Power Supply Manufacturer of the Year in each of the last three years.

Our products are sold to end-users in more than 60 countries through our customers, which are primarily retailers and distributors. End-users purchase our products primarily from online and brick-and-mortar retailers, including major retailers such as Newegg.com, TigerDirect.com, Amazon.com and Best Buy in the United States, Media Markt in Germany, PC World in the United Kingdom and Surcouf in France. For the year ended December 31, 2009, despite challenging market conditions, we generated net revenues of $325.6 million, gross profit of $46.7 million, a net loss of $8.7 million and adjusted net income of $7.0 million. For the three months ended March 31, 2010, we generated net revenues of $103.5 million, gross profit of $14.8 million, net loss of

$11.4 million and adjusted net income of $2.4 million. Adjusted net income (loss), which is not a financial measure under GAAP, is equal to net income (loss) plus tax-adjusted stock-based compensation (benefit) expense (which was an expense of $15.7 million in 2009 and $13.8 million for the three months ended 2010) and is included in this prospectus to provide investors with a supplemental measure of our operating performance. See “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Measures” above for an explanation of how we compute adjusted net income (loss) and for a reconciliation to net income (loss), the most directly comparable GAAP financial measure.

Industry Overview

Consumers desire increasing realism in videogames and game publishers have responded with games that incorporate enhanced live-action, movie-like graphics, sophisticated game play and multi-player interactivity. Although videogames can be played on consoles, smartphones and dedicated handheld gaming devices, the most advanced games require the processing and graphics power of a high-performance gaming PC for optimal performance. The emergence of advanced, multiplayer online videogames, such as World of Warcraft, Need for Speed and Crysis, has also placed increased demands on processing speed and power by giving an inherent competitive performance advantage to players with faster systems. Moreover, gaming enthusiasts often utilize multiple large format video displays and game specific controllers, such as steering wheels and joysticks, for a more immersive experience. This increased complexity of games, along with the use of multiple displays and interface devices, require increased memory, faster processing speeds and superior graphics for optimal performance, which we believe drives the purchase of high-performance PC gaming systems and components.

High-performance desktop gaming PCs typically can be customized by the user, providing PC gaming enthusiasts with the flexibility to configure, upgrade and modify their systems to suit their requirements and incorporate the latest available technology. PC gaming enthusiasts also engage in a practice known as “overclocking,” which involves operating a PC’s DRAM modules, central processing unit and graphics processors above their specified speed, or “clock”, rating, to achieve greater levels of performance and an improved user experience. High-performance systems also require the use of larger and more stable power supplies and, because they generate more heat, more efficient cooling systems to deliver enhanced performance in a reliable manner.

The worldwide installed base of consumer PCs that could be used to play games was estimated to be approximately 228 million in 2008 and is projected to increase to more than 600 million by 2013, according to the PC Gaming Alliance, a computer gaming industry trade association. According to an independent research report by Jon Peddie Research, the worldwide PC gaming hardware market (including systems, accessories and upgrades) was estimated to be approximately $20.8 billion in sales in 2009 and is projected to grow to approximately $35.2 billion in sales in 2013, reflecting a compound annual growth rate of approximately 14.0%. In the separate report that we commissioned, Jon Peddie Research forecasts that sales in the DIY segment of the worldwide PC gaming hardware market will be approximately $10.4 billion in 2010.

The following graphic depicts typical components and peripheral devices used in high-end gaming PCs:

1 Computer Case
2 CPU Cooling System
3 CPU
4 DRAM Modules
5 Graphics Card
6 Motherboard
7 Power Supply Unit
8 USB/Firewire/Audio Ports
9 DVD/CD Read/Write Drive
10 Hard Drives (Solid-State and/or Mechanical Hard Drives)
PERIPHERALS
Joystick
USB Flash Memory
Stereo Speakers and Subwoofer
Display
Gaming Mouse
Keyboard
Headset
Driving Wheel

PC gaming enthusiasts typically spend a significant amount of time using a computer for gaming, communicating and socializing, among other things, and therefore often use the Internet to evaluate and purchase products. As a result, online retail has become an increasingly important distribution channel for PC gaming hardware. These online retail channels are fairly well-developed in North America and Europe, and are becoming increasingly common in Asia and other emerging markets. These trends have been accompanied by the emergence of online communities targeted at computer enthusiasts whose members interact, share ideas and evaluate products through various social media, such as forums, blogs and social networks. These online communities often provide product reviews that assess the performance, reliability, style and the price of computer hardware. We believe that brand recognition and product reputation within these communities can significantly influence purchase decisions made by end-users.

Our Competitive Strengths

We are a leading provider of high-performance PC gaming hardware. We believe that we have a strong position in our target market as a result of the following competitive strengths:

Strong Brand Recognition and Customer Loyalty

We have been shipping high-performance DRAM modules for over 10 years and believe that we have established ourselves as a leading brand among computer gaming enthusiasts. We deliver high-performance and reliable products that have consistently met our targeted and advertised product specifications. This has helped us create a strong brand that we believe is widely recognized and respected in the PC gaming hardware market, as well as a loyal customer base among gaming enthusiasts. As of March 31, 2010, Corsair DRAM modules accounted for five of the twelve Extended Memory Profile-ready DRAM modules listed on Intel’s website as being compatible with their most advanced CPU, the Core i7. We believe that product reviews appearing on websites and in magazines targeted at computer enthusiasts can be very influential to PC gaming enthusiasts’ purchase decisions. In the past decade, we have won numerous awards for our products from computer enthusiast websites, such as hexus.net, hardocp.com, xbitlabs.com, driverheaven.net (now known as hardwareheaven.net) and legitreviews.com, and magazines such as Maximum PC and Custom PC, reinforcing our reputation for consistent product quality and performance. We believe that the strength of our brand and our established base of end-users will facilitate the introduction of new products within our existing product categories, as well as our entry into new product categories.

Broad and Expanding Product Portfolio

We have demonstrated the ability to grow our business by successfully expanding our product portfolio. Because of our extensive experience in the DRAM module market, our engineers have developed a comprehensive understanding of processing speed and of power supply and cooling issues relating to high-performance PC gaming systems. We have applied this expertise to broaden our product portfolio with components targeted to PC gaming enthusiasts. In late 2006, we launched our first line of non-memory components by introducing high-performance power supply units and in 2009 we launched three additional product categories: solid-state drives, cooling systems and computer cases. As of March 31, 2010, these four new product categories constituted our gaming components and peripherals segment, which experienced growth in net revenues from approximately $17.3 million in 2007 to approximately $82.5 million in 2009, reflecting a compound annual growth rate of approximately 118%.

Rapid and Effective Product Development

We leverage the active online community of gaming enthusiasts to understand better the needs of our end-users, with whom we continuously communicate through forums, blogs, customer surveys, social networking websites and other media. Our website, corsair.com, which includes forums, blogs and on-line tutorials, had a monthly average of over 750,000 visits in the first quarter of 2010. We believe that our proactive efforts to solicit and integrate end-user feedback into our product designs enhance our ability to deliver new products within a relatively short time frame and provide us with significant competitive advantages, including valuable insights into consumer trends that help direct our product development efforts, improve our existing products, reduce the risk that our newly introduced products will not be accepted by the market and promote awareness of the Corsair name and brand.

Global Sales and Distribution Network

In over 16 years of operation, we have developed a comprehensive global marketing and distribution network with representation in major markets worldwide. We believe that our ability to market and distribute our products efficiently on a global basis provides us with a competitive advantage. We have established a multichannel sales model and have long-standing relationships with key distributors and retailers worldwide. We have been selling to computer enthusiast retailers for over 10 years and more recently have expanded into mainstream retailers. We currently ship to more than 60 countries and to major retailers including Newegg.com, TigerDirect.com, Amazon.com and Best Buy in the United States, Media Markt in Germany, PC World in the United Kingdom and Surcouf in France. We have leveraged these relationships to bring new products to market more quickly. For example, within six months of launching a new cooling system in 2009, it was being offered through Best Buy’s U.S. network of approximately 1,000 stores.

Scalable and Efficient Operating Model

We maintain a highly scalable and efficient operating model designed to manage the global supply chain of an increasingly diverse mix of products. We believe that our history of competing successfully in the DRAM module market, which is characterized by substantial price volatility, has improved the flexibility and responsiveness of our operations. We outsource the manufacturing and most of the assembly and testing of our products to third parties, which reduces our capital expenditures and enables us to take advantage of third-party manufacturing expertise. As we have expanded our product portfolio, we have developed increasingly sophisticated tools for forecasting and managing our supply chain, freight costs and inventory in a variety of economic environments. Our operational success has been driven by the business processes put in place by our experienced management team, many of whom worked for large, multinational computer component companies prior to joining us.

Our Growth Strategy

We intend to maintain and extend our position as a leading provider of high-performance PC gaming hardware by pursuing the following growth strategies:

Increase Product Sales to our Core Gaming Enthusiast Market

Our goal is to be the leading provider of high-performance components for the PC gaming enthusiast. Our strategy is to maintain and strengthen our position as a leading provider of DRAM modules to the PC gaming market, while growing the market share of our newer product categories. Our objective is to grow the market share of our gaming and peripheral products by leveraging the strength of our brand and reputation with our loyal end-user base, as well as our established global sales channels. As a result, net revenues of our gaming components and peripherals segment grew from $17.3 million in 2007 to $82.5 million in 2009, a compound annual growth rate of approximately 118%. In addition, we intend to continue to introduce new categories of products to serve the computer enthusiast market.

Expand our Served Market

We seek to expand our end-user base and end markets by introducing new peripheral products intended to appeal to consumers in the significantly larger mainstream PC gaming market. We intend to leverage our brand and apply our expertise with existing technologies, our product development capabilities and our knowledge of customer requirements in order to enter product categories such as audio products, which we are currently developing, and input/output devices that are designed to appeal to both mainstream and enthusiast PC gamers.

Leverage our Scalable Operating and Business Model

We intend to continue to leverage our flexible operating model, which has allowed us to limit our operating expenses and deploy our capital efficiently, despite sometimes challenging market conditions. We have successfully developed our third-party design, engineering and manufacturing relationships to complement our internal product development efforts and reduce our capital expenditures. We also believe that our expertise in order fulfillment, logistics, marketing and distribution have helped to drive our continued financial performance and allowed us to take advantage of economies of scale. We believe that our global and scalable operations infrastructure and outsourced manufacturing model can support meaningful growth with modest incremental capital investment.

Build on our Existing Infrastructure to Address Growing Opportunities in the Asia Pacific Region

Sales to the Asia Pacific markets generated 12.7% of our net revenues for the year ended December 31, 2009 and for the three months ended March 31, 2010, with most of our sales in that region coming from Australia and Japan. We believe that there are significant opportunities in China, India and other Asian markets with substantial populations as consumer spending on PC gaming hardware increases with growth in disposable income. We have been actively working in Asia for the last six years by building our sales and marketing infrastructure, creating online communities and building relationships with distributors and retailers as part of our strategy to capture the growth opportunities in the region. We currently employ local language sales representatives in both China and India and intend to continue to devote resources to the Asia Pacific region in order to expand sales as these markets develop.

Pursue Selective Complementary Acquisitions

The markets for some of our products are highly fragmented, with a number of relatively small suppliers, some of which may lack the necessary resources to market and distribute their products effectively. We plan to evaluate, and may pursue, acquisitions that diversify our product offerings and broaden our end-user base or expand our geographic presence. We believe there is significant opportunity to acquire one or more of these companies and, consequently, leverage our brand and extensive distribution channels to market and sell their products more effectively.

Products

We offer a broad range of components to the PC gaming hardware market designed to offer superior performance, reliability, compatibility and style to PC gamers. We operate our business under two product segments that include the following products:

•	high-performance memory components, which includes DRAM modules and USB flash drives; and

•	gaming components and peripherals, which includes power supply units, solid-state drives, cooling systems and computer cases.

In addition, we are currently developing audio products that are tailored to PC gaming enthusiasts and that we plan to offer as part of our gaming components and peripherals product segment.

The following table shows the percentage of our consolidated net revenues generated by each of our two segments during the following periods:

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
High-performance memory components	95.4%	86.7%	74.7%	80.2%	72.5%
Gaming components and peripherals	4.6%	13.3%	25.3%	19.8%	27.5%

Total	100.0%	100.0%	100.0%	100.0%	100.0%

For more financial information about our two reportable segments, see note 6 to our consolidated financial statements, which are included elsewhere in this prospectus.

High-Performance Memory Components

DRAM Memory Modules. We offer a comprehensive line of DRAM modules using double data rate, or DDR, synchronous DRAM, or SDRAM, DDR2 SDRAM and DDR3 SDRAM ICs. We offer the DRAM modules in both dual inline memory module, or DIMM, format for desktop PCs and in small outline DIMM, or SO-DIMM, format for notebook and netbook PCs. Our DRAM modules utilize standard printed circuit board designs and some of our high-performance DRAM modules utilize our patented technology, called Dual-Path Heat eXchange, or DHX, which incorporates a custom extended printed circuit board and heat spreader design for enhanced cooling, which improves their performance and stability when operating at extremely high speeds.

The following table summarizes our primary DRAM module product offerings for PCs as of March 31, 2010:

Product Family	Introduced	Memory Type	Kit Capacity(1)	Module Type	Speed	Typical Use(2)
Dominator GTX Dominator GT Dominator	Q4 2009 Q1 2009 Q4 2006	DDR2 DDR3	2GB to 24GB	DIMM	Up to 2400 MHz	High-performance, higher priced upgrades and new system builds for enthusiasts and gamers
XMS	Q1 2002	DDR2 DDR3	1GB to 16GB	DIMM	Up to 1600 MHz	Performance upgrades and new system builds for budget conscious enthusiasts
Corsair Gaming Memory Corsair Memory Value Select	Q1 2008 Q1 2008 Q1 2007	DDR1 DDR2 DDR3	512MB to 4GB	DIMM	Up to 1066 MHz	Upgrades and replacement modules for mainstream systems
Corsair Gaming Memory Corsair Memory Value Select	Q1 2008 Q1 2008 Q1 2007	DDR1 DDR2 DDR3	512MB to 8GB	SODIMM	Up to 1066 MHz	Upgrades and replacement modules for mainstream notebook and netbook computers

(1)	Kit capacity means the memory capacity of a retail package, which may contain more than one DRAM module.
(2)	Unless otherwise indicated, DRAM modules are for use in desktop PCs.

We also sell limited quantities of server memory modules (which generated less than $1.0 million in net revenues in each of 2008 and 2009 and less than $0.1 million in net revenues for the three months ended March 31, 2010). Although we have at times in the past sold significant quantities of server memory modules, the server market has not been one of our focuses for a number of years.

USB Flash Drives. We sell USB flash drives that are designed to be rugged and water resistant, so that they can be used outdoors or in wet environments. For example, our Voyager series of USB flash drives feature durable rubber housings and are water-resistant, while our Survivor series of USB flash drives are enclosed in precision-milled, aircraft-grade anodized aluminum housings that are crush-resistant and waterproof to a depth of

200 meters. Our USB flash drives are also typically designed for high speed and high capacity. We believe that our USB flash drives appeal to gaming enthusiasts because they also offer the ability to transfer large blocks of data quickly.

The following table summarizes our primary USB flash drive product offerings as of March 31, 2010:

Product Family	Introduced	Capacity	Key Features
Voyager GTR Voyager GT Flash Voyager	Q1 2010 Q1 2007 Q4 2004	4GB to 128GB	Rugged, rubber housing for durability and water resistance
Flash Voyager Mini	Q2 2008	4GB to 32GB	Compact physical dimensions with a rugged, rubber housing
Survivor GT Flash Survivor	Q4 2009 Q2 2007	8GB to 64GB	Aircraft-grade aluminum housing; crush-resistant and waterproof to 200 meters
Flash Voyager Padlock	Q1 2010	8GB	Same housing as Flash Voyager with secure, 256-bit hardware encryption and access protected by personal identification number

Gaming Components and Peripherals

Power Supply Units. We design and sell power supply units for gaming PCs designed to deliver stable and continuous output power at the rated specification under extreme load and temperature conditions, energy efficiency, compatibility with industry standard physical dimensions and reduced noise generation. In addition to consistently delivering true rated power output, all of our power supply units have received 80 Plus certification for energy efficiency, an electric utility-funded program targeted to integrate more energy efficient power supplies into computer equipment. Our power supply units meet or exceed the Advanced Technology Extended, or ATX, 2.1.3 standard, a physical dimensions standard developed by Intel to ensure component configurability. Finally, our highest performance power supplies, the HX series, have noise-reduced fans that are automatically activated at the higher temperatures caused by high power loads, and also incorporate the use of modular cables that can be removed and configured for enhanced flexibility.

The following table summarizes our primary power supply unit product offerings as of March 31, 2010:

Product Family	Introduced	Connector Type(1)	Rated Output	Energy Efficiency	Primary Application
Professional Series (HX Models)	Q3 2006	Modular	650 to 1000 Watts	80 Plus Certified	High-performance desktop gaming PCs with multiple graphics cards
Enthusiast Series (TX and VX Models)	Q3 2006	Non-modular	450 to 950 Watts	80 Plus Certified	Performance desktop gaming systems and other desktop PCs with higher power requirements
Builder Series (CX Models)	Q4 2008	Non-modular	400 Watts	80 Plus Certified	Value-oriented desktop PCs with lower power requirements

(1)	A modular cable configuration means that the cables are detachable from the power supply unit, while a non-modular configuration means that the cables are integrated into the power supply unit.

Solid-State Drives. We offer several families of solid-state drives targeted at gaming enthusiasts seeking quicker PC memory access (compared to traditional hard drives) in order to reduce start-up, or boot, time and allow computer games and other applications to respond more quickly. Our solid-state drives incorporate controller designs of industry leaders like Samsung, Indilinx and JMicron. Our solid-state drives pair these controllers with NAND flash memory ICs from select suppliers to attain specific price and performance targets.

The following table summarizes our primary solid-state drive product offerings as of March 31, 2010:

Maximum Performance
Product Family	Introduced	Capacity	Seq. Read(1)	Seq. Write(1)
Performance Series	Q1 2009	64GB / 128GB / 256GB / 512GB	240MB/sec	200MB/sec
Extreme Series	Q3 2009	32GB / 64GB / 128GB / 256GB	240MB/sec	170MB/sec
Nova Series	Q1 2010	64GB / 128GB	270MB/sec	195MB/sec
Reactor Series	Q1 2010	32GB / 64GB / 128GB / 256GB	250MB/sec	170MB/sec
Force Series	Q1 2010	100GB / 200GB	285MB/sec	275MB/sec

(1)	Seq. Read means sequential speed of accessing data and Seq. Write means sequential speed of writing data; both are measured in megabytes per second, or MB/sec.

Cooling Systems. We offer air, liquid and thermoelectric cooling systems for both CPUs and DRAM modules that are designed to reduce the negative impact on performance that can result from excess heat generated by high-performance gaming PCs.

The following table summarizes our primary cooling system offerings as of March 31, 2010:

Product Family	Introduced	Device to be Cooled	Cooling Method	Description
Hydro Series	Q2 2009	CPU	Water	Simple, maintenance-free, closed-loop liquid cooling system that eliminates the need for pumps, reservoirs and tubing
	Q2 2009	Corsair Dominator DRAM modules equipped with our patented DHX technology	Water	Efficient, cost effective and quiet system that replaces the Dominator DRAM module’s cooling fins and provides direct contact between the DRAM module, DHX heat spreaders and the water-cooling loop
Air Series	Q1 2010	CPU	Air	Traditional fan-based CPU cooling system
	Q3 2006	DRAM modules	Air	Low cost fan-based system
Ice Series	Q2 2009	Corsair Dominator DRAM modules equipped with our patented DHX technology	Thermoelectric	High-end silent system that replaces the Dominator DRAM module’s cooling fins and cools the DRAM module below ambient temperature; includes humidity sensor to avoid ice build-up

Computer Cases. We offer computer cases for use by end-users who build their own PCs. We believe that drivers for this market include quality of construction, ease of access, ability to effectively dissipate heat, configurability and compatibility with a wide range of hardware components. We also believe that case style and design can be critical factors in the purchasing decision of a computer case. We began shipment of our high-end, custom-designed Obsidian 800D full-tower computer case in August 2009, followed in March 2010 by our Obsidian 700D full tower computer case, which is based on the same design as the 800D but addresses a lower price point.

The following table summarizes our computer case offering:

Product Family	Model Number	Introduced	Size	Key Features
Obsidian Series	800D	Q2 2009	Full tower	Windowed side panel; four “hot swap”(1) drive bays; three isolated thermal zones for better temperature control; space for a triple radiator for water cooling; mounting locations for up to seven fans; accommodates up to three extended length, high-performance graphics cards
	700D	Q1 2010	Full tower	Based on the same design as the 800D but addresses a lower price point by removing the “hot swap”(1) drive bays and windowed side panel

(1)	“Hot swap” drive bays allow drives to be inserted and removed without shutting down the computer.

Product Development

We believe that our future success depends on our ability to develop and market new product categories as well as improved versions of existing products successfully. Our product development efforts focus on broadening our portfolio with innovative, value-added products that enhance the PC gaming experience. This process begins with the initial market analysis and product definition phase, where we decide the exact specifications of new products needed by our end-users. We then leverage third-party manufacturers and, in some cases, engineering and design firms to help us design, prototype and fabricate our products. We select these third-party partners through a comprehensive selection process and subject them to rigorous quality controls. We perform extensive in-house testing of our products with the latest CPUs and graphics cards to ensure the optimal performance and compatibility of our products with the most advanced hardware. Our rigorous product development and testing is designed to give us the ability to meet the needs of our end-users consistently with well designed, high-performance and reliable products.

We have assembled a product development team that includes highly-skilled electrical and mechanical engineers, applications experts and engineering program managers with a thorough understanding of PC gaming hardware, gaming trends and specific technical expertise spanning a broad range of PC components. As of March 31, 2010, our product development team included 29 employees working on product definition, design, compatibility testing and qualification.

Marketing

Our marketing efforts are designed to enhance the Corsair brand name, to help us acquire new customers and to increase sales from our existing customers. We have structured our marketing organization to achieve both product- and geography-specific coverage. In addition, our marketing personnel regularly meet with other key industry suppliers such as Intel, AMD, NVIDIA and Asus, in order to ensure that our product development efforts appropriately address the needs of their new products and also to discuss trends and changes in the computer technology market.

We build awareness of our products and brand through advertising campaigns, public relations efforts, marketing development funds and other financial incentives provided to retailers to promote our products, end-user rebates, online social media outreach, online and in-store promotions and merchandising, our website and other efforts. We believe that our products and brand have also benefited from word-of-mouth discussions among computer enthusiasts, customer referrals and positive product reviews.

We benefit from an active computer gaming community whose members communicate with each other through various online social media such as forums, blogs and social networks, including Facebook, Twitter and YouTube. In addition to third-party hosted domains, we host Corsair-branded forums that are accessible via our website. We actively participate in this community, enabling us to communicate directly with our end customers. Finally, we regularly publish technical and editorial content through various online and print channels and participate in industry trade shows, gaming competitions and other consumer-facing events that provide us with the opportunity to demonstrate our products.

Sales and Distribution

We sell our products worldwide through two primary channels: online and brick-and-mortar retailers, which are covered by our direct sales force, and a network of domestic and international distributors. We maintain sales offices or sales personnel in the United States, Canada, Germany, France, the United Kingdom, Russia, the Netherlands, Poland, Italy, Switzerland, Taiwan, China and India. Each of our sales directors has over ten years of sales and marketing experience in the information technology industry and each of our regional managers and sales representatives has at least five years of sales and marketing experience.

We have divided our sales organization into three major regions—Europe, the Middle East and Africa; the Americas; and Asia Pacific— and we have local language-speaking employee sales representatives in the countries that, in the aggregate, generate the majority of our revenue. We ship our products directly to approximately 25 retailers and over 100 distributors and, through distributors, supply our products to several hundred smaller online and brick-and-mortar retailers.

Our direct sales force supports leading online retailers, such as Newegg.com, TigerDirect.com, Amazon.com and NCIX in North America; eBuyer, Overclockers.co.uk and Scan in the United Kingdom; LDLC and Rue Du Commerce in France; Alternate in Germany; and Komplett in Norway. We also focus on major brick-and-mortar retailers such as Best Buy, Fry’s Electronics, Micro Center and CompUSA in the United States; Media Markt, Atelco and K&M in Germany; PC World in the United Kingdom; and Surcouf in France. A small portion of our net revenues (less than 1% in 2009 and the three months ended March 31, 2010) is from sales directly to original equipment manufacturers that manufacture gaming PCs.

Our distributors sell our products mainly to online and brick-and-mortar retailers and to small system integrators and value added resellers. Our major distributors in the Americas are Ingram Micro and D&H in the United States and Supercom in Canada. In Europe, the Middle East and Africa, we have over 60 distributors in over 30 countries, with the major distributors being S&K, Ingram Micro, Bcom, Devil and MemQ in Germany; Komplett in Norway; Enta and Realtime in the United Kingdom; Gandalf in Sweden; BAS and Quote in the Netherlands; ABC Data in Poland; Merlion and Neo in Russia; Actebis and Bacata in France; CDC Point and Brevi in Italy; and Captech in Sweden. In the Asia Pacific region, we sell to over 25 distributors in approximately 15 countries, with the major distributors being Altech Computers in Australia; Links International and Synnex KK in Japan; Dimensi Tiga Computer in Indonesia; Timesrunner International in China; Cudo Technologies in Malaysia; and Hornington Computers in Hong Kong.

For the three years ended December 31, 2009 and the three months ended March 31, 2010, only Newegg.com accounted for more than 10% of our consolidated net revenues in any single year, accounting for approximately 11.8%, 10.8% and 11.1% of our net revenues in 2007, 2008 and 2009, respectively, and 13.0% and 11.1% of our net revenues for the three months ended March 31, 2009 and 2010, respectively.

Production and Operations

We believe we have developed a global, scalable production and operations infrastructure that allows us to deliver our products cost-effectively and in a timely manner. Production of most of our high-speed DRAM modules involves testing and speed sorting of both DRAM ICs and modules and retail packaging in our facilities in Taoyuan, Taiwan. Our ability to test and sort DRAM modules efficiently enables us to grade them and offer high-performance DRAM modules at higher price points. For standard speed DRAM modules we also procure assembled modules from approved subcontractors and then test and package most of them in our Taiwan facility.

All of our products, other than DRAM modules, are manufactured to our design and specifications by outsourced factories located in Asia. We use outsourced manufacturing facilities to limit our capital expenditures, take advantage of third-party manufacturing expertise and give us the flexibility and scalability to respond to changing demands for our products. Our manufacturers order components that have long lead times based on our demand forecasts and purchase other components as needed. We ship our products to our regional distribution hubs in California, the Netherlands, Hong Kong and Taiwan. We do not have any long-term supply agreements with any of the companies that manufacture or supply our DRAM modules or other products or any of the components used in our products.

In addition to our production capabilities, our corporate planning process places particular emphasis on driving efficiencies in demand forecasting, supply chain planning, procurement, freight costs and inventory management. For example, DRAM modules and, to a more limited extent, USB flash drives and solid-state drives are subject to significant swings in price and our goal of limiting the time DRAM modules, USB flash drives and solid-state drives are held in our inventory to ten days or less helps mitigate any impact that this volatility may have on our gross margins. Furthermore, given the products we sell and the global nature of our business, freight costs can have a significant impact on our expenses. Because of this, we have developed a sophisticated forecast and planning process designed to reduce the cost of transporting our products to our regional distribution hubs and, finally, to our customers. We have utilized Oracle enterprise resource planning applications since 2007 and believe we currently have a stable and scalable information technology platform.

Our operations outside of the United States expose us to a number of risks. For additional information, see “Risk Factors—We rely on manufacturers in Taiwan to supply a significant portion of our DRAM modules, most of our USB flash drives and some of our solid-state drives, we rely on manufacturers in China to produce all of our power supply units, cooling systems and computer cases, and the facility where we perform testing and packaging of most of our DRAM modules is located in Taiwan, which exposes us to risks could harm our business” and “—We conduct our operations and sell our products internationally and the effect of business, legal and political risks associated with international operations could significantly harm us.” For information about our net revenues and long-lived assets by geographic area, see note 6 to our consolidated financial statements, which are included elsewhere in this prospectus.

Backlog

Sales of our products are generally made pursuant to purchase orders and customers typically do not enter into long-term purchase agreements or commitments with us. Customer purchase orders typically call for product shipment within one week and, because prices of DRAM modules can change significantly over short periods of time, we try to ship a substantial percentage of DRAM modules on the same day we receive the orders. Consequently, we do not believe that our order backlog as of any particular date is material or a reliable indicator of sales for any future period.

Competition

We face intense competition in the markets for all of our products. We operate in markets that are characterized by rapid technological change, constant price pressure, rapid product obsolescence, evolving industry standards and new demands for features and performance. We experience aggressive price competition and other promotional activities by competitors, including in response to declines in consumer demand and excess product supply or as competitors seek to gain market share.

In recent years, we have added new product categories and we intend to introduce new product categories in the future. To the extent we are successful in adding new product categories, we will confront new competitors, many of which may have more experience, better known brands and greater distribution capabilities in the new product categories and markets than we do. In addition, because of the continuing convergence of the markets for computing devices and consumer electronics, we expect greater competition in the future from well-established consumer electronics companies. Many of our current and potential competitors, some of which are large, multi-national businesses, have substantially greater financial, technical, sales, marketing, personnel and other resources and greater brand recognition than we have. Our competitors may be in a stronger position to respond quickly to new technologies and may be able to design, develop, market and sell their products more effectively than we can. In addition, some of our competitors are small or mid-sized specialty companies, which may enable them to react to changes in industry trends or consumer preferences or to introduce new or innovative products more quickly than we can. As a result, our product development efforts may not be successful or result in market acceptance of our products.

Competitors in the DRAM module, USB flash drive and solid-state drive markets. Our primary competitors in the markets for DRAM modules and USB flash drives include Adata, GSkill, Kingston Technology, Micron Technology through its Crucial division, OCZ Technology and SanDisk. Our primary competitors in the market for solid-state drives include Intel, Micron Technology through its Crucial division, OCZ Technology, Patriot and Super Talent. In that regard, we face the risk that established semiconductor companies, such as Intel, Micron Technology, Samsung and SanDisk, which each manufacture DRAM or NAND flash memory ICs and incorporate them into the DRAM modules, USB flash drives or solid-state drives they sell, or established disk drive companies, such as Seagate or Western Digital, that sell solid-state drives, will use their lower cost structures, widely recognized brands and other resources to price their products substantially below ours and capture market share from us.

Competitors in the power supply unit, cooling system and computer case markets. Our primary competitors in the markets for power supply units, cooling systems and computer cases include Antec, Coolermaster and Thermaltake.

Competitors in new markets. We are developing audio products and are considering a number of other new computer hardware product categories and, to the extent we introduce products in new categories, we will likely experience substantial competition from additional companies, which may include large computer peripherals and consumer electronics companies with global brand recognition and significant resources.

Competition from video game consoles. Computer games may be subject to significant competition from dedicated video game consoles, such as Microsoft’s Xbox, Nintendo’s Wii and Sony’s PlayStation, to the extent that the processing and graphics power of those consoles increase substantially. Our products are not designed for use in video game consoles. As a result, our net revenues and other operating results may suffer to the extent that consumer spending on video game consoles and related games increases, whether as a result of the introduction of new games or improved gaming consoles or for other reasons.

Competitive factors in our markets. We believe that the principal competitive factors in our markets include performance, reliability, brand and associated style and image, price, time to market with new emerging technologies, early identification of emerging opportunities, interoperability of products and responsive customer support on a worldwide basis.

Our ability to compete successfully is fundamental to our success in existing and new markets. If we do not compete effectively, demand for our products could decline, our net revenues and gross margin could decrease and we could lose market share, which could harm our business, results of operations and financial condition.

Intellectual Property

We consider the Corsair brand to be one of our most valuable assets. Our future success depends to a large degree upon our ability to defend the Corsair brand from infringement and, to a limited extent, to protect our other intellectual property. We rely on a combination of copyright, trademark, patent and other intellectual property laws and confidentiality procedures and contractual provisions such as non-disclosure terms to protect our intellectual property.

As of March 31, 2010, our trademark portfolio consisted of 12 trademarks, for which we had approximately 75 registrations in 28 countries and the European Union and 15 pending applications for registration in 10 countries. As of that date, these included the registration of the Corsair name as a trademark in 26 countries and the European Union, and pending applications to register it as a trademark in 6 countries. Although we hold trademarks on the Corsair name in the United States and a number of other countries, the Corsair name does not have trademark protection in other parts of the world, including some major markets, and we may be unable to register the Corsair name as a trademark in some countries.

As of March 31, 2010, we had been issued two utility patents in the United States and had six utility patent applications pending (five in the United States and one in a foreign country) and we had one registered design in the European Union but no design patents or pending design patent applications elsewhere. Our U.S. patents expire in 2027. Neither of our issued patents nor, if granted, any of the patents we have applied for would prevent third parties from selling products similar to ours. In addition, we do not have any confidential or proprietary processes or procedures that would make it difficult for a competitor to produce products like ours.

The expansion of our business has required us to protect our trademarks, domain names, copyrights and patents and, to the extent that we expand our business into new geographic areas, we may be required to protect our trademarks, domain names, copyrights, patents and other intellectual property in an increasing number of jurisdictions, a process that is expensive and sometimes requires litigation. If we are unable to protect our trademarks, domain names, copyrights, patents and other intellectual property rights, or prevent third parties from infringing upon them, our business may be adversely affected, perhaps materially. For additional information, see “Risk Factors—We do not have patents or other intellectual property that would prevent third parties from selling products similar to ours, which may allow competitors to capture market share from us.” and “—Our future success depends to a large degree on our ability to defend the Corsair brand from infringement and, if we are unable to protect our brand and other intellectual property, our business could be materially adversely affected.”

Companies in the technology industry are frequently subject to litigation or disputes based on allegations of infringement or other violations of intellectual property rights. We have faced claims that we have infringed intellectual property rights of others in the past, we face those claims currently and we expect to face similar claims in the future. For example, we are one of a number of companies named in a patent infringement complaint by Ring Technology regarding DRAM ICs used in some of our server memory modules and a separate patent infringement complaint by Infineon, which we expect will be dismissed, regarding some of the DRAM ICs used in our DRAM modules. For additional information, see “Business—Legal Proceedings.” Any intellectual property claims, with or without merit, can be time consuming, expensive to litigate or settle and can divert management resources and attention. See “Risk Factors—We have in the past been, are currently, and may in the future be, subject to intellectual property infringement claims, which are costly to defend, could require us to pay damages or royalties and could limit our ability to use certain technologies in the future.”

Employees

As of March 31, 2010, we had a total of approximately 383 employees, of which approximately 272 were in operations, 41 in marketing and sales, 41 in finance, information technology, human resources, corporate and facilities and 29 in product development. Our product development team includes employees working on product design, definition, compatibility testing and qualification. From time to time, we engage a limited number of temporary workers and independent contractors where necessary in connection with a particular project or order or to fill a vacancy while recruiting a permanent employee. None of our employees is currently represented by a labor union or is covered by a collective bargaining agreement with respect to his or her employment. To date we have not experienced any work stoppages, and we consider our relationship with our employees to be good.

Seasonality

We have experienced and expect to continue to experience seasonal fluctuations in sales due to the spending patterns of our customers. Our unit sales volumes have generally been lowest in the first and second calendar quarters due to a drop off in sales following the fourth quarter holiday season and because of the decline in sales that typically occurs in anticipation of the introduction of new or enhanced CPUs, graphics cards and other computer hardware, which usually takes place in the second calendar quarter and which tends to drive sales in the following two quarters. As a consequence of seasonality, our total unit shipments for the second calendar quarter are generally the lowest of the year, followed by unit shipments for the first calendar quarter, although the effect of these lower quarterly unit volumes on our consolidated net revenues may be masked by changes in average selling prices of our products. We expect these seasonality trends to continue.

Environmental Matters

Our operations and properties are subject to a variety of U.S. and foreign environmental laws and regulations governing, among other things, air emissions, wastewater discharges, management and disposal of hazardous and non-hazardous materials and waste, and remediation of releases of hazardous materials. We believe, based on current information, that we are in material compliance with environmental laws and regulations applicable to us. However, our failure to comply with present and future requirements under these laws and regulations, or environmental contamination or releases of hazardous materials, could cause us to incur substantial costs, including clean up costs, personal injury and property damage claims, fines and penalties, and costs to redesign our products or upgrade our facilities, or require us to curtail our operations, any of which could have a material adverse effect on our business.

Facilities

We do not own any of our facilities. The following table sets forth the location, approximate size and primary use of our principal leased facilities:

Location	Approximate Size (Building) in Square Feet	Primary Use	Lease Expiration Date
Fremont, California	55,300	Corporate Headquarters, Research and Development, Administration	09/30/2015

Taoyuan, Taiwan	85,850	Manufacturing Services, Logistics, Distribution	(1)

Almere, Netherlands	21,650	European Distribution, European Sales Support, Planning and Backlog Support	12/31/2012

(1)	We maintain ten leases in Taiwan. One lease relating to approximately 39,000 square feet has an expiration date of April 15, 2013, one lease relating to approximately 10,650 square feet is subject to a month-to-month arrangement, one lease relating to approximately 1,100 square feet has an expiration date of October 19, 2010 and seven leases relating to a total of approximately 35,100 square feet have expiration dates of February 14, 2011.

Legal Proceedings

On March 24, 2010, Ring Technology Enterprises of Texas, LLC, or Ring Technology, filed a complaint in the U.S. District Court for the Eastern District of Texas Marshall Division, or the Texas District Court, against us and 42 other companies. Ring Technology claims that certain server memory modules that we sold and continue to sell infringe U.S. Patent No. 6,879,526, or the ‘526 patent. Ring Technology’s complaint requested that the Texas District Court grant a permanent injunction to enjoin us from infringing the ‘526 patent. Ring Technology also requested the following relief from the Texas District Court: (1) an order requiring us to pay Ring Technology damages, costs and expenses, including pre-judgment and post-judgment interest and (2) an order that we pay Ring Technology attorneys’ fees. In the event that Ring Technology prevails in this action, we will be precluded from selling certain server memory modules in the United States without obtaining a license from Ring Technology, which would likely require that we pay Ring Technology royalties, which could be substantial. In addition, to settle this matter we might be required to make a payment, which could be substantial, to Ring Technology. Although we have at times in the past sold significant quantities of the server memory modules that are the subject of Ring Technology’s complaint, the server market has not been one of our core markets for a number of years and our net revenues from the sale of server memory modules were less than $1.0 million, in both 2008 and 2009 and less than $ 0.1 million for the three months ended March 31, 2010. Accordingly, we do not believe that this action, if decided adversely to us, would have a material adverse effect on our net revenues, although there can be no assurance in that regard. However, this action will result in legal and other costs, which could be substantial, and may divert the attention of our management from running our business.

On February 19, 2010, Infineon Technologies AG and Infineon Technologies North America Corp., which we refer to, collectively, as Infineon, filed a complaint under Section 337 of the Tariff Act of 1930, 19 U.S.C. § 1337, in the U.S. International Trade Commission, or the ITC, against us, our subsidiary Corsair Memory (Taiwan), and 18 other companies, including Elpida Memory Inc. and Elpida Memory (USA) Inc., which we refer to, collectively, as Elpida. We sometimes refer to each company named in the complaint, including ourselves, as a respondent. Infineon claims that some DRAM ICs manufactured by Elpida and included in some products that we and the other respondents sold and continue to sell infringe claims of U.S. Patent Nos. 5,480,051; 5,422,309; 5,397,664; and 7,071,074. Based on Infineon’s complaint, the ITC instituted an investigation pursuant to 19 U.S.C. § 1337 on March 18, 2010. The investigation is entitled “In the Matter of Certain Dynamic Random Access Memory Semiconductors and Products Containing Same, Including Memory Modules,” Inv. No. 337-TA-707. On May 20, 2010, Infineon announced that it had settled its patent infringement claim against Elpida and that both Infineon and Elpida had agreed to seek dismissal of all pending patent infringement cases, including the ITC action. A dismissal of the ITC action will involve all respondents, including us. Infineon and Elpida have also entered into a patent cross license. Since our involvement in the ITC action was only because some of our products include certain DRAM ICs manufactured by Elpida, we believe that resolution of the dispute between Infineon and Elpida resolves all pending claims Infineon has against us. However, until the ITC action is dismissed, this action will result in legal and other costs and may divert the attention of our management from running our business.

We are from time to time involved in various other legal proceedings that arise from our business activities. Although the outcome of legal proceedings cannot be ascertained, in our judgment on the basis of present information, we are not currently a party to any litigation the outcome of which would, if determined adversely to us, be reasonably expected to have a material adverse effect on our financial condition.

Company History

We were founded in 1994 as a California corporation and reincorporated in the State of Delaware in 2007. Five years ago, we were primarily a manufacturer and supplier of DRAM modules used by computer enthusiasts in order to build and customize high performance gaming PCs, as well as other memory products. In 2006, we began to focus on expanding our business beyond DRAM modules by introducing new products such as power supply units starting in 2006, solid-state drives in 2009, fan-based cooling systems starting in 2006 and liquid and thermoelectric cooling systems and computer cases in 2009 and by expanding the range of our USB flash drives starting in 2007. As we have expanded our product portfolio, we have hired additional employees in order to strengthen our management, which now includes executives who have worked at large public technology companies, and our product development and sales and marketing teams.

Prior to 2005, most of our products were manufactured or tested in the United States. During the last five years, we have transitioned the testing and packaging of most of our DRAM modules to our facility in Taiwan and outsourced the manufacturing of our other products, although we continue to conduct product development in the United States. We have also expanded the geographic reach of our sales and marketing effort by entering new markets and opening a distribution center in the Netherlands.

In connection with this offering, we will effect a corporate reorganization pursuant to which Corsair Components, Inc., which was incorporated in Delaware in January 2010 and is the issuer of the common stock to be sold in this offering, will become our parent holding company. For additional information, see “Prospectus Summary—Corporate Information” and “—The Holding Company Formation and Repurchase Right Termination.”

MANAGEMENT

Executive Officers and Directors

The following table sets forth the names, ages and positions of our executive officers and directors as of April 16, 2010:

Name	Age	Position
Andrew J. Paul	53	Chief Executive Officer, President and Director
Nicholas B. Hawkins	49	Chief Financial Officer, Treasurer and Director
José R. Flahaux	64	Senior Vice President, Operations
George R. Elliott(1)(2)	57	Chairman of the board of directors and Director
John S. Hodgson(1)(2)(3)	66	Director
Samuel R. Szteinbaum(1)(2)(3)	48	Director

(1)	Member of the audit committee
(2)	Member of the compensation committee
(3)	Member of the nominating and governance committee

Andrew J. Paul co-founded Corsair in 1994. He has served as our Chief Executive Officer, President and member of our board of directors since 1994. Mr. Paul was selected to our board of directors because of his deep knowledge of the business having co-founded Corsair. Prior to founding Corsair, Mr. Paul served as President of the Multichip Division at Cypress Semiconductor Corporation, a provider of semiconductor devices. Mr. Paul founded Multichip Technology, Inc., a provider of high-performance memory modules and electronics in 1987, and the business was sold to Cypress Semiconductor Corporation in 1993. Prior to that, he worked as a marketing manager at Integrated Device Technology, Inc. and in several sales and marketing positions at Fairchild Semiconductor Incorporated. Mr. Paul holds an honors degree in Physics from The City University, London, England.

Nicholas B. Hawkins has served as our Chief Financial Officer, Treasurer and member of our board of directors since January 2008. Mr. Hawkins was selected to our board of directors due to his public company and professional accounting firm experience. From April 2006 to December 2007, he served as the Chief Financial Officer and as a member of the board of directors for Zetex plc, a multinational manufacturer of analog semiconductor devices. From June 2004 to March 2006, Mr. Hawkins served as Chief Financial Officer for McMillan-Scott plc, a publishing firm based in the United Kingdom. From July 1995 to December 2002, he held various positions at European Colour plc, a performance coatings company, serving as interim Chief Executive Officer and as Group Finance Director. Mr. Hawkins also served as Deputy Chairman of the board of directors of European Colour plc from January 2003 through February 2005. Mr. Hawkins holds a B.S. degree in Chemical Engineering from Exeter University in England and is recognized as a Fellow Chartered Accountant (FCA) by the Institute of Chartered Accountants in England and Wales.

José R. Flahaux has served as our Senior Vice President, Operations since joining Corsair in October 2008. From September 2000 through June 2008, he held various positions at SanDisk Corporation, a supplier of digital memory, storage devices and multimedia devices, including Senior Vice President of Strategic Planning from January 2006 to June 2008, Senior Vice President of Worldwide Operations from January 2003 to January 2006 and Vice President of Worldwide Operations from September 2000 to January 2003. In 1999, he served as Vice President of Global Supply Chain at Raychem Corporation, a component supplier. From 1985 to 1997, he held senior management roles in operations at Unisys Corporation, a manufacturer of computer equipment, including Vice President and General Manager of Operations for the personal computer and server division from 1993 to 1997. While at Unisys Corporation, Mr. Flahaux received the corporation’s Chairman’s Award for Innovation. Mr. Flahaux holds a B.S. degree in Electrical Engineering from the Polytechnic Institute of Liège, Belgium, and served as a captain in the Belgian Air Force Reserve.

George R. Elliott has been a member of our board of directors since August 2007 and Chairman of the board of directors since June 2009. Mr. Elliott was selected to our board of directors due to his technology industry experience, in particular in the semiconductor sector, and his financial experience. From 2000 to 2007, he served as Chief Financial Officer for Wolfson Microelectronics plc, an international provider of high-performance mixed-signal semiconductors to the consumer electronics market. From 1998 to 2000, he served as Chief Financial Officer for Calluna plc, a hard disk drive company whose format is now used in MP3 players and, from 1996 to 1998, he served as Director of Commercial Operations at its trading subsidiary, Calluna Technology Ltd. From 1990 to 1995, Mr. Elliott served as Business Development Director at McQueen International Limited, a provider of European integrated manufacturing and support services for companies in the information technology industry. From 1983 to 1990, Mr. Elliott was a partner at Grant Thornton LLP, a global financial audit, tax and advisory firm. Mr. Elliott is currently the Non-executive Chairman of Craneware plc, a financial software solutions provider for hospitals and healthcare companies. He is also a Non-executive Director of Summit Corporation plc, a drug discovery company, Oxonica plc, a manufacturer and licensor of nanomaterial products, and Scotcloth Limited, a company established to sell and market web-based software tools to textile designers. He is a member of the Institute of Chartered Accountants of Scotland and holds a B.A. degree in Accountancy and Finance from Heriot-Watt University.

John S. Hodgson has been a member of our board of directors since April 2007. Mr. Hodgson was selected to our board of directors due to his technology industry experience, in particular in the semiconductor sector. From 2000 to 2006, Mr. Hodgson served as Chief Executive Officer and a member of the board of directors of CSR plc, a provider of multifunction connectivity and location platforms, including Bluetooth and WiFi, based in Cambridge, England. From 1997 to 1999, Mr. Hodgson was Senior Vice President of Sales at VLSI Technology, Inc. a provider of custom and semicustom integrated circuits. From 1990 to 1997, he was responsible for strategic marketing and then global sales at AT&T Microelectronics. His previous experience includes serving at Texas Instruments, Incorporated, an analog and digital semiconductor integrated circuit design and manufacturing company, from 1965 to 1975 and then Fairchild Semiconductor International, Inc., a semiconductor manufacturer, from 1975 to 1981. Mr. Hodgson holds a B.Sc. degree in Ceramic Engineering from Leeds University, England.

Samuel R. Szteinbaum has been a member of our board of directors since April 2009. Mr. Szteinbaurm was selected to our board of directors due to his technology industry experience, in particular in the PC industry. From June 1982 to November 2008, Mr. Szteinbaum held various positions at Hewlett-Packard Company, an international technology company, including serving as Vice President of the Consumer Products Group (Desktop and Notebook Computing) from May 2002 through October 2005 and as Vice President and Chief Learning Officer from October 2005 to November 2008. Mr. Szteinbaum serves on the board of directors of Sococo, a social communications enterprise, as well as Chairman of the board of directors of Asetek, Inc., a privately held manufacturer of cooling devices for computer manufacturers. Mr. Szteinbaum holds an M.S. degree in Management from Purdue University and B.A. degrees in Mathematics and Economics from University of California, Santa Cruz.

There are no family relationships among any of our executive officers and directors.

Board Composition; Classified Board

Our board of directors is currently composed of five members. Our certificate of incorporation and bylaws provide that the number of our directors shall initially be five and thereafter will be fixed from time to time by a resolution of the majority of our board of directors.

Our directors will be elected by the holders of our common stock, voting together as a single class. Our board of directors is divided into three classes of directors serving staggered terms of three years each. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the class whose term is then expiring. The terms of our current directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during the year 2011 for the Class I directors, 2012 for the Class II directors and 2013 for the Class III director.

•	Our Class I directors are George R. Elliott and Samuel R. Szteinbaum.

•	Our Class II directors are Nicholas B. Hawkins and John S. Hodgson.

•	Our Class III director is Andrew J. Paul.

Director Independence

In April 2010, our board of directors undertook a review of the independence of our directors and considered whether any director has a material relationship with us that could compromise that director’s ability to exercise independent judgment in carrying out that director’s responsibilities. The board of directors considered the fact that Mr. Szteinbaum is the Chairman of the board of directors of Asetek, Inc., one of our suppliers, and concluded that it did not impact his independence. As a result of this review, our board of directors determined that George R. Elliott, John S. Hodgson and Samuel R. Szteinbaum, representing a majority of our directors, are “independent directors” as defined under the rules of the Nasdaq Global Market, or Nasdaq.

Board Committees

Our board of directors has an audit committee, a compensation committee and a nominating and governance committee.

Audit Committee. Our audit committee oversees our corporate accounting and financial reporting process and assists our board of directors in monitoring our financial systems and our legal and regulatory compliance. Our audit committee is also responsible for, among other things:

•	appointing, retaining, terminating, compensating and overseeing our independent auditors;

•	pre-approving all audit services and permissible non-audit services to be provided to us by the independent auditors;

•	reviewing the qualifications, performance and independence of the independent auditors;

•	reviewing our financial statements and review of our critical accounting policies and estimates;

•	reviewing the adequacy and effectiveness of our financial reporting processes and internal controls;

•	discussing our major financial risk exposures, the steps we have taken to monitor such exposures, and our financial risk assessment and risk management policies;

•	reviewing and discussing the results of our annual audit and our quarterly financial statements with management and the independent auditors; and

•	making a recommendation to our board of directors as to whether the annual audited financial statements should be included in our Annual Report on Form 10-K.

The members of our audit committee are George R. Elliott, John S. Hodgson and Samuel R. Szteinbaum. Mr. Elliott is our audit committee Chairman. Our board of directors has determined that each member of our audit committee is independent and financially literate under the current rules and regulations of the SEC and Nasdaq and that George R. Elliott qualifies as an audit committee financial expert within the meaning of the rules and regulations of the SEC.

Compensation Committee. Our compensation committee oversees our corporate compensation programs. The compensation committee is also responsible for, among other things:

•	reviewing and recommending policies relating to employee and management compensation and benefits;

•

reviewing and approving corporate goals and objectives relevant to compensation of our Chief Executive Officer, the performance of our Chief Executive Officer in light of those goals and objectives and the establishment of individual elements of total compensation of our Chief Executive Officer;

•	reviewing and approving the compensation of our other executive officers;

•	evaluating appropriate compensation for our board of directors; and

•	administering the issuance of stock options and other awards under our stock option, incentive-compensation and equity-based plans.

The members of our compensation committee are John S. Hodgson, George R. Elliott and Samuel R. Szteinbaum. Mr. Hodgson is the Chairman of our compensation committee. Our board of directors has determined that each member of our compensation committee is independent under the current rules and regulations of the SEC and Nasdaq.

Nominating and Governance Committee. Our nominating and governance committee oversees and assists our board of directors in reviewing and recommending nominees for election as directors. The nominating and governance committee is also responsible for, among other things:

•	evaluating and making recommendations regarding the size and composition of our board of directors and its committees;

•

developing and recommending to our board of directors standards to be applied in making determinations on the types of relationships that constitute material relationships between us and a director for purposes of determining director independence;

•	conducting an annual evaluation of our board of directors and management; and

•	developing, reviewing and making recommendations with regard to our corporate governance guidelines.

The members of our nominating and governance committee are Samuel R. Szteinbaum and John S. Hodgson. Mr. Szteinbaum is the Chairman of our nominating and governance committee. Our board of directors has determined that each member of our nominating and governance committee is independent under the current rules and regulations of the SEC and Nasdaq.

Our board of directors may from time to time establish other committees.

Risk Considerations in Our Compensation Program

We conducted an assessment of our compensation policies and practices for our employees and concluded that these policies and practices are not reasonably likely to have a material adverse effect on the company.

Director Compensation

We use a combination of cash and equity compensation to attract and retain candidates to serve on our board of directors. The following table summarizes the total compensation earned by each of our non-employee directors for the year ended December 31, 2009. The director compensation of our Chief Executive Officer and Chief Financial Officer is disclosed under “Summary Compensation Table.”

Name	Fees Earned or Paid in Cash ($)		Stock Awards ($)		Option Awards(1) ($)	All other Compensation ($)		Total ($)
George R. Elliott	43,474	(2)	—		34,942	—		78,416
John S. Hodgson	10,015		—		28,988	—		39,003
Samuel R. Szteinbaum	17,333		—		23,295	—		40,628
Geoff Shingles(3)	45,839	(2)	22,330	(4)	—	41,553	(5)	109,722

(1)	Reflects the aggregate grant date fair value of option awards for option awards, computed in accordance with FASB’s Accounting Standard Codification Topic 718, Compensation—Stock Compensation (formerly Statement of Financial Accounting Standards No.123R), granted in 2009. We calculated the estimated fair value of each option award on the date of grant using a Black-Scholes option pricing model. The weighted averages of the assumptions used during 2009 were: risk-free interest rate of 2.6%; expected term of 6.25 years; no expected dividend yield; and expected volatility of 52%. Our computation of expected volatility was based on an average volatility of a peer group of publicly traded companies. This peer group was selected based on criteria including similar industry, life cycle, revenue and market capitalization. We determined the expected term of options granted utilizing the “simplified” method as prescribed by Staff Accounting Bulletin No. 107, Share-Based Payment, of the Securities and Exchange Commission. The interest rate for periods within the contractual term of the award is based on the U.S. Treasury yield curve in effect at the time of grant. As of December 31, 2009, the following non-employee directors held options to purchase the following numbers of shares: Mr. Elliot, 360,000; Mr. Hodgson, 255,000; and Mr. Szteinbaum, 240,000. Options exercisable within 60 days of March 31, 2010 are included in the “Principal and Selling Stockholders” table below. As of December 31, 2009, Mr. Shingles did not hold any options.
(2)	Fees received by Mr. Elliott and Mr. Shingles were paid in British pound sterling. The amounts above reflect a conversion rate of 0.628 British pound sterling to $1.00 U.S. dollar, the average rate on December 31, 2009.
(3)	Mr. Shingles resigned from our board of directors in April 2009.
(4)	Reflects the grant of 77,000 shares of fully-vested stock awards on July 13, 2009, computed in accordance with FASB’s Accounting Standard Codification Topic 718, Compensation—Stock Compensation (formerly Statement of Financial Accounting Standards No.123R), granted in 2009.
(5)	Upon his resignation, Mr. Shingles was paid severance fees in the amount of $41,553.

In 2009, our non-employee director compensation was as follows. Mr. Shingles was entitled to a cash retainer of $111,465 per year for serving as the Chairman of our board of directors. In April 2009, Mr. Shingles resigned from our board of directors. Mr. Elliot was entitled to a cash retainer of $47,771 per year for serving as a director and $7,962 per year for serving on the audit committee. In April 2009, Mr. Elliott became our Chairman and his annual retainer was adjusted to $79,618 per year. All amounts paid to Mr. Elliott and Mr. Shingles are paid in British pound sterling. We have converted these amounts into U.S. dollars based on a conversion rate of 0.628 British pound sterling to $1.00 U.S. dollar, the average rate on December 31, 2009. Mr. Szteinbaum and Mr. Hodgson were each entitled to cash fees of $60,000 per year and $10,000 for serving as a committee chairman (pro rated in the case of Mr. Szteinbaum who joined the board of directors in April 2009). In March 2009, all director fees were reduced by 20% consistent with salary reductions for our executive officers. In August 2009, the reduction in fees was reversed. In connection with the reduction in annual retainer fees, 50% of the cash retainer for each non-employee director was converted into an option to purchase our common stock. In addition, Mr. Hodgson elected to receive all of his cash retainer above $10,000 in options to purchase our common stock.

In connection with this offering, we have modified our director compensation policy which will be effective from the closing of this offering. Under the new policy, each director will receive a cash retainer of $25,000 each year. The chairman of the board of directors will receive an additional cash retainer of $5,000, provided he is a non-management director. The chairman of certain committees of the board of directors will receive an additional cash retainer each year as follows: $15,000 for the chairman of the audit committee, $10,000 for the chairman of the compensation committee and $6,000 for the chairman of the nominating and governance committee. Each member of a board of directors committee who is not the chairman of that committee will receive an additional cash retainer each year as follows: $7,500 for a member of the audit committee, $5,000 for a member of the compensation committee and $3,000 for a member of the nominating and governance committee. Our directors will not receive meeting fees in addition to these retainers. In addition, each director will be granted an option on the date of the annual meeting of stockholders to purchase 20,000 shares of common stock that will vest on the first anniversary of the grant date.

We reimburse our non-employee directors for reasonable travel, lodging and related expenses incurred in connection with their attendance at our board of directors and committee meetings and company-related activities.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that is applicable to all of our employees, officers and directors.

Compensation Committee Interlocks and Insider Participation

The members of our compensation committee are John S. Hodgson, George R. Elliott and Samuel R. Szteinbaum. Mr. Hodgson is the Chairman of our compensation committee. None of the members of our compensation committee is an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following discussion and analysis of compensation arrangements of our named executive officers for 2009 should be read together with the compensation tables and related disclosures set forth below. This discussion contains forward-looking statements that are based on our current plans, considerations and expectations regarding future compensation programs. Compensation policies that we adopt in the future may differ materially from policies summarized in this discussion.

The following individuals were our “named executive officers” for 2009:

•	Andrew J. Paul, Chief Executive Officer, or CEO, and President;

•	Nicholas B. Hawkins, Chief Financial Officer, or CFO, and Treasurer; and

•	José R. Flahaux, Senior Vice President, Operations.

Overview of Compensation Objectives

We recognize that our success is in large part dependent on our ability to attract and retain talented employees. We endeavor to create and maintain compensation programs based on performance, teamwork and rapid progress and to align the interests of our executive officers and stockholders. As such, we have designed our executive compensation program to achieve the following objectives:

•	attract and retain highly-talented, experienced executives in our industry;

•	motivate and reward executives whose knowledge, skills and performance contribute to our success;

•	align compensation with our business and financial objectives and the long-term interests of our stockholders; and

•	offer total compensation that is competitive and fair.

To meet these objectives, the principal components of executive compensation in 2009 consisted of base salary, annual cash incentive awards and equity incentive awards. Each of the components has a role in meeting the objectives above. The mix of compensation components is designed to reward and provide incentives for both short-term and long-term performance. We intend to continue to set our compensation policies with the goal of achieving the same compensation objectives identified above with the same overall components of compensation.

Compensation Setting Process

Historically, the compensation of our executive officers was largely determined on an individual basis and was principally based on paying them a total compensation package that was competitive with what they received at their prior company or, with respect to our CEO, competitive with the compensation committee’s understanding of a competitive total compensation package for a CEO of a company of our size. Our CEO, or, with respect to our CEO, our compensation committee, reviews the performance of each executive officer on an annual basis, and, based on this review and our CEO and compensation committee’s understanding of current market conditions, sets the executive compensation package for the executive officers for the coming year. This review has generally occurred at the beginning of the calendar year.

Role of Compensation Committee and CEO

The compensation committee of our board of directors is responsible for the compensation programs for our executive officers and reports to the full board of directors on its decisions and other actions. Our CEO makes recommendations to the compensation committee, attends committee meetings (except when his compensation is being discussed) and has been and will continue to be involved in the determination of compensation for our other executive officers. Typically, our CEO makes recommendations to the compensation committee regarding short- and long-term compensation for our other executive officers based on company results, an individual executive officer’s contribution toward these results, and performance toward goal achievement. Our CEO does not make a recommendation as to any element of his compensation.

The compensation committee then reviews the CEO’s recommendations and approves each executive officer’s total compensation, as well as each individual compensation component. The compensation committee’s decisions regarding executive compensation are based on the compensation committee’s assessment of the performance of our company and each individual executive, an understanding of market conditions and other factors, such as prevailing industry trends.

We have not historically engaged compensation consultants to assist our compensation committee with compensation policies, nor have we benchmarked our compensation policies against a peer group. However, management and the compensation committee engaged Compensia, Inc. in 2010 as our compensation consultant to assist the compensation committee in benchmarking executive officer and director compensation beginning in 2010 against a peer group and to advise the compensation committee in setting overall compensation policies. The compensation committee reviewed peer group information provided by our compensation consultant in setting targets under our annual incentive plan for 2010 bonuses and in setting the annual option grants in 2010 for the executive officers. We expect that the compensation committee will continue to review peer group data in connection with setting the compensation we offer our executive officers to help ensure that our compensation programs are competitive and fair. The peer group that the compensation committee considered in 2010 was the following: Comtech Telecommunications Corp., Integrated Silicon Solution, Inc., InterDigital, Inc., Micrel, Incorporated, Plantronics, Inc., Silicon Storage Technology, Inc., SMART Modular Technologies (WWH), Inc., STEC, Inc., Synaptics Incorporated, Tekelec, ViaSat, Inc. and Zoran Corporation. Silicon Storage Technology, Inc. was acquired in April 2010 by Microchip Technology Incorporated.

The compensation committee is authorized to retain the services of third-party compensation consultants and other outside advisors from time to time, as the committee sees fit, in connection with compensation matters. Compensation consultants and other advisors retained by the compensation committee will report directly to the compensation committee which has the authority to select, retain and terminate any such consultants or advisors.

Elements of Compensation

For 2009, the principal components of executive compensation consisted of base salary, annual cash incentive awards, and equity incentive awards. The equity incentive awards consisted of stock options. Our executive officers are also eligible to participate in our health and benefits plans and retirement savings plans, which are generally available to all of our employees. Each component of compensation has a role in meeting the compensation objectives described above. The following summarizes our objectives for each of the principal components of executive compensation for 2009:

Base salaries

•	Reward individuals’ current contributions to the company; and

•	Compensate individuals for their expected day-to-day performance.

Annual cash incentive compensation

•	Align executive compensation with annual performance;

•	Enable us to attract, retain, and reward individuals who contribute to our success; and

•	Motivate individuals to enhance the value of our company.

Equity incentive awards

•	Align individuals’ incentives with the long-term interests of our stockholders;

•	Reward individuals for potential long-term contributions; and

•	Provide a total compensation opportunity commensurate with our performance.

The compensation committee does not have a fixed policy for the allocation between cash and equity compensation or short-term and long-term compensation; however, as part of its evaluation of the compensation of our executive officers, the compensation committee reviews not only the individual elements of compensation, but also total compensation. We emphasize equity compensation over cash compensation, because we have focused our cash resources on the development, commercialization and expansion of our products. This approach has allowed us to attract and retain highly talented and experienced executive officers and, with our relatively large equity weighting, is intended to reward our executive officers when we achieve our corporate objectives. At the same time, if our corporate objectives are not achieved, a significant portion of the compensation for our key executive officers is at risk. In this way, our executive compensation program is directly aligned with the interests of our stockholders.

Each of the components of our executive compensation is discussed in more detail below.

Base Salaries

Base salary is the fixed portion of executive pay and is set to reward individuals’ current contributions to the company and compensate them for their expected day-to-day performance. The compensation committee initially establishes base salaries for our executive officers through arm’s-length negotiation at the time of hire and principally based on paying them a total compensation package that was competitive with what they received at their prior company. The initial base salaries of our executive officers have then been reviewed annually by our compensation committee, with significant input from our CEO for our other executive officers, to determine whether any adjustment is warranted. Any adjustment made to a named executive officer’s base salary, as a result of the annual performance review, typically takes effect retrospectively from the beginning of the year.

In February 2009 the compensation committee reviewed the base salaries of our executive officers. The compensation committee, in consultation with our CEO (with respect to the salaries of our other executive officers), determined not to adjust base salaries of our executive officers for 2009. In March 2009, in light of overall challenging business and industry conditions, the compensation committee reduced base salaries for all executive officers by 20%. In August 2009, in light of improved business and industry conditions, the compensation committee reversed the 20% base salary reductions for the executive officers. In January 2010, the compensation committee further increased base salaries by 3.0% for Mr. Paul and Mr. Hawkins and 8.7% for Mr. Flahaux. The compensation committee determined that these increases for 2010 were warranted in order for us to remain competitive with those companies in our industry. The actual base salaries paid to our named executive officers in 2009 are set forth in the “Summary Compensation Table” below.

Annual Cash Incentive Compensation

Annual cash incentive compensation is designed to align executive compensation with annual performance and to enable us to attract, retain, and reward individuals who contribute to our success and motivate them to enhance the value of our company. We had two cash incentive plans in 2009: the 2009 Annual Incentive Plan and the 2009 Profit Sharing Plan, each of which is described below.

2009 Annual Incentive Plan

Annual incentive compensation for our executive officers under the 2009 Annual Incentive Plan, or AIP, is based on the achievement of pre-established company and individual objectives for the year and is paid in cash.

Awards under the AIP are generally paid in March of each year based on the prior year’s performance. All of our executive officers, including our CEO, are eligible to receive annual cash incentive compensation under the AIP.

The compensation committee establishes (1) performance measures based on company and individual performance and (2) a formula for calculating a participant’s award based on actual performance compared to the pre-established performance goals. The CEO recommends to the compensation committee a proposed approach to setting performance measures and targets. In 2009, the performance measures that were established for the executive officers under the AIP were a combination of company performance and individual performance, weighted two-thirds towards company performance and one-third towards individual performance. We weight the annual incentive award to company performance because we believe our executive officers have a significant impact on overall company performance and we seek to align the interests of our executive officers with the interests of our stockholders. The target incentive award is 20% of the executive officer’s annual base salary with a maximum incentive award opportunity of 75% of annual base salary for Mr. Flahaux and 100% of annual base salary for Mr. Paul and Mr. Hawkins. The higher percentage of target incentive award opportunity for Mr. Paul and Mr. Hawkins was designed to reflect their overall increased responsibilities.

Company performance. The company performance target was adjusted EBIT, which we define as net income (loss) less other income (expense), net, plus interest expense, net, loss on revaluation of common stock warrants, income tax expense (benefit) and stock-based compensation (benefit) expense. The compensation committee selected adjusted EBIT as the company performance measure because it is the key performance indicator against which we measure performance. For 2009, the adjusted EBIT target was $8.0 million. Actual 2009 adjusted EBIT was $17.2 million. Payout for the company performance is triggered if performance exceeds 10% of the prior year’s adjusted EBIT up to 150% of the prior year’s adjusted EBIT.

Individual performance. The individual performance goals for our executive officers for 2009 were as follows:

Mr. Paul: operational, financial and strategic goals, including, increasing sales and gross margins, expanding management team, raising additional capital, consummating a strategic acquisition, maintaining market share for certain products and introducing new products, as well as other financial, strategic and operational goals.

Mr. Hawkins: financial and strategic goals, including improving financial reporting, further building finance staff, managing corporate costs, raising additional capital, and consummating a strategic acquisition.

Mr. Flahaux: operational goals, including reducing costs, improving delivery and cycle times, improving cost reporting and further building operations staff.

The committee gives no specific weighting to these individual performance goals, and it evaluates individual performance in a non-formulaic manner.

The one-third of the target incentive award that is based on individual performance is calculated based on a multiple that ranges from 0.0 to 1.5 times of the target incentive award opportunity allocated to individual performance. If the executive officer’s performance meets, but does not exceed, expectations, he receives a multiple of 1 times the target incentive award. The individual performance based award does not depend on the achievement of the company performance goal.

Although individual performance goals were established for 2009, the compensation committee did not evaluate the performance of our executive officers against their individual performance goals in setting the 2009 bonuses under the AIP because the company performance target of adjusted EBIT was exceeded to the level that each executive officer achieved the maximum potential bonus opportunity based solely on the company performance measure. Under the annual incentive plan for 2010, we have adjusted the formula for bonuses such that the maximum bonus opportunity is measured separately for company performance and individual performance.

Amounts paid to the named executive officers under the AIP for services rendered in 2009 as follows: $450,000 to Mr. Paul, $354,646 to Mr. Hawkins and $243,750 to Mr. Flahaux. See “Summary Compensation Table” below.

2009 Profit Sharing Plan

We also maintain a profit sharing plan which, in 2009, was available to all regular full-time and part-time employees other than some employees based in Taiwan who participate in a separate bonus plan. The profit sharing plan is designed to align the interests of our employees, management, and stockholders as our contribution to the profit sharing plan is based on a key driver of shareholder value—earnings performance. Payouts under the profit sharing plan are made quarterly only to those individuals who are employees on the date of such payout and who worked for us for at least 60 days during the relevant quarter. In 2009, we contributed 10% of adjusted EBT, which we define as adjusted EBIT (calculated as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Measures”) less interest expense, for the first three quarters after absorbing cumulative losses from previous quarters, if any. In the fourth quarter of 2009, we contributed 15% of adjusted EBT to compensate partially for the 20% reduction in salaries made in mid-March 2009. The amount paid to each participating employee is based on years of service and level for the first three years of employment, then based on level after three years of employment. The named executive officers have historically participated in the profit sharing plan on the same basis as all other employees; however, beginning in January 1, 2010, the named executive officers and certain other members of management will no longer participate in this plan. The compensation committee made this determination because it believed that the management team will be appropriately and sufficiently compensated by the 2010 Annual Incentive Plan.

In 2009, amounts earned by the named executive officers under the Profit Sharing Plan for services rendered in 2009 were as follows: $42,336 to Mr. Paul, $24,135 to Mr. Hawkins and $14,706 to Mr. Flahaux. See “Summary Compensation Table” below.

Equity Incentive Awards

Consistent with our past practice, in 2009 we granted our executive officers equity incentive awards in the form of stock options to align their incentives with the long-term interests of our stockholders, reward them for potential long-term contributions, and provide a total compensation opportunity commensurate with our performance.

Historically, we have used stock options as the exclusive form of long-term incentive compensation for our executive officers. The compensation committee believes that stock options encourage our executive officers to manage our business from the perspective of a stockholder with an equity stake in us. If the value of our common stock increases over time, the value of the equity awards granted to each of the executive officers increases, which we believe provides a strong incentive for our executive officers to enhance stockholder value. In addition, long-term equity incentive awards provide our executive officers with the incentive to continue their employment with us for longer periods of time, which in turn, has the potential to provide us with greater employee stability. These awards are also less costly to us in the short-term than cash compensation and have provided the principal method for our executive officers to acquire equity in the company.

Typically, we grant stock options both at the time of initial hire and then through additional annual grants. Our board of directors retains discretion to make stock option awards to employees at any time, including in connection with the promotion of an employee, to reward an employee, for retention purposes or for other circumstances recommended by management. The size and terms of the initial stock option grant made to each executive officer upon joining us are primarily based on competitive conditions applicable to the executive officer’s specific position. In addition, the compensation committee considers the number of stock options held by other executive officers in comparable positions within the company, as well as the market range for equity compensation deemed necessary to hire the executive officer, the then current value of our common stock and our emphasis in limiting cash compensation in favor of additional equity compensation.

Historically, we have granted executive officers an annual stock option grant, or evergreen option award, equal to the number of shares underlying options that have vested for such executive officer in the prior year. The number of shares subject to this evergreen option award may be subject to a downward adjustment where the value of our shares has increased since the date of the initial hire option grant. This downward adjustment is intended to keep the value of the evergreen option award generally consistent with the value of the initial hire option that vested in the preceding year. In 2009, the evergreen option awards to our executive officers were higher than they had been in prior years because we had ceased making evergreen option awards in 2005 when we adopted the 2006 Stock Purchase Plan described below. As a result, the 2009 grants were intended to compensate for the vesting that had occurred for the preceding four years for an executive officer rather than in only one year. Mr. Flahaux did not receive an equity grant in 2009 because he joined us in October 2008 and had received an initial option grant in late 2008 in connection with the commencement of his employment with us.

We grant stock options with an exercise price that is at least equal to the fair market value of our common stock on the grant date, as determined by our board of directors after taking into account a wide variety of factors, including company performance and third-party valuations of our common stock. These options are generally subject to four year time-based vesting schedules. Initial hire option grants generally vest 25% on the first anniversary of the vesting commencement date or the grant date, as applicable, and thereafter vest in equal monthly installments over the remaining 36 months. Annual option grants generally vest 100% on the fourth anniversary of the vesting commencement date or the grant date, as applicable.

As a privately-held company, there has been no market for our common stock. Accordingly, in 2008 and 2009, we had no program, plan or practice pertaining to the timing of stock option grants to executive officers coinciding with the release of material non-public information. The compensation committee intends to adopt a formal policy regarding the timing of grants in connection with this offering.

Consistent with the above criteria, our board of directors approved the grants of evergreen option awards to our executive officers for 2009. With the exception of the award to our CEO, these awards were recommended to the compensation committee by our CEO. In the case of our CEO, the equity incentive award was determined by the compensation committee. In all cases, our CEO and compensation committee considered each executive officer’s relative job scope, the value of existing long-term equity incentive awards, individual performance history, prior contributions to us and the size of prior grants in determining the size of the award. Mr. Flahaux did not receive an equity grant in 2009 because he joined the company in October 2008 and had received an initial option grant in late 2008 in connection with the commencement of his employment with us.

The actual equity awards granted to our named executive officers in 2009 are set forth in the “Summary Compensation Table below.”

Employee Benefits and Perquisites

We maintain various of benefit programs to meet the healthcare and welfare needs of our employees and their families. The compensation committee believes these health and welfare benefits are reasonable and consistent with our overall compensation philosophy and necessary to ensure that we are able to maintain a competitive position in terms of attracting and retaining key executive officers and other employees.

We also maintain two tax-qualified retirement plans, including a Section 401(k) plan that provides all regular employees with an opportunity to save for retirement on a tax-advantaged basis and an employee stock ownership plan, or ESOP, that provides eligible employees with additional retirement benefits funded by contributions made by us which are primarily invested in our common stock. Under the Section 401(k) plan, participants may elect to defer a portion of their compensation on a pre-tax basis and have it contributed to the plan subject to applicable annual limits under the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code. Pre-tax contributions to the Section 401(k) plan are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. Employee pre-tax contributions are fully vested at all times.

Under the ESOP, discretionary contributions are made by us from time to time either in shares of our common stock or in cash which is invested by the ESOP trustees primarily in shares of our common stock, including by purchase of shares from our stockholders. Our contributions to the ESOP for a year are allocated to the accounts of participants who have completed at least 1,000 hours of service during the year in proportion to the covered compensation of each eligible participant and become vested after the completion of six years of service. As tax-qualified retirement plans, contributions to our Section 401(k) plan and ESOP and earnings on those contributions are not taxable to the employees until distributed from the plan and all contributions are deductible by us when made. Our executive officers are eligible to participate in these programs on the same basis as our other employees. For additional information about the ESOP, see “Executive Compensation—Equity Incentive Plans—Employee Stock Ownership Plan.”

In connection with this offering, we also intend to adopt an employee stock purchase plan which will allow executive officers and other employees to purchase our stock at 85% of fair market value, provided they hold less than 5% of our outstanding shares. See “Executive Compensation—Equity Incentive Plans—2010 Employee Stock Purchase Plan.”

The compensation committee has not found it necessary for the attraction or retention of our executive officers to provide them with perquisites or other personal benefits except for those benefits described above. In the future, the compensation committee, in its discretion, may revise, amend or add to any executive officer’s benefits and perquisites as it deems appropriate.

Change of Control and Severance Arrangements

In connection with this offering, we have entered into change of control severance agreements with each of our named executive officers which are triggered by a change of control transaction followed by an involuntary termination of such named executive officer. Under the change of control severance agreement with our CEO, he is entitled to two times his annual base salary for the year in which the termination occurs plus the target incentive award for our CEO for that year, as well as accelerated vesting on all outstanding equity awards and two years of medical benefits. Our other named executive officers receive the same benefits as our CEO, except that they do not receive their target incentive award amount. A “change of control” transaction is defined as any of the following transactions:

(A) a merger, consolidation or reorganization approved by our stockholders, unless securities representing more than 50% of the total combined voting power of the outstanding voting securities of the successor corporation are immediately thereafter beneficially owned, directly or indirectly and in substantially the same proportion, by the persons who beneficially owned our outstanding voting securities immediately prior to such transaction; or

(B) the sale, transfer or other disposition of all or substantially all our assets to any person, entity or group of persons acting in consort other than a sale, transfer or disposition to an entity, at least 50% of the combined voting power of the voting securities of which is owned by us or by our stockholders in substantially the same proportion as their ownership of the company immediately prior to such sale; or

(C) the acquisition by any person or related group of persons of beneficial ownership of securities of the company possessing (or convertible into or exercisable for such securities possessing) more than 50% of the total combined voting power of our outstanding voting securities (measured immediately after such acquisition) effected through a direct purchase of those securities from one or more of our stockholders.

Involuntary termination includes (1) termination of employment for any reason other than a termination for Cause (as defined in the agreement), or (2) a termination by the executive officer for Good Reason (as defined in the agreement).

When establishing these severance arrangements, the compensation committee attempted to provide severance benefits that struck a balance between providing sufficient protections for the executive officer, while still providing compensation that is reasonable and in the best interests of the company and our stockholders.

In addition, our 2008 Stock Incentive Plan generally provides for accelerated vesting of equity awards upon the involuntary termination of an employee within the eighteen month period following a change in control (as defined under the plan). This vesting acceleration is intended to provide each of our executive officers with the full benefit of their stock options awards and reward them for a successful outcome for our stockholders.

For information regarding our payment obligations pursuant to the compensation arrangement for each of our named executive officers, assuming that their employment was terminated or a change in control occurred on December 31, 2009, see “Potential Payments on Termination or Change in Control” below.

Tax Considerations

We anticipate that our compensation committee will consider the potential future effects of Section 162(m) of the Internal Revenue Code on the compensation paid to our executive officers. Section 162(m) disallows a tax deduction for individual compensation exceeding $1.0 million in any taxable year for our CEO and each of the other named executive officers, unless compensation is performance-based. As our common stock is not currently publicly-traded, our compensation committee has not previously taken the deductibility limit imposed by Section 162(m) into consideration in setting compensation. However, we expect that our compensation committee will adopt a policy that, where reasonably practicable, would qualify the variable compensation paid to our executive officers for an exemption from the deductibility limitations of Section 162(m). For example, our 2010 Annual Incentive Plan will be designed to provide incentive compensation that is not subject to the limits of Section 162(m). In approving the amount and form of compensation for our executive officers in the future, our compensation committee will consider all elements of the cost to our company of providing such compensation, including the potential impact of Section 162(m). However, our compensation committee may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

Summary Compensation Table

The following table summarizes the total compensation earned by each of our named executive officers for the fiscal year ended December 31, 2009.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)(1)	Non- Equity Incentive Plan Compensation ($)(2)	Changes in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(3)	Total ($)
Andrew J. Paul Chief Executive Officer	2009	412,500	—	—	174,710	492,336	—	144	1,079,690
Nicholas B. Hawkins Chief Financial Officer	2009	317,249	—	—	31,140	378,781	—	30,144	757,314
José R. Flahaux Senior Vice President, Operations	2009	294,167	—	—	—	258,456	—	144	552,767

(1)	Reflects the aggregate grant date fair value of option awards, computed in accordance with FASB’s Accounting Standard Codification Topic 718, Compensation—Stock Compensation (formerly Statement of Financial Accounting Standards No.123R), granted in 2009. We calculated the estimated fair value of each option award on the date of grant using a Black-Scholes option pricing model. The weighted averages of the assumptions used during 2009 were: risk-free interest rate of 2.6%; expected term of 6.25 years; no expected dividend yield; and expected volatility of 52%. Our computation of expected volatility was based on an average volatility of a peer group of publicly traded companies. This peer group was selected based on criteria including similar industry, life cycle, revenue and market capitalization. We determined the expected term of options granted utilizing the “simplified” method as prescribed by Staff Accounting Bulletin No. 107, Share-Based Payment, of the Securities and Exchange Commission. The interest rate for periods within the contractual term of the award is based on the U.S. Treasury yield curve in effect at the time of grant.
(2)	Represents amounts paid to the named executive officers under the AIP for services rendered in 2009 as follows: $450,000 to Mr. Paul, $354,646 to Mr. Hawkins and $243,750 to Mr. Flahaux. Represents amounts paid to the named executive officers under the Profit Sharing Plan for services rendered in 2009 were as follows: $42,336 to Mr. Paul, $24,135 to Mr. Hawkins and $14,706 to Mr. Flahaux.
(3)	Represents amounts paid to the named executive officers towards employee life insurance. Represents a relocation allowance in the amount of $30,000 paid to Mr. Hawkins.

Grants of Plan-Based Awards

The following table sets forth, for the year ended December 31, 2009, certain information regarding grants of plan-based awards to each of our named executive officers.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards(2) ($)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Andrew J. Paul	3/12/2009	—	—	—	—	—	—	—	1,800,000	0.63	174,710
	N/A	30,000	90,000	450,000	—	—	—	—	—	—	—
Nicholas B. Hawkins	3/12/2009	—	—	—	—	—	—	—	320,833	0.63	31,140
	N/A	23,643	70,929	354,646	—	—	—	—	—	—	—
José R. Flahaux	N/A	21,667	65,000	243,750	—	—	—	—	—	—	—

(1)	The amounts shown reflect estimated payouts for the fiscal year ended December 31, 2009 under the 2009 Annual Incentive Plan. The amounts shown in the column entitled “Threshold” reflect the minimum payment levels if the minimum adjusted EBT thresholds have been met, which are one third of the amounts shown under the column entitled “Target,” and the amounts shown in the column entitled “Maximum” are five times of the amounts shown under the column entitled “Target” in the case of Andrew Paul and Nicholas Hawkins and 3.75 times in the case of Jose Flahaux. Actual payouts to our named executive officers under the 2009 Annual Incentive Plan for the fiscal year ended December 31, 2009 are reflected in the column entitled “Non-Equity Incentive Plan Compensation” in the Summary Compensation Table above.
(2)	Reflects the aggregate grant date fair value of option awards, computed in accordance with FASB’s Accounting Standard Codification Topic 718, Compensation—Stock Compensation (formerly Statement of Financial Accounting Standards No.123R), granted in 2009. We calculated the estimated fair value of each option award on the date of grant using a modified Black-Scholes option pricing model. The weighted averages of the assumptions used during 2009 were: risk-free interest rate of 2.6%; expected term of 6.25 years; no expected dividend yield; and expected volatility of 52%. Our computation of expected volatility was based on an average volatility of a peer group of publicly traded companies. This peer group was selected based on criteria including similar industry, life cycle, revenue and market capitalization. We determined the expected term of options granted utilizing the “simplified” method as prescribed by Staff Accounting Bulletin No. 107, Share-Based Payment, of the Securities and Exchange Commission. The interest rate for periods within the contractual term of the award is based on the U.S. Treasury yield curve in effect at the time of grant.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth certain information regarding outstanding equity awards for each of our named executive officers as of December 31, 2009. There are no outstanding stock awards for any of our named executive officers.

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexerciseable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Andrew J. Paul	4,500,000	(4)	—		—	0.16	11/22/2012
	1,500,000	(4)	—		—	0.16	11/22/2012
	1,750,000	(4)	—		—	0.16	1/1/2013
	250,000	(4)	—		—	0.16	1/1/2013
	195,000	(3)	—		—	0.19	1/1/2014
	388,350	(3)	—		—	0.36	1/1/2014
	—		56,000	(2)	—	0.63	10/23/2018
	—		1,800,000	(6)	—	0.63	3/12/2019
Nicholas B. Hawkins	641,666	(1)	758,334	(1)	—	0.63	10/23/2018
			320,883	(5)	—	0.63	3/12/2019
José R. Flahaux	350,000	(1)	850,000	(1)	—	0.63	10/23/2018

(1)	Stock option vests over a four-year period as follows: 25% of the shares underlying the option vest on the first anniversary of the date of the vesting commencement date or grant date, as applicable, and the remainder of the shares underlying the option vest in equal monthly installments over the remaining 36 months thereafter.
(2)	Stock option vests in one annual installment from the vesting commencement date.
(3)	Stock option vests in equal monthly installments over 36 months from the vesting commencement date; however all remaining unvested options as of December 31, 2005 were accelerated on the same day.
(4)	Stock option vests in equal monthly installments over 36 months from the vesting commencement date.
(5)	Stock option vests in equal monthly installments over 11 months from the vesting commencement date of February 1, 2012.
(6)	Stock option vests in equal monthly installments over 35 months from the anniversary of the vesting commencement date of January 1, 2009.

Option Exercises and Stock Vested

During the year ended December 31, 2009, none of the named executive officers exercised any options or had any stock awards that vested.

Pension Benefits

None of our named executive officers participates in or has account balances in qualified or non-qualified defined benefit plans sponsored by us.

Non-qualified Deferred Compensation

None of our named executive officers participates in or has account balances in a traditional non-qualified deferred compensation plan or other deferred compensation plans maintained by us.

Potential Payments on Termination or Change in Control

The following table sets forth our payment obligations pursuant to the compensation arrangements for each of our named executive officers under the circumstances described below, assuming that their employment was terminated or a change in control occurred on December 31, 2009. In connection with this offering, we have entered into change of control severance agreements with each of our named executive officers. See “Compensation Discussion and Analysis—Change of Control and Severance Arrangements” for additional detail about these change of control severance agreements.

Name	Voluntary Termination	Involuntary Termination	Change in Control(1)	Change in Control Followed by Involuntary Termination(2)(3)
Andrew J. Paul	—	—	—	$1,165,568
Nicholas B. Hawkins	—	—	—	677,717
José R. Flahaux	—	—	—	533,800

(1)	Amounts under the column captioned “Change in Control” assume that in a change in control transaction, the acquiring entity assumes outstanding equity awards and that there is no termination of the named executive officer in connection with such change in control. If the acquiring entity does not assume outstanding equity awards or the acquiring entity involuntarily terminates the named executive officer after the change of control, the named executive officer would be entitled to the benefits noted under the column captioned “Change in Control Followed by Involuntary Termination.”
(2)	Amounts under the column captioned “Change in Control Followed by Involuntary Termination” give effect to the provisions of the 2008 Stock Incentive Plan, which provide that if a named executive officer is involuntarily terminated within eighteen months of a change in control transaction, the vesting of the equity awards held by such named executive officer would accelerate. The value of the named executive officers’ equity awards is calculated based on the spread value between (i) the unvested portion of all outstanding stock options held by the named executive officer on December 31, 2009 and (ii) the fair value of our common stock on December 31, 2009 would be as follows: Mr. Paul: $1,165,568; Mr. Hawkins: $677,717; and Mr. Flahaux: $533,800. “Change in control” under the 2008 Stock Incentive Plan means a change in ownership or control of the company effected through any of the following transactions: (i) a merger, consolidation or other reorganization approved by the company’s stockholders, unless securities representing more than 50% of the total combined voting power of the voting securities of the successor corporation are immediately thereafter beneficially owned, directly or indirectly and in substantially the same proportion, by the persons who beneficially owned the company’s outstanding voting securities immediately prior to such transaction, or (ii) a stockholder-approved sale, transfer or other disposition of all or substantially all of the company’s assets in liquidation or dissolution of the company, or (iii) the acquisition, directly or indirectly by any person or related group of persons (other than the company or a person that directly or indirectly controls, is controlled by, or is under common control with, the company), of beneficial ownership (within the meaning of Rule 13d-3 of the 1934 Act) of securities possessing more than 50% of the total combined voting power of the company’s outstanding securities pursuant to a tender or exchange offer made directly to the company’s stockholders. “Involuntary termination” under the 2008 Stock Incentive Plan is defined as involuntary termination for reasons other than for misconduct or voluntary resignation following (A) a change in position with the company which materially reduces the named executive officer’s duties and responsibilities or the level of management to which he or she reports, (B) a reduction in his or her level of compensation by more than 15% or (C) a relocation of his or her place of employment by more than 50 miles.
(3)	Giving effect to the change of control severance agreements being entered into in connection with this offering as described under “Compensation Discussion and Analysis—Change of Control and Severance Arrangements,” the amounts each named executive officer would be entitled to receive in connection with a change of control transaction followed by an involuntary termination (each as defined in the change of control severance agreements) would be as follows: Mr. Paul: $2,176,530, Mr. Hawkins: $1,396,663 and Mr. Flahaux: $1,204,762.

Equity Incentive Plans

2008 Stock Incentive Plan

Our board of directors adopted and our stockholders approved our 2008 Stock Incentive Plan, or the 2008 Plan, in August 2008. The purpose of the 2008 Plan is to secure and retain the services of persons eligible to receive awards under the 2008 Plan by providing them with a proprietary interest in our company. The 2008 Plan provides for the grant of incentive stock options, nonqualified stock options, grants or purchases of shares of common stock, share right awards, and restricted stock units. Employees, non-employee board members, and consultants or other independent advisers who provide services to us or to any parent or subsidiary of ours are all eligible to receive awards under the plan. We will not grant additional awards under our 2008 Plan following this offering and will instead grant awards under the 2010 Equity Incentive Plan. However, the 2008 Plan will continue to govern the terms and conditions of the outstanding awards previously granted under that plan.

Stock Subject to the Plan. The maximum aggregate number of shares initially available to be issued under the 2008 Plan was 14,830,000 shares of our common stock. As of March 31, 2010, options to purchase 8,057,333 shares of our common stock were still outstanding and 6,649,709 shares of our common stock were available for future grant under the 2008 Plan.

In connection with the Holding Company Formation, all shares available under the 2008 Plan and all options to purchase shares that are outstanding under the 2008 Plan will be converted into shares of common stock or options to purchase shares of common stock, as applicable, of Corsair Components.

Plan Administration. Our board of directors, or a committee appointed by our board of directors, administers the 2008 Plan, and has the authority to amend and modify the plan in all respects. Subject to the terms of our 2008 Plan, the administrator has the authority to determine the eligibility for awards and the terms, conditions, and restrictions, including vesting terms, applicable to grants made under the 2008 Plan. The administrator also has the authority, subject to the terms of the 2008 Plan, to construe and interpret the 2008 Plan and awards, and amend outstanding awards at any time.

Stock Options. The administrator may grant incentive and/or nonqualified stock options under our 2008 Plan, provided that incentive stock options are granted only to employees. The exercise price of stock options under the 2008 Plan shall be fixed by the administrator, but must equal at least 100% of the fair market value of our common stock on the date of grant. The term of an option may not exceed ten years; provided, however, that any employee granted an incentive stock option, within the meaning of Section 422 of the Internal Revenue Code, who owns more than 10% of all of our classes of stock, or of certain of our affiliates, may not have a term in excess of five years, and must have an exercise price of at least 110% of the fair market value of our common stock on the grant date. Subject to the provisions of our 2008 Plan, the administrator determines the remaining terms of the options (e.g., vesting and the number of shares subject to each option). The administrator may permit a participant to pay the option exercise price by making a cash payment to the company, by delivering shares of our common stock to the company, through a broker-assisted sale, or through a full recourse promissory note, secured by the purchased shares and payable in one or more installments at a market interest rate. Under the Sarbanes-Oxley Act of 2002, directors and executive officers are not permitted to pay the option exercise price with a promissory note.

The 2008 Plan permitted the early exercise of unvested shares, which allows a participant to purchase the shares subject to his or her options that have not yet vested. The unvested shares may not be sold, transferred, pledged, assigned, exchanged, or garnished by creditors until the vesting requirements have been satisfied. We reserved the right to repurchase these unvested shares after termination of employment at the same price paid by the participant for the shares.

Upon a participant’s termination of service, the participant may exercise his or her option, to the extent vested (unless the administrator permits otherwise), for a period of three months (or one year in the case of termination by death or disability) following such termination, or such longer period of time as specified by the administrator. However, in no event may an option be exercised later than the expiration of its term. If a participant is terminated for misconduct, the option will expire on the date of his or her termination.

Stock Awards. Share right awards and restricted stock units entitle the recipients to receive the shares underlying those awards or units upon attaining designated performance goals or specified service requirements or upon the expiration of a designated time period following the vesting of those awards or units. The administrator determines the terms, conditions, and restrictions related to the grant, including the number of shares subject to each grant, the price to be paid, which may include past services, and the applicable vesting schedule.

Transferability of Awards. Our 2008 Plan does not allow incentive stock options to be transferred other than by will or the laws of inheritance following the participant’s death, and such options may be exercised, during the lifetime of the participant, only by the participant. Nonqualified options may be assigned to a family member by gift or pursuant to a domestic relations order, or to a trust established for one of the participant’s family members. A participant may also designate a family member as a beneficiary who will receive outstanding options upon the participant’s death. Some shares of common stock acquired pursuant to awards under the 2008 Plan are subject to other contractual limitations on transferability that we expect will be terminated prior to or upon completion of this offering.

Certain Adjustments. If any change is made in our common stock subject to the 2008 Plan, or subject to any award agreement thereunder, without the receipt of consideration by us, such as through a stock split, stock dividend, extraordinary distribution, recapitalization, combination of shares, exchange of shares or other similar transaction, appropriate adjustments will be made in the number, class, and price of shares subject to each outstanding award and the numerical share limits contained in the plan.

Change in Control. In the event of a change in control of our company, generally defined as a merger or other reorganization after which our stockholders hold less than 50% of the voting power of the company, a sale, transfer or disposition of substantially all of our assets, or a person’s or entity’s acquisition of more than 50% of the voting power of the company, each option that is not assumed, substituted, or replaced with a cash incentive program will become fully vested and exercisable and all outstanding repurchase rights will terminate automatically. Each such outstanding option will terminate upon the consummation of the change in control. Similarly, any restricted stock unit or share right award that is not assumed, substituted, or replaced with a cash incentive program will become fully vested, and the shares of common stock subject to such unit or award will become issuable immediately prior to the change in control. Certain award agreements provide that awards that are assumed will become fully vested upon an involuntary termination of the participant’s employment within the eighteen-month period following a change in control. For this purpose, an involuntary termination includes a dismissal by the company for a reason other than misconduct, or a resignation by the participant due to (a) a material reduction in his or her duties and responsibilities or the level of management to which the participant reports, (b) a reduction in the participant’s compensation by more than 15%, or (c) a relocation of the participant’s place of employment by more than 50 miles.

Plan Termination and Amendment. Our board of directors may at any time amend or modify the 2008 Plan, provided that such action does not impair the existing rights of any participant. Our 2008 Plan will terminate upon the completion of the offering, such that no additional awards will be granted under the plan. However, the 2008 Plan will continue to govern the terms and conditions of the outstanding awards previously granted thereunder.

Non-Qualified Stock Option Plan

Our board of directors adopted and our stockholders approved our Non-Qualified Stock Option Plan, or the NQSO Plan, in 2001. The purpose of the NQSO Plan is to secure and retain the services of persons eligible to receive awards under the plan by providing them with a proprietary interest in the company. Our NQSO Plan provides for the grant of nonqualified stock options to employees, non-employee board members and consultants who provide services to us or to any parent or subsidiary of ours. We terminated the NQSO Plan in 2005. However, the NQSO Plan will continue to govern the terms and conditions of the outstanding awards previously granted thereunder.

Stock Subject to the Plan. The maximum aggregate number of shares initially available to be issued under the NQSO Plan was 10,000,000 shares of our common stock. In connection with the Holding Company Formation, all shares available under the NQSO Plan and all outstanding and unexercised options to purchase shares under the NQSO Plan will be converted into shares of our common stock and options to purchase shares of our common stock, as applicable, on a one-for-one basis. As of March 31, 2010, options to purchase 6,210,600 shares of our common stock were still outstanding and no shares of our common stock were available for future grant under the NQSO Plan.

Plan Administration. Our board of directors, or a committee appointed by our board of directors, administers the plan, and has the authority to amend and modify the NQSO Plan in all respects. Subject to the terms of our NQSO Plan, the administrator has the authority to determine the eligibility for awards and the terms, conditions, and restrictions, including vesting terms, applicable to grants made under the NQSO Plan. The administrator also has the authority, subject to the terms of the NQSO Plan, to construe and interpret the NQSO Plan and awards, and amend outstanding awards at any time.

Stock Options. Nonqualified stock options were granted pursuant to stock option agreements. The exercise price of stock options under the NQSO Plan was fixed by the administrator, but equaled at least 85% of the fair market value of our common stock on the date of grant, and 110% of the fair market value of our common stock on the date of grant if the participant owned more than 10% of all of our classes of stock, or of certain of our affiliates. The term of an option did not exceed ten years. Subject to the terms of the plan, the administrator determined the remaining terms of the options (e.g., vesting and the number of shares subject to each option). The participant may pay the exercise price of the options using cash or shares of stock of the same class as the shares subject to the option. The administrator may also permit a participant to pay the option exercise price through a full recourse promissory note, secured by the purchased shares and payable in one or more installments at a market interest rate, or through a broker-assisted sale arrangement. Under the Sarbanes-Oxley Act of 2002, directors and executive officers are not permitted to pay the option exercise price with a promissory note. Upon a participant’s termination of service, the participant may exercise his or her option, to the extent vested, for a period of thirty days (or six months in the case of a termination due to death or disability) following such termination, or such longer period of time as specified in the individual stock option agreement. However, in no event may an option be exercised later than the expiration of its term. If a participant is terminated for misconduct, the option will expire on the date of his or her termination.

Transferability of Awards. Our NQSO Plan generally does not allow for awards to be transferred in any manner other than by will or the laws of descent or distribution and awards may be exercised, during the lifetime of the participant, only by the participant. To the extent a participant’s award agreement provides, an option may be transferred to a family member or to a trust established for the benefit of a family member. Some shares of common stock purchased upon the exercise of options granted under the NQSO Plan are subject to other contractual limitations on transferability that we expect will be terminated prior to or upon completion of this offering.

Certain Adjustments. If any change is made in our common stock subject to the NQSO Plan, or subject to any award agreement thereunder, without the receipt of consideration by us, such as through a stock split, stock dividend, extraordinary distribution, recapitalization, combination of shares, exchange of shares or other similar transaction, appropriate adjustments will be made to the number and price of shares subject to each outstanding award and the number of options available for future awards under the NQSO Plan. In the event of a liquidation or dissolution, all options will terminate immediately prior to the consummation of such proposed transaction.

Upon a reorganization, merger, or consolidation of our company in which outstanding shares of stock are exchanged for cash, property, or securities not issued by us, or upon a sale of at least 80% of our voting power, all outstanding awards subject to stock option agreements will terminate, unless the merger or reorganization provides for the continuance or assumption of awards, and in this instance appropriate adjustments will be made to such awards.

Change in Control. In the event of a change in control of our company, generally defined as a merger or other reorganization after which our stockholders hold less than 50% of the voting power of the company, a sale, transfer or disposition of substantially all of our assets, or a person’s or entity’s acquisition of more than 50% of the voting power of the company, the administrator may, but is not required to, accelerate the vesting of options granted under the plan.

Plan Termination and Amendment. We terminated the NQSO Plan in 2005 and, as a result, no additional awards will be granted under the plan. However, the NQSO Plan will continue to govern the terms and conditions of the outstanding awards previously granted thereunder. Our board of directors may at any time amend the NQSO Plan.

Stock Option Agreements

We have granted nonqualified stock options to certain employees and board members who provide services to us or to any parent or subsidiary of ours. These options are governed by stock option agreements rather than a plan. In connection with the Holding Company Formation, all stock options subject to such stock option agreements will be converted into options to purchase shares of our common stock. In some cases, these options were granted with terms and conditions substantially similar to the terms and conditions of options granted under the 2008 Plan, and in other cases these options were granted with terms and conditions substantially similar to the terms and conditions of options granted under the NQSO Plan.

2006 Stock Purchase Plan

Pursuant to our 2006 Stock Purchase Plan, or the 2006 Plan, we permitted employees to purchase restricted shares of our common stock subject to our lapsing right of repurchase, in 2006 and 2007. Employees delivered payment for shares in the form of a promissory note, and payment of the note was secured by a pledge of the restricted shares, evidenced by a pledge agreement executed by the employee. None of our executive officers participated in the 2006 Stock Purchase Plan. Under the Sarbanes Oxley Act of 2002, directors and executive officers are not permitted to pay for shares with a promissory note.

As of March 31, 2010, 5,813,250 shares of our common stock had been purchased under the 2006 Plan. We ceased permitting employees to purchase additional shares under this plan in 2008 when we adopted the 2008 Plan.

Debt Cancellation. If a participant remains an employee for a period of time as specified in a letter agreement between the company and the participant, an amount of principal and interest payable in accordance with the promissory note will be forgiven and cancelled. Once the amount is cancelled and forgiven, we also pay the employee, as an additional bonus, the amount of income tax incurred by the employee in connection with such cancellation and forgiveness. Generally, we cancel a certain portion of the loan after each year of employment. If the employee terminates employment before we have cancelled and forgiven the loan, he or she will not be entitled to the cancellation of his or her debt obligations.

Transferability. Shares of our common stock purchased pursuant to the 2006 Plan are subject to contractual limitations on transferability that we expect will be terminated prior to or upon completion of this offering.

Employee Stock Ownership Plan

In General. We adopted an employee stock ownership plan, or ESOP, effective as of January 1, 2002. The ESOP is a form of defined contribution plan and is intended to be a qualified retirement plan under the Internal Revenue Code. The assets of the ESOP are held in a trust, and the trust is intended to be tax-exempt under the Internal Revenue Code.

Administration. The ESOP is administered by a committee appointed by our board of directors. Andrew J. Paul, John E. Green and Nicholas B. Hawkins are the only members of the ESOP committee. Messrs. Paul, Green and Hawkins also are the trustees of the ESOP trust.

Eligibility. All our employees are eligible to participate in the ESOP, other than employees covered by a collective bargaining agreement, leased employees, and nonresident alien employees who receive no U.S. taxable income from us. Eligible employees become participants as of January 1 of the first year in which they complete 1,000 hours of service (as defined in the ESOP) for us. No participants were added to the ESOP since 2006.

Contributions and Participants’ Accounts. Only we make contributions to the ESOP. Participants are not required or permitted to make contributions to the plan. Generally, the amount that we contribute each year is subject to the discretion of our board of directors, and the contributions, if any, may be made in cash or in shares of our common stock. Our cash contributions to the ESOP may be used to purchase additional shares of our common stock or to repay a loan used to purchase shares, or may be invested in other investments. Generally, our contributions to the ESOP are tax-deductible, and participants are not taxed until amounts are distributed to them from the ESOP.

An account is established for each participant in the ESOP. Our contribution to the ESOP for a year, if any, is allocated to the accounts of eligible participants in proportion to each such participant’s compensation for the year. In order to be an eligible participant for a year, an employee must complete at least 1,000 hours of service for us during the year. A participant’s account generally becomes vested over a period of two to six years, based upon the participant’s years of service with us. Vesting is accelerated upon a participant’s attainment of normal retirement age, death or disability while still an employee. If a participant terminates employment before the account is fully vested, the participant will forfeit the non-vested portion of the account. Any forfeitures for a year are allocated to remaining participants’ accounts in the same manner as contributions.

Benefits Under the ESOP. Generally, upon a participant’s retirement or other termination of employment, the vested portion of the participant’s account (adjusted to reflect the investment earnings or losses, if any, of the account) will be distributed to the participant in installments over a period of five to ten years, depending upon the size of the account. Certain small accounts may be cashed-out in a single payment. The distributions generally will be made in the form of cash or shares of our common stock, as determined by the ESOP committee. However, a participant may demand that the entire distribution be made in shares of common stock. In addition, until our common stock is actively traded on an established securities market, the participant may demand (in accordance with the terms of the ESOP and applicable law) that we repurchase any shares of common stock distributed to the participant at the estimated fair value. As discussed above in “Prospectus Summary—The Holding Company Formation and Repurchase Right Termination”, we intend to amend the ESOP to eliminate this put right upon the closing of this offering.

Voting of Common Stock. Participants generally are entitled to direct the ESOP trustee as to the voting of any shares of our common stock that are allocated to their accounts with respect to any vote required for the approval or disapproval of any corporate merger or consolidation, recapitalization, reclassification, liquidation, dissolution, or sale of substantially all the assets of a trade or business. After our common stock is registered under the Securities Exchange Act, participants will be entitled to direct the trustee as to the voting of any shares of such company stock that are allocated to their accounts. The ESOP committee is entitled to direct the ESOP trustee as to the voting of any shares of our common stock that are held by the ESOP and that:

•	are not allocated to participants’ accounts,

•	are allocated to participants’ accounts but participants are not then entitled to direct the voting of such shares, and

•	are allocated to participants’ accounts but participants have failed to give timely voting directions with respect to such shares.

2010 Equity Incentive Plan

Concurrently with this offering, we are establishing our 2010 Equity Incentive Plan, or the 2010 Plan. Our board of directors intends to adopt, and we expect our current stockholders will approve, our 2010 Plan prior to the completion of this offering. Subject to stockholder approval, the 2010 Plan is effective immediately prior to the effective date of this offering. The purpose of the 2010 Plan is to align the interests of our stockholders and those eligible for awards, to retain officers, directors, employees, and other service providers, and to encourage them to act in our long term best interests. Our 2010 Plan provides for the grant of incentive stock options, within the meaning of Internal Revenue Code Section 422, nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units, bonus stock, and performance awards. Officers, directors, employees, consultants, agents and independent contractors who provide services to us or to any parent or subsidiary of ours are eligible to receive such awards.

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Stock Subject to the Plan. The maximum aggregate number of shares that may be issued under the 2010 Plan is                      shares of our common stock. On January 1st of each year after the effective date, the number of shares available for all awards other than incentive stock options will increase by                     % of the number of shares of common stock outstanding as of such date. To the extent a stock option or other stock award expires or otherwise terminates without having been exercised or paid in full, or is settled in cash, the shares subject to such awards will become available for future grant or sale under the 2010 Plan.

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Plan Administration. Our compensation committee will administer the 2010 Plan, and has the authority to amend and modify the plan in all respects, subject to any stockholder approval required by law or stock exchange rules. Subject to the terms of our 2010 Plan, the committee will have the authority to determine the eligibility for awards and the terms, conditions, and restrictions, including vesting terms, the number of shares subject to an award, and any performance goals applicable to grants made under the 2010 Plan. The committee also will have the authority, subject to the terms of the 2010 Plan, to construe and interpret the 2010 Plan and awards, and amend outstanding awards at any time.

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Stock Options and Stock Appreciation Rights. The committee may grant incentive stock options, nonqualified stock options, and stock appreciation rights under our 2010 Plan, provided that incentive stock options are granted only to employees. The exercise price of stock options under the 2010 Plan shall be fixed by the committee, but must equal at least 100% of the fair market value of our common stock on the date of grant. The term of an option may not exceed ten years; provided, however, that an incentive stock option held by an employee who owns more than 10% of all of our classes of stock, or of certain of our affiliates, may not have a term in excess of five years, and must have an exercise price of at least 110% of the fair market value of our common stock on the grant date. Subject to the provisions of our 2010 Plan, the committee will determine the remaining terms of the options and stock appreciation rights (e.g., vesting). Upon a participant’s termination of service, the participant may exercise his or her option or stock appreciation right, to the extent vested (unless the committee permits otherwise), at the time of termination for a period of ninety days (or one year in the case of termination by death or disability or if the participant dies or becomes disabled in the ninety days following termination) following such termination, or such longer period of time as specified by the committee. However, in no event may an option or stock appreciation right be exercised later than the expiration of its term. If the participant is terminated for misconduct, all options and stock appreciation rights, whether or not exercisable, will be forfeited on the date of termination.

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Stock Awards. The committee will decide at the time of grant whether an award will be in restricted stock, restricted stock units, or bonus stock. The committee will determine the number of shares subject to the award, the vesting, and the nature of any performance measures, if any. Unless otherwise specified in the award agreement, the recipient of restricted stock will have voting rights and be entitled to receive dividends with respect to his or her shares of restricted stock. The recipient of restricted stock units will not have voting rights, but his or her award agreement may provide for the receipt of dividend equivalents, which will then be converted into additional restricted stock units.

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Transferability of Awards. The plan does not allow incentive stock options to be transferred other than by will or the laws of inheritance following the participant’s death, and such options may be exercised, during the lifetime of the participant, only by the participant. Nonqualified options may be assigned to a family member by gift or pursuant to a domestic relations order, or to a trust established for one of the participant’s family members. A participant may also designate a family member as a beneficiary who will receive outstanding options upon the participant’s death.

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Certain Adjustments. If any change is made in our common stock subject to the 2010 Plan, or subject to any award agreement thereunder, without the receipt of consideration by us, such as through a stock split, stock dividend, extraordinary distribution, recapitalization, combination of shares, exchange of shares or other similar transaction, appropriate adjustments will be made in the number, class, and price of shares subject to each outstanding award and the numerical share limits contained in the plan.

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Change in Control. Our 2010 Plan provides that, in the event of a “change in control” transaction, as defined under “Compensation Discussion and Analysis—Change of Control and Severance Arrangements” above, the board of directors may, in its discretion take a number of actions. Our board of directors may, (1) cause outstanding awards to be assumed and continued by a successor corporation, with continued vesting in accordance with pre-change in control provisions, (2) cancel all awards in exchange for a cash payment, or (3) cause all awards to be fully vested and/or exercisable immediately prior to the change in control and terminate immediately after.

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Plan Termination and Amendment. Our board of directors has the authority to amend, suspend, or terminate the 2010 Plan, subject to any requirement of stockholder approval required by law or stock exchange requirements. Our 2010 Plan will terminate in 2020, unless we terminate it earlier.

2010 Employee Stock Purchase Plan

Concurrently with this offering, we are establishing our 2010 Employee Stock Purchase Plan, or the ESPP. Our board of directors will adopt, and we expect our current stockholders to approve, the ESPP prior to the completion of this offering. All employees of our company and its subsidiaries will be allowed to participate. A total of                      shares of our common stock will be made available for sale under the ESPP. Our ESPP is intended to qualify under Section 423 of the Internal Revenue Code.

Eligibility. All of our employees will be eligible to participate if they are customarily employed by us or any of our participating subsidiaries for at least twenty hours per week and more than five months in any calendar year, and have been employed for at least one month as of the first day of the applicable purchase period. However, an employee may not be granted rights to purchase stock under our ESPP if such employee owns 5% or more of our common stock, and no employee may accrue the right to purchase stock at a rate that exceeds $25,000 worth of our stock for each calendar year.

Offerings; Purchase Dates. Under the ESPP, an offering period will last for 24 months, comprised of four six-month purchase periods. Under the ESPP, purchases will be made four times during each offering period on the last trading day of each purchase period, and the dates of such purchases shall be “purchase dates.” A new purchase period will begin the day after a purchase date. A new twenty-four month offering period will commence on each                      and                      during the term of the ESPP. Our Compensation Committee may change the frequency and duration of offering periods and purchase dates under the ESPP.

If the fair market value per share of our common stock on any purchase date is less than the fair market value per share on the start date of the two-year offering period, then that offering period will automatically terminate, and a new 24-month offering period will begin on the next trading day. All participants in the terminated offering period will be transferred to the new offering period.

Purchases of Common Stock. Our ESPP permits participants to purchase common stock through payroll deductions of up to 10% of their eligible compensation.

Amounts deducted and accumulated by a participant are used to purchase shares of our common stock at the end of each purchase period. The purchase price of the shares will be 85% of the lower of the fair market value of our common stock on the participant’s entry into the offering period or on the applicable purchase date. No participant may purchase more than 2000 shares of our common stock in any purchase period. Participants may end their participation at any time during a purchase period, and their accrued payroll deductions will be used to purchase shares at the end of the purchase period, unless the participant elects that the payroll deductions be returned to him or her. A participant who suspends payroll deductions may resume participation in the plan as of the next purchase period. We will return payroll deductions to a participant whose employment terminates for any reason.

Change in Control. In the event of a merger or other transaction in which our common stock is exchanged for other securities, our board of directors may provide for the successor corporation to assume the plan, to terminate the plan and distribute payroll deductions, or to allow for the purchase of shares immediately prior to the transaction.

Plan Termination and Amendment. Our board of directors has the authority to amend, suspend, or terminate our ESPP. Our ESPP will automatically terminate in 2020, unless we terminate it sooner. In the event the ESPP is terminated, any unused payroll deductions will be returned to employees.

Employment and Change of Control Severance Agreements

Employment with us is at will. We have an offer letter agreement with Mr. Flahaux in connection with his commencement of employment with us. Mr. Flahaux’s offer letter agreements includes his initial base salary and stock option grant along with vesting provisions with respect to that initial stock option grant. In connection with this offering, we have also entered into change of control severance agreements with each of our named executive officers which generally provide for additional benefits in the event of a change of control transaction followed by an involuntary termination of the named executive officer’s employment. For a description of these benefits, see “Compensation Discussion and Analysis—Change of Control and Severance Arrangements” and “Potential Payments on Termination or Change in Control” above.

Indemnification

We have entered, and intend to continue to enter, into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our certificate of incorporation and bylaws. With certain exceptions, these agreements provide for indemnification for related expenses including, among others, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement, actually and reasonably incurred by any of these individuals in connection with the investigation, defense, settlement or appeal of a proceeding arising out of the fact that the individual is or was our agent, or by reason of anything done or not done by the individual in any such capacity. We believe that these provisions in our certificate of incorporation and bylaws and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the director and executive compensation arrangements discussed above in “Executive Compensation,” we have been a party to the following transactions since January 1, 2007 in which the amount involved exceeded or will exceed $120,000 and in which any director, executive officer or holder of more than 5% of our common stock, or any member of the immediate family of any of them, had or will have a material interest.

Other Transactions

In connection with the Holding Company Formation, all outstanding shares of Corsair Memory’s common stock, including shares held by some of its executive officers, will be converted into shares of Corsair Components’ common stock, and all options to purchase shares of Corsair Memory’s common stock, including options held by its directors and executive officers, will become options to purchase Corsair Components’ common stock.

We have entered into offer letters and change of control severance agreements with certain of our executive officers as described above under “Executive Compensation—Employment and Change of Control Severance Agreements.”

We have entered into indemnification agreements with each of our directors and executive officers as described above under “Executive Compensation—Indemnification.” Our certificate of incorporation and bylaws also provide for us to indemnify our directors and executive officers to the fullest extent permitted by Delaware law.

We have granted stock options to our executive officers and directors. For further information, see “Executive Compensation—Outstanding Equity Awards at Fiscal Year End” and “Management—Director Compensation.”

On January 25, 2007, February 16, 2007 and March 8, 2007, we borrowed $325,752, $267,704 and $194,289, respectively, from Andrew J. Paul, our Chief Executive Officer and President and one of our co-founders. The interest on all of these borrowings is to be repaid in quarterly installments after the date of issuance until all principal and interest with respect to such borrowing has been repaid. The original promissory note debt bore interest at a prime rate per annum adjustable on January 1st of each year. This was subsequently changed at the time of the new debt financing with Wells Fargo Bank and BHC Interim Funding in June 2009 to prime + 4% and the January 1 adjustment each year was removed. Interest accrued at a rate of 8.25% until January 1, 2008, 7.25% until January 1, 2009, 3.25% until June 19, 2009 after which it has remained at 7.25% (prime rate + 4%) and will continue at that rate until the prime rate changes. Since January 1, 2007, we have paid $952,952 toward principal and $138,956 in interest to Mr. Paul. As of March 31, 2010, the unpaid principal amount of this loan was $198,869.

On December 16, 2009, which we sometimes call the Effective Date, we entered into retention agreements with each of John S. Beekley, our Vice President, Applications Engineering, John E. Green, our Corporate Secretary, Richard R. Hashim, our Director, Product Marketing and Donald A. Lieberman, our Chief Technology Officer, which agreements provide for compensation upon certain terminations of employment. In the event that either (A) we (or our successor) terminate the employee’s employment without Cause (as defined below) or (B) the employee terminates employee’s employment for Good Reason (as defined below), we will make payments to the employee at a rate equal to the employee’s annual base salary then in effect, in equal monthly installments for the period commencing on the first day of the month following the employee’s date of termination and ending 24 months after the date of termination, or 12 months in the case of John E. Green, our Corporate Secretary which we refer to as the Severance Period. Payments will cease immediately upon the employee starting an employment or substantial or material consulting engagement with any entity during the Severance Period. In addition, the employee will continue to be eligible to participate in our medical, prescription drug, vision and dental benefit plans through the lesser of either (1) the California COBRA period or (2) the Severance Period; provided that such continued benefits will be terminated if the employee becomes eligible for comparable benefits from a subsequent employer. The retention agreements expire on the earlier of (a) December 16, 2014, or (b) upon completion of this offering.

“Cause” means the employee (1) commits a crime involving dishonesty, breach of trust, or physical harm to any person; (2) engages in conduct that is materially injurious to the company, including but not limited to, misappropriation of trade secrets, fraud or embezzlement; (3) refuses to implement or follow a lawful policy or directive of the company, which willful refusal to implement or follow is not cured within 20 days after written notice to employee from the company, provided that the company’s obligation to provide a 20 day cure period will only apply if the breach is curable or (4) engages in misfeasance or malfeasance demonstrated by a pattern of failure to perform job duties diligently and professionally.

“Good Reason” means (1) a significant reduction in the nature or scope of the employee’s duties, responsibilities, authority and powers exercised by the employee immediately prior to the Effective Date; or (2) a reduction in the employee’s annual base salary in effect on the Effective Date, except for across-the-board salary reductions similarly affecting similar personnel of the company (or its successor) and except as consented to by the employee.

On June 10, 2003, Andrew J. Paul, our Chief Executive Officer and President and one of our co-founders, provided a guarantee in favor of up to $2,000,000 under our revolving credit facility. We do not expect that Mr. Paul will guarantee our new credit facility.

On June 18, 2009, Andrew J. Paul, our Chief Executive Officer and President and one of our co-founders, agreed to guarantee payment of up to $750,000 of a $5,000,000 loan from BHC Interim Funding III, L.P. We repaid this loan in full in February 2010 and consequently the guarantee was extinguished.

In December 2005, we entered into the Stock Restriction Agreement with certain of our officers, directors, and beneficial owners of more than 5% of our outstanding common stock, including Messrs. Andrew J. Paul, our Chief Executive Officer and President; John E. Green, currently our Corporate Secretary; John S. Beekley, our Vice President, Applications Engineering and one of our co-founders and a beneficial owner of more than 5% of our outstanding common stock; and Donald Lieberman, our Chief Technology Officer and one of our co-founders and a beneficial owner of more than 5% of our outstanding common stock. A number of other stockholders and employees of Corsair also executed the agreement. The Stock Restriction Agreement provides parties to the agreement with an option to purchase the shares of stockholders party to the agreement upon certain triggering events including, among others, departures from Corsair’s employment for reasons other than not-for-cause terminations by us. In addition, stockholders party to the agreement have the right to require us to repurchase all shares held by them if we terminate their employment without cause.

In addition, the Stock Restriction Agreement contains several employment-related provisions, including:

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the obligation of Corsair to obtain the approval of a majority-in-interest of the parties to the agreement prior to the termination of the employment of any other party to the agreement, or the termination of any sales representation agreement with any organization with which any party to the agreement is employed or serves as an independent contractor;

•	a nonsolicitation provision as to current and former customers of Corsair, applicable to any stockholder party to the agreement who ceases to be one of our employees;

•	a nonsolicitation provision as to employees of Corsair, applicable to any stockholder party to the agreement who ceases to be one of our employees; and

•	a nondisparagement provision as to Corsair and its affiliated parties, applicable to any stockholder party to the agreement who ceases to be one of our employees.

The Stock Restriction Agreement will be terminated prior to the completion of this offering.

Policy Regarding Transactions with Related Persons

We have adopted a formal policy that our executive officers, directors, nominees for director and beneficial owners of more than 5% of any class of our outstanding voting securities, and any immediate family members of any of the foregoing persons are not permitted to enter into a related person transaction with us without the approval or ratification of our audit committee or the vote of a majority of the disinterested members of our board of directors if our audit committee determines that the approval or ratification of a related person transaction should be considered by all of the disinterested members of our board of directors. Under this policy, a related person transaction is, in general, a transaction between us and any of our executive officers, directors, nominees for director and beneficial owners of more than 5% of any class of our outstanding voting securities, or any immediate family member of any of the foregoing persons, in which the amount involved exceeds $120,000. Under this policy, a related person transaction must be presented to our audit committee for approval or ratification. In approving or rejecting any such transaction, our audit committee is to consider all factors that are relevant to the transaction, including, but not limited to, the size of the transaction and the amount payable to the related person, the nature of the interest of the related person in the transaction, whether the transaction may involve a conflict of interest, and whether the transaction involves the provision of goods or services to us that are available from unaffiliated third-parties and, if so, whether the transaction is on terms that are at least as favorable to us as would be available in comparable transactions with unaffiliated third-parties. All of the transactions described above were entered into prior to the adoption of this policy.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of March 31, 2010, presented on an actual basis and as adjusted to reflect the shares of common stock to be sold by us and the selling stockholders in the offering, by:

•	each of our named executive officers;

•	each of our directors;

•	all of our executive officers and directors as a group;

•	each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our common stock; and

•	each selling stockholder.

We have determined beneficial ownership in accordance with SEC rules. Under these rules, the number of shares of common stock deemed outstanding for purposes of determining the number or percentage of shares owned by any person or entity includes shares of common stock issuable upon exercise of options or warrants held by that person or entity that are exercisable within 60 days after March 31, 2010, but excludes common stock issuable upon exercise of any other options or warrants owned by that person or entity or options or warrants held by any other person or entity. Applicable percentage ownership is based on shares of our common stock, options and warrants outstanding at March 31, 2010.

Unless otherwise indicated and subject to applicable community property laws, to our knowledge, each stockholder named in the following table possesses sole voting and investment power over the shares listed. Unless otherwise noted, the address of each stockholder named in the following table is c/o Corsair Components, Inc., 46221 Landing Parkway, Fremont, California 94538.

	Shares of Common Stock Beneficially Owned Prior to this Offering		Shares Being Offered(13)	Shares of Common Stock Beneficially Owned After this Offering
Name of Beneficial Owner	Shares Owned	Percentage of Outstanding Shares		Shares Owned	Percentage of Outstanding Shares
Named Executive Officers and Directors:
Andrew J. Paul(1)	29,455,600	41.06%	3,803,250	25,652,350	35.76%
Nicholas B. Hawkins(2)	1,720,833	2.73%	—	1,720,833	2.73%
José R. Flahaux(3)	1,200,000	1.92%	—	1,200,000	1.92%
George R. Elliott(4)	105,000	* %	—	105,000	* %
John S. Hodgson(5)	275,138	* %	—	275,138	* %
Samuel R. Szteinbaum(6)	240,000	* %	—	240,000	* %

All directors and executive officers as a group (6 people)	32,996,571	43.83%	3,803,250	29,193,321	38.78%

Other 5% Stockholders:
John S. Beekley(7)	15,636,400	23.92%	2,313,950	13,322,540	20.38%
Donald A. Lieberman(8)	13,280,400	20.40%	1,897,680	11,382,720	17.49%
Corsair Employee Stock Ownership Plan(9)	10,513,480	17.15%	—	10,513,480	17.15%
Richard R. Hashim(10)	5,772,700	8.98%	554,800	5,217,900	8.12%
John E. Green(11)	3,319,900	5.28%	350,190	2,969,710	4.72%
Joseph H. Wilson, Jr.(12)	3,322,250	5.18%	99,600	3,222,650	5.03%
Other Selling Stockholders:
BHC Interim Funding III, L.P.(14)	1,942,827	3.07%	971,414	971,413	1.54%
Paul McGuire(15)	1,795,950	2.91%	286,690	1,509,260	2.45%
Paul Watkins(16)	1,146,966	1.87%	221,060	925,906	1.51%
Martin Mueller(17)	1,072,000	1.72%	40,000	1,032,000	1.66%

*	Represents beneficial ownership of less than 1%.
(1)	Consists of 19,016,250 shares of common stock held of record by Andrew J. Paul and options to purchase 10,439,350 shares of common stock that are exercisable within 60 days of March 31, 2010. Mr. Paul is a trustee of our ESOP, and as such, has voting and dispositive power over the 10,513,480 shares of common stock held by the ESOP. Mr. Paul disclaims beneficial ownership of such shares held by the ESOP. See footnote (9) below.
(2)	Consists of options to purchase 1,720,833 shares of common stock that are exercisable within 60 days of March 31, 2010. Mr. Hawkins is a trustee of the ESOP, and as such, has voting and dispositive power over the 10,513,480 shares of common stock held by the ESOP. Mr. Hawkins disclaims beneficial ownership of such shares held by the ESOP. See footnote (9) below.
(3)	Consists of options to purchase 1,200,000 shares of common stock that are exercisable within 60 days of March 31, 2010.
(4)	Consists of options to purchase 105,000 shares of common stock that are exercisable within 60 days of March 31, 2010.
(5)	Consists of options to purchase 275,138 shares of common stock that are exercisable within 60 days of March 31, 2010.
(6)	Consists of options to purchase 240,000 shares of common stock that are exercisable within 60 days of March 31, 2010.
(7)	Consists of 11,569,750 shares held of record by John S. Beekley and options to purchase 4,066,650 shares of common stock that are exercisable within 60 days of March 31, 2010.
(8)	Consists of 9,488,400 shares held of record by the Donald Lieberman & Patricia A. Long Revocable Trust dated 10/30/04 and options to purchase 3,792,000 shares of common stock that are exercisable within 60 days of March 31, 2010 held of record by Mr. Lieberman.
(9)	Consists of 10,513,480 shares of record by Andrew J. Paul, Nicholas B. Hawkins and John E. Green, trustees of our ESOP, that are exercisable within 60 days of March 31, 2010. Our common stock and any other assets of the ESOP are held in a trust established under the ESOP. The trust is the legal owner of the shares of our common stock held by the ESOP. Messrs. Paul, Green and Hawkins are the trustees of such trust and the members of the committee that administers the ESOP, and as such, have voting and dispositive power over these shares but, in each case, they are subject to direction. The ESOP committee has the power to direct the trustees to sell shares of our common stock held by the ESOP. The ESOP committee is also entitled to direct the ESOP trustees as to the voting of any shares of the company’s common stock that are held by the ESOP trust and that (1) are not allocated to participants’ accounts, (2) are allocated to participants’ accounts but participants are not then entitled to direct the voting of such shares, or (3) are allocated to participants’ accounts but participants have failed to give timely voting directions with respect to those shares. Each of Messrs. Paul, Green and Hawkins disclaims beneficial ownership of shares owned by the ESOP.
(10)	Consists of 2,774,000 shares held of record by Richard Razian Hashim and Laura Jane Walker, Trustees Hashim-Walker 1999 Revocable Trust and options to purchase 2,998,700 shares of common stock that are exercisable within 60 days of March 31, 2010 held of record by Mr. Hashim.
(11)	Consists of 1,750,950 shares held of record by John E. Green and Karen M. Green, Trustees of The Green Family Living Trust dated April 29, 2008 and options to purchase 1,568,950 shares of common stock that are exercisable within 60 days of March 31, 2010 held of record by John E. Green.
(12)	Consists of 498,000 shares held of record by Joseph Howard Wilson, Jr. & Savang Ung Wilson Revocable Trust dated 3/8/06 and options to purchase 2,824,250 shares of common stock that are exercisable within 60 days of March 31, 2010 held of record by Mr. Wilson.
(13)	In the event that the underwriters exercise their option to purchase additional shares, we and each of the selling stockholders other than BHC Interim Funding III, L.P. will sell a pro rata portion of those shares, with those pro rata portions to be calculated on the basis of the respective numbers of shares of common stock that the underwriters are obligated to purchase from us and each of the selling stockholders other than BHC Interim Funding III, L.P.
(14)	Consists of rights to purchase 1,942,827 shares of common stock upon exercise of the warrants. The address for BHC Interim Funding III, L.P. is 444 Madison Avenue, 25th Floor, New York, NY 10022.
(15)	Consists of 1,433,450 shares held of record by Paul McGuire and options of purchase 362,500 shares of common stock that are exercisable within 60 days of March 31, 2010.
(16)	Consists of 1,105,300 shares held of record by Paul Watkins and options to purchase 41,666 shares of common stock that are exercisable within 60 days of March 31, 2010.
(17)	Consists of 200,000 shares held of record by Martin E. Mueller and options to purchase 872,000 shares of common stock that are exercisable within 60 days of March 31, 2010.

DESCRIPTION OF CAPITAL STOCK

The following is description of some of the terms and provisions of our common stock and preferred stock and of our certificate of incorporation and bylaws, as they will be in effect upon the completion of this offering, and of the Delaware General Corporation Law, or DGCL. The following description is not complete and is subject to, and qualified in its entirety by reference to, our certificate of incorporation and bylaws as they will be in effect upon completion of this offering. For more complete information, you should review the forms of our certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus is part.

General

Upon consummation of this offering, our authorized capital stock will consist of                      shares of common stock, par value $0.0001 per share, and                      shares of preferred stock, par value $0.0001 per share.

As of March 31, 2010, we had 61,299,526 shares of common stock and no shares of preferred stock outstanding and 95 holders of record of our common stock.

Common Stock

Each share of common stock is entitled to one vote per share. The holders of our common stock are not entitled to cumulative voting rights with respect to the election of our directors. This means that the holders of a majority of the outstanding shares of our common stock will be entitled to elect all of the directors then standing for election. In addition, except as described below under “—Preferred Stock” and “—Anti-takeover Effects of our Certificate of Incorporation and Bylaws,” the affirmative vote of the holders of a majority of the outstanding shares of our common stock is generally required to amend our certificate of incorporation or for us to merge into another company. This means that the holders of a majority of the outstanding shares of our common stock will, in general, have the power to approve amendments to our certificate of incorporation or our merger into another company.

Subject to any preferential rights to receive dividends of any outstanding shares of our preferred stock, the holders of our common stock will be entitled to share equally, on a per share basis, in any dividends that may be declared by our board of directors out of funds legally available for the payment of dividends. It is our present intention not to pay cash dividends on our common stock for the foreseeable future. See “Dividend Policy.”

Upon our voluntary or involuntary liquidation, dissolution or winding up, the holders of our common stock shall be entitled to share equally, on a per share basis, in any assets remaining for distribution to our common stockholders after payment of or provision for our liabilities and subject to any preferential rights of any outstanding shares of our preferred stock to receive distributions in the event of our liquidation, dissolution or winding up.

Our common stock is not convertible into any other shares of our capital stock. There are no redemption or sinking fund provisions applicable to our common stock.

Preferred Stock

Under our certificate of incorporation, our board of directors has the authority, without action by our stockholders, to issue up to                      shares of preferred stock in one or more series and to fix the number of shares constituting any such series and to establish the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon the preferred stock of any series, which may include dividend and liquidation rights and preferences, conversion rights and voting rights. As a result, our board of directors, without stockholder approval, could issue one or more series of preferred stock with voting, economic and other rights that are superior to those of our common stock and that could, among other things:

•	dilute the voting power of our common stock;

•	reduce the likelihood that holders of our common stock will receive dividend payments (if we were to elect to pay dividends) or payments in the event of our liquidation, dissolution or winding up; and

•	delay, deter or prevent a change in control or other takeover of our company.

Warrants

On June 18, 2009, we received a $5 million term loan from BHC Interim Funding III, L.P. and, in connection with that loan, entered into a related loan agreement and issued warrants to the lender. The warrants are exercisable through June 18, 2014 and entitle the holder to purchase shares of our common stock at an exercise price of $0.55 per share (subject to adjustments as provided in the warrants). The number of shares of our common stock issuable upon exercise of the warrants is equal to the sum of (a) 1,942,827 shares of common stock plus (b) the number of shares of common stock equal to 2% of the total number of shares of common stock of all classes issued by us (other than shares of common stock issued in this offering) during the period beginning on and including April 1, 2010 to but excluding the closing date of this offering, calculated on a fully-diluted basis after giving effect to the exercise of all other warrants, options and rights to acquire any shares of our common stock issued by us, and the conversion of any convertible securities issued by us, during the period beginning on and including April 1, 2010 to but excluding the closing date of this offering, subject to specified exceptions.

The exercise price of the warrants, and the property receivable upon exercise, are subject to adjustment under certain circumstances. Among other things, if we issue or reprice any common stock at a price per share less than the exercise price of the warrants then in effect, the exercise price will be adjusted to equal the quotient obtained by dividing (a) the aggregate consideration received or receivable by us upon the issuance of those shares by (b) the number of shares so issued or to be so issued or repriced. Likewise, if we:

•	reorganize or reclassify any of our outstanding common stock,

•	merge or consolidate with another entity or sell all or substantially all of our property, assets, business and goodwill,

•	dissolve, liquidate or wind up our affairs,

•	make a distribution of assets or securities (other than cash) to our stockholders, or

•	experience any other change of control (as defined above),

the holder of the warrants will be entitled to receive, upon exercise, the same kind and amount of securities or other assets that the holder would have received had the warrants been exercised immediately prior to that event or the record date for that event, as the case may be. The exercise price and number of shares issuable on exercise are also subject to other customary anti-dilution adjustments, if for example, we pay a dividend in shares of our common stock or subdivide or combine our common stock.

The holder of the warrants has the right to sell a portion of the shares of common stock issuable on exercise of the warrants in this offering and has elected to sell some of those shares in this offering. See “Principal and Selling Stockholders.” In the event that we consummate this offering, then, if we at any time propose to register any of our securities under the Securities Act (other than by a registration statement on Form S-4 or S-8 or any successor or similar forms), whether for our account or for the account of any of our stockholders, the holders of the warrants are entitled to include the shares of common stock issuable upon exercise of the warrants in that registration statement and, if applicable, to sell those shares in any underwritten offering under that registration statement (subject to our right to determine either not to register or to delay the registration and the right of the managing underwriter in an underwritten offering to reduce the number of, or eliminate the, shares sold by the warrant holders in that offering). We are required to pay the registration expenses of the warrant holders in connection with a registration of its shares.

The holder of the warrants has the right to require us to repurchase the warrants or the shares of common stock issued on exercise of those warrants on June 30, 2012 and under other specified circumstances. However, this repurchase right will be terminated in connection with this offering.

Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws

Some provisions of our certificate of incorporation and bylaws could have the effect of delaying, deterring or preventing another party from acquiring or seeking to acquire control of us. These provisions are intended to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage anyone seeking to acquire control of us to negotiate first with our board of directors. However, these provisions may also delay, deter or prevent a change in control or other takeover of our company that our stockholders might consider to be in their best interests, including transactions that might result in a premium being paid over the market price of our common stock and also may limit the price that investors are willing to pay in the future for our common stock. These provisions may also have the effect of preventing changes in our management.

Certificate of Incorporation and Bylaws. Our certificate of incorporation and bylaws include anti-takeover provisions that:

•

authorize our board of directors, without further action by the stockholders, to issue preferred stock in one or more series and, with respect to each series, to fix the number of shares constituting that series and to establish the rights and other terms of that series, which may include dividend and liquidation rights and preferences, conversion rights and voting rights;

•	require that actions to be taken by our stockholders may only be taken at an annual or special meeting of our stockholders and not by written consent;

•

specify that special meetings of our stockholders can be called only by our board of directors, the Chairman of our board of directors, our Chief Executive Officer or our President and not by our stockholders or any other persons;

•	establish advance notice procedures for stockholders to submit nominations of candidates for election to our board of directors and other proposals to be brought before a stockholders meeting;

•	provide that directors may be removed only for cause;

•

provide that vacancies on our board of directors or newly created directorships resulting from an increase in the number of our directors may be filled only by a majority of directors then in office, even though less than a quorum;

•	divide our board of directors into three classes, serving staggered terms of three years each;

•	do not give the holders of our common stock cumulative voting rights with respect to the election of directors;

•

prohibit us from engaging in certain business combinations with any “interested stockholder” (as defined) unless specified conditions are satisfied as described below under “—Business Combinations”; and

•

require the affirmative vote of the holders of at least two-thirds of the combined voting power of all shares of our outstanding capital stock entitled to vote generally in the election of our directors (voting as a single class) in order to amend the provisions of our certificate of incorporation or by-laws described in the bullet points above or remove any directors.

Business Combinations. We have opted out of Section 203 of the DGCL, which regulates corporate takeovers. However, our certificate of incorporation contains provisions that are similar to DGCL Section 203. Specifically, our certificate of incorporation provides that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the person became an interested stockholder, unless:

•

prior to the time that person became an interested stockholder, our board of directors approved either the business combination or the transaction which resulted in the person becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the person becoming an interested stockholder, the interested stockholder owned shares of our voting stock having at least 85% of the combined voting power of all shares of our voting stock (voting as a single class) outstanding at the time the transaction commenced, excluding certain shares; or

•

at or subsequent to the time the person became an interested stockholder, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66-2/3% of the combined voting power of all shares of our outstanding voting stock (voting as a single class) that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, certain asset or stock sale or other transactions resulting in a financial benefit to the interested stockholder and “voting stock” means any class or series of our capital stock entitled to vote generally in the election of our directors. Subject to certain exceptions, an “interested stockholder” is defined, in general, as a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, shares of our voting stock with 15% or more of the combined voting power of all of our outstanding voting stock (voting as a single class). However, our certificate of incorporation provides, in general, that              and              and, subject to exceptions, their direct and indirect transferees and their respective affiliates and successors, as well as any “group” (within the meaning of Rule 13d-5 of the Securities Exchange Act) that includes any of the foregoing persons or entities, will not constitute “interested stockholders” for purposes of this provision.

Limitation on Liability of Officers and Directors; Indemnification of Directors and Officers

As permitted by the DGCL, our certificate of incorporation includes a provision that eliminates the personal liability of a director for monetary damages to us or our stockholders for breach of his or her fiduciary duty as a director, except for liability:

•	for breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law;

•	under Section 174 of the DGCL (relating to, among other things, unlawful dividends or stock repurchases or redemptions); or

•	for transactions from which the director derived an improper personal benefit.

Our bylaws require us to indemnify our directors and executive officers to the maximum extent not prohibited by the DGCL or any other applicable law and allow us to indemnify other officers, employees and other agents as set forth in the DGCL or any other applicable law.

We believe that these limitation of liability and indemnification provisions are useful to attract and retain qualified directors and officers.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be                    .

Nasdaq Global Market Listing

We intend to apply to have our common stock listed on the Nasdaq Global Market under the symbol “CRSR.”

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has not been a public market for shares of our common stock. Future sales of substantial amounts of our common stock, including shares issued upon the exercise of outstanding options or warrants in the public market after this offering, or the perception that those sales may occur, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future. Furthermore, because only a limited number of shares of our common stock will be available for sale for a period of several months after completion of this offering because of the restrictions on resale described below, sales of substantial amounts of our common stock in the public market after those restrictions lapse, or the perception that such sales may occur, could also cause the prevailing market price of our common stock to fall or impair our ability to raise equity capital in the future.

Upon the completion of this offering, a total of                      shares of our common stock will be outstanding, based on shares outstanding as of March 31, 2010. Of those shares, all shares of common stock sold in this offering, including any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless those shares are held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act.

All shares of common stock outstanding immediately prior to completion of this offering will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including the exemptions provided by Rules 144 and 701 under the Securities Act described below. Under the lock-up agreements referred to below and the provisions of Rules 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

Date	Number of Shares
On the date of this prospectus
Between 90 and 180 days after the date of this prospectus
At various times beginning more than 180 days after the date of this prospectus

As described under “Underwriting” below, the lock-up agreements referred to below prohibit, in general and subject to exceptions, sales of these restricted securities for a period of 180 days after the date of this prospectus without the prior written consent of each of Barclays Capital Inc. and Jefferies & Company, Inc. However, this 180 day period may be extended by up to 34 additional days under specified circumstances. In the event of any such extension, references to 180 days in the preceding table should be read to mean 180 days plus the number of days of that extension.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements of the Securities Exchange Act for at least 90 days, a person who is not deemed to have been one of our “affiliates” for purposes of Rule 144 at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our “affiliates,” is entitled to sell those shares in the public markets (subject to the lock-up agreement referred to below, if applicable) without complying with the manner of sale, volume limitation or notice provisions of Rule 144, but subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our “affiliates,” then such person is entitled to sell such shares in the public markets without complying with any of the requirements of Rule 144 (subject to the lock-up agreement referred to below, if applicable).

In general, under Rule 144, as currently in effect, our “affiliates,” as defined in Rule 144 or persons selling shares on behalf of our “affiliates” are entitled to sell in the public markets, upon expiration of any applicable lock-up agreements and within any three-month period beginning 90 days after the date of this prospectus, a number of shares of our common stock that does not exceed the greater of:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately                      shares of common stock immediately after this offering, based on the number of shares of our common stock outstanding as of December 31, 2010; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our “affiliates” or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Our employees, directors, consultants and advisors who, prior to the effective date of the registration statement of which this prospectus is a part, acquired shares of our common stock from us under a written compensatory benefit plan or written compensation agreement in compliance with Rule 701 under the Securities Act may rely on Rule 701 with respect to the resale of those shares. In general, Rule 701 permits resales of those shares commencing 90 days after that effective date in reliance on Rule 144, but without compliance with the holding period requirements contained in Rule 144. Accordingly, subject to any applicable lock-up agreements, beginning 90 days after that effective date, under Rule 701 persons who are not our “affiliates,” as defined in Rule 144, may resell those shares without complying with the minimum holding period or public information requirements of Rule 144, and persons who are our “affiliates” may resell those shares without compliance with Rule 144’s minimum holding period requirements.

Lock-Up Agreements

We and the holders (including all of our directors and executive officers and the selling stockholders) of a significant majority of the shares of our common stock outstanding prior to this offering have entered into lock-up agreements that, in general and subject to exceptions, prohibit us from issuing or selling shares of our common stock and prohibit those directors, executive officers, selling stockholders and other stockholders from selling or otherwise transferring their shares of common stock for a period of 180 days after the date of this prospectus, subject to extension by up to 34 additional days under specified circumstances, without the prior written consent of each of Barclays Capital Inc. and Jefferies & Company, Inc. For more information, see “Underwriting—Lock-Up Agreements” below.

Warrants; Registration Rights

Upon completion of this offering, warrants entitling the holders to purchase shares of our common stock at an exercise price of $0.55 per share (subject to adjustment as provided in the warrants) will be outstanding. The number of shares of our common stock issuable upon exercise of the warrants is equal to the sum of (a) 1,942,827 shares of common stock plus (b) the number of shares of common stock equal to 2% of the total number of shares of common stock of all classes issued by us (other than shares of common stock issued in this offering) during the period beginning on and including April 1, 2010 to but excluding the closing date of this offering, calculated on a fully-diluted basis after giving effect to the exercise of all other warrants, options and rights to acquire any shares of our common stock issued by us, and the conversion of any convertible securities issued by us, during the period beginning on and including April, 1, 2010 to but excluding the closing date of this offering, subject to specified exceptions. Although the holder of the warrants has elected to sell some of those shares in this offering (see “Principal and Selling Stockholders”), the holders of the remaining shares of common stock issuable upon exercise of those warrants are entitled to various rights with respect to the registration of those shares under the Securities Act after this offering. Registration of those shares under the Securities Act after this offering would permit those shares to be sold in the public markets upon the effectiveness of the applicable registration statement. See “Description of Capital Stock—Warrants” for additional information.

Equity Incentive Plans

Immediately after completion of this offering and based on options outstanding as of March 31, 2010, options to purchase                      shares of our common stock will be outstanding and                  additional shares of our common stock will be available for future awards under our 2010 Equity Incentive Plan, plus automatic annual increases in the number of shares available for future award under that plan, and                      additional shares of our common stock will be available for future awards under our 2010 Employee Stock Purchase Plan, all as described under “Executive Compensation—Equity Incentive Plans.” Of those outstanding options, options to purchase a total of 25,849,467 shares of common stock were vested as of March 31, 2010. Shares of common stock issuable upon exercise of those options or pursuant to our 2010 Employee Stock Purchase Plan will be eligible for resale under the provisions of Rule 144 and, if issued in compliance with Rule 701 prior to the effective date of the registration statement of which this prospectus is a part, Rule 701 under the Securities Act, subject to compliance with the terms of those rules and any applicable lock-up agreements.

In addition, we intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of our common stock issuable on exercise of options outstanding or reserved for issuance under our equity incentive plans. We expect that this registration statement will be filed and become effective as soon as practicable after the closing of this offering. Accordingly, shares registered under the registration statement on Form S-8 will be available for sale in the public market following its effective date, subject to any applicable lock-up agreements.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

This is a general discussion of some of the U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of shares of our common stock purchased in this offering by a beneficial owner that, for U.S. federal income tax purposes, is a “Non-U.S. Holder” (as defined below). It does not address all aspects of U.S. federal taxation that may be relevant to a Non-U.S. Holder in light of such Non-U.S. Holder’s specific investment or tax circumstances and does not address any U.S. federal estate (other than to the limited extent set forth below) or gift tax consequences or any state, local or foreign tax consequences of the acquisition, ownership or disposition of shares of our common stock or any tax consequences arising under any applicable income tax treaty. The following summary is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change, including changes in effective dates (possibly with retroactive effect), or possible differing interpretations. It deals only with shares of our common stock held as capital assets, within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code, and does not purport to deal with persons in special tax situations, such as banks, financial institutions, insurance companies, tax-exempt entities, dealers in securities or currencies, real estate investment trusts, regulated investment companies, tax-qualified retirement plans, traders in securities that elect to mark-to-market their securities holdings, persons subject to the alternative minimum tax, entities classified as partnerships, controlled foreign corporations or passive foreign investment companies for U.S. federal income tax purposes, pass-through entities or those who hold shares of our common stock through pass-through entities, certain former citizens or long-term residents of the United States subject to tax as expatriates, persons holding or receiving our common stock pursuant to the exercise of any employee stock option or otherwise as compensation, persons holding shares of our common stock through a “hybrid entity,” or persons holding shares of our common stock as a hedge against currency risks, as a position in a “straddle” or as part of a “wash sale,” “hedging,” “conversion,” “constructive sale,” or “integrated” transaction for tax purposes, or any person that actually or constructively owns five percent or more of our capital stock. If a partnership holds shares of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Thus, persons who are partners in a partnership holding shares of our common stock should consult their own tax advisors. We have not sought any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in this discussion, and there can be no assurance that the IRS will agree with such statements and conclusions.

As used herein, the term “Non-U.S. Holder” means a beneficial owner of shares of our common stock that is for U.S. federal income tax purposes:

(1)	a nonresident alien individual (other than certain former citizens or long-term residents of the United States subject to tax as expatriates),

(2)	a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) other than a corporation that is created in or organized under the laws of the United States, any State thereof or the District of Columbia,

(3)	an estate other than an estate the income of which is subject to U.S. federal income tax regardless of its source, or

(4)	a trust other than a trust (i) that is subject to the primary supervision of a court within the United States and that has one or more U.S. persons having the authority to control all substantial decisions of the trust or (ii) that has a valid election in effect to be treated as a U.S. person.

Distributions

As described under “Dividend Policy” above, we do not anticipate paying any cash dividends on our common stock in the foreseeable future. If, however, we do make distributions of cash or property with respect to shares of our common stock (other than certain distributions of shares of our common stock), such distributions will generally constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). A Non-U.S. Holder will generally be subject to withholding of U.S. federal income tax at a rate of 30% on any dividends received in respect of shares of our common stock, or such lower rate provided by an applicable income tax treaty. If the amount of the distribution exceeds our current and accumulated earnings and profits, such excess will be treated first as a tax-free return of capital to the extent of the Non-U.S. Holder’s tax basis in such Non-U.S. Holder’s shares of our common stock (with a corresponding reduction in such Non-U.S. Holder’s adjusted tax basis in such Non-U.S. Holder’s shares of our common stock), and thereafter will be treated as gain realized on the sale or other disposition of shares of our common stock (as described under “—Sale or Other Disposition of Shares of Our Common Stock” below). In order to obtain a reduced rate of U.S. federal withholding tax under an applicable income tax treaty, a Non-U.S. Holder who is otherwise entitled to benefits under an income tax treaty will be required to provide a properly executed IRS Form W-8BEN (or such other applicable form) certifying under penalties of perjury its entitlement to benefits under the treaty. Special certification requirements and certain other requirements may apply to certain Non-U.S. Holders that are entities rather than individuals. Special rules, described below, apply if dividends are effectively connected with the conduct of a trade or business (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base of the Non-U.S. Holder in the United States) within the United States by a Non-U.S. Holder.

If a Non-U.S. Holder is eligible for a reduced rate of U.S. federal withholding tax pursuant to an applicable income tax treaty, such Non-U.S. Holder generally may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors in this regard.

Dividends that are effectively connected with the conduct of a trade or business within the United States by a Non-U.S. Holder (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base of the Non-U.S. Holder in the United States), are not subject to the U.S. withholding tax described above, provided that the Non-U.S. Holder provides a properly executed IRS Form W-8ECI (or applicable successor form) and otherwise complies with applicable certification requirements, but will instead be subject to U.S. federal income tax imposed on net income in the same manner as a U.S. person. In addition, in the case of a corporate Non-U.S. Holder, the earnings and profits of the Non-U.S. Holder that are attributable to such effectively connected dividends may be subject to an additional “branch profits tax” at a 30% rate (or such lower rate as may be provided for by an applicable income tax treaty). Non-U.S. Holders should consult any applicable income tax treaties that may provide for different rules.

Sale or Other Disposition of Shares of Our Common Stock

A Non-U.S. Holder will generally not be subject to U.S. federal income tax on gain recognized on a sale or other disposition of shares of our common stock unless:

(1)	the gain is effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base of the Non-U.S. Holder in the United States);

(2)	in the case of a Non-U.S. Holder who is an individual, that holder is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met; or

(3)	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five year period ending on the date of disposition or the period that the Non-U.S. Holder held shares of our common stock, and, in the case where our common stock is regularly traded on an established securities market, the Non-U.S. Holder owns or has owned, or is treated as owning, more than 5% of our common stock at any time during the shorter of the five year period ending on the date of disposition or the period during which the Non-U.S. Holder held shares of our common stock.

In general, a corporation is a “U.S. real property holding corporation” if the fair market value of its “U.S. real property interests” (as defined in Section 897 of the Code) equals or exceeds 50% of the sum of the fair market value of its real property interests and its other assets used or held for use in a trade or business. We do not believe that we currently are, and do not anticipate becoming, a U.S. real property holding corporation. However, no assurance can be given that we will not be a U.S. real property holding corporation or that shares of our common stock will be considered regularly traded on an established securities market when a Non-U.S. Holder sells shares of our common stock.

Net gain realized by a Non-U.S. Holder described in clauses (1) and (3) above generally will be subject to tax at U.S. federal income tax rates applicable to U.S. persons. A corporate Non-U.S. Holder described in clause (1) of the preceding paragraph may also be subject to an additional “branch profits tax” at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty, on the Non-U.S. Holder’s earnings and profits attributable to such gain. Gain realized by an individual Non-U.S. Holder described in clause (2) of the preceding paragraph (which may be offset by certain U.S. source capital losses) will be subject to a 30% tax, even though the individual may not be considered a resident of the United States. The gross proceeds from transactions that generate gains described in clause (3) of the preceding paragraph may be subject to a 10% withholding tax (if shares of our common stock are no longer regularly traded on an established securities market), which withholding tax generally may be claimed by the Non-U.S. Holder as a credit against the Non-U.S. Holder’s U.S. federal income tax liability, if any.

U.S. Federal Estate Taxes

Shares of our common stock that are owned by an individual who is not a citizen or resident of the United States, as specially defined for U.S. federal estate tax purposes, on the date of that person’s death will be included in his or her estate for U.S. federal estate tax purposes unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

Generally, we must report annually to the IRS and to each Non-U.S. Holder the amount of dividends that we paid to a Non-U.S. Holder and the amount of tax that we withheld on such dividends, regardless of whether withholding was required. This information may also be made available to the tax authorities of a country in which the Non-U.S. Holder resides or is established.

Backup withholding at the applicable statutory rate will generally not apply to dividends that we pay on shares of our common stock to a Non-U.S. Holder if the Non-U.S. Holder provides a properly executed IRS Form W-8BEN (or satisfies certain documentary evidence requirements for establishing that it is a Non-U.S. Holder) or otherwise establishes an exemption. Payments by a U.S. office of a broker of the proceeds of a sale of shares of our common stock are subject to both backup withholding and information reporting, unless the holder certifies its Non-U.S. Holder status under penalties of perjury or otherwise establishes an exemption.

Information reporting requirements, but not backup withholding, will also apply to payments of the proceeds from sales of shares of our common stock by foreign offices of U.S. brokers, or foreign brokers with certain types of relationships to the United States, unless the broker has documentary evidence in its records that the holder is a Non-U.S. Holder and certain other conditions are met or the holder otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts that are withheld under the backup withholding rules may be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability, if the required information is timely furnished to the IRS.

Recently Enacted Legislation

Beginning with payments made after December 31, 2012, recently enacted legislation will generally impose a 30% withholding tax on dividends on shares of our common stock and the gross proceeds of a disposition of shares of our common stock paid to (1) a foreign financial institution (as that term is defined in Section 1471(d)(4) of the Code) unless that foreign financial institution enters into an agreement with the U.S. Treasury Department to collect and disclose information regarding U.S. account holders of that foreign financial institution (including certain account holders that are foreign entities that have U.S. owners) and satisfies other requirements, and (2) specified other non-U.S. entities unless such an entity provides the payor with a certification identifying the direct and indirect U.S. owners of the entity and complies with other requirements. Under specified circumstances, a Non-U.S. Holder of shares of our common stock may be eligible for refunds or credits of those taxes. You are encouraged to consult with your own tax advisor regarding the possible implications of this recently enacted legislation on your investment in shares of our common stock.

INVESTORS CONSIDERING THE PURCHASE OF SHARES OF OUR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL TAX LAWS IN THEIR PARTICULAR CIRCUMSTANCES AS WELL AS ANY CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SHARES OF OUR COMMON STOCK UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

UNDERWRITING

Barclays Capital Inc. and Jefferies & Company, Inc. are acting as representatives of the underwriters and the joint book-running managers of this offering. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement of which this prospectus is a part, each of the underwriters named below has severally agreed to purchase from us and the selling stockholders the respective number of shares of common stock shown opposite its name below:

Underwriters	Number of Shares
Barclays Capital Inc.
Jefferies & Company, Inc.
Oppenheimer & Co. Inc.
RBC Capital Markets Corporation

Total

The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement including:

•

the obligation to purchase all of the shares of common stock offered hereby (other than those shares of common stock covered by their option to purchase additional shares as described below), if any of the shares are purchased; and

•	our delivery of customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we and the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us and the selling stockholders for the shares.

	Paid by Us		Paid by Selling Stockholders		Total
	No Exercise	Full Exercise	No Exercise	Full Exercise	No Exercise	Full Exercise
Per Share	$	$	$	$	$	$
Total	$	$	$	$	$	$

The representatives of the underwriters have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price appearing on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $             per share. After the offering, the representatives may change the offering price and other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The expenses of the offering that are payable by us are estimated to be $             (excluding underwriting discounts and commissions).

Purchase Additional Shares

We and all but one of the selling stockholders have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase, from time to time, in whole or in part, up to an aggregate of                      shares of Common Stock at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than                      shares in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to conditions, to purchase its pro rata portion of these additional shares based on the underwriter’s underwriting commitment in the offering as indicated in the table at the beginning of this “Underwriting” section.

Lock-Up Agreements

We and the holders (including all of our directors and executive officers and the selling stockholders) of a significant majority of the shares of our common stock outstanding prior to this offering have agreed that, without the prior written consent of each of Barclays Capital Inc. and Jefferies & Company, Inc., we and they will not directly or indirectly,

•

offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person of) any shares of our common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the Securities and Exchange Commission and shares of common stock that may be issued upon exercise of any options or warrants or that are distributed to any of them by our employee stock ownership plan) or securities convertible into or exercisable or exchangeable for our common stock,

•	enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of our common stock,

•

make any demand for or exercise any right or file or cause to be filed a registration statement (other than registration statements on Form S-8 for employee benefits plans or the ESOP and registration statements on Form S-4), including any amendments thereto, with respect to the registration of any shares of our common stock or securities convertible, exercisable or exchangeable into common stock or any of our other securities, or

•	publicly disclose the intention to do any of the foregoing

for a period of 180 days after the date of this prospectus, subject to customary exceptions. In addition to these customary exceptions, these lock-up restrictions will not apply to:

•	transfers by our ESOP that the trustees of the ESOP determine are necessary or desirable in order to comply with or fulfill their fiduciary obligations to the ESOP and/or participants in the ESOP;

•

transfers of shares by the ESOP to participants in the ESOP as required by the terms of the ESOP, provided that, in the case of any transfer, the terms of the ESOP do not allow the transfer to be made after the lock-up period;

•

transfers of up to 139,166 shares (subject to adjustment of such number of shares to give effect to any stock splits, reverse splits, dividends, combinations, reclassifications or similar transactions) of our common stock issuable upon the exercise of options; or

•

shares of common stock issued by us in connection with future acquisitions of any entity, assets, business or technology in an aggregate amount not to exceed the sum of 20% of the number of shares offered by this prospectus plus any shares that the underwriters may purchase upon the exercise of their option described above.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or occurrence of material event unless such extension is waived in writing by Barclays Capital Inc. and Jefferies & Company, Inc.

Barclays Capital Inc. and Jefferies & Company, Inc., in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common stock and other securities from lock-up agreements, Barclays Capital Inc. and Jefferies & Company, Inc. will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

Offering Price Determination

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between the representatives and us. In determining the initial public offering price of our common stock, the representatives will consider:

•	the history and prospects for the industry in which we compete;

•	our financial information;

•	the ability of our management and our business potential and earning prospects;

•	the prevailing securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

Indemnification

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The representatives of the underwriters may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq Global Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives of the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

The Nasdaq Global Market

We will apply to list our shares of common stock for quotation on the Nasdaq Global Market under the symbol “CRSR.”

Discretionary Sales

The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares offered by them.

Stamp Taxes

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country or other jurisdiction of purchase, in addition to the offering price listed on the cover page of this prospectus.

Relationships

The underwriters and their affiliates may in the future provide investment banking, commercial banking and advisory services to us from time to time for which they expect to receive customary compensation and expense reimbursement.

Selling Restrictions

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	by the underwriters to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

We and the selling stockholders have not authorized and do not authorize the making of any offer of securities through any financial intermediary on our or their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us, the selling stockholders or the underwriters.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of Directive 2003/71/EC (“Qualified Investors”) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

The applicable provisions of the Financial Services and Markets Act 2000 must be complied with in respect of anything done in relation to the offering of the securities in, from or otherwise involving the United Kingdom.

Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia (“Corporations Act”)) in relation to the common stock has been or will be lodged with the Australian

Securities & Investments Commission (“ASIC”). This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a)	you confirm and warrant that you are either:

(i)	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

(ii)	a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

(iii)	a person associated with the company under section 708(12) of the Corporations Act; or

(iv)	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act,

and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

(b)	you warrant and agree that you will not offer any of the shares of common stock for resale in Australia within 12 months of those shares of common stock being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Hong Kong

The common stock may not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32, Laws of Hong Kong) or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the common stock may be issued or may be in the possession of any person for the purpose of the issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to the common stock which are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) or any rules made under that Ordinance.

India

This prospectus has not been and will not be registered as a prospectus with the Registrar of Companies in India or with the Securities and Exchange Board of India. This prospectus or any other material relating to these securities is for information purposes only and may not be circulated or distributed, directly or indirectly, to the public or any members of the public in India and in any event to not more than 50 persons in India. Further, persons into whose possession this prospectus comes are required to inform themselves about and to observe any such restrictions. Each prospective investor is advised to consult its advisors about the particular consequences to it of an investment in these securities. Each prospective investor is also advised that any investment in these securities by it is subject to the regulations prescribed by the Reserve Bank of India and the Foreign Exchange Management Act and any regulations framed thereunder.

Japan

No securities registration statement (“SRS”) has been filed under Article 4, Paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (“FIEL”) in relation to the shares of common stock. The shares of common stock are being offered in a private placement to “qualified institutional investors” (tekikaku-kikan-toshika) under Article 10 of the Cabinet Office Ordinance concerning Definitions provided in Article 2 of the FIEL (the Ministry of Finance Ordinance No. 14, as amended) (“QIIs”), under Article 2, Paragraph 3, Item 2 i of the FIEL. Any QII acquiring shares of common stock in this offer may not transfer or resell those shares except to other QIIs.

Korea

The common stock may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Korea Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The shares of common stock have not been registered with the Financial Services Commission of Korea for public offering in Korea. Furthermore, the shares of common stock may not be resold to Korean residents unless the purchaser of shares of common stock complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of the shares of common stock.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of common stock may not be circulated or distributed, nor may the shares of common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Future Act, Chapter 289 of Singapore (the “SFA”), (ii) to a “relevant person” as defined in Section 275(2) of the SFA, or any person pursuant to Section 275 (1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares of common stock are subscribed and purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole whole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable within six months after that corporation or that trust has acquired the shares of common stock under Section 275 of the SFA except:

(i)	to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA) and in accordance with the conditions, specified in Section 275 of the SFA;

(ii)	(in the case of a corporation) where the transfer arises from an offer referred to in Section 275(1A) of the SFA, or (in the case of a trust) where the transfer arises from an offer that is made on terms that such rights or interests are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets;

(iii)	where no consideration is or will be given for the transfer; or

(iv)	where the transfer is by operation of law.

By accepting this prospectus, the recipient hereof represents and warrants that he is entitled to receive it in accordance with the restrictions set forth above and agrees to be bound by limitations contained herein. Any failure to comply with these limitations may constitute a violation of law.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Sidley Austin LLP, Palo Alto, California. Latham & Watkins LLP, Menlo Park, California is representing the underwriters.

EXPERTS

The consolidated financial statements and schedule as of December 31, 2008 and 2009, and for each of the years in the three-year period ended December 31, 2009, have been included herein and in the related registration statement in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock that we are offering. The registration statement, including the exhibits and schedule, contains additional information about us and our common stock. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedule. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement and the exhibits.

For further information about us and our common stock, you may inspect a copy of the registration statement and the exhibits and schedule to the registration statement without charge at the offices of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of the registration statement and those exhibits and schedule from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549 upon the payment of the prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants like us that file electronically with the SEC and you may review and obtain a copy of the registration statement and those exhibits and schedule on that website.

Upon completion of this offering, we will become subject to the reporting and information requirements of the Exchange Act and we will file reports, proxy statements and other information with the SEC.

CORSAIR COMPONENTS, INC. AND SUBSIDIARIES

(formerly Corsair Memory, Inc.)

When the transactions referred to in note 18(c) and (d) of the Notes to Consolidated Financial Statements have been consummated, we will be in a position to render the following report.

/s/ KPMG LLP

Report of Independent Registered Public Accounting Firm

The Board of Directors

Corsair Components, Inc.

We have audited the accompanying consolidated balance sheets of Corsair Components, Inc. and subsidiaries (formerly Corsair Memory, Inc.) as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2009. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Corsair Components, Inc. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

San Francisco, California

April 23, 2010, except as to

note 18, which is as of                 , 2010

CORSAIR COMPONENTS, INC. AND SUBSIDIARIES

(formerly Corsair Memory, Inc.)

Consolidated Balance Sheets

(In thousands, except share and per share amounts)

	December 31,		March 31, 2010	Pro Forma as of March 31, 2010
	2008	2009
			(unaudited)	(unaudited)
ASSETS
Current Assets:
Cash	$648	$1,367	$693	$693
Restricted cash	1,410	1,487	1,396	1,396
Accounts receivable, net of allowances	27,609	38,563	39,609	39,609
Inventories, net	23,363	38,750	37,223	37,223
Current portion of deferred tax assets	2,233	15,487	15,487	15,487
Prepaid expenses and other current assets	2,872	2,037	2,753	2,753

Total current assets	58,135	97,691	97,161	97,161
Property and equipment, net	3,593	2,661	2,809	2,809
Deferred tax assets, less current portion	—	98	98	98
Other assets	196	187	187	187

Total assets	$61,924	$100,637	$100,255	$100,255

LIABILITIES, REDEEMABLE ESOP SHARES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$31,932	$38,927	$43,915	$43,915
Bank credit facilities	20,981	19,937	19,802	19,802
Stock compensation liability	3,456	31,072	44,279	—
Income tax payable	115	4,300	1,364	1,364
Interim funding facility	—	5,000	—	—
Common stock warrant liability	—	1,895	2,909	—
Other liabilities and accrued expenses	5,625	8,301	7,247	7,247

Total current liabilities	62,109	109,432	119,516	72,328
Deferred tax liability, less current portion	63	—	—	—
Other liabilities	2,319	2,013	2,013	2,013

Total liabilities	64,491	111,445	121,529	74,341

Redeemable ESOP shares	3,049	14,298	19,660	—

Stockholders’ equity (deficit):
Preferred stock, $0.0001 par value
Authorized: no shares at December 31, 2008 and 2009
Issued and outstanding: no shares at December 31, 2008 and 2009 and March 31, 2010 (unaudited) and on a pro forma basis at March 31, 2010 (unaudited)
Common stock, $0.0001 par value
Authorized: 110,000,000 shares at December 31, 2008 and 2009 and March 31, 2010 (unaudited) and on a pro forma basis at March 31, 2010 (unaudited)
Issued and outstanding: 61,242,758, 61,260,568, 61,299,526 and 61,299,526 shares at December 31, 2008 and 2009, March 31, 2010 (unaudited) and on a pro forma basis at March 31, 2010 (unaudited), respectively	6	6	6	6
Additional paid-in capital	4,721	4,407	5,075	52,263
Redeemable ESOP shares	(3,049)	(14,298)	(19,660)	—
Notes receivable from stockholders	(2,144)	(1,386)	(1,151)	(1,151)
Accumulated deficit	(5,192)	(13,882)	(25,255)	(25,255)
Accumulated other comprehensive income	42	47	51	51

Total stockholders’ equity (deficit)	(5,616)	(25,106)	(40,934)	$25,914

Total liabilities, redeemable ESOP shares and stockholders’ equity (deficit)	$61,924	$100,637	$100,255

See accompanying notes to consolidated financial statements

CORSAIR COMPONENTS, INC. AND SUBSIDIARIES

(formerly Corsair Memory, Inc.)

Consolidated Statements of Operations

(In thousands, except per share amounts)

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
				(unaudited)
Net revenues	$379,718	$341,072	$325,633	$64,409	$103,538
Cost of revenue	343,337	305,505	278,976	56,489	88,777

Gross profit	36,381	35,567	46,657	7,920	14,761
Operating expenses:
Product development	1,736	87	13,514	968	6,009
Sales and marketing	15,751	17,534	23,780	3,898	8,535
General and administrative	11,039	4,668	20,201	1,933	8,947

Total operating expenses	28,526	22,289	57,495	6,799	23,491

Income (loss) from operations	7,855	13,278	(10,838)	1,121	(8,730)
Interest expense, net	(3,267)	(2,543)	(1,730)	(496)	(500)
Loss on revaluation of common stock warrants	—	—	(1,722)	—	(1,014)
Other income (expense), net	70	(90)	310	13	(105)

Income (loss) before income taxes	4,658	10,645	(13,980)	638	(10,349)
Income tax expense (benefit)	67	(557)	(5,290)	385	1,024

Net income (loss)	$4,591	$11,202	$(8,690)	$253	$(11,373)

Net income (loss) per share
Basic	$0.08	$0.19	$(0.14)	$0.00	$(0.19)

Diluted	$0.00	$(0.03)	$(0.14)	$0.00	$(0.19)

Weighted average shares used in computing net income (loss) per share
Basic	58,494	59,643	61,251	61,180	61,278
Diluted	79,783	75,579	61,251	70,681	61,278

See accompanying notes to consolidated financial statements

CORSAIR COMPONENTS, INC. AND SUBSIDIARIES

(formerly Corsair Memory, Inc.)

Consolidated Statements of Stockholders’ Deficit and Comprehensive Income (Loss)

(In thousands, except share and per share amounts)

	Common Stock		Additional Paid-In Capital	Notes Receivable From Stockholders	Redeemable ESOP shares	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Deficit
	Shares	Amount
Balances, December 31, 2006	62,292,008	$6	$3,855	$(2,620)	$(8,848)	$(20,985)	$10	$(28,582)
Exercise of stock options	265,300		45					45
Reclassification of stock-based compensation liability			600					600
Payment received on notes receivable				107				107
Repurchase of common stock	(606,250)		(186)	111				(75)
Changes in fair value of redeemable ESOP shares					1,719			1,719
Stock-based arrangements:
Restricted stock awards	685,000		698	(698)				—
Restricted stock awards cancelled	(490,838)		(263)	263				—
Comprehensive income:
Foreign currency translation adjustment							33	33
Net income						4,591		4,591

Total comprehensive income								4,624

Balances, December 31, 2007	62,145,220	6	4,749	(2,837)	(7,129)	(16,394)	43	(21,562)

Repurchase of common stock	(478,500)		(139)	259				120
Reclassification of stock-based compensation liability			194					194
Stock-based arrangements:
Restricted stock awards	165,000		172	(172)				—
Restricted stock awards cancelled	(588,962)		(255)	255				—
Forgiveness of notes related to restricted stock awards				351				351
Changes in fair value of redeemable ESOP shares					5,761			5,761
Shares purchased by ESOP from employees					(1,681)			(1,681)
Comprehensive income:
Foreign currency translation adjustment							(1)	(1)
						11,202		11,202

Total comprehensive income								11,201

Balances, December 31, 2008	61,242,758	6	4,721	(2,144)	(3,049)	(5,192)	42	(5,616)

Exercise of stock options	332,000		56					56
Issuance of common stock	77,000		22					22
Changes in fair value of redeemable ESOP shares					(11,249)			(11,249)
Stock-based arrangements:
Stock-based compensation expense			131					131
Restricted stock awards cancelled	(391,190)		(523)	523				—
Forgiveness of notes related to restricted stock awards				235				235
Comprehensive income:
Foreign, currency translation adjustments							5	5
Net loss						(8,690)		(8,690)

Total comprehensive income								(8,685)

Balances, December 31, 2009	61,260,568	$6	$4,407	$(1,386)	$(14,298)	$(13,882)	$47	$(25,106)

Exercise of stock options	38,958	—	24					24
Reclassification of stock-based compensation liability			406					406
Issuance of common stock								—
Changes in fair value of redeemable ESOP shares					(5,362)			(5,362)
Stock-based arrangements:
Stock-based compensation expense			238					238
Forgiveness of notes related to restricted stock awards				235				235
Comprehensive income:
Foreign currency translation adjustments							4	4
Net loss						(11,373)		(11,373)

Total comprehensive income								(11,369)

Balances, March 31, 2010 (unaudited)	61,299,526	$6	$5,075	$(1,151)	$(19,660)	$(25,255)	$51	$(40,934)

See accompanying notes to consolidated financial statements

CORSAIR COMPONENTS, INC. AND SUBSIDIARIES

(formerly Corsair Memory, Inc.)

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
Cash flows from operating activities:				(unaudited)
Net income (loss)	$4,591	$11,202	$(8,690)	$253	$(11,373)
Adjustments to reconcile net income to net cash provided by operating activities:
Stock-based compensation expense (benefit)	(4,530)	(12,823)	28,004	(19)	14,086
Depreciation and amortization	1,131	1,752	1,936	521	386
Debt issuance cost amortization	—	—	85	18	541
Loss on disposal of property and equipment	—	—	357	20	—
Loss on revaluation of common stock warrants	—	—	1,722		1,014
Deferred tax benefit, net	(376)	(418)	(13,415)	—	—
Loss (gain) on foreign currency exchange	(148)	63	(77)	89	91
Provision for doubtful accounts and revenue return reserves	3,282	1,486	2,191	853	895
Changes in assets and liabilities:
Accounts receivable	432	8,872	(13,145)	950	(1,941)
Inventories	(4,677)	11,161	(15,387)	3,539	1,527
Prepaid expenses and other current assets	3,472	1,465	1,159	365	(1,305)
Other assets	(86)	(8)	9	8	—
Accounts payable	98	(4,997)	6,995	(6,119)	4,988
Income taxes payable	(581)	68	4,185	(13)	(2,936)
Other liabilities and accrued expenses	613	(4,641)	2,663	(430)	(958)

Net cash provided by (used in) operating activities	3,221	13,182	(1,408)	35	5,015

Cash flows from investing activities:
Purchase of property and equipment	(2,028)	(1,486)	(1,004)	(204)	(486)

Net cash used in investing activities	(2,028)	(1,486)	(1,004)	(204)	(486)

Cash flows from financing activities:
Borrowings from bank credit facilities	397,069	351,712	325,319	69,488	103,476
Repayment of bank credit facilities	(398,127)	(362,960)	(326,363)	(69,435)	(103,611)
Borrowings from interim funding facility	686	—	5,000	—	—
Repayment of interim funding facility	—	—	—	—	(5,000)
Debt issuance cost	—	—	(593)	—	—
Repayment of other debt obligations	(783)	(894)	(293)	(21)	(96)
Proceeds from exercise of stock options and payment received on notes receivable	152	—	56	—	24

Net cash provided by (used in) financing activities	(1,003)	(12,142)	3,126	32	(5,207)

Effect of exchange rate changes on cash	33	(1)	5	(43)	4

Increase (decrease) in cash	223	(447)	719	(180)	(674)
Cash at beginning of the year	872	1,095	648	648	1,367

Cash at end of the year	$1,095	$648	$1,367	$468	$693

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$2,913	$2,241	$1,830	$447	$316

Cash paid during the year for income taxes	$3,097	$122	$2,845	$86	$3,975

Supplemental disclosure of noncash investing and financing activities:
Notes payable issued for stock option repurchase	$296	$—	$—	$—	$—

Notes receivable forgiven for stock awards	$—	$351	$235	$—	$235

Issuance of common stock warrants	$—	$—	$173	$—	$—

See accompanying notes to consolidated financial statements

CORSAIR COMPONENTS, INC. AND SUBSIDIARIES

(formerly Corsair Memory, Inc.)

Notes to Consolidated Financial Statements

1. Formation and Business of the Company

Corsair Components, Inc. (“Corsair Components”) was incorporated under the laws of the State of Delaware in January 2010. Corsair Components’ business was in the past conducted through Corsair Memory, Inc. (“Corsair Memory”), which was incorporated under the laws of the State of California in January 1994 and was reincorporated in the State of Delaware in 2007. The term “Company,” as used in these notes, means Corsair Components and its predecessors (including Corsair Memory) and their respective consolidated subsidiaries. The Company designs, markets and distributes high-performance DRAM modules, USB flash drives, power supply units, solid-state drives, cooling systems and computer cases to retailers and distributors worldwide. The Company is headquartered in Fremont, California.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of the Company and subsidiaries. All significant intercompany transactions and balances have been eliminated. The Company evaluated subsequent events through May 28, 2010.

Unaudited Interim Financial Information

The accompanying consolidated balance sheet as of March 31, 2010, the consolidated statements of operations and of cash flows for the three months ended March 31, 2009 and 2010 and stockholders’ deficit and comprehensive income (loss) for the three months ended March 31, 2010 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial condition and results of operations and cash flows for the three months ended March 31, 2009 and 2010. The financial data and other information disclosed in these notes to the consolidated financial statements related to the three months ended March 31, 2009 and 2010 are unaudited. The results of operations for the three months ended March 31, 2010 are not necessarily indicative of the results to be expected for 2010 or for any other interim period or future year.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of sales and expenses. Such estimates include, but are not limited to, the valuation of common stock, the valuation of accounts receivable, inventories, the valuation of deferred tax assets, among others. These estimates and assumptions are based on management’s best estimate and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. The Company adjusts such estimates and assumptions when facts and circumstances dictate. Illiquid credit markets, volatile equity, foreign currency, and energy markets, and declines in consumer spending have combined to increase the uncertainty inherent in such estimates and assumptions. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods.

CORSAIR COMPONENTS, INC. AND SUBSIDIARIES

(formerly Corsair Memory, Inc.)

Notes to Consolidated Financial Statements

Unaudited Pro Forma Balance Sheet

The accompanying pro forma consolidated balance sheet reflects the assumed termination of the Company’s employee stock ownership plan (ESOP) repurchase right, reclassification of stock compensation liability to equity due to termination of a stock restriction agreement, and reclassification of the common stock warrant liability to equity due to termination of the repurchase features, all of which are expected to occur in connection with the Company’s initial public offering; see note 18 below. The unaudited pro forma balance sheet does not give effect to any proceeds from the proposed initial public offering or receipt of any proceeds therefrom.

Revenue Recognition

The Company’s products are sold through a network of distributors and retailers. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, title has transferred, the price becomes fixed and determinable and collectability is reasonably assured. Evidence of an arrangement exists when there is a customer contract or a standard customer purchase order. The Company considers delivery complete when title and risk of loss transfer to the customer (defined as a retailer or distributor), which is generally upon shipment, but no later than physical receipt by the customer. The Company’s revenue recognition policies are consistent worldwide.

The Company records revenue net of estimated returns, customer incentive programs and other incentive offerings. These include special pricing arrangements, promotions, rebates and volume-based incentives. The Company recognizes reserves for these arrangements, promotions, rebates and incentives as a reduction of revenue and determines estimates of required reserves based on negotiated terms and consideration of historical experience. The Company recognizes revenue upon shipment to distributors and retailers and the Company uses historical rates of return from the distributors and retailers to provide for estimated product returns. The Company grants limited rights of return, which vary by customer and range from the right to return defective products to limited stock rotation rights allowing the exchange of a percentage of the customer’s quarterly purchases. The Company estimates these allowances based on historical experience and records them as a reduction of revenues. The Company believes that its new product categories do not differ materially in terms of product returns from its older product categories.

Rebates, incentives and other pricing programs are generally product and customer specific and last for a short duration. Reserves for such programs are based on historical experience, including the Company’s experience with similar programs and customer history.

Advertising Costs

Advertising costs are charged to expense as incurred. Advertising costs for the years ended December 31, 2007, 2008 and 2009 and three months ended March 31, 2009 and 2010 (unaudited) of $1.2 million, $1.2 million, $0.8 million, $0.2 million and $0.2 million, respectively, are included as a component of sales and marketing expense in the accompanying consolidated statements of operations.

Stock-Based Compensation

Shares of common stock issuable under some of the Company’s stock-based awards are subject to repurchase rights. The repurchase price is a formulaic price not determinable until the date of exercise of the repurchase right. Stock-based awards under the Company’s Non-Qualified Stock Option Plan (the “NQSO Plan”) and the Company’s 2006 Stock Purchase Plan and certain awards under the Company’s 2008 Stock Incentive Plan are liability-classified awards because the shares of common stock issuable pursuant to these awards are subject to these repurchase rights, as described in “Stock Repurchase Features” in note 15 below and because of

CORSAIR COMPONENTS, INC. AND SUBSIDIARIES

(formerly Corsair Memory, Inc.)

Notes to Consolidated Financial Statements

the Company’s past practices of repurchasing common stock related to these awards. The Company has elected the intrinsic value method to measure its liability-classified awards and amortized stock-based compensation expense for those awards expected to vest on a straight-line basis over the requisite service period. The Company has re-measured the intrinsic value of the awards at the end of each reporting period until either the repurchase right is exercised, the holder is exposed to the market value of the shares for a reasonable period of time (at least six months) or the awards are settled, cancelled or expire unexercised. Changes in the intrinsic value are recognized during the period as a cumulative adjustment to compensation expense.

Other stock-based awards granted under the 2008 Stock Incentive Plan which were not subject to the repurchase rights described above were equity-classified. The Company adopted the Black-Scholes model to estimate the fair value of the equity-classified awards. The Company recognizes the value of the portion of the award that the Company ultimately expects to vest as expense over the requisite service periods in the Company’s consolidated statements of operations.

The following table shows the Company’s stock-based compensation (benefit) expense for the following periods (in thousands):

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
				(unaudited)
Cost of revenue	$(476)	$(1,674)	$448	$(49)	$511
Product development	(1,672)	(4,353)	8,389	(54)	4,577
Sales and marketing	(398)	(1,389)	7,878	58	3,424
General and administrative	(1,984)	(5,407)	11,289	26	5,574

Total	$(4,530)	$(12,823)	$28,004	$(19)	$14,086

The Company computed the fair value of the equity-classified awards on the date of grant using the Black-Scholes pricing model, with the following weighted average assumptions:

	Year Ended December 31,		Three Months Ended March 31,
	2008	2009	2009	2010
			(unaudited)
Fair value of underlying common stock per share	$0.29	$0.54	$0.29	$1.87
Expected term in years	6.25	6.25	6.25	6.25
Expected volatility	52%	52%	52%	52%
Expected dividend yield	— %	— %	— %	— %
Risk free interest rate	3.2%	2.6%	2.6%	2.8%

The Company determines expected volatility using average volatility of a peer group of publicly traded companies. The Company selected this peer group based on criteria including similar industry, life cycle, revenue and market capitalization. The Company determines the expected term of options granted utilizing the “simplified” method as prescribed by Staff Accounting Bulletin, or SAB, No. 107, Share-Based Payment, or SAB 107, of the Securities and Exchange Commission. The Company determines the risk free interest rate by using published zero coupon rates for U.S. treasury notes for each grant date given the expected term. The expected dividend yield is zero based on the fact that the Company has never paid and does not intend to pay cash dividends on its common stock.

CORSAIR COMPONENTS, INC. AND SUBSIDIARIES

(formerly Corsair Memory, Inc.)

Notes to Consolidated Financial Statements

The Company is also required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. Historical data was used to estimate pre-vesting forfeitures and record stock-based compensation expense only for those awards that the Company expects to vest.

In December 2009, the Company’s board of directors approved modifications to the stock incentive plans to eliminate the obligation to repurchase stock from its stockholders. This change will become effective in connection with the Company’s planned initial public offering, at which time the stock-based compensation methodology will be changed from liability accounting to the straight-line method for unvested awards over the remaining vesting period.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income (loss) in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period of enactment. The Company is subject to foreign income taxes on its foreign operations. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount more likely than not to be realized.

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The Company considers the scheduled reversal of deferred tax liabilities (including the impact of available carry-back and carry-forward periods), projected taxable income, and tax-planning strategies in making this assessment. The ultimate realization of deferred tax assets as of December 31, 2009 depends on the generation of future taxable income. The Company reversed its valuation allowance during the fourth quarter of 2009 as, based on its projections and other available information, it was more likely than not that its deferred tax assets as of December 31, 2009, would not be realized. Prior to that, the Company’s deferred tax assets were subject to a valuation allowance based on the level of historical income and projections over the periods for which the deferred tax assets were deductible. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if projected future operating results deteriorate during the carry-forward period.

As of March 31, 2010, given the Company’s actual and projected three-year cumulative results of operations as of that date and other positive and negative factors, it appeared more likely than not that the Company would be able to realize the deferred tax assets as of December 31, 2009 but that its projected cumulative operating results might not be sufficient to realize the additional deferred tax assets of $4.6 million generated during the three months ended March 31, 2010, which related to stock-based compensation charges. Accordingly, the Company recorded a valuation allowance of $4.6 million on its deferred tax assets for the quarter ended and as of March 31, 2010 as it was deemed more likely than not that those additional deferred assets would not be realized.

Effective January 1, 2007, the Company implemented new guidance for the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company is required to recognize in the financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits

CORSAIR COMPONENTS, INC. AND SUBSIDIARIES

(formerly Corsair Memory, Inc.)

Notes to Consolidated Financial Statements

of the position. The accounting for uncertainty in income taxes also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The Company policy is to record interest and penalties related to unrecognized tax benefits as income tax expense.

Concentration of Credit Risk and Risks and Uncertainties

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of trade accounts receivable. The Company’s trade accounts receivable result from sales of its products to large, well-established distributors as well as brick-and-mortar and online retailers worldwide. Management reviews the creditworthiness of its customers in the ordinary course of business and further analyzes the need for allowances for potential credit losses.

One customer, Newegg Inc., accounted for 11.8%, 10.8%, 11.1%, 12.7% and 11.2% of net revenues for the years ended December 31, 2007, 2008 and 2009 and three months ended March 31, 2009 and 2010 (unaudited), respectively.

The Company is subject to risks common to companies in its industry including, but not limited to, fluctuations in average selling prices of DRAM modules, which can directly affect net revenues and gross margin due to the fact that the majority of the Company’s net revenues are generated by sales of DRAM modules, new technological innovations, dependence upon a limited number of third-party manufacturers and suppliers, global economic downturns and compliance with government regulations. There can be no assurance that the Company’s products will continue to be accepted in the marketplace, that any future products can be developed or manufactured at an acceptable cost and with appropriate performance characteristics, or that such products will be successfully marketed. These factors could have a material adverse effect on the Company’s future financial results, financial position and cash flows.

Common Stock Warrant Liability

In connection with a $5.0 million loan made to the Company in June 2009, the Company issued warrants to purchase its common stock to the lender. The fair value of the common stock warrants was allocated to common stock warrant liability and the residual amount of the loan proceeds was allocated to debt. The Company classifies its common stock warrants as liabilities on its balance sheet due to the holder’s right to require the Company to repurchase the common stock warrants or the shares of common stock issued on exercise of the warrants for cash under specified circumstances. As a result, the common stock warrant liability is subject to re-measurement at each balance sheet date and the Company recognizes the change in fair value, if any, as loss on revaluation of the common stock warrants. The common stock warrant liability as of December 31, 2009 and March 31, 2010 (unaudited) is based on the estimated valuation of the common stock as of that date. The Company will continue to adjust the liability for changes in fair value until the earlier of (i) exercise of the common stock warrants, (ii) conversion into common stock, (iii) expiration of the common stock warrants or (iv) the termination of this repurchase right.

Comprehensive Income (Loss)

Comprehensive income or loss, includes all non-owner changes to stockholders’ equity. For the years ended December 31, 2007, 2008 and 2009 and three months ended March 31, 2010 (unaudited), comprehensive income (loss) differed from reported net income/loss by the cumulative translation adjustment.

CORSAIR COMPONENTS, INC. AND SUBSIDIARIES

(formerly Corsair Memory, Inc.)

Notes to Consolidated Financial Statements

Fair Value of Financial Instruments

The carrying amounts of the Company’s financial instruments, which include accounts receivable, borrowings and accounts payable, approximate their fair values as of December 31, 2008 and 2009 and March 31, 2010 (unaudited) due to the relatively short maturities of these instruments. The carrying value of the Company’s short-term and long-term debt as of December 31, 2008 and 2009 and March 31, 2010 (unaudited) approximates fair value because of their short-term nature and market interest rates.

The Company has utilized a valuation model to determine the fair value of the outstanding warrants. The inputs to the model include fair value of Company’s common stock, expected term, volatility and risk free interest rate. As several significant inputs are not observable, the overall fair value measurement of the warrants is classified as Level 3.

The following table summarizes the Company’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2009 and March 31, 2010 (unaudited) (in thousands):

		Fair Value Measurement Using
	Total Fair Value as of December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Warrant liability	$1,895	$—	$—	$1,895

		Fair Value Measurement Using
	Total Fair Value as of March 31, 2010 (unaudited)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Warrant liability	$2,909	$—	$—	$2,909

The following table summarizes the change in the fair value of the Company’s Level 3 warrant during the year ended December 31, 2009 and three months ended March 31, 2010 (unaudited) (in thousands):

December 31, 2009
Fair value as of December 31, 2008	$—
Fair value of warrants issued	173
Change in fair value due to loss on revaluation of common stock warrants	1,722

Fair value as of December 31, 2009	1,895

Changes in fair value due to loss on revaluation of common stock warrants (unaudited)	1,014

Fair value as of March 31, 2010 (unaudited)	$2,909

Cash and Restricted Cash

The Company classifies all highly liquid investments purchased with an original or remaining maturity of three months or less at the date of purchase as cash equivalents and those investments with an original or remaining

CORSAIR COMPONENTS, INC. AND SUBSIDIARIES

(formerly Corsair Memory, Inc.)

Notes to Consolidated Financial Statements

maturity of greater than three months to be short-term investments. The Company did not have any cash equivalents or short-term investments as of December 31, 2008 and 2009, March 31, 2010 (unaudited), respectively.

Restricted cash represents amounts held by financial institutions in Europe as a security deposit to government authorities for value added tax.

Accounts Receivable Allowances

The Company records an allowance for doubtful accounts for estimated losses resulting from the inability of customers to make payments. The allowance is recorded as a general and administrative expense in the Company’s consolidated financial statements. The Company bases its allowance on periodic assessments of its customers’ liquidity and financial condition through analysis of information obtained from credit rating agencies, financial statement review and historical collection trends. Additional allowances may be required if the liquidity or financial condition of its customers was to deteriorate. The allowance for doubtful accounts was $180 thousand, $79 thousand and $56 thousand as of December 31, 2008 and 2009 and March 31, 2010 (unaudited), respectively.

Inventories

Inventories are stated at lower of cost or market using the weighted average cost method of accounting. Provisions have been made to reduce all slow-moving, obsolete or unusable inventories to their net realizable values.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization, and are depreciated on a straight-line basis over the estimated useful lives of the assets.

Manufacturing equipment	3-5 years

Computer equipment, software, and office equipment	3-5 years

Furniture and fixtures	7 years

Leasehold improvements	The shorter of the lease term or the estimated useful lives of the improvements

Warranty Reserve

The Company estimates and records a warranty reserve at the time the related sale is recognized based on historical warranty costs.

Shipping and Handling Expenses

Amounts billed to customers for shipping and handling of products are reflected in net revenues. Expenses incurred related to outbound shipping and handling of products are reflected in sales and marketing expenses and were $4.8 million, $5.9 million, $3.8 million, $1.1 million and $1.2 million for the years ended December 31, 2007, 2008 and 2009 and three months ended March 31, 2009 and 2010 (unaudited), respectively.

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of

CORSAIR COMPONENTS, INC. AND SUBSIDIARIES

(formerly Corsair Memory, Inc.)

Notes to Consolidated Financial Statements

assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. There were no indicators for impairment as of and for the years ended December 31, 2007, 2008 and 2009 and three months ended March 31, 2010 (unaudited).

Foreign Currency Translation

For operations outside the United States, the Company translates assets and liabilities of foreign subsidiaries, whose functional currency is the local currency, at end-of-period exchange rates. Sales and expenses are translated at monthly average rates of exchange prevailing during the year. The adjustment resulting from translating the financial statements of such foreign subsidiaries are included in accumulated other comprehensive income (loss), which is reflected as a separate component of stockholders’ deficit. Realized gains and losses on foreign currency transactions are included in other income (expense) in the accompanying consolidated statements of operations.

Recent Accounting Pronouncements

In June 2008, the FASB issued a new accounting standard for determining whether instruments granted in stock-based payment transactions are considered participating securities for the purposes of calculating earnings per share. The standard clarified that all outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends participate in undistributed earnings with common stockholders, and therefore are considered participating securities. The two-class method of computing basic and diluted earnings per share would have to be applied. This standard is effective for year beginning after December 31, 2008. The adoption of the accounting standard did not have a material impact on the Company’s consolidated financial statements, since its restricted stock awards do not provide for nonforfeitable dividends.

In August 2009, FASB updated its accounting standard that measures the fair value of liabilities. The update provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value of such liability using one or more of the techniques prescribed by the update. The update of this standard did not have any impact on the consolidated financial statements.

In June 2009, the FASB issued a new accounting standard that provides for a codification of accounting standards to be the authoritative source of generally accepted accounting principles (“GAAP”) in the United States. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under federal securities laws are also sources of authoritative GAAP for SEC registrants. The Company adopted the provisions of the authoritative accounting guidance for the year ended December 31, 2009. The adoption of this standard did not have any impact on the consolidated financial statements.

In April 2010, the FASB updated its accounting standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This update clarifies existing guidance for disclosure of the date through which subsequent events have been evaluated in originally issued and revised financial statements. The update of this standard did not have any impact on the consolidated financial statements.

In April 2010, the FASB updated its accounting standards of disclosures for recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and 2 fair-value measurements and information about purchases, sales, issuance and settlements on a gross basis in the reconciliation of Level 3 fair-

CORSAIR COMPONENTS, INC. AND SUBSIDIARIES

(formerly Corsair Memory, Inc.)

Notes to Consolidated Financial Statements

value measurements. This update also clarifies existing fair-value measurement disclosure guidance about the level of disaggregation, input and valuation techniques. This update is effective for interim and annual reporting periods beginning after December 15, 2009. The update of this standard did not have any impact on the consolidated financial statements.

Reclassifications

Certain reclassifications have been made to consolidated balance sheets, consolidated statements of operations and cash flows as of and for the years ended December 31, 2007, 2008 and 2009 to conform to the current year presentation. These reclassifications had no effect on net income (loss) or net cash flow provided by (used in) operating activities reported for any year.

3. Inventories, Net

Inventories, net as of December 31, 2008 and 2009 consist of the following (in thousands):

	December 31,		March 31,
	2008	2009	2010
			(unaudited)
Raw materials	$3,774	$8,057	$6,391
Work in process	580	3,462	2,261
Finished goods	19,009	27,231	28,571

Total	$23,363	$38,750	$37,223

4. Warranty Reserve

The warranty reserve at December 31, 2008 and 2009 and March 31, 2010 (unaudited) was $901 thousand, $776 thousand and $792 thousand, respectively. The following table reconciles changes in the Company’s accrued warranties and related costs for the years ended December 31, 2008 and 2009 and three months ended March 31, 2010 (unaudited) (in thousands):

	December 31,		March 31,
	2008	2009	2010
			(unaudited)
Beginning balance	$959	$901	$776
Charged to cost of revenue	884	801	443
Claims and settlements	(942)	(926)	(427)

Ending balance	$901	$776	$792

CORSAIR COMPONENTS, INC. AND SUBSIDIARIES

(formerly Corsair Memory, Inc.)

Notes to Consolidated Financial Statements

5. Sales Return Reserve

The sales return reserve at December 31, 2008 and 2009 and March 31, 2010 (unaudited) was $2.1 million and $2.0 million and $2.0 million, respectively. The following table reconciles changes in the reserve for the years ended at December 31, 2008 and 2009 and three months ended March 31, 2010 (unaudited) (in thousands):

	December 31,		March 31,
	2008	2009	2010
			(unaudited)
Beginning balance	$2,704	$2,054	$2,030
Charged to revenue	1,452	2,185	895
Claims and settlements	(2,102)	(2,209)	(964)

Ending balance	$2,054	$2,030	$1,961

6. Segment Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is its Chief Executive Officer. The Company’s Chief Executive Officer reviews financial information presented for each of the two reporting segments and on a consolidated basis.

The Company determined its operating segments to be high-performance memory components and gaming components and peripherals. The accounting policies of the two reportable operating segments are the same as those described above in Note 2, Summary of Significant Accounting Policies.

Prior to 2009, the Company evaluated the performance of its two operating segments based on net revenues; accordingly, information relating to gross profit and gross margin for each operating segment is not available for periods prior to 2009. Starting in 2009, the Company began evaluating the performance of its two operating segments based on cost of sale and gross profit, in addition to net revenues. The Company does not allocate assets, operating expenses, interest expense, net, other income and expense, net, loss on revaluation of warrants and income taxes based on operating segments. Accordingly such information is not available.

The following table sets forth net revenues by segment (dollars in thousands):

	Year Ended December 31,						Three Months Ended March 31, (unaudited)
	2007		2008		2009		2009		2010
High performance memory components	$362,419	95.4%	$295,755	86.7%	$243,124	74.7%	$51,662	80.2%	$75,056	72.5%
Gaming components and peripherals	$17,299	4.6%	$45,317	13.3%	$82,509	25.3%	$12,747	19.8%	$28,482	27.5%

Total	$379,718	100.0%	$341,072	100.0%	$325,633	100.0%	$64,409	100.0%	$103,538	100.0%

CORSAIR COMPONENTS, INC. AND SUBSIDIARIES

(formerly Corsair Memory, Inc.)

Notes to Consolidated Financial Statements

The following table sets forth net revenues by geographic area (dollars in thousands):

	Year Ended December 31,						Three Months Ended March 31, (unaudited)
	2007		2008		2009		2009		2010
Europe	$188,073	49.5%	$188,434	55.2%	$169,928	52.2%	$32,759	50.9%	$53,506	51.7%
Amercias	141,267	37.2	117,181	34.4	114,265	35.1	23,801	36.9	36,825	35.6
Asia Pacific	50,378	13.3	35,457	10.4	41,440	12.7	7,849	12.2	13,207	12.7

	$379,718	100.0%	$341,072	100.0%	$325,633	100.0%	$64,409	100.0%	$103,538	100.0%

The Company’s gross margin is defined as gross profit as a percentage of net revenues. The following table sets forth gross profit and gross margin by segment (dollars in thousands):

	Year Ended December 31,						Three Months Ended March 31,
	2007		2008		2009		2009		2010
							(unaudited)
High performance memory components	$—	—%	$—	—%	$30,167	12.4%	$5,426	10.5%	$9,088	12.1%
Gaming components and peripherals	$—	—%	$—	—%	$16,490	20.0%	$2,494	19.6%	$5,673	19.9%

Total	$36,381	9.6%	$35,567	10.4%	$46,657	14.3%	$7,920	12.3%	$14,761	14.3%

For the years ended December 31, 2007, 2008 and 2009 and the three months ended March 31, 2009 and 2010 (unaudited), sales to Newegg.com in the Americas region accounted for 11.8%, 10.8%, 11.1%, 12.7% and 11.2%, respectively, of the Company’s consolidated net revenues. For the years ended December 31, 2007, 2008 and 2009 and the three months ended March 31, 2009 and 2010 (unaudited). Sales to Newegg.com in the Americas region accounted for $44.8 million, $36.8 million, $36.1 million, $8.2 million and $11.6 million, respectively, of the Company’s total net revenues. No sales were made to Newegg.com outside of the Americas region. Sales made to Newegg.com related to both the high-performance memory component and gaming components and peripherals segments.

Long-lived assets by geographic region were as follows (in thousands):

	Year Ended December 31,				Three Months Ended March 31, 2010
	2008		2009
					(unaudited)
Europe	$41	1.1%	$30	1.1%	$150	5.3%
Americas	2,535	70.6	1,695	63.7	1,730	61.6%
Asia Pacific	1,017	28.3	936	35.2	929	33.1%

	$3,593	100.0%	$2,661	100.0%	$2,809	100.0%

Long-lived assets in the Americas and Asia Pacific each represented more than 10% of the Company’s total long-lived assets at December 31, 2008 and 2009.

CORSAIR COMPONENTS, INC. AND SUBSIDIARIES

(formerly Corsair Memory, Inc.)

Notes to Consolidated Financial Statements

7. Income (Loss) per Share

Basic net income (loss) per share of common stock is computed by dividing net income (loss) available to common stockholders by the weighted-average common shares outstanding for the period. Diluted net income (loss) per share of common stock reflects the maximum potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock and would then share in the net income (loss) of the Company. Dilutive share equivalents include stock-based awards issued to employees.

Employee share options and restricted shares granted by the Company are treated as potential shares in computing diluted net income (loss) per share. Diluted shares outstanding include the dilutive effect of in-the-money awards which is calculated based on the average share price for each fiscal period using the treasury stock method. Under the treasury stock method, the amount that the employee must pay for exercising stock options, the amount of compensation cost for future service that the Company has not yet recognized, and the amount of tax impact that would be recorded in additional paid-in capital when the award becomes deductible are assumed to be used to repurchase shares.

For the stock-based awards and warrants issued by the Company that were liability classified, the Company presumed that such awards will be settled in common stock, and accordingly the resulting potential common shares were included in diluted EPS, if the EPS effect of settling in common stock was more dilutive than the effect of settling in cash. An adjustment to the numerator was accordingly made for any changes in income or losses that were recognized during the period when computing diluted EPS.

The computations of basic and diluted net income per share for the Company were as follows (in thousands except per share amounts):

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
Numerator:				(unaudited)
Net income (loss) available to common stockholders (basic)	$4,591	$11,202	$(8,690)	$253	$(11,373)
Stock-based compensation expense (benefit) under liability method	(4,411)	(13,274)	—	(19)	—

Total	$180	$(2,072)	$(8,690)	$234	$(11,373)

Net loss available to common stockholders (diluted)	$180	$(2,072)	$(8,690)	$234	$(11,373)

Denominator:
Weighted-average common stock shares outstanding (basic)	58,494	59,643	61,251	61,180	61,278
Effect of dilutive securities:
Common stock equivalent shares from options to purchase common stock and restricted shares	21,289	15,936	—	9,501	—

Weighted-average number of common stock shares outstanding (diluted)	79,783	75,579	61,251	70,681	61,278

Net income (loss) per share available to common stockholders
Basic	$0.08	$0.19	$(0.14)	$0.00	$(0.19)

Diluted	$0.00	$(0.03)	$(0.14)	$0.00	$(0.19)

CORSAIR COMPONENTS, INC. AND SUBSIDIARIES

(formerly Corsair Memory, Inc.)

Notes to Consolidated Financial Statements

Anti-dilutive common stock equivalent shares related to stock options excluded from the calculation of diluted shares were 685 thousand, 5.3 million, 38.3 million, 34.9 million and 38.5 million for the years ended December 31, 2007, 2008 and 2009 and three months ended March 31, 2009 and 2010 (unaudited), respectively. Anti-dilutive common stock equivalent shares from common stock warrants were 2.0 million and 2.0 million for the year ended December 31, 2009 and three months ended March 31, 2010 (unaudited), respectively. No common stock warrants were outstanding for the three months ended March 31, 2009 (unaudited).

8. Property and Equipment

Property and equipment as of December 31, 2008 and 2009 and March 31, 2010 (unaudited) consist of the following (in thousands):

	December 31,		March 31,
	2008	2009	2010
			(unaudited)
Manufacturing equipment	$2,212	$2,399	$2,585
Computer equipment, software and office equipment	2,996	2,583	2,555
Furniture and fixtures	269	243	247
Leasehold improvements	1,207	1,281	1,604

Total	6,684	6,506	6,991

Accumulated depreciation and amortization	(3,091)	(3,845)	(4,182)

Property and equipment, net	$3,593	$2,661	$2,809

Depreciation expense for the years ended December 31, 2007, 2008 and 2009 and three months ended March 31, 2009 and 2010 (unaudited) was $1.1 million, $1.8 million, $1.6 million, $0.4 million and $0.3 million, respectively, and is included as a component of cost of revenue and operating expenses, dependent upon the department to which the asset is allocated, in the accompanying consolidated statements of operations.

9. Debt

a. Credit facilities

Revolving loan

Pursuant to the terms of the amended revolving credit agreement, the Company may request a revolving advance from time to time until the Termination Date, which is defined as either (i) June 30, 2012, (ii) the date on which the Company terminates the Credit Agreement or (iii) the date the Credit Agreement is terminated upon an event of default. The Company’s obligations under the Credit Agreement are secured by substantially all the assets of the Company, except assets and certain shares of its foreign subsidiaries. The Chief Executive Officer and President of the Company executed a personal guaranty in connection with the credit agreement for up to $2.0 million. The Company also entered into a lockbox and collection arrangement with the bank, whereby payments received in the lockbox are directly applied against the amount outstanding under the revolving loan facility. The aggregate amount of all advances made under the revolving loan shall not exceed the lesser of $40.0 million or the sum of 85% of the Company’s eligible accounts receivable, subject to not more than $24.0 million of availability from foreign accounts receivable, plus the lesser of 35% of the Company’s eligible raw materials and finished goods inventory, 75% of the net orderly liquidation value of eligible inventory and $2 million, subject to specified additional adjustments. Interest is payable on a monthly basis, computed at 3-month LIBOR

CORSAIR COMPONENTS, INC. AND SUBSIDIARIES

(formerly Corsair Memory, Inc.)

Notes to Consolidated Financial Statements

plus a 4.25% margin for the year ended December 31, 2009. The Company amended its Credit Agreement in January 2010. Pursuant to such amendments, interest was payable on a monthly basis, computed at 3-month LIBOR plus a 4.0% margin for the three months ended March 31, 2010 (unaudited). Total outstanding borrowings under the credit agreement as of December 31, 2008 and 2009 and March 31, 2010 (unaudited) were $21.0 million, $19.9 million and $19.8 million, respectively, at an interest rate of 4.75%, 4.50% and 4.25%, respectively, and a maturity date of June 30, 2009, June 30, 2012 and June 30, 2012, respectively.

The credit agreement contains certain financial covenants, and customary affirmative covenants and negative covenants. The most restrictive financial covenants are a minimum debt service coverage ratio, which must not be less than 1.1 to 1.0 for any quarter, and minimum pro forma net income, which must be not less than $500,000 for any six month period. These are measured on non-GAAP management information. If the Company does not comply with the various covenants and other requirements under the credit agreement, the bank is entitled to, among other things, require the immediate repayment of all outstanding amounts. As of December 31, 2009 and March 31, 2010 (unaudited) the Company was in compliance with these covenants.

Equipment loan

Pursuant to the terms of the amended equipment loan, the bank agreed to make three advances to the Company up to a total of $2.0 million. The Company cannot re-borrow an equipment loan after its repaid. Each equipment loan is required to be advanced directly to the applicable vendor or to the Company. The outstanding principal balance of each equipment advance is required to be repaid in 36 equal monthly installments beginning on a specified date until the Termination Date. Interest is payable on a monthly basis, computed at 3-month LIBOR plus a 4.25% margin. Upon the Termination Date, the Company shall pay the entire unpaid principal balance of the equipment loan plus accrued interest. The equipment loan is secured by the same collateral that secures the revolving loan with the same bank.

The balance outstanding as of December 31, 2008 and 2009 and March 31, 2010 (unaudited) was $394 thousand, $165 thousand and $108 thousand, respectively. This amount was included in other liabilities on the consolidated balance sheet.

b. Interim funding facility

On June 18, 2009, the Company entered into an interim funding facility with a lender to provide liquidity and working capital through June 18, 2012. The amounts borrowed under the interim funding facility bear interest, payable monthly, at a fixed rate of 14.5%. The borrowings under the interim funding facility are secured by a second priority lien on some of the Company’s assets. The President and Chief Executive Officer of the Company also executed a personal guaranty in connection with the Credit Agreement for up to $750 thousand.

Total outstanding borrowing under the interim funding facility as of December 31, 2009 was $5.0 million. On February 2, 2010, the Company paid off the borrowings of $5.0 million outstanding under the interim funding facility.

The interim funding facility contains certain financial covenants, and customary affirmative covenants and negative covenants. If the Company does not comply with the various covenants and other requirements under the facility, the lender is entitled to, among other things, require the immediate repayment of all outstanding amounts. As of December 31, 2009, the Company was in compliance with these covenants.

CORSAIR COMPONENTS, INC. AND SUBSIDIARIES

(formerly Corsair Memory, Inc.)

Notes to Consolidated Financial Statements

10. Warrants

On June 18, 2009, in conjunction with the interim funding facility, the Company issued a 5-year warrant to purchase 2.0% to 3.5% of the fully-diluted shares of common stock of the Company for $0.55 per share on the date of exercise. As a result of subsequent repayment of the interim funding facility on warrants to purchase fully-diluted shares of common stock have been fixed at 2% of fully-diluted shares outstanding as of the date of exercise. The holder of the warrants has the right, but not the obligation, to put some or all of the warrants or the warrant shares to the Company for cash upon the earliest to occur of June 18, 2014 and the occurrence of certain other events.

Warrants were initially recorded at fair value upon issuance and were classified as a liability. The fair value of the warrants upon issuance was $0.2 million, which was recorded as a debt discount to be amortized over the term of the interim funding facility using the effective interest method. The residual proceeds were allocated to the borrowings under the interim funding facility. The Company classifies the warrant as a liability due to the holder’s right to put the warrant to the Company for cash. The Company re-measures the fair value of the warrants at the end of each reporting period until either the warrants are settled or they expire. A loss on re-measurement of $1.7 million and $1.0 million due to an increase in fair value of common stock was recorded in the consolidated statement of operations for the year ended on December 31, 2009 and three months ended March 31, 2010 (unaudited). A loss of $0.2 million was recorded to recognize unamortized warrant issuance cost due to repayment for the three months ended March 31, 2010 (unaudited). Since the valuation of warrants involved significant unobservable inputs, it is categorized as Level 3.

The Company estimated the warrant fair value at June 18, 2009 and December 31, 2009 and March 31, 2010 (unaudited) using a Black-Scholes option pricing model under the following assumptions are as follows:

	June 18, 2009	December 31, 2009	March 31, 2010
			(unaudited)
Fair Value of underlying stock per share	$0.29	$1.36	$1.87
Expected term in years (equals remaining contractual term)	5.0	4.5	4.3
Expected volatility	58%	58%	55%
Expected dividend yield	— %	— %	— %
Risk free interest rate	2.8%	2.6%	2.2%

CORSAIR COMPONENTS, INC. AND SUBSIDIARIES

(formerly Corsair Memory, Inc.)

Notes to Consolidated Financial Statements

11. Commitment and Contingencies

The Company has entered into operating leases for certain office space, some of which contain renewal options. Rent expense for the years ended December 31, 2007, 2008 and 2009 was $0.7 million, $1.2 million and $1.0 million, respectively. Estimated future lease payments under all non-cancellable operating leases with terms in excess of one year are as follows (in thousands):

Years ending December 31:
2010	$957
2011	695
2012	705
2013	515
2014	518
Thereafter	522

Total	$3,912

The Company purchases materials from many domestic and foreign suppliers. The Company has no long-term purchase commitments or arrangements with any of its suppliers.

12. Litigation

From time to time, the Company may be involved in claims or lawsuits that arise in the ordinary course of business. The Company reserves for legal contingencies when a liability for those contingencies has become probable and the cost is reasonably estimable. Any significant litigation or significant change in estimates on outstanding litigation could cause an increase in the provision for related costs, which, in turn, could materially affect financial results. Any provision made for these legal contingencies are expensed to general and administrative or research and development, dependent upon the nature of the case, in the accompanying consolidated statements of operations. Although the outcome of these legal proceedings cannot be ascertained, in the Company’s judgment on the basis of present information, the Company is not currently a party to any litigation the outcome which would, if determined adversely to the Company, be reasonably expected to have a material adverse effect on the Company’s consolidated financial position.

13. Income Taxes

Income (loss) from operations before income tax for the years ended December 31, 2007, 2008 and 2009 consists of the following (in thousands):

	2007	2008	2009
Domestic	$4,441	$10,224	$(14,740)
Foreign operations	$217	$421	$760

	$4,658	$10,645	$(13,980)

Federal income taxes have not been provided for un-remitted foreign subsidiaries totaling $800 thousand because such earnings are intended to be reinvested.

CORSAIR COMPONENTS, INC. AND SUBSIDIARIES

(formerly Corsair Memory, Inc.)

Notes to Consolidated Financial Statements

Income tax expense (benefit) attributable to income from operations for the years ended December 31, 2007, 2008 and 2009 consists of the following (in thousands):

	Current	Deferred	Total
2007:
Federal	$(10)	$(417)	$(427)
State	21	41	62
Foreign	432	—	432

Total	$443	$(376)	$67

2008:
Federal	$(815)	$(400)	$(1,215)
State	59	(18)	41
Foreign	617	—	617

Total	$(139)	$(418)	$(557)

2009:
Federal	$6,193	$(12,542)	$(6,349)
State	698	(873)	(175)
Foreign	1,234	—	1,234

Total	$8,125	$(13,415)	$(5,290)

The provision for income taxes differs from the amount which would result by applying the applicable statutory federal rate to income before income taxes for the years ended December 31, 2007, 2008 and 2009 as follows (in thousands):

	2007	2008	2009
Provision at federal statutory	$1,594	$3,620	$(4,893)
State taxes	460	498	(433)
Change in valuation allowance	(2,047)	(4,702)	(1,777)
Foreign tax credit	(329)	(407)	233
Reserve for unrecognized tax benefits	437	586	1,124
Foreign rate differential	(23)	(38)	(75)
Meals & entertainment	34	34	15
NOL carryback & true up	(65)	(58)	(83)
Warrants	—	—	645
Other	6	(90)	(46)

Provision for Taxes	$67	$(557)	$(5,290)

CORSAIR COMPONENTS, INC. AND SUBSIDIARIES

(formerly Corsair Memory, Inc.)

Notes to Consolidated Financial Statements

Deferred tax assets and liabilities as of December 31, 2008 and 2009 comprise the following (in thousands):

	2008	2009
Current deferred tax assets:
Accrued expenses and reserves	$1,228	$3,090
Stock-based compensation	1,661	12,169
Net operating loss	50	46
Foreign tax credit carryover	736	—
Other	219	182
Noncurrent deferred tax assets:
Stock-based compensation	116	119
Noncurrent deferred tax liabilities:
Depreciation and amortization	(63)	(21)

Net deferred tax assets	3,947	15,585
Less valuation allowance	(1,777)	—

Total net deferred tax assets	$2,170	$15,585

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The Company considers the scheduled reversal of deferred tax liabilities (including the impact of available carry-back and carry-forward periods), projected taxable income, and tax-planning strategies in making this assessment. The ultimate realization of deferred tax assets as of December 31, 2009 depends on the generation of future taxable income. The Company reversed its valuation allowance during the fourth quarter of 2009 as, based on its projections and other available information, it was more likely than not that its deferred tax assets as of December 31, 2009 would be realized. Prior to that, the Company’s deferred tax assets were subject to a valuation allowance based on the level of historical income and projections over the periods for which the deferred tax assets were deductible. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if projected future operations results deteriorate during the carry-forward period.

As of March 31, 2010, given the Company’s actual and projected three-year cumulative results of operations as of that date and other positive and negative factors, it appeared more likely than not that the Company would be able to realize the deferred tax assets as of December 31, 2009 but that its projected cumulative operating results might not be sufficient to realize the additional deferred tax assets of $4.6 million generated during the three months ended March 31, 2010, which related to stock-based compensation charges. Accordingly, the Company recorded a valuation allowance of $4.6 million on its deferred tax assets for the quarter ended and as of March 31, 2010 as it was deemed more likely than not that those additional deferred assets would not be realized.

On December 31, 2009, The Company had net operating loss carry-forwards for state tax purposes of $0.8 million. The state net operating losses will expire starting in 2013.

During the years ended on December 31, 2007, 2008 and 2009, the Company accrued $61 thousand, $93 thousand and $404 thousand of interest and penalties, respectively. As of December 31, 2009, the Company has accrued a total of approximately $724 thousand of interest and penalties.

As of December 31, 2009, the Company had $2.3 million of cumulative unrecognized tax benefits. If recognized, there will be an effect on the Company’s effective tax rate. The Company expects to reduce its

CORSAIR COMPONENTS, INC. AND SUBSIDIARIES

(formerly Corsair Memory, Inc.)

Notes to Consolidated Financial Statements

unrecognized tax benefits by approximately $700 thousand as a result of the expiration of certain statutes of limitation in the next 12 months.

A reconciliation of the beginning and ending unrecognized tax benefit amounts since adoption is as follows (in thousands):

Balance at January 1, 2007	$730
Increase related to 2007 tax positions	376
Settlements related to prior years’ tax positions	—

Balance at December 31, 2007	1,106
Increase related to 2008 tax positions	492
Settlements related to prior years’ tax positions	—

Balance at December 31, 2008	1,598
Increase related to 2009 tax positions	721
Settlements related to prior years’ tax positions	—

Balance at December 31, 2009	$2,319

While implementing new guidance for the accounting for tax uncertainties, the Company recorded immaterial corrections to its tax accounts, primarily due to accrued foreign withholding tax of $329 thousand in 2007 and $407 thousand in 2008 with corresponding deferred tax assets for the same amounts.

The Company files income tax returns with the Unites States federal government, various states and foreign jurisdictions including Taiwan, Netherlands and Switzerland. The Company’s tax returns in the U.S. and various states and foreign jurisdictions remain open to examination from 2005 to 2010.

14. Stock-Based Compensation

(a) Non Qualified Stock Option Plan (the NQSO Plan)

In 2001, the Company adopted the NQSO Plan pursuant to which the Company’s board of directors may grant stock options to employees, non-employee board members and consultants who provide services to the Company or to its parent or any of its subsidiaries. The NQSO Plan authorizes grants of options to purchase up to 10 million shares of authorized but unissued common stock. Stock options can be granted with an exercise price of not less than 85% of the fair market value of the common stock on the grant date, or 110% of the fair market value of the common stock on the grant date if the option is granted to a stockholder with holdings of 10% or greater of all of the Company’s classes of stock, or of certain of the Company’s affiliates. Stock options do not exceed 10-year terms. The Company has also granted individual non-qualified stock option awards with terms and conditions substantially similar to the terms and conditions of options granted under the NQSO Plan.

The Board terminated the NQSO Plan on December 13, 2005, and accelerated the vesting of any unvested stock options outstanding thereunder. No additional grants were made under the NQSO Plan; the outstanding options, however, may still be exercised under the NQSO Plan. The purpose of the accelerated vesting was to begin issuing shares under the 2006 Stock Purchase Plan instead.

For options granted prior to January 1, 2006, the Company accounts for stock-based awards under the intrinsic value method. Options outstanding under the NQSO Plan are subject to liability accounting because the shares issuable upon exercise of the awards are subject to a repurchase right as described in “Stock Repurchase

CORSAIR COMPONENTS, INC. AND SUBSIDIARIES

(formerly Corsair Memory, Inc.)

Notes to Consolidated Financial Statements

Features” in note 15 below, and because of the Company’s past practices of repurchasing common stock related to the awards. Accordingly, the total estimated compensation is determined based on the fair market value of the Company’s shares at the end of each reporting period until either the repurchase right is exercised, the holder is exposed to the market value of the shares for a reasonable period (at least six months) or the awards are settled, cancelled or expire unexercised. Changes in the fair market value of these shares between the date of grant and the settlement date result in a change in the measure of compensation cost for the options. The Company charges the compensation cost to expense on a straight-line basis over the requisite service period with cumulative catch-up adjustments to expense for changes in the intrinsic value of the stock awards.

For stock options granted under the NQSO Plan, the Company recorded a charge of $24.5 million and $11.7 million to the compensation expense for the year ended December 31, 2009 and three months ended March 31, 2010 (unaudited). The compensation cost for the years ended December 31, 2007 and 2008 was a benefit of $4.9 million and a benefit of $13.0 million, respectively. The aggregate intrinsic value of the NQSO Plan options exercised in the years ended December 31, 2007, 2008 and 2009 was $231 thousand, $0 and $42 thousand, respectively. The Company received $45 thousand, $0 and $52 thousand in proceeds from stock option exercises for the years ended December 31, 2007, 2008 and 2009, respectively. The Company did not have any options exercised for the year ended December 31, 2008 and three months ended March 31, 2010 (unaudited).

(b) 2008 Stock Incentive Plan (the 2008 Plan)

In August 2008, the Company adopted the 2008 Plan pursuant to which the Company’s board of directors may grant stock options to employees, directors of the Company or any parent or subsidiary, consultants and other independent advisors who provide services to the Company (or any parent or subsidiary). The 2008 Plan authorizes grants of options to purchase up to 14,830,000 shares of authorized but unissued common stock. Stock options can be granted with an exercise price of not less than 100% of the fair market value of the common stock on the grant date. All unvested options have a 10-year terms and generally vest 25% upon completion of one year of service measured from the vesting commencement date and then in a series of thirty-six successive equal monthly installments upon completion of each additional month of service over the thirty-six month period measured from the first anniversary of the vesting commencement date. The Company has also granted individual non qualified stock option awards with terms and conditions substantially similar to the terms and conditions of options granted under the 2008 Plan.

The stock-based awards granted under the 2008 Plan were classified as liability or equity awards based on whether these awards were subject to repurchase rights as described in Stock Repurchase Features, see note 15 below.

The 2008 Plan—Liability—Classified Awards

Some stock-based awards granted under the 2008 Plan are liability-classified because the awards are subject to repurchase rights, as described in Stock Repurchase Features, see note 15 below, and because of the Company’s past practices of repurchasing common stock related to the awards. The Company has elected the intrinsic value method to measure its liability-classified awards and amortizes stock-based compensation expense on a straight-line basis over the requisite service period with cumulative catch-up adjustments to expense for changes in the intrinsic value of the awards. Under the measurement principles, the Company re-measures the intrinsic value of the awards at the end of each reporting period until the repurchase rights are exercised or the holder is exposed to the market value of the shares for a reasonable period of time or the awards are cancelled or expire unexercised.

CORSAIR COMPONENTS, INC. AND SUBSIDIARIES

(formerly Corsair Memory, Inc.)

Notes to Consolidated Financial Statements

For the liability-classified awards granted under the 2008 Plan, no compensation expense was recorded by the Company for the year ended December 31, 2008 as the exercise price of these options were equal to or higher than the fair value of the Company’s common stock at December 31, 2008. The compensation expense relating to these awards of $1.5 million and $0.9 million was recorded in the consolidated statements of operations for the year ended December 31, 2009 and for the three months ended March 31, 2010 (unaudited), respectively.

The following table sets forth the summary of stock option activity for liability-classified awards granted under the Company’s NQSO Plan and the 2008 Plan for the year ended December 31, 2009 (in thousands, except for share data):

	Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life in Years
Balance at December 31, 2008	23,771,900	$0.18	5.11
Granted	5,549,271	0.63
Exercised	(325,000)	0.16
Forfeited/cancelled	(60,000)	0.63

Balance at December 31, 2009	28,936,171	0.26	5.12
Forfeited/cancelled	(20,000)	0.63	—

Balance at March 31, 2010 (unaudited)	28,916,171	0.27	4.87
Vested and Exercisable at March 31, 2010 (unaudited)	23,740,589	0.19	4.87
Vested and Expected to Vest at March 31, 2010 (unaudited)	28,605,636	0.27	4.87

The aggregate intrinsic value of liability awards outstanding and exercisable was $31.8 million and $27.3 million, respectively, as of December 31, 2009. The aggregate intrinsic value of liability awards outstanding and exercisable was $46.3 million and $39.9 million, respectively, as of March 31, 2010 (unaudited). The aggregate intrinsic value of liability-classified awards expected to vest as of December 31, 2009 and March 31, 2010 (unaudited) was $6.0 million and $7.8 million, respectively.

The 2008 Plan – Equity-Classified Awards

Other stock-based awards granted under the 2008 Plan which were not subject to the repurchase features described above were equity classified. The Company adopted the Black-Scholes model to estimate the fair value of these equity-classified awards. The Company recognizes the value of the portion of the award that the Company ultimately expects to vest as expense over the requisite service periods in the Company’s consolidated statements of operations.

For the equity awards granted under the 2008 Plan, the compensation expense recorded by the Company for the years ended December 31, 2008 and 2009 and three months ended March 31, 2010 (unaudited) was $10 thousand, $153 thousand and $238 thousand, respectively.

The weighted average grant date fair value of the equity awards granted during the years ended December 31, 2008 and 2009 and three months ended March 31, 2010 (unaudited) was $0.10, $0.29 and $1.08 per share, respectively. For the year ended December 31, 2009 and three months ended March 31, 2010 (unaudited) the Company received $4 thousand and $24 thousand, respectively, in proceeds from stock option exercises. The Company did not have any options exercised in 2008.

CORSAIR COMPONENTS, INC. AND SUBSIDIARIES

(formerly Corsair Memory, Inc.)

Notes to Consolidated Financial Statements

The following table sets forth the summary of activity for the equity-classified awards granted under the 2008 Plan for the year ended December 31, 2009 and three months ended March 31, 2010 (unaudited):

	Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life in Years
Balance at December 31, 2008	4,360,000	$0.63	9.81
Granted	5,142,501	0.65
Exercised	(7,000)	0.63
Forfeited/cancelled	(588,959)	0.63

Balance at December 31, 2009	8,906,542	0.64	9.17
Granted	885,416	1.50
Exercised	(38,958)	0.63
Forfeited/cancelled	(144,689)	0.70

Balance at March 31, 2010 (unaudited)	9,608,311	0.72	9.02

Vested and Exercisable at March 31, 2010 (unaudited)	2,108,878	0.63	9.02
Vested and Expected to Vest at March 31, 2010 (unaudited)	9,158,345	0.72	9.02

The aggregate intrinsic value of options exercised in the year ended December 31, 2009 and three months ended March 31, 2010 (unaudited) was $5 thousand and $48 thousand, respectively. There were no options exercised in the year ended December 31, 2008.

As of December 31, 2009 and March 31, 2010 (unaudited), there was $1.6 million and $2.3 million, respectively, of unrecognized compensation costs, adjusted for estimated forfeitures related to unvested equity awards which are expected to be recognized over a weighted average period of 2.7 years.

The following table sets forth options granted from January 1, 2009 to December 31, 2009 and for the three months ended March 31, 2010 (unaudited) that were classified as equity awards:

Date of Issuance	Number of Options Granted	Exercise Price Per Share	Estimated Fair Value Per Share	Intrinsic Value Per Share
March 12, 2009	1,792,501	$0.63	$0.29	$—
April 28, 2009	1,525,000	0.63	0.29	—
June 10, 2009	380,000	0.63	0.29	—
July 13, 2009	5,000	0.63	0.70	0.07
September 9, 2009	360,000	0.63	0.70	0.07
December 8, 2009	1,080,000	0.72	1.36	0.64
March 3, 2010	885,416	1.50	1.87	0.37

The Company performed contemporaneous valuations to determine the fair value of the Company’s common stock at the following dates:

	December 31, 2008	September 30, 2009	December 31, 2009	March 31, 2010
				(unaudited)
Fair Value	$0.29	$0.70	$1.36	$1.87

CORSAIR COMPONENTS, INC. AND SUBSIDIARIES

(formerly Corsair Memory, Inc.)

Notes to Consolidated Financial Statements

(c) 2006 Stock Purchase Plan (the 2006 Plan)

In December 2006, the Company adopted the 2006 Plan pursuant to which the Company’s board of directors may grant restricted shares to employees subject to the Company’s right of repurchase. The Company’s repurchase right generally lapses in installments of 25% on each anniversary of the date of grant over four years.

The grantees purchased the restricted shares by means of a promissory note (a “Note”), which is considered a nonrecourse note for accounting purposes, for the full stated issue price of the restricted shares, with interest payments due annually, and principal due in equal installments from year five through year eight at each anniversary of the Note. The Note may be settled prior to its due date. The principal and interest due to the Company on the payment dates are cancelled and forgiven by the Company if the employee remains in employment with the Company through the respective due dates. Accordingly, the compensation cost for the restricted shares is amortized on a straight-line basis over a four-year service period and the amortization of the Note forgiven is recognized over an eight-year service period.

During 2006, the Company also granted certain restricted shares under the 2006 Plan, subject to the Company’s lapsing right of repurchase, vesting over a three-year service period from the date of grant. The grantees purchased restricted shares by means of a Note for the full stated issue price of the restricted shares, payable in equal installments over the vesting period. The principal and interest due to the Company on the payment dates are cancelled and forgiven by the Company if the employee remains in employment with the Company through the respective due dates. Accordingly, the compensation cost for these shares and the related Note forgiveness have been recognized on a straight-line basis over the 3-year service period.

The restricted shares granted under the 2006 Plan are subject to liability accounting as the awards are subject to a repurchase right, as described in Stock Repurchase Features, see note 15 below, and the Company’s past practices of repurchasing common stock related to the awards. The Company has elected the intrinsic value method to measure its liability classified awards and will amortize stock-based compensation expense on a straight-line basis over the requisite service period with cumulative catch-up adjustments to expense for changes in the intrinsic value of the awards. Fluctuations in the intrinsic value of the unrestricted shares are recorded as increases or decreases in compensation cost until the shares are vested or the holder is exposed to the market value of the shares for a reasonable period of time (at least six months), the shares are cancelled or expire unexercised.

CORSAIR COMPONENTS, INC. AND SUBSIDIARIES

(formerly Corsair Memory, Inc.)

Notes to Consolidated Financial Statements

Net compensation costs related to unvested shares and notes included in the statements of operations totaled a charge of $0.7 million, a credit of $0.01 million a charge of $1.9 million and a charge of $1.2 million for the years ended December 31, 2007, 2008 and 2009 and three months ended March 31, 2010 (unaudited), respectively. Unvested share activity for the years ended December 31, 2007, 2008 and 2009 is as follows:

	Shares	Weighted Average Grant Date Fair Value Per Share
Balance at December 31, 2006	3,963,250	$0.54
Granted	685,000	1.02
Vested	(1,021,050)	0.54
Cancelled	(490,838)	0.54

Balance at December 31, 2007	3,136,362	0.65
Granted	165,000	1.04
Vested	(1,020,100)	0.62
Cancelled	(588,962)	0.64

Balance at December 31, 2008	1,692,300	0.71
Granted	—	—
Vested	(743,811)	0.56
Cancelled	(391,190)	1.02

Balance at December 31, 2009	557,299	0.65

Granted	—	—
Vested	—	—
Cancelled	—	—
Balance at March 31, 2010 (unaudited)	557,299	0.65

As of December 31, 2009, the unrecognized compensation cost related to unvested shares and notes totaled $0.2 million and $0.5 million, respectively. These costs are expected to be recognized over a weighted average period of 1.19 years and 5.19 years, respectively. As of March 31, 2010, the unrecognized compensation cost related to unvested shares and notes totaled $0.7 million and $0.5 million, respectively. These costs are expected to be recognized over a weighted average period of 1.17 years and 5.17 years, respectively.

(d) Employee Stock Ownership Plan (the ESOP)

Effective January 1, 2002, the Company implemented an ESOP. Generally all domestic employees of the Company (other than employees covered under a collective bargaining agreement) are eligible to participate in the ESOP. Eligible employees who were employed by the Company on or before June 30, 2002 are automatically eligible to participate in the ESOP. Eligible employees hired subsequent to June 30, 2002 become eligible during the first plan year in which they complete 1,000 hours of service. The Company’s contributions to the ESOP are discretionary and can be paid in cash or shares of Company stock. The plan includes a put option which is a right to demand that the sponsor redeem shares of employer stock held by the participant, for which there is no market, with an established cash price. The Company made no contributions to the plan and recognized no expense for the years ended December 31, 2007, 2008 and 2009 and three months ended March 31, 2010 (unaudited). Participants are not permitted to make contributions to the ESOP. No participants have been added to the ESOP since 2006.

Benefits under the ESOP generally are distributed to participants in the form of cash or shares of the Company’s common stock, as determined by the ESOP committee. However, a participant may demand that the

CORSAIR COMPONENTS, INC. AND SUBSIDIARIES

(formerly Corsair Memory, Inc.)

Notes to Consolidated Financial Statements

entire distribution be made in shares of common stock. In addition, until the Company’s common stock is actively traded on an established securities market, the participant may demand (in accordance with the terms of the ESOP and applicable law) that the Company repurchase any shares of common stock distributed to the participant at the estimated fair value.

The shares of common stock held by the ESOP are not reflected in stockholders’ deficit in the consolidated balance sheets, but instead are reflected in a line item below liabilities and above stockholders’ deficit. The Company uses a valuation as determined by the Company’s board of directors to determine the maximum possible cash obligation related to those securities outside of permanent equity. Increases or decreases in the value of the cash obligation is included in a separate line item in the statement of stockholders’ deficit and comprehensive income. The fair value of allocated shares subject to this repurchase obligation totaled $3.0 million and $14.3 million and $19.7 million as of December 31, 2008 and 2009 and March 31, 2010 (unaudited), respectively.

During 2008, the ESOP purchased 2,005,850 shares of Company’s common stock from some of the Company’s stockholders at fair value. As of December 31, 2009 and 2008, and March 31, 2010 (unaudited) the number of allocated shares held by the ESOP was 10,513,480, 10,513,480 and 10,513,480, respectively, and there were no unallocated shares. All shares held by the ESOP were treated as outstanding at each of the respective year ends.

15. Stockholders’ Deficit

(a) Stock Split

On July 22, 2008, the Company’s board of directors approved a fifty-for-one stock split of the Company’s common stock. This stock split resulted in an increase in the number of authorized shares from 2 million to 100 million. Information presented in these consolidated financial statements and in the notes to these consolidated financial statements has been retrospectively adjusted to reflect the fifty-for-one stock split.

(b) Stock Repurchase Features

In December 2005 and thereafter, the Company and a number of stockholders of the Company other than the ESOP and employees agreed to enter into a Stock Restriction Agreement, which replaced a Stockholders Agreement dated August 12, 1994, as amended from time to time thereafter, that was previously terminated. The Stock Restriction Agreement provides parties to the agreement with an option to purchase these shares of stockholders party to the agreement upon certain triggering events including, among others, departures from the Company’s employment for reasons other than not-for-cause termination by the Company. In addition, stockholders party to the agreement have the right to require the Company to repurchase all shares held by them if the Company terminates their employment without cause. The repurchase price is a formulaic price not determinable until the date of exercise of the repurchase right.

16. Employee Benefit Plan

The Company has a 401(k) defined contribution plan covering all eligible employees. The 401(k) plan allows for voluntary contributions by plan participants and provides for discretionary contributions by the Company as determined annually by the board of directors. The discretionary amounts may comprise a matching contribution (a designated percentage of a participant’s voluntary contribution) and/or a discretionary profit sharing contribution based on participant compensation. The Company contributed $220 thousand, $170

CORSAIR COMPONENTS, INC. AND SUBSIDIARIES

(formerly Corsair Memory, Inc.)

Notes to Consolidated Financial Statements

thousand, $162 thousand, $41 thousand and $55 thousand to the 401(k) plan for the years ended December 31, 2007, 2008 and 2009 and for the three months ended March 31, 2009 and 2010 (unaudited), respectively.

17. Related Party Transactions

The senior management of the Company is eligible for management bonuses, paid annually. For bonus payments made prior to January 1, 2007, the members of senior management loaned back 25% of their bonus to the Company, which is payable quarterly over 3 years. These loans are secured by notes payable bearing interest based on the prime interest rate at January 1 of every year. The balance outstanding on the notes payable was $1.2 million, $0.7 million and $0.5 million as of December 31, 2008 and 2009 and March 31, 2010 (unaudited), respectively. These amounts are included in other short term and long term liabilities as of December 31, 2008 and 2009 and March 31, 2010 (unaudited).

Samuel R. Szteinbaum, one of the Company’s directors, is a director of Asetek, Inc. (“Asetek”). Asetek sold inventory to the Company for which the Company paid $1.7 million and $1.7 million for the year ended December 31, 2009 and three months ended March 31, 2010 (unaudited), respectively, and had an outstanding balance of $101 thousand owed to Asetek at December 31, 2009 and $502 thousand at March 31, 2010 (unaudited). No purchases were made in the years ended December 31, 2007 and 2008.

18. Subsequent Events

(a) Initial Public Offering

In January 2010, the Board of Directors authorized the filing of a registration statement with the Securities and Exchange Commission for an initial public offering of the Company’s common stock.

(b) Repayment of Borrowings under Interim Funding Facility

On February 2, 2010, the Company paid off the borrowings of $5.0 million outstanding under the interim funding facility.

(c) Reorganization

Prior to the closing of the initial public offering, Corsair Memory, Inc. will effect a corporate reorganization, pursuant to which Corsair Memory, Inc. will become wholly-owned subsidiary, and all other subsidiaries will become direct or indirect subsidiaries, of Corsair Components, Inc.

(d) Reverse Stock Split

On                 , 2010 Corsair Components, Inc. effected a              for              reverse split of its outstanding common stock.

(e) Common stock warrants

On March 31, 2010, the Company amended the warrants. Under this amendment, the warrant holder agreed to fix the number of shares of common stock issuable on exercise at 1,942,827 shares plus 2% of any additional shares of common stock (calculated on a fully-diluted basis but excluding shares of common stock issued in the proposed initial public offering) from April 1, 2010 to the closing date of the proposed initial public offering. The amendment terminates the warrant repurchase rights effective on the closing of the initial public offering and allows the warrant holder to sell at least 750,000 shares of common stock in the Company’s proposed initial public offering.

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             Shares

Common Stock

Prospectus

Barclays Capital

Jefferies & Company

Oppenheimer & Co.

RBC Capital Markets

                    , 2010

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item	13. Other Expenses of Issuance and Distribution.

Expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the sale of the common stock being registered under this registration statement are as follows. All expenses, other than the SEC registration fee, the FINRA filing fee and the Nasdaq Global Market listing fee, are estimates.

SEC registration fee		$6,150
FINRA filing fee		9,125
Nasdaq Global Market listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky fees and expenses (including legal fees)		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be provided by amendment.

Item	14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law permits indemnification of officers, directors and certain other persons under specified circumstances and subject to certain limitations. The registrant’s amended and restated certificate of incorporation and amended and restated bylaws will provide that the registrant shall indemnify its directors and officers to the full extent permitted by the Delaware General Corporation Law. In addition, the registrant has entered into or will enter into separate indemnification agreements with its directors and officers which require the registrant, among other things, to indemnify them against specified liabilities.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities, including liabilities arising under the Securities Act.

The registrant maintains directors and officers insurance against liabilities incurred by them in such capacity, subject to exclusions.

Item	15. Recent Sales of Unregistered Securities.

During the three years prior to the initial filing of this registration statement, the registrant (which term, as used in this paragraph, includes its predecessors) issued and sold the following securities without registration under the Securities Act of 1933:

(1)	Since January 1, 2007, the registrant issued to its employees and directors an aggregate of 927,000 shares of common stock pursuant to restricted stock grants, at exercise prices ranging from $0.0001 to $1.04 per share for an aggregate purchase price of $869,633.

(2)	Since January 1, 2007, the registrant granted options under its equity incentive plans to purchase 19,634,899 shares of common stock to its employees and directors, having exercise prices ranging from $0.63 to $2.06 per share for an aggregate exercise price of $17,819,946.

(3)	On June 18, 2009, the registrant issued warrants to purchase shares of its common stock at an exercise price of $0.55 per share (subject to adjustment as provided in the warrants) to an unrelated third party in connection with a $5.0 million loan provided by that third party to the registrant. At the time of issuance of the warrants, the number of shares issuable upon exercise of the warrants varied from 2% to 3.5% (depending on the date the loan was repaid) of the number of outstanding shares of the Company’s common stock, calculating on a fully diluted basis.

(4)	On August 15, 2008, the registrant issued additional shares of its common stock pursuant to a 50-for-1 stock split.

(5)	The registrant was incorporated in Delaware on January 4, 2010. The registrant’s business was in the past and currently is conducted through Corsair Memory, Inc., or Corsair Memory, and its predecessors and their respective subsidiaries. Prior to the closing of this offering, Corsair Memory will effect a corporate reorganization, which is sometimes referred to as the Holding Company Formation, pursuant to which Corsair Memory will become a wholly-owned subsidiary, and all of other subsidiaries will become direct or indirect subsidiaries, of the registrant. In connection with the Holding Company Formation, the outstanding shares of Corsair Memory’s common stock will be converted into shares of the registrant’s common stock and outstanding options and warrants to purchase Corsair Memory’s common stock will become options or warrants, as the case may be, to purchase shares of the registrant’s common stock.

None of the foregoing transactions involved or, in the case of the transaction described in clause (5) above, will involve any underwriters, underwriting discounts or commissions, and the registrant believes that each issuance of securities described above was or will be, as the case may be, exempt from registration under the Securities Act pursuant to Section 4(2) or Rule 701 under the Securities Act or, in the case of the transaction described in clause (5) above, subject to receipt of a permit from the California Department of Corporations following a fairness hearing, Section 3(a)(10) of the Securities Act.

Item16.	Exhibits and Financial Statement Schedules.

(a) Exhibits:

Exhibit Number	Exhibit Title

1.1(a)	Form of Underwriting Agreement

2.1(a)	Agreement and Plan of Merger for Holding Company Formation

3.1(a)	Amended and restated certificate of incorporation of the registrant

3.2(a)	Form of amended and restated certificate of incorporation of the registrant, to be effective upon closing of the offering

3.3(a)	Amended and restated bylaws of the registrant

3.4(a)	Form of amended and restated bylaws of the registrant, to be effective upon closing of the offering

4.1(a)	Specimen common stock certificate of the registrant

5.1(a)	Opinion of Sidley Austin LLP

10.1(a)(c)	Form of director and executive officer indemnification agreement

10.2(a)(c)	Form of executive officer change of control severance agreement

10.3(a)(c)	Non-Qualified Stock Option Plan

10.4(a)(c)	Form of stock option agreement under the 2001 Non-Qualified Stock Option Plan

10.5(a)(c)	2008 Stock Incentive Plan

Exhibit Number	Exhibit Title

10.6(a)(c)	Form of stock option agreement under the 2008 Stock Incentive Plan

10.7(a)(c)	2006 Stock Purchase Plan

10.8(a)(c)	Form of stock purchase agreement under the 2006 Stock Purchase Plan

10.9(a)(c)	Form of promissory note in connection with the 2006 Stock Purchase Plan

10.10(a)(c)	Form of pledge agreement in connection with the 2006 Stock Purchase Plan

10.11(a)(c)	Form of 2010 Equity Incentive Plan

10.12(a)(c)	Form of stock option agreement under the 2010 Equity Incentive Plan

10.13(a)(c)	Form of restricted stock award agreement under the 2010 Equity Incentive Plan

10.14(a)(c)	Form of restricted stock unit agreement under the 2010 Equity Incentive Plan

10.15(a)(c)	Form of stock appreciation right agreement under the 2010 Equity Incentive Plan

10.16(a)(c)	2010 Employee Stock Purchase Plan

10.17(a)(c)	Offer letter with José Flahaux dated October 13, 2008

10.18(a)(c)	2009 Annual Incentive Plan

10.19(a)(c)	2010 Annual Incentive Plan

10.20(a)(c)	2009 Profit Sharing Plan

10.21(a)(c)	Employee Stock Ownership Plan and Trust Agreement

10.22(a)	Form of revolving credit agreement

10.23(a)	Warrant to purchase shares of common stock

10.24(a)	Letter agreement dated as of March 31, 2010 amending the preceding item.

10.25(b)	Promissory notes issued to Andrew J. Paul, effective January 25, 2007, February 16, 2007 and March 8, 2007

21.1(a)	List of subsidiaries of the registrant

23.1(b)	Consent of Independent Registered Public Accounting Firm

23.2(a)	Consent of Sidley Austin LLP (included in Exhibit 5.1)

24.1(d)	Power of Attorney

(a)	To be filed by amendment.
(b)	Filed herewith.
(c)	Indicates a management contract or compensatory plan.
(d)	Previously filed.

(b) Financial Statement Schedules.

The following financial statement schedule is filed as a part of this registration statement:

•	Schedule II—Consolidated Valuation and Qualifying Accounts and Reserves.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(a)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from a form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fremont, State of California, on May 28, 2010.

CORSAIR COMPONENTS, INC.

By:	/S/ NICHOLAS B. HAWKINS
Nicholas B. Hawkins
Treasurer and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities indicated below as of May 28, 2010:

	Signature	Title
	*	President, Chief Executive Officer and Director (Principal Executive Officer)
Andrew J. Paul

	/S/ NICHOLAS B. HAWKINS	Treasurer, Chief Financial Officer and Director (Principal Financial Officer)
Nicholas B. Hawkins

	*	Corporate Controller (Principal Accounting Officer)
Daniel P. Benas

	*	Director
George R. Elliott

	*	Director
John S. Hodgson

	*	Director
Samuel R. Szteinbaum

*By:	/S/ NICHOLAS B. HAWKINS
Nicholas B. Hawkins Attorney-in-fact

SCHEDULE II—CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Year	Charged to Statement of Operations	Deductions	Balance at End of Year
	(in thousands)

Sales return allowance(1)
Year ended December 31, 2007	$2,408	$2,969	$(2,673)	$2,704
Year ended December 31, 2008	2,704	1,452	(2,102)	2,054
Year ended December 31, 2009	2,054	2,185	(2,209)	2,030

Rebates and other incentives(1)
Year ended December 31, 2007	1,453	3,455	(1,536)	3,372
Year ended December 31, 2008	3,372	4,679	(3,003)	5,048
Year ended December 31, 2009	5,048	2,859	(4,586)	3,321

Allowance for doubtful accounts(2)
Year ended December 31, 2007	203	313	(198)	318
Year ended December 31, 2008	318	34	(172)	180
Year ended December 31, 2009	180	6	(107)	79

Warranty(2)
Year ended December 31, 2007	979	1,138	(1,158)	959
Year ended December 31, 2008	959	884	(942)	901
Year ended December 31, 2009	901	801	(926)	776

Valuation Allowance for deferred tax assets(3)
Year ended December 31, 2007	8,526	—	(2,047)	6,479
Year ended December 31, 2008	6,479	—	(4,702)	1,777
Year ended December 31, 2009	1,777	(1,777)	—	—

(1)	Recorded against gross revenue.
(2)	Recorded as expense.
(3)	Recorded as income tax expense.

EXHIBIT INDEX

Exhibit Number	Exhibit Title

1.1(a)	Form of Underwriting Agreement

2.1(a)	Agreement and Plan of Merger for Holding Company Formation

3.1(a)	Amended and restated certificate of incorporation of the registrant

3.2(a)	Form of amended and restated certificate of incorporation of the registrant, to be effective upon closing of the offering

3.3(a)	Amended and restated bylaws of the registrant

3.4(a)	Form of amended and restated bylaws of the registrant, to be effective upon closing of the offering

4.1(a)	Specimen common stock certificate of the registrant

5.1(a)	Opinion of Sidley Austin LLP

10.1(a)(c)	Form of director and executive officer indemnification agreement

10.2(a)(c)	Form of executive officer change of control severance agreement

10.3(a)(c)	Non-Qualified Stock Option Plan

10.4(a)(c)	Form of stock option agreement under the 2001 Non-Qualified Stock Option Plan

10.5(a)(c)	2008 Stock Incentive Plan

10.6(a)(c)	Form of stock option agreement under the 2008 Stock Incentive Plan

10.7(a)(c)	2006 Stock Purchase Plan

10.8(a)(c)	Form of stock purchase agreement under the 2006 Stock Purchase Plan

10.9(a)(c)	Form of promissory note in connection with the 2006 Stock Purchase Plan

10.10(a)(c)	Form of pledge agreement in connection with the 2006 Stock Purchase Plan

10.11(a)(c)	Form of 2010 Equity Incentive Plan

10.12(a)(c)	Form of stock option agreement under the 2010 Equity Incentive Plan

10.13(a)(c)	Form of restricted stock award agreement under the 2010 Equity Incentive Plan

10.14(a)(c)	Form of restricted stock unit agreement under the 2010 Equity Incentive Plan

10.15(a)(c)	Form of stock appreciation right agreement under the 2010 Equity Incentive Plan

10.16(a)(c)	2010 Employee Stock Purchase Plan

10.17(a)(c)	Offer letter with José Flahaux dated October 13, 2008

10.18(a)(c)	2009 Annual Incentive Plan

10.19(a)(c)	2010 Annual Incentive Plan

10.20(a)(c)	2009 Profit Sharing Plan

10.21(a)(c)	Employee Stock Ownership Plan and Trust Agreement

10.22(a)	Form of revolving credit agreement

10.23(a)	Warrant to purchase shares of common stock

10.24(a)	Letter agreement dated as of March 31, 2010 amending the preceding item.

10.25(b)	Promissory notes issued to Andrew J. Paul, effective January 25, 2007, February 16, 2007 and March 8, 2007

Exhibit Number	Exhibit Title

21.1(a)	List of subsidiaries of the registrant

23.1(b)	Consent of Independent Registered Public Accounting Firm

23.2(a)	Consent of Sidley Austin LLP (included in Exhibit 5.1)

24.1(d)	Power of Attorney

(a)	To be filed by amendment.
(b)	Filed herewith.
(c)	Indicates a management contract or compensatory plan.
(d)	Previously filed.